Exhibit 99.1

Preliminary and Subject to Completion, dated May 13, 2015

INFORMATION STATEMENT

The Chemours Company

Common Stock, Par Value $0.01 Per Share

This information statement is being furnished to the holders of common stock of E. I. du Pont de Nemours and Company (DuPont) in connection with the distribution of shares of common stock of The Chemours Company (Chemours). Chemours is a wholly owned subsidiary of DuPont that operates DuPont’s Performance Chemicals segment, which includes its titanium technologies, fluoroproducts and chemical solutions businesses. DuPont will distribute all of the outstanding shares of Chemours common stock on a pro rata basis to DuPont’s common stockholders.

Chemours was organized as a limited liability company under the laws of the State of Delaware and was converted to a corporation under the laws of the State of Delaware on April 30, 2015.

For every five shares of DuPont common stock held of record by you as of the close of business on [—], 2015, the record date for the distribution, you will receive one share of Chemours common stock. No fractional shares of Chemours common stock will be issued. Instead, you will receive cash in lieu of any fractional shares. As discussed under “The Distribution — Trading Between the Record Date and Distribution Date,” if you sell your DuPont common stock in the “regular-way” market after the record date and before the separation and distribution, you also will be selling your right to receive shares of Chemours common stock in connection with the separation and distribution. We expect the shares of Chemours common stock to be distributed by DuPont to you on July 1, 2015, pending final approval from DuPont’s board of directors. We refer to the date of the distribution of Chemours common stock as the “distribution date.” After the distribution, we will be an independent, publicly traded company.

No vote of DuPont’s stockholders is required to effect the distribution. Therefore, you are not being asked for a proxy to vote on the separation or the distribution, and you are requested not to send us a proxy. You do not need to pay any consideration, exchange or surrender your existing shares of DuPont common stock or take any other action to receive your shares of Chemours common stock.

The distribution is intended to be tax-free to DuPont shareholders for United States federal income tax purposes, except for cash received in lieu of fractional shares. The distribution is subject to the satisfaction or waiver by DuPont of certain conditions, including the continued effectiveness of a private letter ruling that DuPont has received from the U.S. Internal Revenue Service and opinions of tax counsel confirming that the distribution and certain transactions entered into in connection with the distribution generally will be tax-free to DuPont and its shareholders for U.S. federal income tax purposes, except for cash received in lieu of fractional shares. Cash received in lieu of any fractional shares of Chemours common stock will generally be taxable to you.

DuPont currently owns all of the outstanding shares of Chemours. Accordingly, there is no current trading market for Chemours common stock, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution, and we expect “regular-way” trading of Chemours common stock to begin on the first trading day following the completion of the separation and distribution. Chemours intends to apply to have its common stock authorized for listing on the New York Stock Exchange, Inc. under the symbol “CC.”

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 23.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

References in this information statement to specific codes, legislation or other statutory enactments are to be deemed as references to those codes, legislation or other statutory enactments, as amended from time to time.

The date of this information statement is [—], 2015.

The following is a summary of material information discussed in this information statement. This summary may not contain all the details concerning the separation and distribution or other information that may be important to you. To better understand the separation, distribution and Chemours’ business and financial position, you should carefully review this entire information statement. Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement, including the combined financial statements of Chemours, which are comprised of the assets and liabilities of DuPont’s Performance Chemicals segment, which includes its titanium technologies, fluoroproducts and chemical solutions businesses, and certain additional assets and liabilities associated with the DuPont business, assumes the completion of all the transactions referred to in this information statement in connection with the separation and distribution. Unless the context otherwise requires, references in this information statement to “The Chemours Company,” “The Chemours Company, LLC,” “Chemours,” “we,” “us,” “our” and “our company” refer to The Chemours Company and its combined subsidiaries. References in this information statement to “DuPont” refer to E. I. du Pont de Nemours and Company, a Delaware corporation, and its consolidated subsidiaries (other than Chemours and its combined subsidiaries), unless the context otherwise requires. References to “DuPont stockholders” refer to stockholders of DuPont in their capacity as holders of common stock only, unless context otherwise requires.

Chemours was organized as a limited liability company under the laws of the State of Delaware and was converted to a corporation under the laws of the State of Delaware on April 30, 2015.

This information statement describes the business to be transferred to Chemours by DuPont in the separation as if the transferred business were our business for all historical periods described. References in this information statement to our historical assets, liabilities, products, businesses or activities of our business are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the transferred business as the business was conducted as part of DuPont and its subsidiaries prior to the separation and distribution.

This summary highlights information contained in this information statement and provides an overview of our company, our separation from DuPont and the distribution of our common stock by DuPont to its stockholders. You should read this entire information statement carefully, including the risks discussed under “Risk Factors,” our audited and unaudited selected historical condensed combined financial statements and notes thereto, and our unaudited pro forma combined financial statements and the notes thereto included elsewhere in this information statement. Some of the statements in this summary constitute forward-looking statements. See “Cautionary Statement Concerning Forward-Looking Statements.”

You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations.

INFORMATION STATEMENT SUMMARY

Distributing Company

DuPont was founded in 1802 and was incorporated in Delaware in 1915. Today, DuPont is creating higher growth and higher value by extending the company’s leadership in agriculture and nutrition, strengthening and growing capabilities in advanced materials and leveraging cross-company skills to develop a world-leading bio-based industrial business. Through these strategic priorities, DuPont is helping customers find solutions to capitalize on areas of growing global demand — enabling more, safer, nutritious food; creating high-performance, cost-effective energy efficient materials for a wide range of industries; and increasingly delivering renewably sourced bio-based materials and fuels. Total worldwide employment at December 31, 2014, was about

63,000 people. DuPont has operations in more than 90 countries worldwide and about 62 percent of consolidated net sales are made to customers outside the United States of America (U.S.).

Our Company

Chemours is a leading global provider of performance chemicals through three reporting segments: Titanium Technologies, Fluoroproducts and Chemical Solutions. Our performance chemicals are key inputs into products and processes in a variety of industries. Our Titanium Technologies segment is the leading global producer of titanium dioxide (TiO2), a premium white pigment used to deliver opacity. Our Fluoroproducts segment is a leading global provider of fluoroproducts, such as refrigerants and industrial fluoropolymer resins. Our Chemical Solutions segment is a leading North American provider of industrial and specialty performance chemicals used in gold production, oil refining, agriculture, industrial polymers and other industries. Our position with each of these businesses reflects the strong value proposition we provide to our customers based on our long history of innovation and our reputation within the chemical industry for safety, quality and reliability. We operate 37 production facilities located in 12 countries and serve several thousand customers located in more than 130 countries.

Our Strengths

Our competitive strengths include the following:

Leading Global Market Positions

We are the largest global producer of TiO2, with annual TiO2 capacity of approximately 1.2 million metric tons. We are in the process of expanding capacity at our Altamira, Mexico production facility by 200,000 metric tons. Production at the expansion is scheduled to start up in mid-2016. Each of our TiO2 production facilities ranks among those with the largest capacity globally, and our production facilities at New Johnsonville, Tennessee and DeLisle, Mississippi are the two largest capacity TiO2 production facilities in the world. We believe that our world-scale assets, consistent quality and delivery reliability differentiate us from our competitors in the TiO2 market.

We are the market leader in fluoroproducts, with leading positions in fluorinated refrigerants, and industrial fluoropolymer resins and downstream products. We have a leading position in hydrofluorocarbon (HFC) refrigerants and are at the forefront of developing high-performance sustainable technologies such as our low global warming potential (GWP) hydrofluoro-olefin (HFO) refrigerants and foam expansion agents. We are also the market leader in industrial fluoropolymer resins and downstream products and coatings, marketed under the well-known Teflon® brand name. Teflon® industrial resins are used in high-performance wire and cable and multiple components in high-tech processing equipment.

We are the leading producer of solid sodium cyanide (primarily used in gold production) in the Americas. We lead in production capability, product stewardship offerings and distribution capabilities. We are the largest provider of sulfuric acid regeneration in the U.S. Northeast and the second largest provider in the U.S. Gulf Coast. In North America, we maintain market leading positions in aniline (primarily used to make polyurethane) and glycolic acid (primarily used in personal care products). We also have a strong market position in disinfectants used for water sanitization, animal health and bio-security.

Our market-leading positions are due to the scale and scope of our operations, our outstanding process technology, our differentiated products, our competitive pricing and efficient manufacturing base and long-standing partnerships with our customers.

Industry-leading Cost Structure

We produce our products in cost-efficient manufacturing facilities that utilize proprietary process technologies to help drive our industry-leading cost structure. We continue to focus on increasing manufacturing efficiencies and mitigating cost inflation through process improvements, selected capital investments and adoption of best practices.

Our Titanium Technologies segment, in particular, has high asset productivity. Our proprietary TiO2 process technology allows us to optimize the use of a variety of titanium-bearing ore types, providing us with a cost advantage. Our world-scale TiO2 production facilities provide significant economies of scale. We operate large individual production lines at high utilization rates. The scale of our production facilities combined with our process technology capabilities, has allowed us to achieve one of the lowest manufacturing costs per unit in the industry over a sustained period of time. Our new Altamira, Mexico TiO2 production line is expected to be one of the lowest cost production lines in the world. In addition, we continually strive to improve our productivity and optimize our capacity by applying our engineering and manufacturing technology expertise to our production facilities.

Our leading fluoroproducts capacity, innovative production processes, effective supply chain and sourcing strategies make us highly cost competitive also in the fluoroproducts market. Our use of local contract manufacturing and joint venture partners in selected countries as a source of regional access and asset-light manufacturing (where possible) further enhances the overall cost position of our Fluoroproducts segment.

In Chemical Solutions, we believe we have highly attractive cost and asset positions within our cyanides, sulfur, and clean and disinfect businesses as a result of our proprietary process technologies, manufacturing scale, efficient supply chain processes, and proximity to large customers.

Leading Technology and Intellectual Property

As part of our DuPont heritage, our businesses have a long history of delivering innovative and high-quality products. We expect sustained technology leadership to be a key differentiator for Chemours, as the majority of our products are critical inputs that significantly impact the functionality, performance and quality of our customers’ products. Our product offerings are enhanced by application technology scientists and laboratories across the globe, whose goal it is to deliver formulation improvements to help our customers achieve lower costs, better performance and higher overall value-in-use from our products compared to those of our competitors.

In our Titanium Technologies segment, we commercialized the chloride process for TiO2 production in 1953, providing products with better opacity and superior whiteness due to lower impurities, and generating lower waste and byproducts than the traditional sulfate production technology. Currently, we are one of the limited number of TiO2 producers with rights to chloride process for production of TiO2. We believe that our proprietary chloride technology enables us to operate plants at a much higher capacity than other chloride technology based TiO2 producers, uniquely utilizing a broad spectrum of titanium bearing ore feedstocks and achieving the highest unit margins in our industry. Our research and development (R&D) and technology efforts focus on improving production processes, developing and yielding TiO2 grades that help customers achieve optimal performance. In our Fluoroproducts segment, we pioneered fluorine chemistry and invented polytetrafluoroethylene (PTFE), as well as developed the first generation of refrigeration agents in the first half of the 20th century. Our continuing innovation focus places us at the forefront of industry and regulatory changes with a focus on sustainable solutions. In fluoroproducts, we led the industry in the Montreal-Protocol (1987) driven transition from chlorofluorocarbons (CFCs) to the lesser ozone depleting hydrochlorofluorocarbons (HCFCs), and non-ozone depleting HFCs. In 1988 we committed to cease production of CFCs and started manufacturing non-ozone depleting HFCs in the early 1990s. Driven by new and emerging environmental legislations and standards currently being implemented across the U.S., Europe, Latin America and Japan, we are now developing and commercializing Opteon®, a hydrofluoro-

olefin (HFO) based refrigerant with very low GWP and zero ozone depletion potential (ODP), for air conditioning, refrigeration and other applications. This new patented technology offers similar functionality to current HFC products but meets or exceeds currently mandated environmental standards. Like Titanium Technologies and Fluoroproducts, our Chemical Solutions segment has strong technical capabilities and a reputation for its ability to manage hazardous materials. This ability is a key competitive advantage for Chemical Solutions, as several of its products’ end-users demand the highest level of excellence in the safe manufacturing, handling and shipping of the materials. Chemical Solutions also holds and occasionally licenses what it believes to be the leading process technologies for the production of aniline, acrylonitrile and hydrogen / sodium cyanide.

Our technological advantage is supported by our intellectual property portfolio of trade secrets, patents and protected innovations, covering process technologies, product formulations and various end-use applications. We maintain a world-renowned trademark portfolio, including the widely recognized brands Ti-Pure® and Vantage® for titanium dioxide products, Suva®, ISCEON®, Freon®, Opteon®, Teflon®, Tefzel®, Viton®, Krytox®, Formacel®, Dymel®, FM 200®, Nafion®, Capstone® for fluoroproducts, and Virkon® and Oxone® for Chemical Solutions.

Geographically Diverse Revenue Base Well-Positioned to Capitalize on Economic Growth

We operate 37 production facilities located in 12 countries and serve several thousand customers located in more than 130 countries. As a result of our strong global presence, we have a widely dispersed customer base that provides us with a geographically diversified revenue stream.

Demand for TiO2 comes from the coatings, paper and plastics industries and is highly correlated to growth in the global residential housing, commercial construction and packaging markets. Over the long-term, global TiO2 demand has grown in line with gross domestic product (GDP). Growth in emerging markets, including China, however, may be greater than GDP-level growth due in part to the rising middle class in such markets, which has become a key driver of demand for end products that use our TiO2.

We believe our Fluoroproducts segment, particularly through its low-GWP and zero-ODP products, will benefit from regulatory changes requiring phase-out and phase-downs of less sustainable incumbent products resulting in attractive margins and industry structure during sunset periods. In addition, customers continually require innovative next generation advanced materials, particularly industrial fluoropolymer resins, driving new product development and growth. We believe fluoroproducts demand growth in developed markets will be in line with global GDP, whereas demand growth in emerging markets will be higher than GDP. We also believe fluorochemicals growth will be driven by country-specific legislation phasing-down the current HFC-based refrigerants for which the new HFO-based products and blends are functional substitutes with a low environmental footprint. For fluoropolymers, we believe growth will be driven by the extension of higher performance applications in developed markets to developing markets, e.g. aerospace, automotive, electronics and communications and semiconductors in China.

Our Chemical Solutions segment serves customers in a diverse range of end markets that we believe generally grow in line with global GDP.

Long Standing and Diverse Customer Base

We serve approximately 5,000 customers across a wide range of end markets in more than 130 countries. Many of our commercial and industrial relationships have been in place for decades and are based on our proven value proposition of safely and reliably supplying our customers with the materials needed for their operations. Our customers are comprised of a diverse group of companies, many of which are leaders in their respective industries. Our sales are not materially dependent on any single customer. As of December 31, 2014, no one individual customer balance represented more than five percent of Chemours’ total outstanding receivables balance and no single customer represented more than ten percent of our sales.

Knowledge of our customers’ business needs is at the core of our innovative processes and forms the basis of our product development initiatives. We work closely with our customers to optimize their formulations and products. We also provide ongoing technical support services to these customers, which helps them to maximize the effectiveness of our advanced performance products.

Strong Management Team with Deep Industry Experience

Chemours has a strong executive management team that combines in-depth industry experience and demonstrated leadership. Mark Vergnano, our Chief Executive Officer, previously served as Executive Vice President of DuPont since 2009. His prior experience includes 35 years in a variety of general management, manufacturing and technical leadership positions, including vice president and general manager for DuPont Nonwovens, DuPont Building Innovations and group vice president of DuPont Safety & Protection. Mark Newman, our Senior Vice President and Chief Financial Officer, previously served as senior vice president and chief financial officer of SunCoke Energy Inc. Prior to his time at SunCoke, Mr. Newman served in a number of senior operating and finance leadership roles in the U.S. and China, primarily with the General Motors Corporation where he began his career in 1986. Chemours’ segment presidents are B.C. Chong, Thierry Vanlancker and Chris Siemer, each of whom has been in chemical industry leadership positions for more than twenty-five years. Mr. Chong has served as president of DuPont’s Titanium Technologies business since 2011. Previously, he held leadership positions in manufacturing operations, new business development, strategic planning and sales and marketing. Mr. Vanlancker was named president of DuPont’s Fluoroproducts and Chemical Solutions business in 2012. He brings over a decade of experience in managing fluoro-based businesses and has held leadership positions in general management and sales and marketing. Mr. Siemer joined DuPont in 2010 and has managed global industrial and specialty chemical business portfolios for more than twenty years.

In addition to our strong executive management team, we have an experienced group of employees who work to maintain our leading market positions with their commitment to safe and efficient production, technology leadership, expansion of product offerings and customer relationships.

Cash Flow Generation

We believe that after the separation we will have a balance sheet supported by a world class asset base, adequate liquidity and substantial undrawn revolving credit facility, no pension or Other Post-Employment Benefits (OPEB) plans in the U.S. (except for a frozen non-qualified pension restoration plan and a U.S. OPEB plan sponsored by an unconsolidated equity investment) and minimal unfunded non-U.S. pension liability. We expect our EBITDA to increase over time through low-cost incremental production and/or overall unit cost reductions from Chemours’ TiO2 capacity expansion at its Altamira site, potential upside from an anticipated cyclical recovery in TiO2, EU-mandated environmental regulations driving conversion to refrigerants with low GWP, and our focus on productivity improvements. The completion of the Altamira expansion in mid-2016 will meaningfully reduce our annual capital expenditures.

Our operating cash flow generation is driven by, among other things, global economic conditions generally and the resulting impact on demand for our products, raw material and energy prices, and industry-specific issues, such as production capacity and utilization. We have generated strong operating cash flow through various industry and economic cycles evidencing the operating strength of our businesses. Over the industry cycles in recent years, cash flows from operating activities increased in the years leading up to 2011, and have declined annually since the historical peak profitability achieved in 2011. Despite challenging market conditions in the TiO2 industry since achieving a historical peak in terms of profitability in 2011 and what are believed to be relatively weak market conditions in 2013 and 2014, we have generated strong operating cash flow. For each of the past four fiscal years, Chemours has generated cash flows from operating activities in excess of $500 million, with such cash flows averaging approximately $1 billion per year. See our disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity & Capital Resources.”

Capital expenditures have on average equaled approximately $460 million per year during the past four years. A significant increase in each of the past three fiscal years was due to expenditures relating to the expansion of the TiO2 production facility at Altamira, Mexico. We expect our capital expenditures to be reduced in 2016 and in the near term thereafter due to the completion of the Altamira expansion, which should further bolster our free cash flow as the new capacity is expected to come online in mid-2016.

Our Strategy

Continue to Drive Operational Excellence and Asset Efficiency

Operational excellence, which includes a commitment to safety, environmental stewardship and improved reliability, is key to our future success. We continually evaluate our business to identify opportunities to increase operational efficiency throughout our production facilities with a focus on maintaining operational excellence and maximizing asset efficiency. We continue to set new, stricter operational excellence targets for each of our facilities based on industry-leading benchmarks. We intend to continue focusing on increasing manufacturing efficiencies through selected capital projects, process improvements and best practices in order to lower unit costs. We will also carefully manage our portfolio, especially in our Chemical Solutions segment, and take appropriate actions to address product lines that face challenging market conditions and do not generate returns on invested capital that we believe are sufficient to create long-term shareholder value.

Focus on Cash Flow Generation

Our goal is to focus on cash flow generation and return on invested capital through the continuing optimization of our cost structure, improvement in working capital and supply chain efficiencies, and a disciplined approach to capital expenditures.

We have a proven track record of mitigating fixed cost inflation with cost saving actions and productivity improvements. We intend to continue to identify incremental cost saving opportunities based in large part on benchmarks of industry-leading performance and productivity improvements by utilizing our engineering and manufacturing technology expertise and partnerships with low cost producers. Our goal is to maintain a cost structure that positions us favorably to compete and grow. Our goal is to continue upgrading our customer and product mix to increase our sales of value-added, differentiated products to achieve premium pricing to improve margins and enhance cash flow.

We intend to actively manage our working capital by increasing inventory turnover and reducing finished goods and raw materials inventory without affecting our ability to deliver products to our customers. We strive to improve our supply chain efficiency by focusing on reducing both operating costs and working capital needs. Our supply chain efforts to lower operating costs have consisted of reducing procurement spending, lowering transportation and warehouse costs and optimizing production scheduling.

We remain focused on disciplined capital allocation among our segments. We plan to allocate our capital expenditures to projects required to enhance the reliability of our manufacturing operations and maintain the overall asset portfolio. This includes key maintenance and repair activities in each segment, and necessary regulatory and maintenance spending to ensure safe operations. We intend to optimize capital spending on growth projects across our various businesses based on a thorough comparison of risk-adjusted returns for each project.

Maintain Strong Customer Focus

A key component of our strategy is to produce innovative, high-performance products that offer enhanced value propositions to our customers at competitive prices. Our goal is to continually work closely with our customers to provide solutions and products that optimize their formulations and products. This market-driven product development enables us to offer a high-quality product portfolio to our customers and provides our businesses with the ability to respond quickly and efficiently to changes in market demands.

Leverage our Leadership to Drive Organic Growth

We plan to continue to capitalize on our global operations network, distribution infrastructure and technology to pursue global growth. We will focus our efforts on those geographic areas and end products that we believe offer the most attractive growth and long-term profitability prospects.

Our strategy in our Titanium Technologies segment is to continue to strengthen our leading position from both product offering and cost perspective in order to increase the segment‘s sales and profitability. We intend to continue to position Chemours as the preferred supplier of TiO2 worldwide by delivering the highest quality product offering to our customers coupled with superior technical expertise. We are currently expanding capacity at our Altamira, Mexico production facility, which will increase our global capacity by more than 15 percent and will be one of the lowest cost TiO2 production lines in the world. Production at the expansion is scheduled to start up in mid-2016.

Our Fluoroproducts segment plans to make ongoing, selective investments to capitalize on market opportunities based on our innovation capabilities and industry dynamics. We intend to continue to leverage our fluoroproducts and process expertise to develop new high-performance, differentiated offerings and to promote industry transition towards more sustainable technologies. Specifically, our strategy is to focus on development of proprietary, high-value, sustainable specialties (for example, Opteon® YF and HFO-1336, which are designed to meet tighter regulatory standards and replace commodity HFC refrigerants or foaming agents).

Our Chemical Solutions segment intends to capitalize on potential growth opportunities in businesses in which we have strong regional positions, e.g. sulfuric acid and sodium cyanide. We plan to make selective capital investments to grow our sulfur products and sodium cyanide businesses, in which we have leading market positions in the Americas, and to take initiatives to improve profitability in the remainder of the businesses in our Chemical Solutions segment.

Deepen Our Presence in Emerging Markets

Emerging markets are a strategic priority for a number of our businesses. We are well positioned not only to leverage our strong market positions in mature but highly sophisticated markets in North America and Europe, but also to participate in the expected growth of emerging markets in Asia, Eastern Europe and Latin America. We believe that improving living standards and growth in GDP across emerging markets are combining to create increased demand for our products. We expect to capitalize on this growth opportunity by expanding our customer base and local capabilities in order to increase our market share across emerging markets, especially China. To accelerate our penetration of these markets and maintain our competitive cost position, we may develop relationships with leading local partners, especially in businesses where participation in the fast-growing Chinese market is particularly important for long-term sustainable growth. For example, we are well positioned to leverage our strong production technology in our industrial fluoropolymers resins business, where the Chinese market is expected to continue to evolve from low-end fluoropolymer applications to higher value PTFE, copolymer and fluoroelastomer products, as a result of an increasing percentage of aerospace, automotive, semiconductor, electronics and telecommunications manufacturing transitions to China.

Drive Organizational Alignment

We believe that maintaining alignment of the efforts of our employees with our overall business strategy and operational excellence goals is critical to our success. We have outstanding people and assets and, with the commitment to values of safety, customer appreciation, simplicity, collective entrepreneurship and integrity, we believe that we can maintain our competitiveness and help achieve our operational excellence and asset efficiency strategic objectives.

Risks Associated with Our Business

An investment in Chemours common stock is subject to a number of risks. The following list of risk factors is not exhaustive. Please read the information in the section captioned “Risk Factors” for a more thorough description of these and other risks.

•	Conditions in the global economy and global capital markets may adversely affect our results of operations, financial condition, and cash flows.

•	Market conditions, as well as global and regional economic downturns that adversely affect the demand for the end-use products that contain TiO2, fluoroproducts or our other products, could adversely affect the profitability of our operations and the prices at which we can sell our products, negatively impacting our financial results.

•	The markets for many of our products have seasonally affected sales patterns.

•	Changes in government policies and laws and certain geopolitical conditions and activities could adversely affect our financial results.

•	Our reported results could be adversely affected by currency exchange rates and currency devaluation could impair our competitiveness.

•	Price fluctuations in energy and raw materials could have a significant impact on our ability to sustain and grow earnings.

•	We are subject to extensive environmental, health and safety laws and regulations that may result in unanticipated loss or liability, which could reduce our profitability.

•	Hazards associated with chemical manufacturing, storage and transportation could adversely affect our results of operations.

•	The businesses in which we compete are highly competitive. This competition may adversely affect our results of operations and operating cash flows.

•	Our significant indebtedness could adversely affect our financial condition, and we could have difficulty fulfilling our obligations under our indebtedness, either of which could have a material adverse effect on the value of our common stock.

•	We may need additional capital in the future and may not be able to obtain it on favorable terms.

•	The agreements governing our indebtedness will restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

•	If we are unable to innovate and successfully introduce new products, or new technologies or processes reduce the demand for our products or the price at which we can sell products, our profitability could be adversely affected.

•	Our results of operations and financial condition could be seriously impacted by business disruptions and security breaches, including cybersecurity incidents.

•	If our intellectual property were compromised or copied by competitors, or if our competitors were to develop similar or superior intellectual property or technology, our results of operations could be negatively affected.

•	As a result of our current and past operations, including operations related to divested businesses and our discontinued operations, we could incur significant environmental liabilities.

•	Our results of operations could be adversely affected by litigation and other commitments and contingencies.

The Separation and Distribution

On October 24, 2013, DuPont announced its intention to separate its Performance Chemicals segment, which includes its titanium technologies, fluoroproducts and chemical solutions businesses, from the other businesses of DuPont that comprise its Agriculture, Electronics & Communications, Industrial Biosciences, Nutrition & Health, Performance Materials and Safety & Protection segments (the DuPont Business). The distribution is intended to be generally tax free for U.S. federal income tax purposes.

In furtherance of this plan, on [—], 2015, DuPont’s board of directors approved the distribution of all of the issued and outstanding shares of Chemours common stock on the basis of one share of Chemours common stock for every five shares of DuPont common stock issued and outstanding on [—], 2015, the record date for the distribution. As a result of the distribution, Chemours will become an independent, publicly traded company.

Internal Reorganization

DuPont will transfer the entities and related assets and liabilities that are necessary in advance of the distribution so that Chemours is transferred the entities, assets and liabilities associated with DuPont’s Performance Chemicals segment, which includes its titanium technologies, fluoroproducts and chemical solutions businesses, and certain additional assets and liabilities associated with the DuPont Business. We are currently a wholly owned subsidiary of DuPont. In connection with the distribution, DuPont will undertake a series of internal reorganization transactions to facilitate the transfers of entities and the related assets and liabilities described above. See “Our Relationship with DuPont Following the Distribution — Separation Agreement” for further discussion.

Chemours’ Post-Separation Relationship with DuPont

Chemours will enter into a Separation Agreement with DuPont, which is referred to in this information statement as the “Separation Agreement,” and which will contain the principles governing the internal reorganization discussed above and will specify the terms of the distribution. In connection with the separation and distribution, Chemours will enter into various other agreements to effect the separation and distribution and provide a framework for its relationship with DuPont after the separation and distribution. These other agreements will include a Transition Services Agreement, a Tax Matters Agreement, an Employee Matters Agreement, an IP Cross-License Agreement and certain manufacturing and supply arrangements. These agreements will provide for the allocation between Chemours and DuPont of DuPont’s and Chemours’ assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after Chemours’ separation from DuPont, and will govern certain relationships between Chemours and DuPont after the separation. For additional information regarding the Separation Agreement and other transaction agreements, see the sections entitled “Risk Factors — Risks Related to the Separation” and “Our Relationship with DuPont Following the Distribution.”

Description of Indebtedness

We have issued senior unsecured notes and entered into a credit agreement with a syndicate of banks to provide two senior secured credit facilities. Specifically, we issued senior unsecured notes in multiple tranches with terms and maturities of 2023 and 2025, and entered into a credit agreement providing a seven-year $1.5 billion senior secured term loan (the Term Loan Facility) and a five-year $1.0 billion senior secured revolving credit facility (the Revolving Credit Facility and together with the Term Loan Facility, the Senior Secured Credit Facilities). As a result, at the time of the spin-off, we will have approximately $4.0 billion of indebtedness, of which approximately $3.9 billion has been distributed, in cash or in-kind, to DuPont in recognition of the contribution of assets to us by DuPont in connection with the separation.

In connection with the incurrence of our indebtedness, we are subject to certain debt covenants that, among other things, limit our and certain of our subsidiaries ability to incur indebtedness, pay dividends or make other distributions, prepay, redeem or repurchase certain debt, make loans and investments, sell assets, incur liens, enter into transactions with affiliates and consolidate or merge. Additionally, under the terms of the credit agreement, we are subject to a maximum consolidated net leverage ratio (calculated by dividing total net debt by EBITDA, both as defined by the credit agreement) of 5.75 to 1.00 until December 31, 2015, and a minimum consolidated interest coverage ratio (calculated by dividing EBITDA by interest expense, both as defined by the credit agreement) of 3.00 to 1.00. The credit agreement and the notes contain events of default customary for these types of financings, including cross default and cross acceleration provisions to our material indebtedness.

Over the next 12 months, we will have significant payments of interest relating to our indebtedness. We expect to fund these payments through cash generated from operations, available cash and cash equivalents and borrowings under the Revolving Credit Facility.

At the time of the distribution, we expect to be assigned a credit rating of BB from Standard & Poor’s and a rating of Ba3 from Moody’s. Our notes are rated BB- by Standard & Poor’s and B1 by Moody’s, while our Senior Secured Credit Facilities are rated BBB- by Standard & Poor’s and Ba1 by Moody’s. Our failure to maintain these credit ratings on our debt securities could negatively affect our ability to access capital and could increase our interest expense on certain existing and future indebtedness. We expect the credit rating agencies to periodically review our capital structure and the quality and stability of our earnings. Deterioration in our capital structure or the quality and stability of our earnings could result in a downgrade of the credit ratings on our debt securities. Any negative ratings actions could constrain the capital available to us and could limit our access to funding for our operations and/or increase the cost of such capital.

Chemours’ Significant Separation Payments and Costs

We have made an approximately $3.9 billion distribution to DuPont, funded primarily by third-party indebtedness that we have incurred. In addition, DuPont has informed us that DuPont expects to incur and pay all one-time costs associated with the separation. We also expect to incur certain ongoing costs associated with operating as an independent, publicly traded company. Such ongoing costs may adversely impact our profitability, financial condition and results of operations. For additional information, see the sections entitled “Risk Factors — Risks Related to the Separation.”

Indemnification Obligations to DuPont

In connection with our separation we will assume, and indemnify DuPont for, certain liabilities, including, among others certain environmental liabilities and specified litigation liabilities. Most of our indemnification obligations to DuPont may be uncapped, and may include, among other items, associated defense costs, settlement amounts and judgments. Payments pursuant to these indemnities may be significant and could negatively impact our business. Each of these risks could negatively affect our business, financial condition, results of operations and cash flows. For additional information, see the sections entitled “Our Relationship with DuPont Following the Distribution,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Environmental Matters,” “Risk Factors — Risks Related to the Separation and Distribution” and “Financial Statements — Notes to the Combined Financial Statements.”

Environmental Matters

As a result of our operations, we are subject to extensive environmental and health and safety laws and regulations at national, international and local levels in numerous jurisdictions relating to pollution, protection of the environment, climate change, transporting and storing raw materials and finished products and storing and disposing of hazardous wastes. If we are found to be in violation of these laws or regulations, we may incur substantial costs, including fines, damages, criminal or civil sanctions and remediation costs, or experience interruptions in our operations. We also may be subject to changes in our operations and production based on increased regulation or other changes to, or restrictions imposed by, any such additional regulations. In the event of a catastrophic incident involving any of the raw materials we use or chemicals we produce, we could incur material costs as a result of addressing the consequences of such event and future reputational costs associated with any such event.

We incur costs for pollution abatement activities including waste collection and disposal, installation and maintenance of air pollution controls and wastewater treatment, emissions testing and monitoring, and obtaining permits. We also incur costs for environmental related research and development activities including environmental field and treatment studies as well as toxicity and degradation testing to evaluate the environmental impact of products and raw materials.

We are also subject to contingencies pursuant to environmental laws and regulations that in the future may require further action to correct the effects on the environment of prior disposal practices or releases of chemical or petroleum substances by Chemours or other parties. We accrue for environmental remediation activities consistent with the policy as described in Note 3 to the Combined Financial Statements. The accrual includes estimated costs related to a number of sites identified for which it is probable that environmental remediation will be required, but which are not currently the subject of enforcement activities.

At December 31, 2014, the Combined Balance Sheet included a liability of $295 million relating to these matters in the aggregate which, in management’s opinion, is appropriate based on existing facts and circumstances. Remediation activities vary substantially in duration and cost from site to site. These activities, and their associated costs, depend on the mix of unique site characteristics, evolving remediation technologies, diverse regulatory agencies and enforcement policies, as well as the presence or absence of other potentially responsible parties. We note that considerable uncertainty exists with respect to environmental remediation costs and, under adverse changes in circumstances, the potential liability may range up to approximately $650 million above the amount accrued at December 31, 2014. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Environmental Matters” and “Risk Factors — Risks Related to Our Business.”

Regulatory Approvals

Chemours must complete the necessary registration under U.S. federal securities laws of Chemours common stock, as well as the applicable New York Stock Exchange (NYSE) listing requirements for such shares.

Other than the requirements discussed above, we do not believe that any other material governmental or regulatory filings or approvals will be necessary to consummate the distribution.

DuPont’s stockholders will not have any appraisal rights in connection with the distribution.

Corporate Information

Chemours was organized in the state of Delaware on February 18, 2014 as Performance Operations, LLC, and changed its name to The Chemours Company, LLC on April 15, 2014. Chemours was converted from a limited liability company to a Delaware corporation on April 30, 2015. The address of Chemours’ principal executive offices is [—]. Chemours’ telephone number is [—].

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

What is Chemours and why is DuPont separating the Chemours business and distributing Chemours’ stock?	Chemours currently is a wholly owned subsidiary of DuPont that was formed to operate DuPont’s Performance Chemicals segment, which includes its titanium technologies, fluoroproducts and chemical solutions businesses. The separation will be effected by a distribution of Chemours common stock on a pro rata basis to DuPont’s stockholders. Following the separation and distribution, Chemours will be a separate company from DuPont, and DuPont will not retain any ownership interest in Chemours.

The separation of Chemours from DuPont and the distribution of Chemours common stock are intended to provide you with equity investments in two separate companies that will be able to focus on each of their respective businesses. DuPont and Chemours expect that the separation will result in enhanced long-term performance of each business for the reasons discussed in the sections entitled “The Distribution — Background of the Distribution” and “The Distribution — Reasons for the Separation and Distribution.”

Why am I receiving this document?	DuPont is delivering this document to you because you are a holder of DuPont common stock. If you are a holder of DuPont common stock as of the close of business on [—], 2015, the record date for the distribution, you are entitled to receive one share of our common stock for every five shares of DuPont common stock that you hold at the close of business on such date. This document will help you understand how the separation and distribution will affect your investment in DuPont and your investment in Chemours after the separation.

What are the reasons for the separation?	DuPont’s board of directors determined that the separation and distribution of the Chemours business from the DuPont Business would be in the best interests of DuPont and its stockholders and approved the plan of separation. A wide variety of factors were considered by DuPont’s board of directors in evaluating the separation and distribution. Among other things, DuPont’s board of directors considered the following potential benefits of the separation and distribution:

•

Closer alignment of DuPont’s businesses with its evolving strategic direction — DuPont’s overall mission is to bring world-class science and engineering to the global marketplace in the form of innovative products, materials and services. Increasingly, DuPont’s strategic direction and business model is focused on advancing the company’s integrated capabilities in biology, chemistry and materials science to further strengthen its leading positions across three strategic priorities: agriculture and nutrition, advanced materials and biobased industrials. DuPont is focused on high potential commercial opportunities in secular growth markets in food, energy, and protection where the company’s innovation, global scale and efficient execution have the potential to create valuable new outcomes. In addition, the Performance Chemicals Segment is highly cyclical and its performance is volatile as compared to DuPont’s other businesses. Its leading businesses in Titanium Technologies and Fluoroproducts, and Chemical Solutions, well-established positions in attractive markets, and cash flow generation will be better positioned as an independent company. The separation and distribution will allow DuPont to continue its transformation into a higher growth, less cyclical company, resulting in greater value creation for its shareholders.

•	Direct Access to Capital Markets — The distribution will create an independent equity and debt structure that will afford Chemours direct access to capital markets from what is expected to be a deep pool of investors that target companies in Chemours’ industry and/or with its credit profile and facilitate the ability to capitalize on its unique growth opportunities.

DuPont’s board of directors considered a number of potentially negative factors in evaluating the separation and distribution, including risks relating to the creation of a new public company, possible increased administrative costs and one-time separation costs, but concluded that the potential benefits of the separation and distribution outweighed these factors. For more information, see the sections entitled “The Distribution — Reasons for the Separation and Distribution” and “Risk Factors” included elsewhere in this information statement.

Why is the separation of Chemours structured as a distribution?	The board of directors of DuPont has approved a plan to separate DuPont’s performance chemicals business into a new publicly traded company. DuPont currently believes the separation by way of distribution is the most efficient way to separate its performance chemicals business from DuPont for various reasons. In particular, we believe a separation will (i) provide a high degree of assurance that decisions regarding our capital structure will support future financial stability; (ii) offer a high degree of certainty of completion in a timely manner, lessening disruption to current business operations; and (iii) generally be a tax-free distribution of Chemours shares to DuPont’s stockholders for U.S. federal income tax purposes. After consideration of strategic opportunities, DuPont believes that a tax-free separation will enhance the long-term value of both DuPont and us. See “The Distribution — Reasons for the Separation and Distribution.”

What do I have to do to participate in the distribution?

Nothing. You are not required to take any action to receive your Chemours shares, although you are urged to read this entire document carefully. No stockholder approval of the distribution is required or sought. Therefore, you are not being asked for a proxy to vote on the separation or the distribution, and you are requested not to send us a proxy. You will neither be required to pay anything for the shares of Chemours common stock nor be required to surrender any shares of DuPont common stock to participate in the distribution. Please do not send in your DuPont stock certificates.

What is the record date for the distribution?	DuPont will determine record ownership as of the close of business on [—], 2015, which we refer to as the “record date.”

What will I receive in distribution?	If you hold DuPont common stock as of the record date, on the distribution date you will receive one share of our common stock for every five shares of DuPont common stock. You will receive only whole shares of our common stock in the distribution. For a more detailed description, see “The Distribution.”

How will fractional shares be treated in the distribution?	You will not receive any fractional shares of our common stock in connection with the distribution. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of DuPont stockholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). We anticipate that the distribution agent will make these sales in the “when-issued” market, and when-issued trades will generally settle within two weeks following the distribution date. See “— How will Chemours common stock trade?” for additional information regarding when-issued trading and “The Distribution — The Number of Shares of Chemours Common Stock You Will Receive” for a more detailed explanation of the treatment of fractional shares.

Will the number of DuPont shares I own change as a result of the distribution?	No, the number of shares of DuPont common stock you own will not change as a result of the distribution. Your proportionate interest in DuPont will not change as a result of the separation and distribution.

How many shares of Chemours common stock will be distributed?	The actual number of shares of our common stock that DuPont will distribute will depend on the number of shares of DuPont common stock outstanding on the record date. The shares of our common stock that DuPont distributes will constitute all of the issued and outstanding shares of our common stock immediately prior to the distribution. For more information on the shares being distributed, see “Description of Our Capital Stock.”

When will the distribution occur?

It is expected that the distribution will be effected prior to the opening of trading on the NYSE on July 1, 2015, pending final approval from DuPont’s board of directors, which we refer to as the “distribution date.” On or shortly after the distribution date, the whole shares of our common stock will be credited in book-entry accounts for stockholders entitled to receive the shares in the distribution. We expect the distribution agent, acting on behalf of DuPont, to take about two weeks after the distribution date to fully distribute to DuPont stockholders any cash in lieu of the fractional shares they are entitled to receive. See “— How will DuPont distribute shares of our common stock?” for more information on how to access your book-entry account or your bank, brokerage or other account holding the Chemours common stock you receive in the distribution.

If I sell my shares of DuPont common stock on or before the distribution date, will I still be entitled to receive shares of Chemours common stock in the distribution?	If you hold shares of DuPont common stock on the record date and decide to sell them on or before the distribution date, you may choose to sell your DuPont common stock with or without your entitlement to our common stock. Beginning on or shortly before the record date and continuing up to and through the distribution, it is expected that there will be two markets in DuPont common stock: a “regular-way” market and an “ex-distribution” market. Shares of DuPont common stock that trade in the “regular-way” market will trade with an entitlement to shares of Chemours common stock distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to shares of Chemours common stock distributed pursuant to the distribution.

You should discuss these alternatives with your bank, broker or other nominee. See “The Distribution — Trading Between the Record Date and Distribution Date” for more information.

How will DuPont distribute shares of our common stock?	Registered stockholders: If you are a registered stockholder (meaning you hold physical DuPont stock certificates or you own your shares of DuPont common stock directly through an account with DuPont’s transfer agent, Computershare Trust Company, N.A. (Computershare), the distribution agent will credit the whole shares of our common stock you receive in the distribution to your book-entry account on or shortly after the distribution date. About two weeks after the distribution date, the distribution agent will mail you a book-entry account statement that reflects the number of whole shares of our common stock you own, along with a check for any cash in lieu of fractional shares you are entitled to receive. You will be able to access information regarding your book-entry account holding the Chemours shares at [—] using the same credentials that you use to access your DuPont account or via our transfer agent’s interactive voice response system at [—].

“Street name” or beneficial stockholders: If you own your shares of DuPont common stock beneficially through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the whole shares of our common stock you receive in the distribution on or shortly after the distribution date, and the distribution agent will mail you a check for any cash in lieu of fractional shares you are entitled to receive. Please contact your bank, broker or other nominee for further information about your account.

We will not issue any physical stock certificates to any stockholders, even if requested. See “The Distribution — When and How You Will Receive the Distribution” for a more detailed explanation.

What are the conditions to the separation and distribution?	The distribution is subject to a number of conditions, including, among others:

•	the making of an approximately $3.9 billion distribution from Chemours to DuPont prior to the distribution, and the determination by DuPont in its sole discretion that following the separation it shall have no further liability or obligation whatsoever under any financing arrangements that Chemours will be entering into in connection with the separation;

•	the Securities and Exchange Commission (SEC) having declared effective the registration statement, of which this information statement forms a part, no stop order relating to the registration statement being in effect, nor any proceeding seeking such stop order being pending, and the information statement having been distributed to DuPont’s stockholders;

•	Chemours common stock having been approved and accepted for listing by the NYSE, subject to official notice of issuance;

•	DuPont has received a ruling (IRS Ruling) from the U.S. Internal Revenue Service (IRS) substantially to the effect that, among other things, the distribution of our ordinary shares, together with certain related transactions, will qualify under Sections 355 and 368(a) of the Internal Revenue Code of 1986, as amended (Code), with the result that DuPont and DuPont’s shareholders will not recognize any taxable income, gain or loss for U.S. federal income tax purposes as a result of the distribution, except to the extent of cash received in lieu of fractional shares. As a condition to the distribution, the IRS Ruling must remain in effect as of the distribution date. In addition, the distribution is conditioned on the receipt of an opinion of tax counsel (Tax Opinion), in form and substance acceptable to DuPont, substantially to the effect that certain requirements, including certain requirements that the IRS will not rule on, necessary to obtain tax-free treatment, have been satisfied. See “Material U.S. Federal Income Tax Consequences of the Distribution”;

•	the receipt of an opinion from an independent appraisal firm to the board of directors of DuPont confirming the solvency of each of DuPont and Chemours after the distribution that is in form and substance acceptable to DuPont in its sole discretion;

•	all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of other foreign jurisdictions in connection with the distribution having been received;

•	no order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions being in effect;

•	the reorganization of DuPont and Chemours businesses prior to the separation and distribution having been effectuated;

•	the approval by the board of directors of DuPont of the distribution and all related transactions (and such approval not having been withdrawn);

•	DuPont’s election of the individuals to be listed as members of our board of directors post-distribution, as described in this information statement, immediately prior to the distribution date;

•	Chemours having entered into certain agreements in connection with the separation and distribution and certain financing arrangements prior to or concurrent with the separation; and

•	no events or developments shall have occurred or exist that, in the sole and absolute judgment of DuPont’s board of directors, make it inadvisable to effect the distribution or would result in the distribution and related transactions not being in the best interest of DuPont or its stockholders.

Can DuPont decide to cancel the separation even if all the conditions have been met?	Yes. The separation is subject to the satisfaction or waiver by DuPont of certain conditions. See “The Distribution — Conditions to the Distribution.” Even if all such conditions are met, DuPont has the right not to complete the separation if, at any time prior to the distribution, the board of directors of DuPont determines, in its sole discretion, that the separation is not in the best interests of DuPont or its stockholders, that a sale or other alternative is in the best interests of DuPont or its stockholders, or that market conditions or other circumstances are such that it is not advisable at that time to separate the performance chemicals business from DuPont. DuPont has informed us that, to the extent the board of directors of DuPont determines not to proceed with the separation, DuPont will issue a press release publicly announcing any such decision.

What are the U.S. federal income tax consequences of the distribution to me?

The distribution is conditioned on the continued validity of the IRS Ruling, which DuPont has received from the IRS, and the receipt and continued validity of the Tax Opinion, in form and substance acceptable to DuPont, substantially to the effect that, among other things, the distribution will qualify as a tax-free transaction under Section 355 and Section 368(a)(1)(D) of the Code, and certain transactions related to the transfer of assets and liabilities to Chemours in connection with the separation will not result in the recognition of any gain or loss to DuPont, Chemours or their stockholders. Such conditions are waivable by DuPont’s board of directors in its sole and absolute discretion. DuPont received the IRS Ruling from the IRS on September 30, 2014. Accordingly, and so long as the distribution so qualifies, for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of our common stock pursuant to the distribution. However, any cash payments made instead of fractional shares will generally be taxable to you. For a more detailed description, see “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution.”

How will the distribution affect my tax basis in my shares of DuPont common stock?	Assuming that the distribution is tax-free to DuPont stockholders, your tax basis in your DuPont common stock held by you immediately prior to the distribution will be allocated between your DuPont common stock and Chemours common stock that you receive in the distribution in proportion to the relative fair market values of each immediately following the distribution. DuPont will provide its stockholders with information to enable them to compute their tax basis in both DuPont and Chemours shares. This information will be posted on DuPont’s website, www.dupont.com, promptly following the distribution date. You should consult your tax advisor about how this allocation will work in your situation, including a situation where you have purchased DuPont shares at different times or for different amounts, and regarding any particular consequences of the distribution to you. For a more detailed description, see “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution.”

Will my shares of DuPont common stock continue to trade following the distribution?	DuPont common stock will continue to trade on the NYSE under the symbol “DD” after the distribution.

How will Chemours common stock trade?	Currently, there is no public market for our common stock. We intend to list our common stock on the NYSE under the symbol “CC.”

We anticipate that trading in our common stock will begin on a “when-issued” basis as early as [—] trading days prior to the record date for the distribution and will continue up to and including the distribution date. When-issued trading in the context of a separation refers to a sale or purchase made conditionally on or before the distribution date because the securities of the separated entity have not yet been distributed. When-issued trades generally settle within two weeks after the distribution date. On the first trading day following the distribution date, any when-issued trading of our common stock will end and “regular-way” trading will begin. Regular-way trading refers to trading after the security has been distributed and typically involves a trade that settles on the third full trading day following the date of the trade. See “The Distribution — Trading Between the Record Date and Distribution Date” for more information. We cannot predict the trading prices for our common stock before, on or after the distribution date.

What indebtedness will Chemours have following the separation?

On May 12, 2015, Chemours issued $2.5 billion aggregate principal of senior unsecured notes in a private placement consisting of $1.35 billion aggregate principal senior unsecured notes at an interest rate of 6.625% due 2023, $750 million aggregate principal amount of senior unsecured notes at an interest rate of 7.000% due 2025 and

€360 million aggregate principal amount of senior unsecured notes at an interest rate of 6.125% due 2023. On the same day, Chemours also entered into a credit agreement with a syndicate of banks providing for a seven-year $1.5 billion senior secured term loan facility and a five-year $1.0 billion senior secured revolving credit facility. At the time of the spin-off, Chemours expects to have approximately $4.0 billion of indebtedness, of which approximately $3.9 billion has been distributed, in cash or in-kind, to DuPont in recognition of the contribution of assets to us by DuPont in connection with the separation. See the sections entitled “Financing Arrangements” and “Unaudited Pro Forma Combined Financial Statements” for more information.

Will the separation affect the trading price of my DuPont common stock?	We expect the trading price of shares of DuPont common stock immediately following the distribution to be lower than immediately prior to the distribution because the trading price will no longer reflect the value of the performance chemicals business. Furthermore, until the market has fully analyzed the value of DuPont without Chemours, the trading price of shares of DuPont common stock may fluctuate. There can be no assurance that, following the distribution, the combined trading prices of DuPont common stock and the Chemours common stock will equal or exceed what the trading price of DuPont common stock would have been in the absence of the separation, and it is possible the post-distribution combined equity value of DuPont and Chemours will be less than DuPont’s equity value prior to the distribution.

Are there risks associated with owning shares of Chemours common stock?	Yes. Our business faces both general and specific risks and uncertainties. Our business also faces risks relating to the separation. Following the separation, we will also face risks associated with being an independent, publicly traded company. Accordingly, you should read carefully the information set forth in the section entitled “Risk Factors” in this information statement.

Does Chemours intend to pay cash dividends?

Prior to the distribution, while we are a wholly-owned subsidiary of DuPont, our board of directors, consisting of DuPont employees, intends to declare a dividend of an aggregate amount of $100 million in total for the third quarter of 2015, to be paid to our stockholders as of a record date following the distribution. Following the distribution, we expect to continue to pay regular quarterly dividends in an aggregate amount of $100 million, with an aggregate annual dividend of approximately $400 million. The declaration, payment and amount of any subsequent dividend will be subject to the sole discretion of our post-distribution, independent board of directors and will depend upon many factors, including our financial condition and prospects, our capital requirements and access to capital markets, covenants associated with certain of our debt obligations, legal requirements and other factors that our board of directors may deem relevant, and there can be no assurances that we will continue to pay a dividend in the future. There can also be no assurance that the combined annual dividends on DuPont common stock and our common stock after the distribution, if any, will be equal to the annual dividends on DuPont common stock prior to the distribution.

What will Chemours’ relationship be with DuPont following the separation and distribution?	Chemours will enter into a Separation Agreement with DuPont to effect the separation and provide a framework for Chemours’ relationship with DuPont after the separation and distribution and will also enter into certain other agreements, such as a Transition Services Agreement, a Tax Matters Agreement, an Employee Matters Agreement and an IP Cross-License Agreement and certain manufacturing and supply arrangements. These agreements will provide for the terms of the separation between Chemours and DuPont of the assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) of DuPont and its subsidiaries attributable to periods prior to, at and after Chemours’ separation from DuPont and will govern the relationship between Chemours and DuPont subsequent to the completion of the separation and distribution. For additional information regarding the Separation Agreement and other transaction agreements, see the sections entitled “Risk Factors — Risks Related to the Separation” and “Our Relationship with DuPont Following the Distribution.”

Do I have appraisal rights in connection with the separation and distribution?	No. Holders of DuPont stock are not entitled to appraisal rights in connection with the separation and distribution.

Who is the transfer agent and registrar for Chemours common stock?	Following the separation and distribution, [—] will serve as transfer agent and registrar for our common stock.

[—] has two additional roles in the distribution.

•	Computershare currently serves and will continue to serve as DuPont’s transfer agent and registrar.

•	In addition, [—] will serve as the distribution agent in the distribution and will assist DuPont in the distribution of our common stock to DuPont’s stockholders.

Where can I get more information?	If you have any questions relating to the mechanics of the distribution, you should contact the distribution agent at:

[—]

Before the separation and distribution, if you have any questions relating to the separation and distribution, you should contact DuPont at:

Investor Relations

[—]

Individual Holders: After the separation and distribution, if you have any questions relating to Chemours, you should contact us at:

Investor Relations

[—]

Individual Holders: After the separation and distribution, if you have any questions relating to DuPont, you should contact them at:

Investor Relations

[—]

Institutional Holders: After the separation and distribution, if you have any questions relating to Chemours, you should contact us at:

Investor Relations

[—]

Institutional Holders: After the separation and distribution, if you have any questions relating to DuPont, you should contact them at:

Investor Relations

[—]

RISK FACTORS

You should carefully consider the following risks and other information in this information statement in evaluating us and our common stock. The risk factors generally have been separated into three groups: risks related to our business, risks related to the separation and risks related to our common stock.

Any of the following risks, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, could materially and adversely affect our business, results of operations or financial condition. Our operations could be affected by various risks, many of which are beyond our control. Based on current information, we believe that the following identifies the most significant risk factors that could affect our business, results of operations or financial condition. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. See “Cautionary Statement Concerning Forward-Looking Statements” for more details.

Risks Related to Our Business

Conditions in the global economy and global capital markets may adversely affect our results of operations, financial condition, and cash flows.

Our business and operating results may in the future be adversely affected by global economic conditions, including instability in credit markets, declining consumer and business confidence, fluctuating commodity prices and interest rates, volatile exchange rates, and other challenges such as the changing financial regulatory environment that could affect the global economy. Our customers may experience deterioration of their businesses, cash flow shortages, and difficulty obtaining financing. As a result, existing or potential customers may delay or cancel plans to purchase products and may not be able to fulfill their obligations to us in a timely fashion. Further, suppliers could experience similar conditions, which could impact their ability to supply materials or otherwise fulfill their obligations to us. Because we will have significant international operations, there will be a large number of currency transactions that result from international sales, purchases, investments and borrowings. Also, our effective tax rate may fluctuate because of variability in geographic mix of earnings, changes in statutory rates, and taxes associated with repatriation of non-U.S. earnings. Future weakness in the global economy and failure to manage these risks could adversely affect our results of operations, financial condition and cash flows in future periods.

Market conditions, as well as global and regional economic downturns that adversely affect the demand for the end-use products that contain TiO2, fluoroproducts or our other products, could adversely affect the profitability of our operations and the prices at which we can sell our products, negatively impacting our financial results.

Our revenue and profitability is largely dependent on the TiO2 industry and the industries that are end users of our fluoroproducts. TiO2 and our fluoroproducts, such as refrigerants and resins, are used in many “quality of life” products for which demand historically has been linked to global, regional and local GDP and discretionary spending, which can be negatively impacted by regional and world events or economic conditions. Such events are likely to cause a decrease in demand for our products and, as a result, may have an adverse effect on our results of operations and financial condition. The future profitability of our operations, and cash flows generated by those operations, also will be affected by the available supply of our products in the market, such as TiO2 and our fluoroproducts.

Additionally, our profitability may be affected by the market for, and use of, by-products generated as part of our manufacturing processes. A significant decrease in the demand for such products could adversely impact our operations by limiting our ability to manufacture our products.

The markets for many of our products have seasonally affected sales patterns.

The demand for TiO2, certain of our fluoroproducts and certain of our other products during a given year is subject to seasonal fluctuations. As a result of seasonal fluctuations, our operating cash flow may be negatively impacted due to demand fluctuations. In particular, because TiO2 is widely used in coatings, demand is higher in the painting seasons of spring and summer. Because certain fluoroproducts are used in refrigerants, such products are in higher demand in the spring and summer in the Northern Hemisphere. We may be adversely affected by anticipated or unanticipated changes in regional weather conditions. For example, poor weather conditions in a region can lead to an abbreviated painting season, which can depress consumer sales of paint products that use TiO2, which could have a negative effect on our cash position.

As a substantial percentage of our operations are conducted internationally, and we plan to grow our presence in developing markets, unforeseen or adverse changes in government policies, laws or certain geopolitical conditions and activities could adversely affect our financial results.

We have 37 production facilities, with operations primarily located in the United States, Canada, Mexico, Brazil, the Netherlands, Belgium, China, Japan, Taiwan, Switzerland, the United Kingdom, France and Sweden. Sales to customers outside the U.S. constituted about 59 percent of our 2014 revenue. We anticipate that international production and sales, including those activities in developing markets, will be a continued and increasingly important factor in our growth and profitability. For example, we use local contract manufacturing and joint venture partners in Asia and Latin America, more specifically China, Vietnam and Mexico, as sources of regional access, asset-light production (where possible) and sourcing partners that decrease the cost of materials and production for our Fluoroproducts segment. However, our ability to achieve these improved cost positions is dependent on our ongoing relationships in the region, including our ability to source materials in those relevant countries and those relationships may be materially affected by geopolitical factors and government actions, such as the enactment of import/export restrictions or other trade limitations. To the extent our regional production or sourcing arrangements in Asia and Latin America are disrupted, that disruption could have an adverse effect on our costs and materially impact our financial results. Sales from developing markets represented 33 percent of our 2014 revenue and our growth plans include focusing on expanding our presence in developing markets, specifically markets in Asia, Eastern Europe and Latin America. While we believe these developing markets offer prospects for business growth, we also anticipate that such markets could be subject to more volatile economic, political and market conditions than other market areas in which we operate and, should changes in trade, monetary and fiscal policies, laws and regulations, or other activities of U.S. and non-U.S. governments, agencies and similar organizations have a negative effect on our sales to non-U.S. markets, our financial results could be affected adversely. In this regard, factors that could affect our sales, include, but are not limited to, changes in a country’s or region’s economic or political conditions, trade or other economic-based regulations, environmental regulations, including climate change-based regulations or legislation and regulations relating to the transport or shipment of hazardous materials, and policies affecting production, pricing and marketing of products, local labor conditions and regulations, reduced protection of intellectual property rights in some countries, changes in the regulatory or legal environment, restrictions on currency exchange activities, burdensome taxes and tariffs and other trade barriers or policies. The certainty, timing and enforcement of these regulations is less predictable in developing countries, adding a further element of uncertainty to business decisions including those related to long-term capital investment. For example, demand growth in Chemours HFO based products and blends is expected to be driven by country-specific legislation phasing down the usage of comparative HFC based products, based on compliance with and implementation of the Montreal Protocol or similar environmental regulations governing the use of HCFCs, HFCs and HFOs. While a number of countries in Asia and Eastern Europe in which we sell or market our products have enacted legislation or otherwise adopted programs to phase-down the usage of HFC refrigerants, the enforcement of such legislation and impact of such programs is uncertain and any delays in such implementation and enforcement could have an adverse effect on our sales and financial results. In Titanium Technologies, we believe that some local producers in China may be required to incur additional capital expenditures to meet recently enacted environmental standards for pollution abatement, which could exert pressure on competing regional producers in China utilizing the sulfate process.

Our reported results could be adversely affected by currency exchange rates and currency devaluation could impair our competitiveness.

Due to our international operations, we transact in many foreign currencies, including but not limited to the Euro, Japanese Yen, Swiss Franc and Mexican Peso. As a result, we are subject to the effects of changes in foreign currency exchange rates. During times of a strengthening U.S. dollar, our reported net revenues and operating income will be reduced because the local currency will be translated into fewer U.S. dollars. During periods of local economic crisis, local currencies may be devalued significantly against the U.S. dollar, potentially reducing our margin. For example, unfavorable movement in the Euro negatively impacted our results of operations in the second half of 2014, and the further decline of the Euro in recent months could affect future periods. Chemours may enter forward exchange contracts and other financial contracts in an attempt to mitigate the impact of currency rate fluctuations. However, there can be no assurance that such actions will eliminate any adverse impact from variation in currency rates. Also, actions to recover margins may result in lower volume and a weaker competitive position, which may have an adverse effect on our profitability. For example, in Titanium Technologies, a substantial portion of our manufacturing is located in the United States and Mexico, while our TiO2 is delivered to customers around the world. Furthermore, our ore cost is principally denominated in U.S. dollars. Accordingly, in periods when the U.S. dollar or Mexican Peso strengthen against other local currencies, our costs are higher relative to our competitors who operate largely outside of the United States, and the benefits we realize from having lower costs associated with our manufacturing process will be reduced, impacting our profitability.

Price fluctuations in energy and raw materials could have a significant impact on our ability to sustain and grow earnings.

Our manufacturing processes consume significant amounts of energy and raw materials, the costs of which are subject to worldwide supply and demand as well as other factors beyond our control. Variations in the cost of energy, which primarily reflect market prices for oil and natural gas, and for raw materials, may significantly affect our operating results from period to period. Additionally, consolidation in the industries providing our raw materials may have an impact on the cost and availability of such materials. To the extent we do not have fixed price contracts with respect to specific raw materials, we have no control over the costs of raw materials and such costs may fluctuate widely for a variety of reasons, including changes in availability, major capacity additions or reductions, or significant facility operating problems. These fluctuations could negatively affect our operating margins and our profitability.

We endeavor to offset the effects of higher energy and raw material costs through selling price increases, productivity improvements and cost reduction programs. However, the outcome of these efforts is largely determined by existing competitive and economic conditions, and may be subject to a time delay between the increase in our raw materials costs and our ability to increase prices, which could vary significantly depending on the market served. If we are not able to fully offset the effects of higher energy or raw material costs, it could have a material adverse effect on our financial results.

Effects of our raw materials contracts, including our inability to renew such contracts, could have a significant impact on our earnings.

When possible we have purchased, and we plan to continue to purchase, raw materials, including titanium bearing ores and fluorospar, through negotiated medium- or long-term contracts to minimize the impact of price fluctuations. To the extent that we have been able to achieve favorable pricing in our existing negotiated long-term contracts, we may not be able to renew such contracts at the current prices, or at all, and this may adversely impact our cash flow from operations. However, to the extent that the prices of raw materials that we utilize significantly decline, we may be bound by the terms of our existing long-term contracts and obligated to purchase such raw materials at higher prices as compared to other market participants.

We are subject to extensive environmental, health and safety laws and regulations that may result in unanticipated loss or liability, which could reduce our profitability.

Our operations and production facilities are subject to extensive environmental and health and safety laws and regulations at national, international and local levels in numerous jurisdictions relating to pollution, protection of the environment, climate change, transporting and storing raw materials and finished products and storing and disposing of hazardous wastes. Such laws would include, in the United States, the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA, often referred to as Superfund), the Resource Conservation and Recovery Act (RCRA) and similar state and global laws for management and remediation of hazardous materials, the Clean Air Act (CAA) and the Clean Water Act, for protection of air and water resources, the Toxic Substances Control Act (TSCA), and in the European Union, Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), for regulation of chemicals in commerce and reporting of potential known adverse effects and numerous local, state and federal laws and regulations governing materials transport and packaging. If we are found to be in violation of these laws or regulations, we may incur substantial costs, including fines, damages, criminal or civil sanctions and remediation costs, or experience interruptions in our operations. We also may be subject to changes in our operations and production based on increased regulation or other changes to, or restrictions imposed by, any such additional regulations. In addition, the manner in which adopted regulations (including environmental regulations) are ultimately implemented may affect our products and results of operations. In the event of a catastrophic incident involving any of the raw materials we use or chemicals we produce, we could incur material costs as a result of addressing the consequences of such event and future reputational costs associated with any such event.

There is also a risk that one or more of our key raw materials or one or more of our products may be found to have, or be characterized as having, a toxicological or health-related impact on the environment or on our customers or employees, which could potentially result in us incurring liability in connection with such characterization and the associated effects of any toxicological or health-related impact. If such a discovery or characterization occurs, we may incur increased costs in order to comply with new regulatory requirements or the relevant materials or products, including products of our customers incorporating our materials or products, may be recalled or banned. Changes in laws and regulations, or their interpretation, and our customers’ perception of such changes or interpretations may also affect the marketability of certain of our products.

Hazards associated with chemical manufacturing, storage and transportation could adversely affect our results of operations.

There are hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products and wastes. These hazards could lead to an interruption or suspension of operations and have an adverse effect on the productivity and profitability of a particular manufacturing facility or on us as a whole. While we endeavor to provide adequate protection for the safe handling of these materials, issues could be created by various events, including natural disasters, severe weather events, acts of sabotage and performance by third parties, and as a result we could face the following potential hazards:

•	piping and storage tank leaks and ruptures;

•	mechanical failure;

•	employee exposure to hazardous substances; and

•	chemical spills and other discharges or releases of toxic or hazardous substances or gases.

These hazards may cause personal injury and loss of life, damage to property and contamination of the environment, which could lead to government fines, work stoppage injunctions, lawsuits by injured persons, damage to our public reputation and brand, and diminished product acceptance. If such actions are determined adversely to us or there is an associated economic impact to our business, we may have inadequate insurance or cash flow to offset any associated costs. Such outcomes could adversely affect our financial condition and results of operations.

The businesses in which we compete are highly competitive. This competition may adversely affect our results of operations and operating cash flows.

Each of the businesses in which we operate is highly competitive. Competition in the performance chemicals industry is based on a number of factors such as price, product quality and service. We face significant competition from major international and regional competitors. Additionally, our Titanium Technologies business competes with numerous regional producers, including producers in China, which have expanded their readily available production capacity during the previous five years. Additionally, there have also been reports of potential development of chloride production of TiO2 by certain of such producers.

In addition, historically, information about our business and operations was presented as part of the broader DuPont corporate organization. As an independent, publicly traded company, we will be required to publicly provide more detailed information about our business and operations, including financial information, as a stand-alone company. This information will be accessible to our customers, suppliers and competitors, each of which may factor the new information into their commercial dealings with us or the markets in which we operate. The use of such information by third parties in the marketplace could have an adverse effect on us and our results of operations, including our relative level of profitability.

Our significant indebtedness could adversely affect our financial condition, and we could have difficulty fulfilling our obligations under our indebtedness, either of which could have a material adverse effect on the value of our common stock.

Upon the consummation of our separation from DuPont, we expect to have approximately $4.0 billion of indebtedness. Our significant level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. The level of our indebtedness could have other important consequences on our business, including;

•	making it more difficult for us to satisfy our obligations with respect to indebtedness;

•	increasing our vulnerability to adverse changes in general economic, industry and competitive conditions;

•	requiring us to dedicate a significant portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital and other general corporate purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restricting us from capitalizing on business opportunities;

•	placing us at a competitive disadvantage compared to our competitors that have less debt; and

•	limiting our ability to borrow additional funds for working capital, acquisitions, debt service requirements, execution of our business strategy or other general corporate purposes.

The occurrence of any one or more of these circumstances could have a material adverse effect on us.

We may need additional capital in the future and may not be able to obtain it on favorable terms.

Our industry is capital intensive, and we may require additional capital in the future to finance our growth and development, implement further marketing and sales activities, fund ongoing research and development activities and meet general working capital needs. Our capital requirements will depend on many factors, including acceptance of and demand for our products, the extent to which we invest in new technology and research and development projects, and the status and timing of these developments, as well as general availability of capital from debt and/or equity markets.

However, debt or equity financing may not be available to us on terms we find acceptable, if at all. If we incur additional debt or raise equity through the issuance of our preferred stock, the terms of the debt or our preferred stock issued may give the holders rights, preferences and privileges senior to those of holders of our common stock, particularly in the event of liquidation. If we raise funds through the issuance of additional equity, your ownership in us would be diluted. Also, regardless of the terms of our debt or equity financing, our agreements and obligations under the Tax Matters Agreement may limit our ability to issue stock. For a more detailed discussion, see “— We intend to agree to numerous restrictions to preserve the tax-free treatment of the transactions in the United States, which may reduce our strategic and operating flexibility.” If we are unable to raise additional capital when needed, our financial condition, and thus your investment in us, could be materially and adversely affected.

Additionally, our failure to maintain the credit ratings on our debt securities could negatively affect our ability to access capital and could increase our interest expense on certain existing and future indebtedness. We expect the credit rating agencies to periodically review our capital structure and the quality and stability of our earnings. Deterioration in our capital structure or the quality and stability of our earnings could result in a downgrade of the credit ratings on our debt securities. Any negative ratings actions could constrain the capital available to us and could limit our access to funding for our operations and/or increase the cost of such capital. If, as a result, our ability to access capital when needed becomes constrained, our interest costs could increase, which could have material adverse effect on our results of operations, financial condition and cash flows.

The agreements governing our indebtedness will restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The agreements governing our indebtedness contain, and the agreements governing future indebtedness and future debt securities will contain, significant restrictive covenants and, in the case of the Senior Secured Credit Facilities, financial maintenance covenants that may limit our operations, including our ability to engage in activities that may be in our long-term best interests. These restrictive covenants may limit us, and our restricted subsidiaries, from taking, or give rights to the holders of our indebtedness in the event of, the following actions:

•	incurring additional indebtedness and guaranteeing indebtedness;

•	paying dividends or making other distributions in respect of, or repurchasing or redeeming, our capital stock;

•	making acquisitions or other investments;

•	prepaying, redeeming or repurchasing certain indebtedness;

•	selling or otherwise disposing of assets;

•	selling stock of our subsidiaries;

•	incurring liens;

•	entering into transactions with affiliates;

•	entering into agreements restricting our subsidiaries’ ability to pay dividends;

•	entering into transactions that result in a change of control of us; and

•	consolidating, merging or selling all or substantially all of our assets.

Our failure to comply with those covenants could result in an event of default that, if not cured or waived, could result in the acceleration of some or all of our indebtedness, which could lead us to bankruptcy, reorganization or insolvency.

If we are unable to innovate and successfully introduce new products, or new technologies or processes reduce the demand for our products or the price at which we can sell products, our profitability could be adversely affected.

Our industries and the end-use markets into which we sell our products experience periodic technological change and product improvement. Our future growth will depend on our ability to gauge the direction of commercial and technological progress in key end-use markets and on our ability to fund and successfully develop, manufacture and market products in such changing end-use markets. We must continue to identify, develop and market innovative products or enhance existing products on a timely basis to maintain our profit margins and our competitive position. We may be unable to develop new products or technology, either alone or with third parties, or license intellectual property rights from third parties on a commercially competitive basis. If we fail to keep pace with the evolving technological innovations in our end-use markets on a competitive basis, including with respect to innovation with regard to the development of alternative uses for, or application of, products developed that utilize such end-use products, our financial condition and results of operations could be adversely affected. We cannot predict whether technological innovations will, in the future, result in a lower demand for our products or affect the competitiveness of our business. We may be required to invest significant resources to adapt to changing technologies, markets, competitive environments and laws and regulations. We cannot anticipate market acceptance of new products or future products. In addition, we may not achieve our expected benefits associated with new products developed to meet new laws or regulations if the implementation of such laws or regulations is delayed.

Our results of operations and financial condition could be seriously impacted by business disruptions and security breaches, including cybersecurity incidents.

Business and/or supply chain disruptions, plant downtime and/or power outages and information technology system and/or network disruptions, regardless of cause including acts of sabotage, employee error or other actions, geo-political activity, weather events and natural disasters could seriously harm our operations as well as the operations of our customers and suppliers. Failure to effectively prevent, detect and recover from security breaches, including attacks on information technology and infrastructure by hackers; viruses; breaches due to employee error or actions; or other disruptions could result in misuse of our assets, business disruptions, loss of property including trade secrets and confidential business information, legal claims or proceedings, reporting errors, processing inefficiencies, negative media attention, loss of sales and interference with regulatory compliance. Like most major corporations, we have been and expect to be the target of industrial espionage, including cyber-attacks, from time to time. We have determined that these attacks have resulted, and could result in the future, in unauthorized parties gaining access to certain confidential business information, and have included the obtaining of trade secrets and proprietary information related to the chloride manufacturing process for TiO2 by third parties. Although we do not believe that we have experienced any material losses to date related to these breaches, there can be no assurance that we will not suffer any such losses in the future. We plan to actively manage the risks within our control that could lead to business disruptions and security breaches. As these threats continue to evolve, particularly around cybersecurity, we may be required to expend significant resources to enhance our control environment, processes, practices and other protective measures. Despite these efforts, such events could materially adversely affect our business, financial condition or results of operations.

If our intellectual property were compromised or copied by competitors, or if our competitors were to develop similar or superior intellectual property or technology, our results of operations could be negatively affected.

Intellectual property rights, including patents, trade secrets, confidential information, trademarks, tradenames and trade dress, are important to our business. We will endeavor to protect our intellectual property rights in key jurisdictions in which our products are produced or used and in jurisdictions into which our products are imported. Our success will depend to a significant degree upon our ability to protect and preserve our intellectual property rights. However, we may be unable to obtain protection for our intellectual property in key jurisdictions. Although we own and have applied for numerous patents and trademarks throughout the world, we may have to rely on judicial enforcement of our patents and other proprietary rights. Our patents and other intellectual property rights may be challenged, invalidated, circumvented, and rendered unenforceable or otherwise compromised. A failure to protect, defend or enforce our intellectual property could have an adverse effect on our financial condition and results of operations. Similarly, third parties may assert claims against us and our customers and distributors alleging our products infringe upon third party intellectual property rights.

We also rely materially upon unpatented proprietary technology, know-how and other trade secrets to maintain our competitive position. While we maintain policies to enter into confidentiality agreements with our employees and third parties to protect our proprietary expertise and other trade secrets, these agreements may not be enforceable or, even if legally enforceable, we may not have adequate remedies for breaches of such agreements. We also may not be able to readily detect breaches of such agreements. The failure of our patents or confidentiality agreements to protect our proprietary technology, know-how or trade secrets could result in significantly lower revenues, reduced profit margins or loss of market share.

If we must take legal action to protect, defend or enforce our intellectual property rights, any suits or proceedings could result in significant costs and diversion of our resources and our management’s attention, and we may not prevail in any such suits or proceedings. A failure to protect, defend or enforce our intellectual property rights could have an adverse effect on our financial condition and results of operations.

As a result of our current and past operations, including operations related to divested businesses and our discontinued operations, we could incur significant environmental liabilities.

We are subject to various laws and regulations around the world governing the environment, including the discharge of pollutants and the management and disposal of hazardous substances. As a result of our operations, including the operations of divested businesses and certain discontinued operations, we could incur substantial costs, including remediation and restoration costs. The costs of complying with complex environmental laws and regulations, as well as internal voluntary programs, are significant and will continue to be so for the foreseeable future. This includes costs we expect to continue to incur for environmental investigation and remediation activities at a number of our current or former sites and third-party disposal locations. However, the ultimate costs under environmental laws and the timing of these costs are difficult to accurately predict. While we establish accruals in accordance with generally accepted accounting principles, the ultimate actual costs and liabilities may vary from the accruals because the estimates on which the accruals are based depend on a number of factors (many of which are outside of our control), including the nature of the matter and any associated third-party claims, the complexity of the site, site geology, the nature and extent of contamination, the type of remedy, the outcome of discussions with regulatory agencies and other Potentially Responsible Parties (PRPs) at multi-party sites and the number and financial viability of other PRPs. See Note 17 to the Combined Financial Statements.

Our results of operations could be adversely affected by litigation and other commitments and contingencies.

We face risks arising from various unasserted and asserted litigation matters, including, but not limited to, product liability, patent infringement, antitrust claims, and claims for third party property damage or personal injury stemming from alleged environmental or other torts. We have noted a nationwide trend in purported class actions against chemical manufacturers generally seeking relief such as medical monitoring, property damages, off-site remediation and punitive damages arising from alleged environmental or other torts without claiming present personal injuries. We also have noted a trend in public and private nuisance suits being filed on behalf of states, counties, cities and utilities alleging harm to the general public. Various factors or developments can lead to changes in current estimates of liabilities such as a final adverse judgment, significant settlement or changes in applicable law. A future adverse ruling or unfavorable development could result in future charges that could have a material adverse effect on us. An adverse outcome in any one or more of these matters could be material to our financial results and could adversely impact the value of any of our brands that are associated with any such matters.

In the ordinary course of business, we may make certain commitments, including representations, warranties and indemnities relating to current and past operations, including those related to divested businesses and issue guarantees of third party obligations. Additionally, we will be required to indemnify DuPont for uncapped amounts with regard to liabilities allocated to, or assumed by, us under each of the Separation Agreement, the Employee Matters Agreement, the Tax Matters Agreement and the Intellectual Property Cross-License Agreement. If we were required to make payments, such payments could be significant and would exceed the amounts we have accrued with respect thereto, adversely affecting our results of operations.

Risks Related to the Separation

We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from DuPont.

We believe that, as an independent, publicly traded company, we will continue to, among other things, focus our financial and operational resources on our specific business, growth profile and strategic priorities, design and implement corporate strategies and policies targeted to our operational focus and strategic priorities, guide our processes and infrastructure to focus on our core strengths, implement and maintain a capital structure designed to meet our specific needs and more effectively respond to industry dynamics. However, we may be unable to achieve some or all of these benefits. For example, in order to position ourselves for the separation, we are undertaking a series of strategic, structural and process realignment and restructuring actions within our operations. These actions may not provide the benefits we currently expect, and could lead to disruption of our operations, loss of, or inability to recruit, key personnel needed to operate and grow our businesses following the separation, weakening of our internal standards, controls or procedures and impairment of our key customer and supplier relationships. In addition, completion of the proposed separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our businesses. If we fail to achieve some or all of the benefits that we expect to achieve as an independent company, or do not achieve them in the time we expect, our business, financial condition and results of operations could be materially and adversely affected.

If the distribution, together with certain related transactions, were to fail to qualify for non-recognition treatment for U.S. federal income tax purposes, then we could be subject to significant tax and indemnification liability and stockholders receiving our common stock in the distribution could be subject to significant tax liability.

DuPont has received the IRS Ruling from the IRS substantially to the effect that, among other things, the distribution will qualify as a tax-free transaction under Section 355 and Section 368(a)(1)(D) of the Code. The distribution is conditioned on the continued validity of the IRS Ruling, as well as on receipt of the Tax Opinion, in form and substance acceptable to DuPont, substantially to the effect that, among other things, the distribution will qualify as a tax-free transaction under Section 355 and Section 368(a)(1)(D) of the Code, and certain transactions related to the transfer of assets and liabilities to us in connection with the separation and distribution will not result in the recognition of any gain or loss to DuPont, us or our stockholders. The IRS Ruling relies, and the Tax Opinion will rely, on certain facts, assumptions, and undertakings, and certain representations from DuPont and us, regarding the past and future conduct of both respective businesses and other matters, and the Tax Opinion will rely on the IRS Ruling. Notwithstanding the IRS Ruling and the Tax Opinion, the IRS could determine that the distribution or such related transactions should be treated as a taxable transaction if it determines that any of these facts, assumptions, representations, or undertakings is not correct, or that the distribution should be taxable for other reasons, including if the IRS were to disagree with the conclusions in the Tax Opinion that are not covered by the IRS Ruling.

If the distribution ultimately is determined to be taxable, then a stockholder of DuPont that received shares of our common stock in the distribution would be treated as having received a distribution of property in an amount equal to the fair market value of such shares on the distribution date and could incur significant income tax liabilities. Such distribution would be taxable to such stockholder as a dividend to the extent of DuPont’s current and accumulated earnings and profits. Any amount that exceeded DuPont’s earnings and profits would be treated first as a non-taxable return of capital to the extent of such stockholder’s tax basis in its shares of DuPont stock with any remaining amount being taxed as a capital gain. DuPont would recognize a taxable gain in an amount equal to the excess, if any, of the fair market value of the shares of our common stock held by DuPont on the distribution date over DuPont’s tax basis in such shares. In addition, if certain related transactions fail to qualify for tax-free treatment under U.S. federal, state and/or local tax law and/or foreign tax law, we and DuPont could incur significant tax liabilities under U.S. federal, state, local and/or foreign tax law.

Generally, taxes resulting from the failure of the separation and distribution or certain related transactions to qualify for non-recognition treatment under U.S. federal, state and/or local tax law and/or foreign tax law would be imposed on DuPont or DuPont’s stockholders and, under the Tax Matters Agreement that we will enter into with DuPont, DuPont is generally obligated to indemnify us against such taxes to the extent that we may be jointly, severally or secondarily liable for such taxes. However, under the terms of the Tax Matters Agreement, we also generally will be responsible for any taxes imposed on DuPont that arise from the failure of the distribution to qualify as tax-free for U.S. federal income tax purposes within the meaning of Section 355 of the Code or the failure of such related transactions to qualify for tax-free treatment, to the extent such failure to qualify is attributable to actions, events or transactions relating to our, or our affiliates’, stock, assets or business, or any breach of our or our affiliates’ representations, covenants or obligations under the Tax Matters Agreement (or any other agreement we enter into in connection with the separation and distribution), the materials submitted to the IRS or other governmental authorities in connection with the request for the IRS Ruling or other tax rulings or the representation letter provided to counsel in connection with the Tax Opinion. Events triggering an indemnification obligation under the agreement include events occurring after the distribution that cause DuPont to recognize a gain under Section 355(e) of the Code. Such tax amounts could be significant. To the extent we are responsible for any liability under the Tax Matters Agreement, there could be a material adverse impact on our business, financial condition, results of operations and cash flows in future reporting periods. For a more detailed discussion, see “Material U.S. Federal Income Tax Consequences of the Distribution.”

We will be subject to continuing contingent tax-related liabilities of DuPont following the distribution.

After the distribution, there will be several significant areas where the liabilities of DuPont may become our obligations. For example, under the Code and the related rules and regulations, each corporation that was a member of DuPont’s consolidated tax reporting group during any taxable period or portion of any taxable period ending on or before the effective time of the distribution is jointly and severally liable for the U.S. federal income tax liability of the entire consolidated tax reporting group for such taxable period. In connection with the separation, we will enter into a Tax Matters Agreement with DuPont that will allocate the responsibility for prior period taxes of DuPont’s consolidated tax reporting group between us and DuPont. For a more detailed description, see “Our Relationship with DuPont Following the Distribution — Tax Matters Agreement.” If DuPont were unable to pay any prior period taxes for which it is responsible, however, we could be required to pay the entire amount of such taxes, and such amounts could be significant. Other provisions of federal, state, local, or foreign law may establish similar liability for other matters, including laws governing tax-qualified pension plans, as well as other contingent liabilities.

We intend to agree to numerous restrictions to preserve the tax-free treatment of the transactions in the United States, which may reduce our strategic and operating flexibility.

Our ability to engage in significant equity transactions could be limited or restricted after the distribution in order to preserve, for U.S. federal income tax purposes, the tax-free nature of the distribution by DuPont. Even if the distribution otherwise qualifies for tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code, the distribution may result in corporate-level taxable gain to DuPont under Section 355(e) of the Code if 50 percent or more, by vote or value, of shares of our stock or DuPont’s stock are acquired or issued as part of a plan or series of related transactions that includes the distribution. The process for determining whether an acquisition or issuance triggering these provisions has occurred is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. Any acquisitions or issuances of our stock or DuPont’s stock within a two-year period after the distribution generally are presumed to be part of such a plan, although we or DuPont, as applicable, may be able to rebut that presumption. Accordingly, under the Tax Matters Agreement that we will enter into with DuPont, for the two-year period following the distribution, we will be prohibited, except in certain circumstances, from:

•	entering into any transaction resulting in the acquisition of 40 percent or more of our stock or substantially all of our assets, whether by merger or otherwise;

•	merging, consolidating or liquidating;

•	issuing equity securities beyond certain thresholds;

•	repurchasing our capital stock; or

•	ceasing to actively conduct our business.

These restrictions may limit our ability to pursue certain strategic transactions or other transactions that we may believe to otherwise be in the best interests of our stockholders or that might increase the value of our business. In addition, under the Tax Matters Agreement, we will be required to indemnify DuPont against any such tax liabilities as a result of the acquisition of our stock or assets, even if we do not participate in or otherwise facilitate the acquisition. For a more detailed description, See “Our Relationship with DuPont Following the Distribution — Tax Matters Agreement.”

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company.

We have historically operated as part of DuPont’s corporate organization, and DuPont has assisted us by providing various corporate functions. Following the separation and distribution, DuPont will have no obligation to provide us with assistance other than the transition services described under “Our Relationship with DuPont Following the Distribution.” These services do not include every service we have received from DuPont in the past, and DuPont is only obligated to provide these services for limited periods from the distribution date. Accordingly, following the separation and distribution, we will need to provide internally or obtain from unaffiliated third parties the services we currently receive from DuPont. These services include information technology, research and development, finance, legal, insurance, compliance and human resources activities, the effective and appropriate performance of which is critical to our operations. We may be unable to replace these services in a timely manner or on terms and conditions as favorable as those we receive from DuPont. In particular, DuPont’s information technology networks and systems are complex, and duplicating these networks and systems will be challenging. Because our business previously operated as part of the wider DuPont organization, we may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently, or we may incur additional costs that could adversely affect our business. Additionally, while we have developed certain internal controls and procedures, due to our current status as a subsidiary of DuPont, such internal controls and procedures have not yet been fully implemented in connection with our operations as a standalone company. The process of implementing our internal controls will require significant attention from management and we cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Difficulties encountered in their implementation could harm our results of operations or cause us to fail to meet our reporting obligations. If we fail to obtain the quality of administrative services necessary to operate effectively or incur greater costs in obtaining these services, our profitability, financial condition and results of operations may be materially and adversely affected.

Our historical condensed combined and pro forma combined financial data are not necessarily representative of the results we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

The historical and pro forma financial data we have included in this information statement may not reflect what our business, financial condition, results of operations and cash flows would have been had we been an independent, publicly traded company during the periods presented or what our business, financial condition, results of operations and cash flows will be in the future when we are an independent company. This is primarily because:

•	Prior to our separation, our business was operated by DuPont as part of its broader corporate organization, rather than as an independent, publicly traded company. In addition, prior to our separation, DuPont, or one of its affiliates, performed significant corporate functions for us, including tax and treasury administration and certain governance functions, including internal audit and external reporting. Our historical financial statements reflect allocations of corporate expenses from DuPont for these and similar functions, which are not necessarily representative of the costs we will incur for similar services in the future as an independent company. In addition, while our pro forma financial statements reflect estimates of the costs that we would have incurred as an independent company during the periods presented, the estimates may not accurately reflect the costs we would have incurred as an independent company during such periods, or will incur in the future. Furthermore, following the separation and distribution, we will also be responsible for the additional costs associated with being an independent, publicly traded company, including costs related to corporate governance and external reporting.

•	Our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, historically have been satisfied as part of the company-wide cash management practices of DuPont. While our businesses have historically generated sufficient cash to finance our working capital and other cash requirements, following the separation and distribution, we will no longer have access to DuPont’s cash pool. Without the opportunity to obtain financing from DuPont, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities or other arrangements.

•	We will enter into transactions with DuPont that did not exist prior to the separation. See “Our Relationship with DuPont Following the Distribution” for information regarding these transactions.

•	Other significant changes may occur in our cost structure, management, financing and business operations as a result of our operating as a company separate from DuPont.

We will incur interest expense as part of our incurring debt in connection with the separation and distribution, whereas our historical financial data does not include an allocation of interest expense. In addition, the pro forma financial data included in this information statement is based on the best information available, which in part includes a number of estimates and assumptions. These estimates and assumptions may prove not to be accurate, and accordingly, our pro forma financial data should not be assumed to be indicative of what our financial condition or results of operations actually would have been as a stand-alone company nor to be a reliable indicator of what our financial condition or results of operations actually may be in the future.

For additional information about our past financial performance and the basis of presentation of our financial statements, see “Selected Historical Condensed Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Financial Statements” and our financial statements and the notes thereto included in this information statement.

As an independent, publicly traded company, we may not enjoy the same benefits that we did as a part of DuPont.

There is a risk that, by separating from DuPont, we may become more susceptible to market fluctuations and other adverse events than we would have been if we were still a part of the current DuPont organizational structure. As part of DuPont, we have been able to enjoy certain benefits from DuPont’s operating diversity, purchasing power and opportunities to pursue integrated strategies with DuPont’s other businesses. As an independent, publicly traded company, we will not have similar diversity or integration opportunities and may not have similar purchasing power or access to capital markets. Additionally, as part of DuPont, we have been able to leverage the DuPont historical market reputation and performance and brand identity to recruit and retain key personnel to run our business. As an independent, publicly traded company, we will not have the same historical market reputation and performance or brand identity as DuPont and it may be more difficult for us to recruit or retain such key personnel.

We will incur significant indebtedness in connection with the separation and distribution, and the degree to which we will be leveraged following completion of the distribution may materially and adversely affect our business, financial condition and results of operations.

We are incurring significant indebtedness in connection with the separation. We have historically relied upon DuPont for working capital requirements on a short-term basis and for other financial support functions. After the distribution, we will not be able to rely on DuPont’s earnings, assets or cash flow, and we will be responsible for servicing our own debt, obtaining and maintaining sufficient working capital and paying dividends.

Our ability to make payments on and to refinance our indebtedness, including the debt incurred pursuant to the separation as well as any future debt that we may incur, will depend exclusively on our ability to generate cash in the future from our own operations, financings or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We may not generate sufficient funds to service our debt and meet our business needs, such as funding working capital or the expansion of our operations. If we are not able to repay or refinance our debt as it becomes due, we may be forced to take disadvantageous actions, including reducing spending on marketing, retail trade incentives, advertising and new product innovation, reducing financing in the future for working capital, capital expenditures and general corporate purposes, selling assets or dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. In addition, our ability to withstand competitive pressures and to react to changes in our industry could be impaired. The lenders who hold our debt could also accelerate amounts due in the event that we default, which could potentially trigger a default or acceleration of the maturity of our other debt.

We will incur significant costs in connection with the separation and distribution, which may adversely affect our financial condition and results of operations.

We have made an approximately $3.9 billion distribution to DuPont, funded primarily by third-party indebtedness that we have incurred and with respect to which we expect to make ongoing principal and interest payments during the term of such indebtedness. We also expect to incur certain ongoing costs associated with operating as an independent, publicly traded company. The ongoing costs of the separation may adversely impact our profitability, financial condition and results of operations. See also page 49 for a discussion of Pro Forma Combined Financial Statements and Note 2 of the Combined Financial Statements on page F-7 for additional information regarding the separation and our anticipated costs to operate as an independent, publicly traded company.

Restrictions under the Intellectual Property Cross-License Agreement could limit our ability to develop and commercialize certain products and/or prosecute, maintain and enforce certain intellectual property.

We are dependent to a certain extent on DuPont to prosecute, maintain and enforce certain of the intellectual property licensed under the Intellectual Property Cross-License Agreement. Specifically, DuPont will be responsible for filing, prosecuting and maintaining patents that DuPont licenses to us. DuPont also has the first right to enforce such patents trade secrets and the know-how licensed to us by DuPont. If DuPont fails to fulfill its obligations or chooses to not enforce the licensed patents, trade secrets or know-how under the Intellectual

Property Cross-License Agreement, we may not be able to prevent competitors from making, using and selling competitive products (unless we are able to effectively exercise our secondary rights to enforce such patents, trade secrets and know-how).

In addition, our restrictions under the Intellectual Property Cross-License Agreement could limit our ability to develop and commercialize certain products. For example, the licenses granted to us under the agreement may not extend to all new products, services and businesses that we may in the future decide to enter into. These limitations and restrictions may make it more difficult, time consuming or expensive for us to develop and commercialize certain new products and services, or may result in certain of our products or services being later to market than those of our competitors.

Our customers, prospective customers, suppliers or other companies with whom we conduct business may need assurances that our financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them.

Some of our customers, prospective customers, suppliers or other companies with whom we conduct business may need assurances that our financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them, and may require us to provide additional credit support, such as letters of credit or other financial guarantees. Any failure of parties to be satisfied with our financial stability could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In connection with our separation we will assume, and indemnify DuPont for, certain liabilities. If we are required to make payments pursuant to these indemnities to DuPont, we may need to divert cash to meet those obligations and our financial results could be negatively impacted. In addition, DuPont may indemnify us for certain liabilities. The DuPont indemnity may not be sufficient to insure us against the full amount of liabilities for which it will be allocated responsibility, and DuPont may not be able to satisfy its indemnification obligations in the future.

Pursuant to the Separation Agreement, the Employee Matters Agreement and the Tax Matters Agreement with DuPont, we will agree to assume, and indemnify DuPont for, certain liabilities for uncapped amounts, which may include, among other items, associated defense costs, settlement amounts and judgments, as discussed further in “Our Relationship With DuPont Following the Distribution” and “Financial Statements — Notes to the Combined Financial Statements.” Payments pursuant to these indemnities may be significant and could negatively impact our business, particularly indemnities relating to our actions that could impact the tax-free nature of the distribution. Third parties could also seek to hold us responsible for any of the liabilities of the DuPont Business. DuPont will agree to indemnify us for such liabilities, but such indemnity from DuPont may not be sufficient to protect us against the full amount of such liabilities, and DuPont may not be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from DuPont any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, financial condition, results of operations and cash flows.

Risks Related to Our Common Stock

We cannot be certain that an active trading market for our common stock will develop or be sustained after the distribution, and following the distribution, our stock price may fluctuate significantly.

A public market for our common stock does not currently exist. We anticipate that on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue through the distribution date. However, we cannot guarantee that an active trading market will develop or be sustained for our common stock after the distribution. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. In addition, we cannot predict the prices at which shares of our common stock may trade after the distribution.

Similarly, DuPont cannot predict the effect of the distribution on the trading prices of its common stock. After the distribution, DuPont common stock will continue to be listed and traded on the NYSE under the symbol “DD.” Subject to the consummation of the distribution, we expect our common stock to be listed and traded on the NYSE under the symbol “CC.” The combined trading prices of DuPont common stock and our common stock after the distribution, as adjusted for any changes in the combined capitalization of these companies, may not be equal to or greater than the trading price of DuPont common stock prior to the distribution. Until the market has fully evaluated the business of DuPont without our businesses, or fully evaluated us, the price at which DuPont’s or our common stock trades may fluctuate significantly.

The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

•	our business profile and market capitalization may not fit the investment objectives of DuPont’s current stockholders, causing a shift in our initial investor base, and our common stock may not be included in some indices in which DuPont common stock is included, causing certain holders to be mandated to sell their shares of our common stock;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	the failure of securities analysts to cover our common stock after the distribution;

•	actual or anticipated fluctuations in our operating results;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates or our earnings guidance;

•	the operating and stock price performance of other comparable companies;

•	overall market fluctuations and domestic and worldwide economic conditions; and

•	other factors described in these “Risk Factors” and elsewhere in this information statement.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

A number of shares of our common stock are or will be eligible for future sale, which may cause our stock price to decline.

Any sales of substantial amounts of shares of our common stock in the public market or the perception that such sales might occur, in connection with the distribution or otherwise, may cause the market price of our common stock to decline. Upon completion of the distribution, we expect that we will have an aggregate of approximately [—] shares of our common stock issued and outstanding. These shares will be freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended (the Securities Act), unless the shares are owned by one of our “affiliates,” as that term is defined in Rule 405 under the Securities Act.

We are unable to predict whether large amounts of our common stock will be sold in the open market following the distribution. We are also unable to predict whether a sufficient number of buyers would be in the market at that time. In this regard, a portion of DuPont common stock is held by index funds tied to stock indices. If we are not included in these indices at the time of distribution, these index funds may be required to sell our common stock.

We cannot guarantee the timing, amount, or payment of dividends on our common stock in the future.

Prior to the distribution, while we are a wholly-owned subsidiary of DuPont, our board of directors, consisting of DuPont employees, intends to declare a dividend of an aggregate amount of $100 million in total for the third quarter of 2015, to be paid to our stockholders as of a record date following the distribution. Following the distribution, we expect to continue to pay regular quarterly dividends in an aggregate amount of $100 million, with an aggregate annual dividend of approximately $400 million. The declaration, payment and amount of any subsequent dividend will be subject to the sole discretion of our post-distribution, independent board of directors and will depend upon many factors, including our financial condition and prospects, our capital requirements and access to capital markets, covenants associated with certain of our debt obligations, legal requirements and other factors that our board of directors may deem relevant, and there can be no assurances that we will continue to pay a dividend in the future. For more information, see the section entitled “Dividend Policy.”

Your percentage of ownership in us may be diluted in the future.

Your percentage ownership in us may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including, without limitation, equity awards that we may be granting to our directors, officers and employees. Such issuances may have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock. In addition, certain outstanding DuPont options, restricted stock unit awards and deffered stock units held by our directors and employees will convert into Chemours equity awards in connection with the separation. See “Compensation Discussion and Analysis –Treatment of Outstanding Equity Awards as of the Distribution Date.”

In addition, our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock with respect to dividends and distributions, as our board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant the holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of our common stock. See the section entitled “Description of Our Capital Stock.”

Certain provisions in our amended and restated certificate of incorporation and amended and restated by-laws, and of Delaware law, may prevent or delay an acquisition of us, which could decrease the trading price of the common stock.

Our amended and restated certificate of incorporation and amended and restated by-laws will contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include, among others:

•	the inability of our stockholders to act by written consent;

•	the limited ability of our stockholders to call a special meeting;

•	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;

•	the right of our board of directors to issue preferred stock without stockholder approval;

•	the division of our board of directors into three approximately equal classes of directors, with each class serving a staggered three-year term, which will result in, under Delaware law, stockholders only being permitted to remove directors for cause;

•	the ability of our directors, and not stockholders, to fill vacancies (including those resulting from an enlargement of the board of directors) on our board of directors; and

•	the requirement that stockholders holding at least 80 percent of our voting stock are required to amend certain provisions in our amended and restated certificate of incorporation and our amended and restated by-laws.

In addition, following the distribution, we will be subject to Section 203 of the Delaware General Corporations Law (the DGCL). Section 203 provides that, subject to limited exceptions, persons that (without prior board approval) acquire, or are affiliated with a person that acquires, more than 15 percent of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or its affiliate becomes the holder of more than 15 percent of the corporation’s outstanding voting stock.

We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions will apply even if an acquisition proposal or offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in our best interests and our stockholders’. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

Several of the agreements that we have entered into with DuPont require DuPont’s consent to any assignment by us of our rights and obligations, or a change of control of us, under the agreements. The consent rights set forth in these agreements might discourage, delay or prevent a change of control that you may consider favorable. See the sections entitled “Our Relationship with DuPont Following the Distribution” and “Description of Our Capital Stock” for a more detailed description of these agreements and provisions.

In addition, an acquisition or further issuance of our stock could trigger the application of Section 355(e) of the Code. For a discussion of Section 355(e), see the section entitled “Material U.S. Federal Income Tax Consequences of the Distribution.” Under the Tax Matters Agreement, we would be required to indemnify DuPont for the tax imposed under Section 355(e) of the Code resulting from an acquisition or issuance of its stock, even if it did not participate in or otherwise facilitate the acquisition, and this indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This information statement and other materials DuPont and Chemours have filed or will file with the SEC contain, or will contain, certain statements regarding business strategies, market potential, future financial performance, future action, results and other matters which are “forward-looking” statements within the meaning of the Securities Exchange Act of 1934, as amended (the Exchange Act), and the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “estimate,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “objective,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and similar expressions, among others, generally identify forward-looking statements, which speak only as of the date the statements were made. Additionally, forward-looking statements include, but are not limited to:

•	Chemours’ expectations as to future sales of products;

•	Chemours’ ability to protect its intellectual property in the United States and abroad;

•	Chemours’ estimates regarding its capital requirements and its needs for additional financing;

•	Chemours’ estimates of its expenses, future revenues and profitability;

•	Chemours’ estimates of the size of the markets for its products and services;

•	Chemours’ expectations related to the rate and degree of market acceptance of its products;

•	The outcome of certain Chemours contingencies, such as litigation and environmental matters; and

•	Chemours’ estimates of the success of other competing technologies that may become available.

In particular, information included under the sections entitled “Information Statement Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and “The Distribution” contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. These factors include, but are not limited to, fluctuations in energy and raw material prices; failure to develop and market new products and optimally manage product life cycles; significant litigation and environmental matters; failure to appropriately manage process safety and product stewardship issues; changes in laws and regulations or political conditions; global economic and capital markets conditions, such as inflation, interest and currency exchange rates; business or supply disruptions; security threats, such as acts of sabotage, terrorism or war, weather events and natural disasters; ability to protect, defend and enforce Chemours’ intellectual property rights; increased competition; increasing consolidation of our core customers; changes in relationships with our significant customers and suppliers; unanticipated expenses such as litigation or legal settlement expenses; unanticipated business disruptions; our ability to predict, identify and interpret changes in consumer preferences and demand; our ability to realize the expected benefits of the separation; our ability to complete proposed divestitures or acquisitions; our ability to realize the expected benefits of acquisitions if they are completed; uncertainty regarding the availability of financing to us in the future and the terms of such financing; and disruptions in our information technology networks and systems. Additionally, there may be other risks and uncertainties that we are unable to identify at this time or that we do not currently expect to have a material impact on our business.

Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Factors that could cause actual results or events to differ materially from those anticipated include the matters described under the sections entitled “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” DuPont and Chemours disclaim and do not undertake any obligation to update or revise any forward-looking statement, except as required by applicable law.

THE DISTRIBUTION

Background of the Distribution

On October 24, 2013, DuPont announced its intention to separate its Performance Chemicals segment through a pro rata distribution of Chemours common stock to stockholders of DuPont. The distribution is intended to be generally tax free for U.S. federal income tax purposes.

In furtherance of this plan, on [—], 2015, DuPont’s board of directors approved the distribution of all of the issued and outstanding shares of Chemours common stock on the basis of one share of Chemours common stock for every five shares of DuPont common stock issued and outstanding on [—], 2015, the record date for the distribution. As a result of the distribution, Chemours and DuPont will become two independent, publicly traded companies.

On July 1, 2015, the anticipated distribution date pending final approval from DuPont’s board of directors, each DuPont stockholder will receive one share of Chemours common stock for every five shares of DuPont common stock held at the close of business on the record date, as described below. You will receive cash in lieu of any fractional shares of Chemours common stock that you would have received as a result of the application of the distribution ratio. You will not be required to make any payment, surrender or exchange your DuPont common stock or take any other action to receive your shares of Chemours common stock in the distribution.

The distribution of Chemours common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see this section under “— Conditions to the Distribution.”

Reasons for the Separation and Distribution

DuPont’s board of directors determined that the separation and distribution of the Chemours business from the DuPont Business would be in the best interests of DuPont and its stockholders and approved the plan of separation. A wide variety of factors were considered by DuPont’s board of directors in evaluating the separation and distribution. Among other things, DuPont’s board of directors considered the following potential benefits of the separation and distribution:

•	Closer alignment of DuPont’s businesses with its evolving strategic direction — DuPont’s overall mission is to bring world-class science and engineering to the global marketplace in the form of innovative products, materials and services. Increasingly, DuPont’s strategic direction and business model is focused on advancing the company’s integrated capabilities in biology, chemistry and materials science to further strengthen its industry-leading positions across three strategic priorities: agriculture and nutrition, advanced materials and biobased industrials. DuPont is focused on high potential commercial opportunities in secular growth markets in food, energy, and protection where the company’s innovation, global scale and efficient execution have the potential to create valuable new outcomes. In addition, the Performance Chemicals Segment is highly cyclical and its performance is volatile as compared to DuPont’s other businesses. Its leading businesses in Titanium Technologies and Fluoroproducts, and Chemical Solutions, well-established positions in attractive markets, and cash flow generation will be better positioned as an independent company. The separation and distribution will allow DuPont to continue its transformation into a higher growth, less cyclical company, resulting in greater value creation for its shareholders.

•	Direct Access to Capital Markets — The distribution will create an independent equity and debt structure that will afford Chemours direct access to capital markets from what is expected to be a deep pool of investors that target companies in Chemours’ industry and/or with its credit profile and facilitate the ability to capitalize on its unique growth opportunities.

Neither DuPont nor Chemours can assure you that, following the separation and distribution, any of the benefits described above or otherwise will be realized to the extent anticipated or at all.

DuPont’s board of directors also considered a number of potentially negative factors in evaluating the separation and distribution, including the following factors impacting Chemours:

•	Loss of synergies and joint purchasing power and increased costs — As a current part of DuPont, Chemours takes advantage of DuPont’s size and purchasing power in procuring certain goods and services. After the separation and distribution, as a separate, independent entity, Chemours may be unable to obtain these goods, services, and technologies at prices or on terms as favorable as those DuPont obtained prior to the separation and distribution. Chemours will also incur costs for certain functions previously performed by DuPont, such as accounting, tax, legal, human resources, and other general and administrative functions, that may be higher than the amounts reflected in Chemours’ historical financial statements, which could cause Chemours’ profitability to decrease.

•	Disruptions to the business as a result of the separation — The actions required to separate DuPont’s and Chemours’ respective businesses could disrupt Chemours’ operations.

•	Increased significance of certain costs and liabilities — Certain costs and liabilities that were otherwise less significant to DuPont as a whole will be more significant for Chemours as a stand-alone company.

•	One-time costs of the separation and distribution — Chemours will incur costs in connection with the transition to being a stand-alone public company that will include establishment of accounting, tax, legal, and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel new to Chemours, and costs to separate information systems.

•	Inability to realize anticipated benefits of the separation and distribution — Chemours may not achieve the anticipated benefits of the separation and distribution for a variety of reasons, including, among others: (a) the separation and distribution will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing the Chemours business; (b) following the separation and distribution, Chemours may be more susceptible to market fluctuations and other events particular to one or more of Chemours’ products than if it were still a part of DuPont; and (c) following the separation and distribution, the Chemours business will be less diversified than DuPont’s business prior to the separation and distribution.

DuPont’s board of directors concluded that the potential benefits of the separation and distribution outweighed these factors. However, neither DuPont nor Chemours can assure you that, following the separation and distribution, any of the benefits described above or otherwise will be realized to the extent anticipated or at all.

Formation of a Holding Company Prior to the Distribution

In connection with and prior to the distribution, Chemours was organized by DuPont in the state of Delaware on February 18, 2014 as Performance Operations, LLC, for the purpose of transferring to Chemours assets and liabilities, including any entities holding assets and liabilities, associated with certain of DuPont’s Performance Chemicals segment. Chemours changed its name to The Chemours Company, LLC on April 15, 2014. The Chemours Company, LLC had nominal operations during the period from February 18, 2014 through December 31, 2014. Chemours was converted from a limited liability company to a Delaware corporation on April 30, 2015.

The Number of Shares of Chemours Common Stock You Will Receive

For every five shares of DuPont common stock that you own at the close of business on [—], 2015, the record date, you will receive one share of Chemours common stock on the distribution date. DuPont will not distribute any fractional shares of Chemours common stock to its stockholders. Instead, if you are a registered holder, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds (net of discounts and commissions) of the sales pro rata (based on the fractional share such holder would otherwise have been entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The distribution agent, in its sole discretion, without any influence by DuPont or Chemours, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the transfer agent will not be an affiliate of either DuPont or Chemours. Neither Chemours nor DuPont will be able to guarantee any minimum sale price in connection with the sale of these shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

The aggregate net cash proceeds of these sales will be taxable for U.S. federal income tax purposes. See the section entitled “Material U.S. Federal Income Tax Consequences of the Distribution” for an explanation of the material U.S. federal income tax consequences of the distribution. If you hold physical certificates for DuPont common stock and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. Chemours estimates that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your DuPont common stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

When and How You Will Receive the Distribution

With the assistance of the distribution agent, pending final approval from DuPont’s board of directors, the distribution of Chemours common stock is expected to occur on July 1, 2015, the distribution date, to all holders of outstanding DuPont common stock on [—], 2015, the record date. [—] will serve as the distribution agent in connection with the distribution, and [—] will serve as the transfer agent and registrar for Chemours common stock. DuPont stockholders will receive cash in lieu of any fractional shares of Chemours common stock which they would have been entitled to receive.

If you own DuPont common stock as of the close of business on the record date, Chemours common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf in direct registration or book-entry form. If you are a registered holder, the distribution agent or the transfer agent will then mail you a direct registration account statement that reflects your shares of Chemours common stock. If you hold your shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares. “Direct registration form” refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in this distribution. Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your DuPont common stock and you are the registered holder of the shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of Chemours common stock that have been registered in book-entry form in your name. If you sell DuPont common stock in the “regular-way” market up to and including the distribution date, you will be selling your right to receive shares of Chemours common stock in the distribution.

Most DuPont stockholders hold their common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your DuPont common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the Chemours common stock that you are entitled to receive in the distribution, and the distribution agent will mail you a check for any cash in lieu of fractional shares you are entitled to receive. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm.

Transferability of Shares You Receive

Shares of Chemours common stock distributed to holders in connection with the distribution will be transferable without registration under the Securities Act, except for shares received by persons who may be deemed to be Chemours affiliates. Persons who may be deemed to be Chemours’ affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with Chemours, which may include certain of Chemours executive officers, directors or principal stockholders. Securities held by Chemours affiliates will be subject to resale restrictions under the Securities Act. Chemours affiliates will be permitted to sell shares of Chemours common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Results of the Distribution

After its separation from DuPont, Chemours will be an independent, publicly traded company. The actual number of shares to be distributed will be determined on [—], 2015, the record date for the distribution, and will reflect any exercise of DuPont options between the date the DuPont board of directors declares the distribution and the record date for the distribution. The distribution will not affect the number of outstanding DuPont common stock or any rights of DuPont’s stockholders. DuPont will not distribute any fractional shares of Chemours common stock.

Before the distribution, Chemours will enter into a Separation Agreement and other agreements with DuPont to effect the separation and provide a framework for Chemours relationship with DuPont after the separation and distribution. These agreements will provide for the allocation between DuPont and Chemours of DuPont’s assets, liabilities and obligations (including employee benefits, intellectual property, and tax-related assets and liabilities) attributable to periods prior to, at and after Chemours’ separation from DuPont and will govern certain relationships between DuPont and Chemours after the separation and distribution. For a more detailed description of these agreements, see the section entitled “Our Relationship with DuPont Following the Distribution.”

Market for Chemours common stock

There is currently no public trading market for Chemours common stock. Chemours intends to apply to list its common stock on the NYSE under the symbol “CC.” Chemours has not and will not set the initial price of its common stock. The initial price will be established by the public markets.

Chemours cannot predict the price at which its common stock will trade after the distribution. In fact, the combined trading prices, after the distribution, of the shares of Chemours common stock that each DuPont stockholder will receive in the distribution and DuPont common stock held at the record date may not equal the “regular-way” trading price of a share of DuPont common stock immediately prior to the distribution. The price at which Chemours common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for Chemours common stock will be determined in the public markets and may be influenced by many factors. See the section entitled “Risk Factors — Risks Related to Our Common Stock.”

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date and continuing up to and including through the distribution date, DuPont expects that there will be two markets in DuPont common stock: a “regular-way” market and an “ex- distribution” market. Shares of DuPont common stock that trade on the “regular-way” market will trade with an entitlement to Chemours common stock distributed pursuant to the separation. Shares of DuPont common stock that trade on the “ex-distribution” market will trade without an entitlement to Chemours common stock distributed pursuant to the distribution. Therefore, if you sell DuPont common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive Chemours common stock in the distribution. If you own DuPont common stock at the close of business on the record date and sell those shares on the “ex-distribution” market up to and including through the distribution date, you will receive the shares of Chemours common stock that you are entitled to receive pursuant to your ownership as of the record date of DuPont common stock.

Furthermore, we anticipate that trading in our common stock will begin on a “when-issued” basis as early as [—] trading days prior to the record date for the distribution and will continue up to and including the distribution date. “When-issued” trading in the context of a separation refers to a sale or purchase made conditionally on or before the distribution date because the securities of the separated entity have not yet been distributed. The “when-issued” trading market will be a market for Chemours common stock that will be distributed to holders of DuPont common stock on the distribution date. If you owned DuPont common stock at the close of business on the record date, you would be entitled to Chemours common stock distributed pursuant to the distribution. You may trade this entitlement to shares of Chemours common stock, without DuPont common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to Chemours common stock will end, and “regular-way” trading will begin.

Conditions to the Distribution

Chemours expects that the distribution will be effective on July 1, 2015, the distribution date, provided that, among other conditions described in this information statement, the following conditions shall have been satisfied or waived by DuPont:

•	the making of an approximately $3.9 billion distribution from Chemours to DuPont prior to the distribution, and the determination by DuPont in its sole discretion that following the separation and distribution it shall have no further liability or obligation whatsoever under any financing arrangements that Chemours will be entering into in connection with the separation;

•	the SEC having declared effective the registration statement, of which this information statement forms a part, no stop order relating to the registration statement being in effect, nor any proceeding seeking such stop order being pending, and the information statement having been distributed to DuPont’s stockholders;

•	Chemours common stock having been approved and accepted for listing by the NYSE, subject to official notice of issuance;

•	DuPont has received the IRS Ruling from the IRS substantially to the effect that, among other things, the distribution of our ordinary shares, together with certain related transactions, will qualify under Sections 355 and 368(a) of the Code, with the result that DuPont and DuPont’s stockholders will not recognize any taxable income, gain or loss for U.S. federal income tax purposes as a result of the distribution, except to the extent of cash received in lieu of fractional shares. As a condition to the distribution, the IRS Ruling must remain in effect as of the distribution date. In addition, the distribution is conditioned on the receipt of the Tax Opinion, in form and substance acceptable to DuPont, substantially to the effect that certain requirements, including certain requirements that the IRS will not rule on, necessary to obtain tax-free treatment, have been satisfied. See “Material U.S. Federal Income Tax Consequences of the Distribution”;

•	the receipt of an opinion from an independent appraisal firm to the board of directors of DuPont confirming the solvency of each of DuPont and Chemours after the distribution that is in form and substance acceptable to DuPont in its sole discretion;

•	all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of other foreign jurisdictions in connection with the distribution having been received;

•	no order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions being in effect;

•	the reorganization of DuPont and Chemours businesses prior to the separation and distribution having been effectuated;

•	the approval by the board of directors of DuPont of the distribution and all related transactions (and such approval not having been withdrawn);

•	DuPont’s election of the individuals to be listed as members of our board of directors post-distribution, as described in this information statement, immediately prior to the distribution date;

•	Chemours having entered into certain agreements in connection with the separation and distribution and certain financing arrangements prior to or concurrent with the separation; and

•	no events or developments shall have occurred or exist that, in the sole and absolute judgment of DuPont’s board of directors, make it inadvisable to effect the distribution or would result in the distribution and related transactions not being in the best interest of DuPont or its stockholders.

The fulfillment of the foregoing conditions does not create any obligations on DuPont’s part to effect the distribution, and DuPont’s board of directors has reserved the right, in its sole discretion, to amend, modify or abandon the distribution and related transactions at any time prior to the distribution date. DuPont has informed us that, to the extent the board of directors of DuPont determines to waive, or take any action to amend or modify, any condition in a manner that is material or abandon the distribution, DuPont will issue a press release publicly announcing any such decision.

DuPont Preferred Stock

If you are a holder of shares of DuPont preferred stock, without par value-cumulative, Series $4.50 or DuPont preferred stock, without par value-cumulative, Series $3.50 (collectively, the DuPont Preferred Stock), you will retain your DuPont Preferred Stock and will not have the right to receive any of our common stock as a dividend with respect to such holdings as a result of the distribution.

Regulatory Approvals

Chemours must complete the necessary registration under U.S. federal securities laws of Chemours common stock, as well as the applicable NYSE listing requirements for such shares.

Other than the requirements discussed above, we do not believe that any other material governmental or regulatory filings or approvals will be necessary to consummate the distribution.

No Appraisal Rights

DuPont’s stockholders will not have any appraisal rights in connection with the distribution.

Reasons for Furnishing this Information Statement

We are furnishing this information statement solely to provide information to DuPont’s stockholders who will receive shares of our common stock in the distribution. You should not construe this information statement as an inducement or encouragement to buy, hold or sell any of our securities or any securities of DuPont. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and neither DuPont nor we undertake any obligation to update the information except in the normal course of DuPont’s and our public disclosure obligations and practices.

DIVIDEND POLICY

Following the distribution, we expect to pay regular dividends. Prior to the distribution, while we are a wholly-owned subsidiary of DuPont, our board of directors, consisting of DuPont employees, intends to declare a dividend of an aggregate amount of $100 million in total for the third quarter of 2015, to be paid to our stockholders as of a record date following the distribution. Following the distribution, we expect to continue to pay regular quarterly dividends in an aggregate amount of $100 million, with an aggregate annual dividend of approximately $400 million.

The declaration, payment and amount of any subsequent dividend will be subject to the sole discretion of our post-distribution, independent board of directors and will depend upon many factors, including our financial condition and prospects, our capital requirements and access to capital markets, covenants associated with certain of our debt obligations, legal requirements and other factors that our board of directors may deem relevant, and there can be no assurances that we will continue to pay a dividend in the future. There can also be no assurance that the combined annual dividends on DuPont common stock and our common stock after the distribution, if any, will be equal to the annual dividends on DuPont common stock prior to the distribution.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of [—], 2014, on a historical and on a pro forma basis to give effect to the separation and distribution and the transactions related to the separation and distribution as if they occurred on [—], 2014. Explanation of the pro forma adjustments made to our historical combined financial statements can be found under “Unaudited Pro Forma Combined Financial Statements.” The following table should be reviewed in conjunction with “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and accompanying notes included elsewhere in this information statement.

As of [—], 2014
(dollars in millions)
	Historical	Pro Forma
Cash and cash equivalents:	$—

Debt, including current and long-term:
Current debt	$—
Long-term debt	—
Total debt	$—

Equity:
Common stock, par value $0.01	$—
Additional paid-in capital	—
DuPont Company Net Investment and noncontrolling interests	—
Total Equity	$—

Total Capitalization	$—

We have not yet finalized our post-distribution capitalization. We will have cash on hand in an amount to be determined at or prior to the time of the distribution. We expect that, at the time of distribution, we will have significant third-party indebtedness, which we expect to incur through a bond offering, term loans or a combination of these and other financing arrangements. We intend to update our financial information to reflect our post-distribution capitalization in an amendment to this information statement.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following Unaudited Pro Forma Combined Financial Statements are derived from the historical combined financial statements of Chemours, prepared in accordance with U.S. generally accepted accounting principles, which are included elsewhere in this information statement.

The Unaudited Pro Forma Combined Income Statement for the fiscal year ended December 31, 2014 gives effect to the distribution as if it had occurred on January 1, the first day of our last fiscal year. The Unaudited Pro Forma Combined Balance Sheet as of December 31, 2014 gives effect to the distribution as if it had occurred on December 31, 2014, our latest balance sheet date. These Unaudited Pro Forma Combined Financial Statements include adjustments required by SEC Staff Accounting Bulletin Topic 1:B-3 and Article 11 of SEC Regulation S-X, including the following:

a.	the inclusion of $4.0 billion of debt at an expected weighted average interest rate of 5.75%;

b.	the pro-rata distribution of approximately 181 million shares of Chemours common stock to DuPont stockholders;

c.	establishment of the cash and cash equivalents target of $200 million, as defined in the Separation Agreement;

d.	the dividend, net of debt issuance costs and original issue discount, of approximately $3.9 billion to DuPont, consisting of a cash distribution of approximately $3.4 billion and a distribution in-kind of 2025 Notes (defined below) with an aggregate principal amount of $507 million;

e.	the assets and liabilities related to defined benefit pension and other post-retirement plans that were not included in Chemours’ Audited Combined Financial Statements; and

f.	the impact of the Separation Agreement, Tax Matters Agreement, Employee Matters Agreement and other commercial agreements between Chemours and DuPont.

The pro forma financial statements do not reflect all of the costs of operating as a stand-alone company, including possible higher information technology (IT), tax, accounting, treasury, legal, investor relations, and other similar expenses associated with operating as a stand-alone company. Only costs that management has determined to be factually supportable and recurring are included as pro forma adjustments. Incremental costs and expenses associated with operating as a stand-alone company, which are not reflected in the accompanying pro forma financial statements, are estimated to be in the range of approximately [—] million to [—] million before-tax annually.

Our historical combined financial statements included elsewhere in this information statement include intercompany charges for corporate shared services. After the separation and the distribution, certain services will continue to be provided by DuPont under transition services, IT transition services and site service agreements. These agreements are more fully described under “Our Relationship with DuPont Following the Distribution” included elsewhere in this information statement. The annual charges under these agreements will be comparable to the intercompany amounts currently charged by DuPont. Therefore, no pro forma adjustments have been made related to these agreements.

Subject to the terms of the Separation Agreement, DuPont will pay certain non-recurring third-party costs and expenses related to the separation. Such non-recurring amounts will include investment banker fees, outside legal and accounting fees and similar costs. After the separation, subject to the terms of the Separation Agreement, all costs and expenses related to ongoing support of a stand-alone company will be our responsibility.

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Unaudited Pro Forma Combined Income Statement

Year Ended December 31, 2014

(Dollars in millions, except for share data)	Chemours	Pro Forma Adjustments		Pro Forma
Net sales	$6,432			$6,432
Cost of goods sold	5,072	(17)	(A)	5,055

Gross profit	1,360			1,377
Selling, general and administrative expense	685	(14)	(A)	671
Research and development expense	143	(6)	(A)	137
Employee separation/asset related charges, net	21			21

Total expenses	849			829
Equity in earnings of affiliates	20			20
Interest expense	—	(242)	(J)	(242)
Other income, net	19			19

Income before income taxes	550			345
Provision (benefit) for income taxes	149	(79)	(B)	70

Net income	401			275

Less: Net income attributable to noncontrolling interests	1			1

Net income attributable to Chemours	$400			$274

Unaudited pro forma earnings per common share
Basic (C)				$1.50
Diluted (D)				$1.49
Weighted average number of shares used in calculating unaudited pro forma earnings per common share
Basic (C)				182,950,000
Diluted (D)				184,375,000

See Notes to Unaudited Pro Forma Combined Financial Statements.

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Unaudited Pro Forma Combined Balance Sheet

As of December 31, 2014

(Dollars in millions, except for share data)	Chemours	Pro Forma Adjustments		Pro Forma
Current assets:
Cash and cash equivalents	$—	200	(E)	$200
Accounts and notes receivable — trade, net	846			846
Inventories	1,052			1,052
Prepaid expenses and other	43			43
Deferred income taxes	21			21

Total current assets	1,962			2,162

Property, plant and equipment	9,282			9,282
Less accumulated depreciation	(5,974)			(5,974)

Net property, plant and equipment	3,308			3,308
Goodwill	198			198
Other intangibles, net	11			11
Investments in affiliates	124			124
Other assets	375	2	(G)	377

Total assets	$5,978			$6,180

Liabilities and DuPont Company Net Investment
Current liabilities:
Accounts payable	$1,046			$1,046
Current portion of long-term debt	—	15	(F)	15
Deferred income taxes	9			9
Other accrued liabilities	352	2	(G)	354

Total current liabilities	1,407			1,424

Long-term debt	—	3,908	(F)	3,908
Other liabilities	464	83	(G)	547
Deferred income taxes	434			434

Total liabilities	2,305			6,313

Equity
DuPont Company Net Investment	3,650	(3,650)	(I)	—
Common stock, $0.01 par value; [—] shares authorized; [—] issued and outstanding on a pro forma basis	—	2	(H)	2
Capital in excess of par value	—	(101)	(I)	(101)
Noncontrolling interests	4			4
Accumulated other comprehensive income	19	(57)	(G)	(38)

Total equity	3,673			(133)

Total liabilities and equity	$5,978			$6,180

See Notes to Unaudited Pro Forma Combined Financial Statements.

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(A) Represents changes to employee related costs based upon the Employee Matters Agreement. Adjustment comprises a reduction in expense of $50 million due to the exclusion of expenses associated with pension plans that will not be transferred to Chemours as part of the separation, as described in Note (G) below, partially offset by an increase in expense of $13 million associated with an enhanced 401(k) plan immediately following the separation.

(B) Reflects the tax effects of the pro forma adjustments at the applicable statutory income tax rates in the respective jurisdictions. The effective tax rate of Chemours could be different (either higher or lower) depending on activities subsequent to the distribution. The impacts of pro forma adjustments on long-term deferred tax assets and liabilities were offset against existing long-term deferred tax assets and liabilities reflected in the Chemours’ historical Combined Balance Sheet based on jurisdiction.

(C) The number of shares of Chemours common stock used to compute the unaudited pro forma basic earnings per common share is based on the weighted-average DuPont basic shares outstanding for the year ended December 31, 2014, adjusted for the distribution ratio of one share of Chemours common stock for every five shares of DuPont common stock.

(D) The unaudited pro forma diluted earnings per common share and pro forma weighted-average diluted shares outstanding give effect to the potential dilution from common shares related to stock-based awards granted to our employees under DuPont’s stock-based compensation programs. This calculation may not be indicative of the dilutive effect that will actually result from Chemours’ stock-based awards issued in connection with the adjustment of outstanding DuPont stock-based awards or the grant of new stock-based awards. The number of dilutive shares of common stock underlying Chemours’ stock-based awards issued in connection with the adjustment of outstanding DuPont stock-based awards will not be determined until the distribution date or shortly thereafter. For the purposes of preparing the unaudited pro forma diluted earnings per common share and pro forma weighted-average diluted shares, we believe an estimate based on applying the distribution ratio described in Note (C) above to the weighted-average DuPont diluted shares outstanding for the year ended December 31, 2014 provides a reasonable approximation of the potential dilutive effect of the stock-based awards. Outstanding options and restricted stock awards will be converted in a manner designed to reflect the intrinsic value of such awards at the time of separation, which we expect may result in additional expense incurred by Chemours to the extent the conversion results in a change in fair value. The conversion of existing DuPont awards to Chemours awards will not be known until the distribution date or shortly thereafter, therefore we do not believe we can establish a reasonable estimate of the additional expense that may be incurred until such time. However, we do not expect the incremental expense to exceed $15 million. A portion of the incremental expense will be expensed on the date of the modification for the vested portion of awards, and the remainder will be recognized over the remaining vesting period.

(E) Reflects the establishment of the cash and cash equivalents target of $200 million, as defined in the Separation Agreement.

(F) Reflects indebtedness totaling $4.0 billion incurred by Chemours on May 12, 2015, in conjunction with the separation from DuPont, consisting of $1.5 billion in aggregate principal amount of borrowings under a senior secured term loan facility, $1.35 billion in aggregate principal amount of eight-year senior notes (the 2023 Notes), $750 million in aggregate principal amount of ten-year senior notes (the 2025 Notes) and $403 million in aggregate principal amount of eight-year Euro-denominated senior notes (the Euro Notes) with a notional amount of €360 million. For the purposes of preparing the Unaudited Pro Forma Combined Balance Sheet, the Euro-denominated senior notes were translated to U.S. Dollars (USD) based on the Euro to USD exchange rate on May 12, 2015, the debt issuance date. The €360 million of Euro-denominated senior notes would translate to $440 million if translated at the Euro to USD exchange rate in effect on December 31, 2014. In addition, Chemours will have access to a $1.0 billion senior secured revolving credit facility that is expected to be undrawn at the time of separation. We used the proceeds from the financing transactions to fund a distribution to DuPont of approximately $3.9 billion, net of $80 million of debt issuance costs and original issue discount, consisting of a cash distribution of approximately $3.4 billion and a distribution in-kind of 2025 Notes with an aggregate principal amount of $507 million. We have not retained any cash as a result of these financing transactions. Total debt issuance costs incurred and capitalized are in the amount of $73 million, and original issue discount was in the amount of $7 million on the senior secured term loan facility, both of which will be amortized over the respective financing terms. The debt issuance costs are shown as a reduction of the outstanding Long-term debt as of December 31, 2014, consistent with the treatment prescribed under Accounting Standards Update (ASU) No. 2015-03, “Interest – Imputation of Interest (Subtopic 835-30)”, which will be adopted by Chemours as discussed in Note 3 to the Annual Combined Financial Statements. Borrowings under the senior secured term loan facility have an assumed variable interest rate of 3.75% and a term of seven years, the 2023 Notes have a fixed interest rate of 6.625%, the 2025 Notes have a fixed interest rate of 7.0% and the Euro Notes have a fixed interest rate of 6.125%. The senior secured revolving credit facility has a term of five years, with a variable interest rate on the drawn balance and an assumed variable commitment fee of 0.30% on the undrawn balance.

(G) Reflects the addition of net benefit plan liabilities that will be transferred to Chemours by DuPont as part of the separation. This adjustment includes a $2 million adjustment to Other assets, a $2 million adjustment to Other accrued liabilities, an $83 million adjustment to Other liabilities and a $57 million adjustment to Accumulated other comprehensive income as of December 31, 2014. These net benefit plan liabilities are excluded from the Chemours’ historical Combined Balance Sheet, which has been presented using the multiemployer approach. The benefit plan expenses associated with these liabilities are included in the Chemours’ historical Combined Income Statement, consistent with the multiemployer approach.

(H) Reflects the pro forma recapitalization of our equity. As of the distribution date, DuPont Company Net Investment in our business will be exchanged to reflect the distribution of our shares of common stock to DuPont stockholders, at a distribution ratio of one share of Chemours common stock for every five shares of DuPont common stock.

(I) Represents the elimination of DuPont Company Net Investment and adjustments to capital in excess of par to reflect the following:

Reclassification of DuPont Company Net Investment	$3,650
Establishment of cash and cash equivalents target as described in Note (E)	200
Net proceeds transferred to DuPont as described in Note (F)	(3,923)
Addition of net benefit plan assets and liabilities described in Note (G)	(26)

Total DuPont Company Net Investment/Shareholders’ Equity	(99)
Chemours common stock described in Note (H)	2

Total capital in excess of par value	$(101)

(J) Represents adjustments to interest expense and amortization of debt issuance costs related to $4.0 billion of debt that we have incurred as described in Note (F), based on an expected weighted-average interest rate of 5.75%. Interest expense may be higher or lower if our actual interest rates change. Due to a rate floor on the senior secured term loan facility, interest rates would need to increase by approximately 50 basis points before the expected interest expense on this facility would change.

SELECTED HISTORICAL CONDENSED COMBINED FINANCIAL DATA

The following table presents Chemours’ selected historical condensed combined financial data. The selected historical condensed combined financial data as of December 31, 2014, 2013 and 2012, and for the years ended December 31, 2014, 2013 and 2012 are derived from audited information contained in Chemours’ annual Combined Financial Statements included elsewhere in this Information Statement. The selected historical condensed combined financial data as of and for the years ended December 31, 2011 and 2010, are derived from Chemours’ unaudited Combined Financial Statements that are not included in this Information Statement.

The selected historical condensed combined financial data include certain expenses of DuPont that were allocated to Chemours for certain corporate functions including information technology, research and development, finance, legal, insurance, compliance and human resources activities. These costs may not be representative of the future costs Chemours will incur as an independent, publicly traded company. In addition, Chemours’ historical financial information does not reflect changes that Chemours expects to experience in the future as a result of Chemours’ separation and distribution from DuPont, including changes in Chemours’ cost structure, personnel needs, tax structure, capital structure, financing and business operations. Chemours’ Combined Financial Statements also do not reflect the assignment of certain assets and liabilities between DuPont and Chemours as reflected under “Unaudited Pro Forma Combined Financial Statements” included elsewhere in this Information Statement. Consequently, the financial information included here may not necessarily reflect what Chemours’ financial position, results of operations and cash flows would have been had it been an independent, publicly traded company during the periods presented. Accordingly, these historical results should not be relied upon as an indicator of Chemours’ future performance.

For a better understanding, this section should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Unaudited Pro Forma Combined Financial Statements” and corresponding notes and the Combined Financial Statements and accompanying notes included elsewhere in this Information Statement.

(Dollars in millions)	Year ended December 31,
	2014	2013	2012	2011 (Unaudited)	2010 (Unaudited)
Summary of operations:
Net sales	$6,432	$6,859	$7,365	$7,972	$6,489
Income before income taxes	$550	$576	$1,485	$1,907	$969
Provision for income taxes on continuing operations	$149	$152	$427	$474	$247
Net income attributable to Chemours	$400	$423	$1,057	$1,431	$720

Financial position at year end:
Working capital	$555	$509	$600	$593	$373
Total assets	$5,978	$5,621	$5,317	$5,257	$4,948
Long-term capital lease obligations	$1	$1	$1	$2	$2

General:
Purchases of property, plant and equipment[1]	$615	$438	$432	$355	$220
Depreciation and amortization	$257	$261	$266	$272	$279
Employees (thousands)	9	9	9	9	9

[1]	Purchases of property, plant and equipment includes $11 million of purchases of property, plant and equipment included in accounts payable excluded from the Statement of Cash Flows.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion and analysis presented below refer to and should be read in conjunction with our audited combined financial statements (the Combined Financial Statements) and related notes, and the unaudited pro forma combined financial statements (the Pro Forma Combined Financial Statements), each included elsewhere in this information statement. The following discussion may contain forward-looking statements that reflect our plans, estimates and beliefs. The words “believe,” “expect,” “anticipate,” “project,” and similar expressions, among others, generally identify “forward-looking statements,” which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those set forth in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this information statement, particularly in “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.” We believe the assumptions underlying the Combined Financial Statements are reasonable. However, the Combined Financial Statements included herein may not necessarily reflect our results of operations, financial position and cash flows in the future or what they would have been had we been a separate, stand-alone company during the periods presented.

As explained above, except as otherwise indicated or unless the context otherwise requires, the information included in this discussion and analysis assumes the completion of all the transactions referred to in this information statement in connection with the separation and distribution. Unless the context otherwise requires, references in this information statement to “The Chemours Company,” “The Chemours Company, LLC,” “Chemours,” “we,” “us,” “our” and “our company” refer to The Chemours Company and its combined subsidiaries. References in this information statement to “DuPont” refers to E. I. du Pont de Nemours and Company, a Delaware corporation, and its consolidated subsidiaries (other than Chemours and its combined subsidiaries), unless the context otherwise requires. References to “DuPont stockholders” refer to stockholders of DuPont in their capacity as holders of common stock only, unless context otherwise requires.

Introduction

Management’s discussion and analysis, which we refer to in this information statement as “MD&A,” of our results of operations and financial condition is provided as a supplement to the Combined Financial Statements and footnotes included elsewhere herein to help provide an understanding of our financial condition, changes in financial condition and results of our operations.

Forward-looking statements are based on certain assumptions and expectations of future events which may not be accurate or realized. Forward-looking statements also involve risks and uncertainties, many of which are beyond Chemours’ control. Some of the important factors that could cause Chemours’ actual results to differ materially from those projected in any such forward-looking statements are:

•	Fluctuations in energy and raw material prices;

•	Failure to develop and market new products and optimally manage product life cycles;

•	Significant litigation and environmental matters;

•	Failure to appropriately manage process safety and product stewardship issues;

•	Changes in laws and regulations or political conditions;

•	Global economic and capital markets conditions, such as inflation, interest and currency exchange rates, interest rates and commodity prices, as well as regulatory requirements;

•	Business or supply disruptions;

•	Security threats, such as acts of sabotage, terrorism or war, weather events and natural disasters;

•	Ability to protect, defend and enforce Chemours’ intellectual property rights;

•	Increased competition;

•	Increasing consolidation of our core customers;

•	Changes in relationships with our significant customers and suppliers;

•	Unanticipated expenses such as litigation or legal settlement expenses;

•	Unanticipated business disruptions;

•	Our ability to predict, identify and interpret changes in consumer preference and demand;

•	Our ability to realize the expected benefits of the separation;

•	Our ability to complete proposed divestitures or acquisitions, and our ability to realize the expected benefits of acquisitions if they are completed;

•	Uncertainty regarding the availability of financing to us in the future and the terms of such financing; and,

•	Disruptions in our information technology networks and systems.

Additionally, there may be other risks and uncertainties that we are unable to identify at this time or that we do not currently expect to have a material impact on our business. For further discussion of some of the important factors that could cause Chemours’ actual results to differ materially from those projected in any such forward-looking statements, see the Risk Factors discussion beginning on page 23.

Separation and Distribution

On October 24, 2013, DuPont announced its intention to separate its Performance Chemicals segment through a pro rata distribution of Chemours common stock to stockholders of DuPont. The distribution is intended to be generally tax free for U.S. federal income tax purposes.

Chemours is currently a subsidiary of DuPont. Chemours was organized in the state of Delaware on February 18, 2014 as Performance Operations, LLC, and changed its name to The Chemours Company, LLC on April 15, 2014. Chemours was converted from a limited liability company to a Delaware corporation on April 30, 2015. DuPont will generally transfer to us all the assets and all the liabilities relating to the Chemours business into a separate company. DuPont stockholders will not be required to pay for shares of our common stock received in the distribution or to surrender or exchange shares of DuPont common stock in order to receive shares of our common stock or to take any other action in connection with the distribution.

We will incur costs as a result of becoming an independent, publicly traded company for transition services and from establishing or expanding the corporate support for our business, including information technology, human resources, treasury, tax, risk management, accounting and financial reporting, investor relations, governance, legal, procurement and other services. We believe our cash flows from operations will be sufficient to fund these corporation expenses.

Commencing in 2015, when the Performance Chemicals operations are legally and operationally separated within DuPont in anticipation of the spin, some of the resulting newly created Chemours foreign entities will have their local currency as the functional currency.

Overview

Chemours delivers customized solutions with a wide range of industrial and specialty chemical products for markets including plastics and coatings, refrigeration and air conditioning, general industrial, mining and oil refining. Principal products include titanium dioxide, refrigerants, industrial fluoropolymer resins, and a portfolio of industrial chemicals including sodium cyanide, sulfuric acid and aniline. See the section titled, “Business,” included in this information statement for a detailed description of Chemours’ business and segments.

Chemours is a leading global provider of performance chemicals through three reportable segments: Titanium Technologies, Fluoroproducts and Chemical Solutions. Our performance chemicals are key inputs into products and processes in a variety of industries. Our business is globally operated with manufacturing facilities, sales centers, administrative offices, and warehouses located throughout the world. Chemours’ operations are primarily located in the United States, Canada, Mexico, Brazil, the Netherlands, Belgium, China, Taiwan, Japan, Switzerland, Singapore, Hong Kong, India, the United Kingdom, France and Sweden.

Our Titanium Technologies segment is the leading global producer of TiO2, a premium white pigment used to deliver opacity. Titanium Technologies operates in six dedicated production facilities in the United States, Mexico and Taiwan.

Our Fluoroproducts segment is a leading global provider of fluoroproducts, such as refrigerants and industrial fluoropolymer resins. Our Fluoroproducts segment has 17 dedicated manufacturing and three contract manufacturing sites in the United States, Belgium, France, the Netherlands, Sweden and Brazil.

Our Chemical Solutions segment is a leading North American provider of industrial and specialty chemicals used in gold production, oil refining, agriculture, industrial polymers and other industries. Chemical Solutions operates in 12 dedicated sites in the United States and the United Kingdom.

In addition to the dedicated sites described above, Chemours operates two production facilities that support both the Fluoroproducts and Chemical Solutions segments. Of the 40 total sites, three are currently shared with other DuPont businesses. At these sites, DuPont will continue its own manufacturing operations after separation, as well as contract manufacture for Chemours for the products currently produced by the Fluoroproducts segment at these sites.

Our position with each of these businesses reflects the strong value proposition we provide to our customers based on our long history of innovation and our reputation within the chemical industry for safety, quality and reliability.

Chemours’ manufacturing processes consume significant amounts of titanium ore, hydrocarbons and energy which are dependent on oil and natural gas pricing. The cost of these materials varies, reflecting market prices for oil and natural gas and other related inputs. Variations in cost relating to these inputs can be significant, and are described more fully in our risk factor on page 25 and in our business descriptions on page 92 for Titanium Technologies, page 100 for Fluoroproducts, and page 104 for Chemical Solutions.

Our Strategy

Continue to Drive Operational Excellence and Asset Efficiency

Operational excellence, which includes a commitment to safety, environmental stewardship and improved reliability, is key to our future success. We continually evaluate our business to identify opportunities to increase operational efficiency throughout our production facilities with a focus on maintaining operational excellence and maximizing asset efficiency. We continue to set new, stricter operational excellence targets for each of our facilities based on industry-leading benchmarks. We intend to continue focusing on increasing manufacturing efficiencies through selected capital projects, process improvements and best practices in order to lower unit costs. We will also carefully manage our portfolio, especially in our Chemical Solutions segment, and take appropriate actions to address product lines that face challenging market conditions and do not generate returns on invested capital that we believe are sufficient to create long-term shareholder value.

Focus on Cash Flow Generation

Our goal is to focus on cash flow generation and return on invested capital through the continuing optimization of our cost structure, improvement in working capital and supply chain efficiencies, and a disciplined approach to capital expenditures.

We have a proven track record of mitigating fixed cost inflation with cost saving actions and productivity improvements. We intend to continue to identify incremental cost saving opportunities based in large part on benchmarks of industry-leading performance and productivity improvements by utilizing our engineering and manufacturing technology expertise and partnerships with low cost producers. Our goal is to maintain a cost structure that positions us favorably to compete and grow. We intend to continue to upgrade our customer and product mix to increase our sales of value-added, differentiated products, thereby achieving premium pricing to improve margins and enhance cash flow.

We intend to actively manage our working capital by increasing inventory turnover and reducing finished goods and raw materials inventory without affecting our ability to deliver products to our customers. We strive to improve our supply chain efficiency by focusing on reducing both operating costs and working capital needs. Our supply chain efforts to lower operating costs have consisted of reducing procurement spending, lowering transportation and warehouse costs and optimizing production scheduling.

We remain focused on disciplined capital allocation among our segments. We plan to allocate our capital expenditures to projects required to enhance the reliability of our manufacturing operations and maintain the overall asset portfolio. This includes key maintenance and repair activities in each segment, and necessary regulatory and maintenance spending to ensure safe operations. We intend to optimize capital spending on growth projects across our various businesses based on a thorough comparison of risk-adjusted returns for each project.

Maintain Strong Customer Focus

A key component of our strategy is to produce innovative, high-performance products that offer enhanced value propositions to our customers at competitive prices. Our goal is to continually work closely with our customers to provide solutions and products that optimize their formulations and products. This market-driven product development enables us to offer a high-quality product portfolio to our customers and provides our businesses with the ability to respond quickly and efficiently to changes in market demands.

Leverage our Leadership to Drive Organic Growth

We plan to continue to capitalize on our global operations network, distribution infrastructure and technology to pursue global growth. We will focus our efforts on those geographic areas and end products that we believe offer the most attractive growth and long-term profitability prospects.

Our strategy in our Titanium Technologies segment is to continue to strengthen our leading position from both the product offering and cost perspectives in order to increase the segment’s sales and profitability. We intend to continue to position Chemours as the preferred supplier of TiO2 worldwide by delivering the highest quality product offering to our customers coupled with superior technical expertise. We are currently expanding capacity at our Altamira, Mexico production facility, which will increase our global capacity by more than 15 percent and will be one of the lowest cost TiO2 production lines in the world. Production at the expanded portion of the facility is scheduled to start up in mid-2016.

Our Fluoroproducts segment plans to make ongoing, selective investments to capitalize on market opportunities based on our innovation capabilities and industry dynamics. We intend to continue to leverage our fluoroproducts and process expertise to develop new high-performance, differentiated offerings and to promote industry transition towards more sustainable technologies. Specifically, our strategy is to focus on development of proprietary, high-value, sustainable specialties (for example, Opteon® YF and HFO-1336, which are designed to meet tighter regulatory standards and replace commodity HFC refrigerants or foaming agents).

Our Chemical Solutions segment intends to capitalize on potential growth opportunities in businesses in which we have strong regional positions, e.g. sulfuric acid and sodium cyanide. We plan to make selective capital investments to grow our sulfur products and sodium cyanide businesses, in which we have leading market positions in the Americas, and to take initiatives to improve profitability in the remainder of the businesses in our Chemical Solutions segment.

Deepen Our Presence in Emerging Markets

Emerging markets are a strategic priority for a number of our businesses. We are well positioned not only to leverage our strong market positions in mature but highly sophisticated markets in North America and Europe, but also to participate in the expected growth of emerging markets in Asia, Eastern Europe and Latin America. We believe that improving living standards and growth in GDP across emerging markets are combining to create increased demand for our products. We expect to capitalize on this growth opportunity by expanding our customer base and local capabilities in order to increase our market share across emerging markets, especially China. To accelerate our penetration of these markets and maintain our competitive cost position, we may develop relationships with leading local partners, especially in businesses where participation in the fast-growing Chinese market is particularly important for long-term sustainable growth. For example, we are well positioned to leverage our strong production technology in our industrial fluoropolymer resins business, where the Chinese market is expected to continue to evolve from low-end fluoropolymer applications to higher value PTFE, copolymer and fluoroelastomer products, as a result of an increasing percentage of aerospace, automotive, semiconductor, electronics and telecommunications manufacturing transitions to China.

Drive Organizational Alignment

We believe that maintaining alignment of the efforts of our employees with our overall business strategy and operational excellence goals is critical to our success. We have outstanding people and assets and, with the commitment to values of safety, customer appreciation, simplicity, collective entrepreneurship and integrity, we believe that we can maintain our competitiveness and help achieve our operational excellence and asset efficiency strategic objectives.

Our Near-Term Priorities

In the broader context of our strategic priorities as described above, as Chemours emerges as a separate, standalone public company, we have the following near-term priorities for our company:

•	Achieve cost and capacity benefits of Altamira expansion

•	Promote adoption of next generation refrigerants, such as HFO, as markets transition away from more mature products such as HCFC/HFC

•	Continue to drive operational and functional effectiveness to achieve fixed cost and operational productivity improvements

•	Given the cyclical nature of the TiO2 market, anticipate and capture revenue growth from market cycle improvements

Successfully achieving these priorities in the near-term would enable the business to achieve longer term objectives, enhancing operating free cash flow to reduce overall leverage anticipated in connection with our separation from DuPont, in turn achieving our operational excellence and asset efficiency strategic objectives.

Our 2014 Results and Business Highlights

•	Revenue and Business Growth — Titanium Technologies net sales were three percent below prior year due to lower prices and the strengthening of the US dollar, partially offset by an increase in volume. In Fluoroproducts, segment sales were two percent below prior year primarily as a result of lower selling prices for refrigerants and industrial resins which were partially offset by higher volumes. In Chemical Solutions, 20% lower revenues were primarily the result of operational issues and the portfolio impact of a customer’s election to exercise a put/call option to acquire the entire property and equipment of our Baytown facility at the end of 2013. Market performance in each of our businesses remained consistent.

•	Productivity and Profitability Actions — In Titanium Technologies, cost increases for raw materials and other business related costs were more than offset by improved ore-use and cost productivity actions. Working capital improvements also contributed to savings in the year. In Fluoroproducts, a focus on productivity and next generation HFO’s enabled the business to deliver lowered production costs. In Chemical Solutions, improved volumes in Cyanides and Sulfur production were slightly offset by operational issues in certain facilities and the impact of a 2013 portfolio change.

•	Innovation, strategic actions, step-change milestones — In Titanium Technologies, 2014 was a key year for the continuation of our Altamira expansion. We are on track to complete the expansion by mid-2016, and we launched new TiO2 offerings during the year. In Fluoroproducts, adoption rates for our low GWP refrigerant, Opteon® YF, continue to improve with sales to OEMs more than doubling when compared to 2013.

Analysis of Operations

	Year ended December 31,
	2014	2013	2012
Net sales	$6,432	$6,859	$7,365
Cost of goods sold	5,072	5,395	5,014

Gross Profit	1,360	1,464	2,351
Selling, general and administrative expense	685	768	747
Research and development expense	143	164	145
Employee separation/asset related charges, net	21	2	36

Total expenses	849	934	928
Equity in earnings of affiliates	20	22	25
Other income, net	19	24	37

Income before income taxes	550	576	1,485
Provision for income taxes	149	152	427

Net income	401	424	1,058

Less: Net income attributable to noncontrolling interests	1	1	1

Net income attributable to Chemours	$400	$423	$1,057

Results

Year Ended December 31, 2014 compared to Year Ended December 31, 2013

Income before income taxes decreased five percent to $550 million primarily due to lower TiO2 sales pricing in addition to the factors discussed below.

The table below shows combined net sales and related variance percentages for the year ended December 31, 2014 and 2013, respectively:

			Percent Change Due to:
(Dollars in millions)	2014 Net Sales	Percentage Change vs. 2013	Local Price	Currency Effect	Volume	Portfolio / Other
Worldwide	$6,432	(6)%	(5)%	—%	3%	(4)%

Net sales of $6.4 billion decreased six percent primarily due to a portfolio change in the Chemical Solutions segment and lower prices principally for titanium dioxide and refrigerants. The portfolio change involved a customer’s election to exercise a put/call option to acquire the entire property and equipment of the Baytown facility on December 31, 2013. Decreased selling prices for titanium dioxide were partially offset by increased volumes for Opteon® YF refrigerant.

Cost of goods sold (COGS) decreased six percent to $5.1 billion primarily as a result of a portfolio change experienced by the Chemical Solutions segment involving a customer’s election to exercise a put/call option to acquire the entire property and equipment of the Baytown facility, coupled with a decrease in pension costs. The portfolio change accounted for $248 million of the decrease in COGS. The decrease in pension costs is primarily related to improved returns on pension plan assets and an increase in the discount rate. COGS as a percentage of net sales was 79 percent, consistent with the year ended December 31, 2013.

Selling, general and administrative expense decreased 11 percent to $685 million, primarily due to lower pension costs. Chemours management expects that the allocated corporate and leveraged costs in Chemours’ Combined Financial Statements will approximate operating costs upon separation; however, these expenses may not be indicative of expenses that will be incurred by Chemours in future years (see Note 4 to the Combined Financial Statements for additional information). Additionally, selling, general and administrative expense in 2013 included higher legal fees associated with titanium dioxide antitrust litigation (see Note 17 to the Combined Financial Statements for additional information).

Research and development expense decreased by $21 million, which was mainly attributable to lower pension costs.

Employee separation/asset related charges incurred during 2014 consisted primarily of charges related to the 2014 restructuring program, including $16 million for employee separation costs and $3 million for asset shut-down costs. The actions associated with this charge and all related payments are expected to be substantially complete by December 31, 2015. Additional details related to the 2014 restructuring program discussed above can be found in Note 6 to the Combined Financial Statements.

Equity in earnings of affiliates decreased $2 million due to a reduction in net income recognized by Chemours’ equity affiliates in China and Japan.

Other income, net reflects a $40 million gain on sales of assets and businesses. These gains were offset by a $35 million increase in exchange losses, driven by the strengthening of the U.S. Dollar (USD) versus the Euro and Swiss Franc in 2014, and a reduction of $7 million for leasing, contract services and miscellaneous income. Furthermore, for the year ended December 31, 2013, Chemours recognized a $7 million gain on purchase of an equity investment that did not occur in 2014.

In 2014, Chemours recorded a tax provision of $149 million, reflecting a decrease from 2013 primarily due to a decrease in earnings. The increase in the effective tax rate in 2014 compared to 2013 was primarily due to geographic mix of earnings and valuation allowance partly offset by a one-time tax benefit recognized in 2014 relating to a tax accounting method change. This tax accounting method change allowed an increase in tax basis in certain depreciable fixed assets which resulted in a net tax benefit for Chemours of $10 million in 2014.

Year Ended December 31, 2013 compared to Year Ended December 31, 2012

Income before income taxes decreased 61 percent to $576 million due to decreased sales and increased cost of goods sold. Net sales of $6.9 billion decreased seven percent driven by a 12 percent decrease related to lower selling prices, partially offset by a five percent increase in sales volume.

The table below shows 2013 combined net sales and percentage variances from 2012:

			Percent Change Due to:
(Dollars in millions)	2013 Net Sales	Percentage Change vs. 2012	Local Price	Currency Effect	Volume	Portfolio / Other
Worldwide	$6,859	(7)%	(12)%	—%	5%	—%

Sales decreased seven percent, reflecting a global reduction of selling prices experienced in the Titanium Technologies and Fluoroproducts segments. Price reductions were partially offset by volume increases in both segments.

COGS increased eight percent to $5.4 billion, related to an increase in sales volumes in the Titanium Technologies and Fluoroproducts segments. COGS as a percentage of net sales was 79 percent, an 11 percent increase from 2012, principally reflecting the impact of increased raw materials costs, primarily ore. Additionally, Chemours incurred a $72 million charge for titanium dioxide antitrust litigation in 2013 (see Note 17 to the Combined Financial Statements for additional information).

Selling, general and administrative expenses increased $21 million, largely due to increased direct use of functional support by Chemours. Research and development expense increased $19 million in 2013 due to increased direct research and development spending by the Fluoroproducts and Chemical Solutions segments.

The $36 million in charges recorded during 2012 in employee separation / asset related charges, net consisted of $3 million in charges related to the 2012 restructuring program, and $33 million in asset impairment charges to write-down the carrying value of an asset group to its fair value within the Chemical Solutions segment. Additional details related to the asset impairment discussed above can be found in Note 6 to the Combined Financial Statements.

Equity in earnings of affiliates decreased $3 million due to reductions in net income recognized by Chemours’ joint ventures in China and Japan. The $13 million decrease in other income was largely attributable to $26 million higher pre-tax foreign exchange losses which were primarily driven by a strengthening of the USD versus the Venezuelan Bolivar and the Brazilian Real in 2013. This decrease was partially offset by a $7 million gain recognized related to the 2013 purchase of remaining interest on an equity investment and a $6 million increase in leasing, contract services and miscellaneous income.

In 2013, Chemours recorded a provision for income taxes of $152 million, reflecting a decrease from 2012 due to a significant decrease in earnings. The decrease in the 2013 effective tax rate compared to 2012 was primarily due to geographic mix of earnings.

Segment Reviews

In general, the accounting policies of the segments are the same as those described in Note 3 to the Combined Financial Statements. Exceptions are noted as follows: (1) Segment adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) is defined as income (loss) before income taxes, depreciation and amortization excluding non-operating pension and other post-retirement employee benefit costs and exchange gains (losses), and (2) All references to prices are on a USD basis, including the impact of currency. Corporate costs and certain legal and environmental expenses that are not aligned with the reportable segments are reflected in Corporate and other. Adjusted EBITDA includes the service cost component of net periodic benefit cost. All other components of net periodic benefit cost are considered non-operating and are excluded from adjusted EBITDA.

Non-operating pension and other post-retirement employee benefit costs include interest cost, expected return on plan assets, amortization of loss (gain), and amortization of prior service cost (benefit). These costs for both the pension benefits and other post-retirement benefits are excluded from segment adjusted EBITDA.

A reconciliation of segment sales to combined net sales and segment adjusted EBITDA to income before income taxes for 2014, 2013, and 2012 is included in Note 20 to the Combined Financial Statements. Segment adjusted EBITDA and the related margin include certain items that management believes are significant to understanding the segment results discussed below. See Note 20 to the Combined Financial Statements for details related to these items.

Titanium Technologies

	Year ended December 31,
(Dollars in millions)	2014	2013	2012
Net sales	$2,937	$3,019	$3,291
Adjusted EBITDA	$759	$722	$1,454
Adjusted EBITDA margin	26%	24%	44%

Change in segment sales from prior period	Year ended December 31,
	2014	2013	2012
Price	(4)%	(21)%	8%
Volume	1%	13%	(18)%
Portfolio / Other	—%	—%	—%

Total change	(3)%	(8)%	(10)%

Revenue and earnings performance in Titanium Technologies reflect the cyclical nature of the global TiO2 business. Following the “global financial crisis,” global economic recovery resulting from the impact of government stimulus resulted in strong customer demand for TiO2 compared to available supply. This drove TiO2 prices higher, ultimately reaching a historical peak in 2012. As global GDP growth fell back to 2–2.5 percent annual growth and new capacity came online throughout the industry from expansion decisions made in the period of strong demand during the global economic recovery, prices began to decline.

To mitigate the earnings impact of declining price and to improve operating results, our Titanium Technologies business endeavors to:

•	improve efficiency by lowering energy use and improving ingredient yield;

•	trim discretionary costs during cycle low points;

•	use the broad capability of our manufacturing assets to tailor manufacturing and supply chain cost to softer demand conditions; and

•	sustain investment in development of offerings that serve applications which are less sensitive to economic cycles or more distinguished from the offerings of competitors.

TiO2 pricing tends to move up and down in a cyclical manner depending in large part on global economic conditions. When customer demand is strong, TiO2 price typically increases. A declining global economic cycle softens TiO2 demand, resulting in lower capacity utilization and prices can begin to decline. TiO2 market cycles and swings in supply and demand are principally driven by global economic cycles and the time required to increase TiO2 production capacity.

In the declining phase of the TiO2 cycle, prices can fall to the point where higher cost producers may be selling product at or below production cost. Although Chemours management does not have precise information regarding the prices and costs of other producers, our assessment of current global economic conditions and other factors is that we believe the industry is likely nearing the breakeven point in the TiO2 market cycle. As described, we have unique capabilities which deliver the industry’s best cost position, so we have been able to continue to have strong operating cash flow during the down phase of the cycle.

2014 versus 2013 Sales declined by three percent from 2013 to 2014 due to lower prices which was partially offset by an increase in volume. Despite the stabilization of titanium dioxide market demand and improved sales volume, prices continued to decrease in 2014 due to low global titanium dioxide industry capacity utilization, and lower ore costs, primarily in the fourth quarter of 2014.

Adjusted EBITDA and adjusted EBITDA margin increased primarily due to lower legal expenses. 2013 adjusted EBITDA included a $72 million charge related to titanium dioxide antitrust litigation (see Note 17 to the Combined Financial Statements for additional information).

2013 versus 2012 Sales declined in 2013 versus 2012 by eight percent, primarily due to lower prices which was partially offset by an increase in volume. Destocking and weak economic growth in the second half of 2012 and reduced market demand resulted in lower producer utilization levels and downward pricing pressures in 2013. As the titanium dioxide market destocking moderated and stabilized in 2013, sales volumes improved. However, the slower than expected global economic growth in 2013 continued to minimize growth in demand and depressed prices during the year.

2013 adjusted EBITDA and adjusted EBITDA margin decreased principally on lower selling prices. Volume gains were offset by higher raw material inventory costs, mainly ore costs. 2013 adjusted EBITDA includes a $72 million charge related to titanium dioxide antitrust litigation (see Note 17 to the Combined Financial Statements for additional information).

Fluoroproducts

	Year ended December 31,
(Dollars in millions)	2014	2013	2012
Net sales	$2,327	$2,379	$2,559
Adjusted EBITDA	$330	$377	$539
Adjusted EBITDA margin	14%	16%	21%

Change in segment sales from	Year ended December 31,
	2014	2013	2012
Price	(8)%	(7)%	(1)%
Volume	6%	—%	(9)%
Portfolio / Other	—%	—%	—%

Total change	(2)%	(7)%	(10)%

Our Fluoroproducts segment sells products through two principal groups: fluorochemicals and fluoropolymers. Our fluorochemicals products include refrigerants, foam expansion agents, propellants and fire extinguishants. Change in the refrigerants industry is primarily driven by environmental regulatory change. As new regulations are implemented, customers are required to transition to new products and technologies to meet tighter regulatory standards. Our future performance in refrigerants will be driven in part by our ability to successfully manage product line transitions by continuing to meet demand for products that are being phased down, while remaining a leader in the introduction of new, more sustainable, cost-effective and easy to implement solutions that allow customers to adopt products to meet new regulatory requirements. We have consistently demonstrated expertise in these core capabilities by developing sustainable technology, trade secrets, and patents.

Fluoroproducts sales fluctuate by season; sales in the first half of the year are slightly higher than sales in the second half of the year. This trend is primarily a result of inventory build in the first half of the year by refrigerant customers in the Northern hemisphere as they prepare for the summer season.

2014 versus 2013 Sales for 2014 decreased by two percent as compared to 2013, primarily due to lower selling prices for refrigerants and industrial resins. Refrigerant prices decreased in North America as a result of actions by the U.S. Environmental Protection Agency (EPA) related to allowances on HCFC’s (R-22) and the impact of lower cost Chinese imports on the overall pricing of HFC (R-134a) refrigerants and refrigerant blends globally. Industrial resin prices declined primarily as a result of pricing pressure from the addition of new production capacity by competitors. Pricing decreases were partially offset by higher volumes. Although the EPA actions and competition from lower priced providers have challenged our results in the near-term, we are developing and promoting adoption of our more profitable, low-GWP HFO products, such as Opteon® YF, for which we anticipate high levels of future demand. These HFO-based products and blends, which are functional substitutes for HCFC’s and HFC’s comply with country-specific legislation phasing down the current refrigerants and have a low environmental footprint.

Adjusted EBITDA and adjusted EBITDA margin decreased, primarily due to lower prices. 2014 adjusted EBITDA included charges of $16 million relating to the 2014 restructuring plan. Margin impact from lower prices and restructuring charges was partially offset by lower business and overhead costs from productivity improvements. Additionally in 2014, expense relating to the short-term incentive plan was lower by approximately $8 million and a gain from the sale of businesses was recognized for $30 million.

2013 versus 2012 Sales for 2013 decreased seven percent from 2012, as a result of lower selling prices. Lower prices were experienced in all product markets in all regions, except for in the U.S., where prices increased slightly due to higher refrigerant selling prices in the first half of 2013.

2013 adjusted EBITDA and adjusted EBITDA margin decreased, primarily due to lower selling prices which more than offset higher volume and slightly lower period costs. The decline was primarily due to lower industrial resin prices and higher overall productions costs. Price declines came as a result of the addition of new production capacity by competitors and intense price competition in the more commoditized market segments.

Chemical Solutions

	Year ended December 31,
(Dollars in millions)	2014	2013	2012
Net sales	$1,168	$1,461	$1,515
Adjusted EBITDA	$29	$96	$116
Adjusted EBITDA margin	2%	7%	8%

Change in segment sales from prior period	Year ended December 31,
	2014	2013	2012
Price	(2)%	1%	4%
Volume	1%	(4)%	(1)%
Portfolio / Other	(19)%	—%	—%

Total change	(20)%	(3)%	3%

Chemical Solutions operates in three key market segments of cyanides, sulfur products and performance chemicals. In cyanides and sulfur products markets, we intend to continue our strategy to engage in long-term, multi-year, contractual relationships with key customers and invest in initiatives to further improve our uptime and yields. In cyanides, the focus will be on improving the output (plant uptime and yields) of sodium cyanide from our existing manufacturing facility in Memphis, TN and exploring other alternatives to better adjust our supply chain to our customer needs. In the sulfur market segment, in line with the increase in the U.S. oil production and related increase in the production capacity of the oil refineries, we will also invest in projects to improve our distribution capabilities and the overall mechanical integrity of the existing assets. For the performance chemicals market segment, our focus will be to reduce overall manufacturing cost and to take actions to improve the profitability levels of underperforming product lines.

2014 versus 2013 In 2014 sales decreased 20 percent, primarily due to the portfolio impact of a customer’s election to exercise a put/call option to acquire the entire property and equipment of the Baytown facility on December 31, 2013. Sales decreased further from lower prices across all products.

Adjusted EBITDA and adjusted EBITDA margin decreased, primarily due to the portfolio impact noted above and lower prices.

2013 versus 2012 Sales in 2013 reflect a three percent decrease from 2012, primarily resulting from lower sales volumes in the cyanides and performance chemicals businesses and lower average prices in the sulfur products business. In cyanides, the reduction in volume was caused mainly by limited availability of sodium cyanide feedstock, resulting from unscheduled manufacturing interruptions. In sulfur products, the reduction in average prices was caused by a combination of lower market price for sulfuric acid in the U.S. and product mix. In performance chemicals, the reduction in volume was mainly caused by extensive scheduled maintenance shut-downs at our customers MDI (diphenylmethane diisocyanate producers) combined with lower demand of methylamines products in the Asia Pacific region.

Adjusted EBITDA margin in the period decreased one percent mainly caused by lower volumes and in cyanides and in sulfur products; lower average prices for sulfur, combined with higher manufacturing costs in cyanides and performance chemicals. In cyanides, lower yields caused by unscheduled manufacturing interruptions and higher cost of raw materials are the key reasons for the increased costs. In performance chemicals, higher manufacturing costs were caused mainly by lower yields resulting from the extensive shut-downs at MDI producers.

2013 adjusted EBITDA and adjusted EBITDA margin decreased primarily as a result of lower sales combined with lower plant utilization while 2012 adjusted EBITDA included a $33 million asset impairment charge (see Note 6 to the Combined Financial Statements for additional information).

Liquidity & Capital Resources

Historically, the primary source of liquidity for Chemours’ business is the cash flow provided by operations which has historically been transferred to DuPont to support its overall cash management strategy. Prior to separation, transfers of cash to and from DuPont’s cash management system have been reflected in DuPont Company Net Investment in the historical Combined Balance Sheets, Statements of Cash Flows and Statements of Changes in DuPont Company Net Investment. Chemours has not reported cash or cash equivalents for the periods presented in the Combined Balance Sheets. We expect DuPont to continue to fund our cash needs through the date of the separation. Chemours has a historical pattern of seasonality, with working capital use of cash in the first half of the year, and a working capital source of cash in the second half of the year. Within the second half of the year, historical patterns indicate that the fourth quarter has been a significant period of working capital improvements.

Prior to our separation, while we are a wholly-owned subsidiary of DuPont, our board of directors, consisting of DuPont employees, intends to declare a dividend of an aggregate amount of $100 million in total for the third quarter of 2015, to be paid to our stockholders as of a record date following the distribution. Following the distribution, we expect to continue to pay regular quarterly dividends in an aggregate amount of $100 million, with an aggregate annual dividend of approximately $400 million. The declaration, payment and amount of any subsequent dividend will be subject to the sole discretion of our post-distribution, independent board of directors and will depend upon many factors, including our financial condition and prospects, our capital requirements and access to capital markets, covenants associated with certain of our debt obligations, legal requirements and other factors that our board of directors may deem relevant, and there can be no assurances that we will continue to pay a dividend in the future. There can also be no assurance that the combined annual dividends on DuPont common stock and our common stock after the distribution, if any, will be equal to the annual dividends on DuPont common stock prior to the distribution.

Upon separation from DuPont, Chemours anticipates to have $200 million of cash, cash equivalents and marketable securities in the U.S. Chemours anticipates that its primary source of liquidity will be cash generated from operations, available cash and cash equivalents and borrowings under the debt financing arrangements as described below. We believe these sources will be sufficient to fund our planned operations, and in meeting our interest, dividend and contractual obligations.

Financing Transactions

On May 12, 2015, Chemours entered into certain financing transactions described below in connection with DuPont’s previously announced separation and in recognition of the assets contributed to it by DuPont in anticipation of the separation.

The proceeds from the financing transactions were used to fund a cash distribution to DuPont of $3,416 million and a distribution in-kind of Notes, described below, with an aggregate principal amount of $507 million.

Senior Secured Credit Facilities

On May 12, 2015, Chemours entered into a credit agreement that provides for the Term Loan Facility, a seven-year senior secured term loan in a principal amount of $1,500 million, repayable in equal quarterly installments at a rate of one percent of the original principal amount per year, with the balance payable on the final maturity date. In 2015 Chemours will make principal payments of $8 million related to this obligation. Additionally, the credit agreement provides for up to $700 million plus an additional amount, so long as, on a pro forma basis (including the full amount of such incremental term loan borrowings and/or increased commitments under the Revolving Credit Facility) after giving effect to any such increases, our senior secured net leverage ratio does not exceed 1.50 to 1.00. The Term Loan Facility was issued with a $7 million original issue discount. The proceeds from the Term Loan Facility were used to fund the distribution to DuPont, along with related fees and expenses.

The credit agreement also provides for the Revolving Credit Facility, a five-year $1,000 million senior secured revolving credit facility. The proceeds of any loans made under the Revolving Credit Facility can be used to finance capital expenditures, acquisitions, working capital needs and for other general corporate purposes. The Revolving Credit Facility was undrawn at closing with $400 million available for issuance of letters of credit subject to the terms of the credit agreement.

The Senior Secured Credit Facilities bear interest, at Chemours’ option, at a rate equal to an adjusted base rate or LIBOR, plus, in each case, an applicable margin. In the case of the Term Loan Facility, the adjusted base rate and LIBOR will not, in any event, be less than 1.75% and 0.75%, respectively. The applicable margin is equal to, (i) in the case of the Term Loan, 2.00% for base rate loans and 3.00% for LIBOR loans and (ii) in the case of the Revolving Credit Facility, a range based on our total net leverage ratio between (a) 0.50% and 1.25% for base rate loans and (b) 1.50% and 2.25% for LIBOR loans. The applicable margin for the Revolving Credit Facility is currently at 1.00% for base rate loans and 2.00% for LIBOR loans. Chemours is required to pay a commitment fee on the average daily unused amount of the Revolving Credit Facility at a rate based on its total net leverage ratio, between 0.20% and 0.35%. Commitment fees are currently assessed at a rate of 0.30 percent. With respect to outstanding letters of credit issued under the Revolving Credit Facility, Chemours is required to pay letter of credit fees equal to the product of (A) the applicable margin with respect to euro dollar borrowings and (B) the average amount available to be drawn under such letters of credit. Interest, commitment fees and letter of credit fees are generally payable quarterly in arrears (or in the case of borrowings with an interest period of less than 3 months, at the end of the applicable interest period).

If the separation and distribution has not been completed on or before November 30, 2015, or if prior to such date, DuPont has abandoned the separation and distribution, then Chemours will be required to repay all loans outstanding under the Senior Secured Credit Facilities together with all accrued and unpaid interest and commitment fees, and the commitments under the Revolving Credit Facility will be terminated.

Chemours’ obligations under the Senior Secured Credit Facilities are guaranteed on a senior secured basis by all of its material domestic subsidiaries, subject to certain agreed upon exceptions. The obligations under the Senior Secured Credit Facilities are also, subject to certain agreed upon exceptions, secured by a first priority lien on substantially all of Chemours and its material wholly-owned domestic subsidiaries’ assets, including 100% of the stock of domestic subsidiaries and 65% of the stock of certain foreign subsidiaries.

The credit agreement contains financial covenants which, solely with respect to the Revolving Credit Facility, require Chemours (i) not to exceed a maximum total net leverage ratio and, (ii) unless Chemours has achieved an investment grade rating as specified in the credit agreement, to maintain a minimum interest coverage ratio. In addition, the credit agreement contains customary affirmative and negative covenants that, among other things, limit or restrict Chemours and its subsidiaries’ ability, subject to certain exceptions, to incur liens, merge, consolidate or sell, transfer or lease assets, make investments, pay dividends, transact with subsidiaries and incur indebtedness. The credit agreement also contains customary representations and warranties and events of default.

Senior Unsecured Notes

On May 12, 2015, Chemours’ issued approximately $2,503 million aggregate principal of senior unsecured notes (the Notes) in a private placement. The 2023 notes (the 2023 Notes) with an aggregate principal amount of $1,350 million bear interest at a rate of 6.625 percent per annum and will mature on May 15, 2023 with all principal paid at maturity. The 2025 notes (the 2025 Notes) with an aggregate principal amount of $750 million bear interest at a rate of 7.000 percent per annum and will mature on May 15, 2025 with all principal paid at maturity. The 2023 euro notes (the Euro Notes) with an aggregate principal amount of €360 million bear interest at a rate of 6.125 percent per annum and will mature on May 15, 2023 with all principal paid at maturity. Interest on the Notes is payable semi-annually in cash in arrears on May 15 and November 15 of each year, commencing on November 15, 2015.

The proceeds from the Notes offered by us were used to fund the cash and in kind distributions to DuPont and to pay related fees and expenses. The in kind distribution to DuPont of $507 million aggregate principal amount of Chemours 2025 Notes were exchanged by DuPont with third parties for certain DuPont notes.

The Notes were offered in the U.S. to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the Securities Act, and outside the U.S. to non-U.S. persons in reliance on Regulation S under the Securities Act. Chemours is required to register the Notes with the SEC within 465 days. If Chemours fails to do so, it would be required to pay interest at a rate of 0.25% for the first 90 days following a default and by an addition 0.25% per annum with respect to each subsequent 90-day period, up to a maximum rate of 0.50%, until the registration requirements are met. Application is also expected to be made to the Irish Stock Exchange for the approval of listing particulars in relation to the Euro Notes prior to the first anniversary of the issue date of the Euro Notes.

The Notes were issued pursuant to an indenture (the Base Indenture), as supplemented by that certain first supplemental indenture (the First Supplemental Indenture), second supplemental indenture (the Second

Supplemental Indenture) and third supplemental indenture (the Third Supplemental Indenture and, together with First Supplemental Indenture, the Second Supplemental Indenture and the Base Indenture, the Indenture) among Chemours, its subsidiaries that are guaranteeing its Senior Secured Credit Facilities (as defined above) and U.S. Bank, National Association., as trustee, each dated as of May 12, 2015.

Each series of Notes is or will be fully and unconditionally guaranteed, jointly and severally, by Chemours’ existing and future domestic subsidiaries that guarantee (the Guarantors) the Senior Secured Credit Facilities or that guarantee other indebtedness of Chemours or any guarantor in an aggregate principal amount in excess of $75.0 million (the Guarantees). The Notes are unsecured and unsubordinated obligations of Chemours. The Guarantees are unsecured and unsubordinated obligations of the Guarantors. The Notes rank equally in right of payment to all of Chemours’ existing and future unsecured unsubordinated debt and senior in right of payment to all of Chemours’ existing and future debt that is by its terms expressly subordinated in right of payment to the Notes. The Notes are subordinated to indebtedness under the Senior Secured Credit Facilities as well as any future secured debt to the extent of the value of the assets securing such debt.

If the separation has not been completed on or before November 30, 2015, or if, prior to such date, DuPont has abandoned the separation, then Chemours will be required to redeem each series of notes at a redemption price equal to (a) 100% of the initial issue price of such series if the applicable redemption date is on or before August 15, 2015 and (b) 101% of the principal amount of such series of notes if the applicable redemption date is after August 15, 2015, in each case, plus accrued and unpaid interest but excluding, the redemption date.

Chemours’ is obligated to offer to purchase the Notes at a price of (a) 101% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase, upon the occurrence of certain change of control events and (b) 100% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase, with the proceeds from certain asset dispositions. These restrictions and prohibitions are subject to certain qualifications and exceptions set forth in the Indenture, including without limitation, reinvestment rights with respect to the proceeds of asset dispositions.

Chemours is permitted to redeem some or all of the 2023 Notes and Euro Notes by paying a “make-whole” premium prior to May 15, 2018. The Company also may redeem some or all of the 2023 Notes and Euro Notes on or after May 15, 2018 and thereafter at specified redemption prices. The Company also may redeem some or all of the 2025 Notes on or after May 15, 2020 at specified redemption prices.

Debt Covenants

Chemours is subject to certain debt covenants that, among other things, limit Chemours’ and certain of the Chemours’ subsidiaries to incur indebtedness, pay dividends or make other distributions, prepay, redeem or repurchase certain debt, make loans and investments, sell assets, incur liens, enter into transactions with affiliates and consolidate or merge. These covenants are subject to a number of exceptions and qualifications set forth in the respective agreements. Additionally, under the terms of the credit agreement, Chemours is subject to a maximum consolidated net leverage ratio (calculated by dividing total net debt by EBITDA, both as defined by the credit agreement) of 5.75 to 1.00 until December 31, 2015, and a minimum consolidated interest coverage ratio (calculated by dividing EBITDA by interest expense, both as defined by the credit agreement) of 3.00 to 1.00. The Senior Secured Credit Facilities and the Notes contain events of default customary for these types of financings, including cross default and cross acceleration provisions to material indebtedness of Chemours.

Chemours is currently in compliance with its debt covenants.

Credit Ratings

The Company is expected to have the following ratings upon separation:

	Standard & Poor’s	Moody’s
Corporate	BB	Ba3
Senior Secured Credit Facilities	BBB-	Ba1
Senior Unsecured Notes	BB-	B1

Maturities

There are no debt maturities in each of the next seven years, except, in accordance with the credit agreement, Chemours has required principal payments related to the Term Loan Facility of $8 million in 2015 and $15 million each year from 2016 to 2021. Debt maturities related to the Term Loan Facility and the Notes in 2022 and beyond will be $3,905 million.

Near Term Liquidity

Over the next 12 months, Chemours will have significant payments of interest and dividends. We expect to fund these payments through cash generated from operations, available cash and cash equivalents and borrowings under the revolving credit facility. We anticipate that our operations and debt financings arrangements will provide sufficient liquidity over the next 12 months.

Cash Flow

The following table sets forth a summary of the net cash provided by (used for) operating, investing and financing activities for the years ended December 31, 2014, 2013 and 2012.

	Year ended December 31,
(Dollars in millions)	2014	2013	2012
Cash provided by operating activities	$505	$798	$1,390
Cash used for investing activities	(560)	(424)	(429)
Cash provided by (used for) financing activities	55	(374)	(961)

Cash Provided by Operating Activities

Cash provided by operating activities decreased $293 million in 2014 compared to 2013 primarily due to increased payments of trade accounts payable for raw materials and lower earnings in 2014. The timing of ore purchases with longer payment terms in the second half of 2013 resulted in payments in early 2014 and was the primary influence for the decrease in cash provided by operating activities in 2014. These purchases contributed to the inventory increase of $78 million from December 31, 2012 to December 31, 2013, and the accounts payable increase of $134 million over the same period. In addition, Chemours paid $72 million related to titanium dioxide antitrust litigation in 2014 (see Note 17 to the Combined Financial Statements for additional information).

Cash provided by operating activities decreased $592 million in 2013 compared to 2012 due to lower cash from earnings, which was partially offset by increased cash provided from changes to working capital. Accounts payable increased from higher credit purchases during the fourth quarter of 2013 than during the fourth quarter of 2012 to meet the expected customer demand for titanium dioxide products. Accounts receivable increased due to higher fourth quarter credit sales in 2013 compared to the same period in 2012.

The Company’s operating cash flow generation is driven by, among other things, global economic conditions generally and the resulting impact on demand for our products, raw material and energy prices, and industry-specific issues, such as production capacity and utilization. Chemours has generated strong operating cash flow through various industry and economic cycles evidencing the operating strength of our businesses. Over the industry cycles in recent years, cash flows from operating activities increased in years leading up to 2011, and have decreased annually since the historical peak profitability achieved in 2011. Despite the challenging market conditions in the TiO2 industry since the historical peak profitability in 2011 and what we believe may have been adverse market conditions in 2013 and 2014, we anticipate that our operations will provide sufficient liquidity in 2015.

Current Assets and Liabilities

Current Assets	December 31,
	2014	2013
Accounts and notes receivable - trade, net	$846	$841
Inventories	1,052	1,055
Prepaid expenses and other	43	40
Deferred income taxes	21	44

Total current assets	$1,962	$1,980

As of December 31, 2014, total current assets remained consistent compared to December 31, 2013.

Current Liabilities	December 31,
	2014	2013
Accounts payable	$1,046	$1,057
Deferred income taxes	9	9
Other accrued liabilities	352	1,471

Total current liabilities	$1,407	$1,471

Current liabilities as of December 31, 2014 decreased $64 million compared to December 31, 2013 primarily due to $72 million related to titanium dioxide anti-trust litigation (See Note 17 to the Combined Financial Statements) for additional information.

Cash Used for Investing Activities

Cash used for investing activities increased $136 million for 2014 compared to the same period in 2013 primarily due to the expansion of Titanium Technologies’ Altamira plant in Mexico.

Cash used for investing activities in 2013 decreased $5 million compared to 2012. In 2013, there was an $11 million increase in proceeds from sales of assets and businesses largely attributable to a customer’s election to exercise a put/call option to acquire the entire property and equipment of the Baytown facility. This increase in proceeds from sales of assets and businesses was partially offset by an increase in purchases of property, plant and equipment. The Titanium Technologies segment increased capital expenditures on the expansion of the Altamira plant in Mexico while the Fluoroproducts and Chemical Solutions segments decreased its capital expenditures in 2013.

Purchases of property, plant and equipment totaled $604 million, $438 million, and $432 million in 2014, 2013 and 2012, respectively. Chemours management expects 2015 purchases of property, plant and equipment to be approximately $450 million. Capital expenditures related to the expansion of the Altamira plant were $227 million, $159 million and $78 million in 2014, 2013 and 2012.

Cash provided by (used for) Financing Activities

As DuPont manages Chemours’ cash and financing arrangements, all excess cash generated through earnings is remitted to DuPont and all sources of cash are funded by DuPont.

Cash provided by financing activities increased $429 million in 2014 as compared to 2013. Cash provided by operations decreased for the reasons discussed above, resulting in DuPont transferring cash to Chemours. Additionally, the change in cash provided by financing activities was impacted by an increase in purchases of property, plant and equipment of $177 million primarily due to the Altamira expansion.

Cash used for financing activities decreased $587 million in 2013 compared to 2012. Earnings decreased for the reasons discussed above, resulting in less cash transferred to DuPont.

Capital Expenditures

Our operations are capital intensive, requiring ongoing investment to upgrade or enhance existing operations and to meet environmental and operational regulations. Our capital requirements have consisted, and are expected to continue to consist, primarily of:

•	ongoing capital expenditures, such as those required to maintain equipment reliability, the integrity and safety of our manufacturing sites and to comply with environmental regulations;

•	investments in our existing facilities to help support introduction of new products and debottleneck to expand capacity and grow our business;

•	investment in projects to reduce future operating costs and enhance productivity

The following table summarizes ongoing and expansion capital expenditures for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
(Dollars in millions)	2014	2013	2012
Purchases of property, plant and equipment[1]	$615	$438	$432

[1]	Purchases of property, plant, and equipment includes $11 million of purchases of plant, property and equipment included in accounts payable excluded from the Combined Statements of Cash Flows.

Capital expenditures as a percentage of our revenue were ten, six and six percent in 2014, 2013 and 2012, respectively. The increase in capital expenditures, as a percentage of revenue, from 2013 to 2014 is attributable to the Altamira expansion. For 2015, we expect our capital expenditures to be about approximately $450 million, and then decline in 2016 and 2017 as we finish our Altamira expansion. Once our Altamira project is completed, we anticipate that capital spending will return to more normalized spending of about $300 million per year in total for maintenance and growth.

Contractual Obligations

Information related to Chemours’ significant contractual obligations is summarized in the following table:

	Total at December 31, 2014	Payments Due In
(Dollars in millions)		2015	2016 – 2017	2018 – 2019	2020 and Beyond
Operating leases	$278	$68	$96	$62	$52
Purchase obligations[1]
Raw material obligations	1,362	140	135	127	960
Utility obligations	147	36	36	23	52
Other	28	11	15	2	—

Purchase obligations, total	1,537	187	186	152	1,012

Other liabilities
Workers’ compensation	40	5	18	8	9
Asset retirement obligations	43	—	6	2	35
Environmental remediation	295	69	95	36	95
Legal settlements	14	2	4	4	4
Other[2]	34	17	4	1	12

Other liabilities, total	426	93	127	51	155

Total contractual obligations[3]	$2,241	$348	$409	$265	$1,219

[1]	Represents enforceable and legally binding agreements to purchase goods or services that specify fixed or minimum quantities; fixed, minimum or variable price provisions; and the approximate timing of the agreement.
[2]	Primarily represents employee-related benefits other than pensions and other long-term employee benefits included in the Combined Balance Sheets.
[3]	Due to uncertainty regarding the completion of tax audits and possible outcomes, the estimate of obligations related to unrecognized tax benefits cannot be made. See Note 8 to the Combined Financial Statements for additional information.

The above contractual obligations table does not include the $4.0 billion indebtedness and related interest expense which was incurred on May 12, 2015 in conjunction with the planned separation from DuPont. Interest payments related to the total indebtedness are scheduled to be $122 million, $452 million, $449 million and $817 million for 2015, 2016–2017, 2018–2019 and 2020 and beyond, respectively. Included in these payments are amounts related to the use fee on the undrawn portion of the senior secured revolving credit facility and the outstanding balance on the senior secured term loan facility, both of which carry variable interest rates. The actual interest payments may vary due to changes in the outstanding balance of the senior secured revolving credit facility as well as changes to the underlying interest rates. Principal payments related to the total indebtedness are scheduled to be $8 million, $30 million, $30 million and $3,935 million for 2015, 2016–2017, 2018–2019 and 2020 and beyond, respectively. The actual principal payments may vary due to changes in the outstanding balance of the senior secured revolving credit facility.

Chemours expects to meet its contractual obligations through its normal sources of liquidity and believes it has the financial resources to satisfy these contractual obligations.

Accounting Estimates

Chemours’ significant accounting policies are more fully described in Note 3 to the Combined Financial Statements. Management believes that the application of these policies on a consistent basis enables Chemours to provide users of the financial statements with useful and reliable information about Chemours’ operating results and financial condition.

The preparation of the Combined Financial Statements in conformity with generally accepted accounting principles in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Combined Financial Statements and the reported amounts of revenues and expenses, including allocations of costs as discussed above, during the reporting period. Management’s estimates are based on historical experience, facts and circumstances available at the time and various other assumptions that are believed to be reasonable. Chemours reviews these matters and reflects changes in estimates as appropriate. Management believes that the following represents some of the more critical judgment areas in the application of Chemours’ accounting policies which could have a material effect on Chemours’ financial position, liquidity or results of operations.

New Accounting Guidance

See Note 3 to the Combined Financial Statements for a discussion of recent accounting pronouncements.

Goodwill

The excess of the purchase price over the estimated fair value of the net assets acquired, including identified intangibles, in a business combination is recorded as goodwill. Goodwill is tested for impairment at least annually on October 1; however, impairment tests are performed more frequently when events or changes in circumstances indicate that the asset may be impaired. Impairment exists when carrying value exceeds fair value. Goodwill is evaluated for impairment at the reporting unit level, which is the level of our operating segments.

Evaluating goodwill for impairment is a two-step process. In the first step, Chemours compares the carrying value of net assets to the fair value of the related operations. Chemours estimates the fair value of its reporting units using the income approach based on the present value of future cash flows. The factors considered in determining the cash flows include: 1) macroeconomic conditions; 2) industry and market considerations; 3) costs of raw materials, labor or other costs having a negative effect on earnings and cash flows; 4) overall financial performance; and 5) other relevant entity-specific events. If the fair value is determined to be less than the carrying value, a second step is performed to compute the amount of the impairment. In 2014 and 2013, Chemours performed impairment tests for goodwill and determined that no goodwill impairment existed and the fair value of each reporting unit substantially exceeded its carrying value.

Valuation of Assets

The assets and liabilities of acquired businesses are measured at their estimated fair values at the dates of acquisition. The determination and allocation of fair value to the assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment, including estimates based on historical information, current market data and future expectations. The principal assumptions utilized in Chemours’ valuation methodologies include revenue growth rates, operating margin estimates, royalty rates and discount rates. Although the estimates are deemed reasonable by management based on information available at the dates of acquisition, those estimates are inherently uncertain.

Assessment of potential impairment of property, plant and equipment, other intangible assets and investments in affiliates is an integral part of Chemours’ normal ongoing review of operations. Chemours evaluates the carrying value of long-lived assets to be held and used when events or changes in circumstances indicate the carrying value may not be recoverable. For purposes of recognition or measurement of an impairment loss, the assessment is performed at the lowest level for which independent cash flows can be identified, which varies, but can range from the reporting unit level to the individual production facility level. To determine the level at which the assessment is performed, Chemours considers factors such as revenue dependency, shared costs and the extent of vertical integration.

The carrying value of a long-lived asset is considered impaired when the total projected undiscounted cash flows from the asset are separately identifiable and are less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. The fair value methodology used is an estimate of fair market value which is made based on prices of similar assets or other valuation methodologies including present value techniques. Long-lived assets to be disposed of other than by sale are classified as held for use until their disposal. Long-lived assets to be disposed of by sale are classified as held for sale and are reported at the lower of carrying amount or fair market value less cost to sell. Depreciation is discontinued for long-lived assets classified as held for sale.

Testing for potential impairment of these assets is significantly dependent on numerous assumptions and reflects management’s best estimates at a particular point in time. The dynamic economic environments in which Chemours’ segments operate, and key economic and business assumptions with respect to projected selling prices, market growth and inflation rates, can significantly affect the outcome of impairment tests. Estimates based on these assumptions may differ significantly from actual results. Changes in factors and assumptions used in assessing potential impairments can have a significant impact on the existence and magnitude of impairments, as well as the time in which such impairments are recognized. In addition, Chemours continually reviews its diverse portfolio of assets to ensure they are achieving their greatest potential and are aligned with Chemours’ growth strategy. Strategic decisions involving a particular group of assets may trigger an assessment of the recoverability of the related assets. Such an assessment could result in impairment losses. During 2012, Chemours recorded an asset impairment charge of $33 million to adjust the carrying value of an asset group to its fair value. See Note 6 to the Combined Financial Statements for additional details related to this charge.

Environmental Liabilities and Expenditures

Environmental liabilities and expenditures included in the Combined Financial Statements represent claims for matters for which Chemours will indemnify DuPont. Accruals for environmental matters are recorded in cost of goods sold when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities do not include claims against third parties and are not discounted.

Costs related to environmental remediation are charged to expense in the period incurred. Other environmental costs are also charged to expense in the period incurred, unless they increase the value of the property or reduce or prevent contamination from future operations, in which case, they are capitalized and amortized.

Litigation

Litigation liabilities and expenditures included in the Combined Financial Statements represent litigation matters for which Chemours will indemnify DuPont. Accruals for litigation matters are made when the information available indicates that it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Legal costs such as outside counsel fees and expenses are charged to expense in the period services are received.

Income Taxes

Income taxes as presented herein attribute current and deferred income taxes of DuPont to Chemours’ stand-alone financial statements in a manner that is systematic, rational, and consistent with the asset and liability method prescribed by Accounting Standards Codification 740, Income Taxes (ASC 740), issued by the Financial Accounting Standards Board (FASB). Accordingly, Chemours’ income tax provision was prepared following the separate return method. The separate return method applies ASC 740 to the stand-alone financial statements of each member of the consolidated group as if the group member were a separate taxpayer and a stand-alone enterprise. As a result, actual tax transactions included in the consolidated financial statements of DuPont may not be included in the separate Combined Financial Statements of Chemours. Similarly, the tax treatment of certain items reflected in the separate Combined Financial Statements of Chemours may not be reflected in the consolidated financial statements and tax returns of DuPont; therefore, such items as net operating losses, credit carryforwards, and valuation allowances may exist in the stand-alone financial statements that may or may not exist in DuPont’s consolidated financial statements.

The breadth of Chemours’ operations and the global complexity of tax regulations require assessments of uncertainties and judgments in estimating the taxes that Chemours will ultimately pay. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation and resolution of disputes arising from federal, state and international tax audits in the normal course of business.

The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of Chemours’ assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. It is Chemours’ policy to include accrued interest related to unrecognized tax benefits in miscellaneous income and expenses, net, under other income, net. It is Chemours’ policy for income tax related penalties to be included in the provision for income taxes.

In general, the taxable income (loss) of various Chemours entities was included in DuPont’s consolidated tax returns, where applicable, in jurisdictions around the world. As such, separate income tax returns were not prepared for many Chemours’ entities. Consequently, income taxes currently payable are deemed to have been remitted to DuPont, in cash, in the period the liability arose and income taxes currently receivable are deemed to have been received from DuPont in the period that a refund could have been recognized by Chemours had Chemours been a separate taxpayer.

As stated in Note 2 to the Combined Financial Statements, the operations comprising Chemours are in various legal entities which have no direct ownership relationship. Consequently, no provision has been made for income taxes on unremitted earnings of subsidiaries and affiliates.

Off-Balance Sheet Arrangements

Certain Guarantee Contracts

Information with respect to Chemours’ guarantees is included in Note 17 to the Combined Financial Statements. Historically, Chemours has not made significant payments to satisfy guarantee obligations; however, Chemours believes it has the financial resources to satisfy these guarantees.

Long-term Employee Benefits

DuPont offers various benefits to Chemours’ employees and retirees. DuPont maintains retirement-related programs in many countries that have a long-term impact on Chemours’ earnings and cash flows. DuPont offers plans that are shared amongst its businesses, including Chemours. In these cases, the participation of employees in these plans is reflected in these financial statements as though Chemours participates in a multiemployer plan with DuPont. A proportionate share of the cost is reflected in these Combined Financial Statements. Assets and liabilities are retained by DuPont. Further information on DuPont’s plans is included in DuPont’s annual report. As of the separation date, Chemours expects to record the net periodic benefit obligations for any plans that are transferred from DuPont. See “Unaudited Pro Forma Combined Financial Statements” for additional information.

Chemours will not continue to participate in the U.S. defined benefit plans post separation. DuPont will retain all liabilities related to its U.S. pension plans post separation.

These plans are typically defined benefit pension plans, as well as medical, dental and life insurance benefits for pensioners and survivors and disability benefits for employees (other long-term employee benefits). Approximately 69 percent of Chemours’ worldwide allocation of benefit costs for pensions and essentially all of Chemours’ worldwide allocated costs for other long-term employee benefit obligations are attributable to the U.S. benefit plans. Pension coverage for employees of Chemours’ non-U.S. combined subsidiaries is provided, to the extent deemed appropriate, through separate plans. DuPont regularly explores alternative solutions to meet its global pension obligations in the most cost-effective manner possible as demographics, life expectancy and country-specific pension funding rules change. Where permitted by applicable law, DuPont reserves the right to change, modify or discontinue its plans that provide pension, medical, dental, life insurance and disability benefits.

The majority of employees hired in the U.S. on or after January 1, 2007 are not eligible to participate in DuPont’s pension and post-retirement medical, dental and life insurance plans, but receive benefits in its defined contribution plans.

In January 2012, DuPont contributed approximately $110 million to the principal U.S. pension plan representing an allocation of the contribution in respect of Chemours’ employees and retirees and no such contributions were made in 2013 or 2014. In 2015, DuPont’s contributions on behalf of Chemours to its principal U.S. pension plan are expected to be less than $12 million.

Funding for each pension plan is governed by the rules of the sovereign country in which it operates. Thus, there is not necessarily a direct correlation between pension funding and pension expense. In general, however, an improvement in a plan’s funded status tend to moderate subsequent funding needs. DuPont contributed, in respect of Chemours’ employees and retirees, $35 million in 2014 and $34 million in 2013 and 2012 to its pension plans other than the principal U.S. pension plan.

DuPont’s other long-term employee benefits are unfunded. DuPont contributed, in respect of Chemours’ employees and retirees, pre-tax cash requirements to cover actual net claims costs and related administrative expenses for $66 million, $58 million and $66 million in 2014, 2013 and 2012, respectively. This amount is expected to be about $66 million in 2015. Changes in cash requirements reflect the net impact of higher per capita health care costs, demographic changes, plan amendments and changes in participant premiums, co-pays and deductibles.

Chemours’ income can be significantly affected by allocated costs for pension and defined contribution benefits as well as other long-term employee benefits provided by DuPont. The following table summarizes the extent to which Chemours’ income over each of the last three years was affected by allocated pre-tax charges related to long-term employee benefits:

(Dollars in millions)	2014	2013	2012
Long-term employee benefit plan charges[1]	$68	$164	$169

[1]	The figures in this table represent the allocation of costs to Chemours, which were allocated based on active employee headcount. These figures do not represent cash payments to DuPont or DuPont’s plans.

See DuPont’s 2014 10-K for additional information on the financial status of DuPont’s significant plans.

Environmental Matters

Environmental Expenses

Environmental expenses charged to current operations include environmental operating costs and the increase in the remediation accrual, if any, during the period reported. As a result of its operations, Chemours incurs costs for pollution abatement activities including waste collection and disposal, installation and maintenance of air pollution controls and wastewater treatment, emissions testing and monitoring, and obtaining permits. Chemours also incurs costs for environmental related research and development activities including environmental field and treatment studies as well as toxicity and degradation testing to evaluate the environmental impact of products and raw materials. Management expects that such expenses in 2015 will be comparable to 2014 and, therefore, does not believe that year over year changes, if any, in environmental expenses charged to current operations will have a material impact on Chemours’ financial position, liquidity or results of operations.

Remediation Accrual

Changes in the remediation accrual balance are summarized below.

Annual expenditures in the near future are not expected to vary significantly from the range of such expenditures incurred in the past few years. Longer term, expenditures are subject to considerable uncertainty and may fluctuate significantly.

(Dollars in millions)
Balance at December 31, 2012	$270
Remediation payments	(36)
Increase in remediation accrual	40

Balance at December 31, 2013	$274
Remediation payments	(38)
Increase in remediation accrual	59

Balance at December 31, 2014	$295

Chemours is also subject to contingencies pursuant to environmental laws and regulations that in the future may require further action to correct the effects on the environment of prior disposal practices or releases of chemical or petroleum substances by Chemours or other parties. Chemours accrues for environmental remediation activities consistent with the policy as described in Note 3 to the Combined Financial Statements. Much of this liability results from CERCLA, the RCRA and similar state and global laws. These laws require certain investigative, remediation and restoration activities at sites where Chemours conducts or once conducted operations or at sites where Chemours-generated waste was disposed. The accrual also includes estimated costs related to a number of sites identified for which it is probable that environmental remediation will be required, but which are not currently the subject of enforcement activities.

As of December 31, 2014, Chemours, through DuPont, has been notified of potential liability under the CERCLA or similar state laws at about 171 sites around the U.S., including approximately 22 sites for which Chemours does not believe it has liability based on current information. Active remediation is under way at approximately 55 of these sites. In addition, at December 31, 2014, liability at approximately 53 sites, has been resolved either by completing remedial actions with other Potentially Responsible Parties (PRPs) or participating in “de minimis buyouts” with other PRPs whose waste, like Chemours’, represented only a small fraction of the total waste present at a site. The Company received notice of potential liability at one new site during 2014 compared with four similar notices in 2013 and 2012 collectively.

At December 31, 2014, the Combined Balance Sheet included a liability of $295 million relating to these matters which, in management’s opinion, is appropriate based on existing facts and circumstances. The average time-frame over which the accrued or presently unrecognized amounts may be paid, based on past history, is estimated to be 15 to 20 years. Remediation activities vary substantially in duration and cost from site to site. These activities, and their associated costs, depend on the mix of unique site characteristics, evolving remediation technologies, diverse regulatory agencies and enforcement policies, as well as the presence or absence of other potentially responsible parties. In addition, Chemours, through DuPont, has limited available information for certain sites or is in the early stages of discussions with regulators. For these sites in particular there may be considerable variability between the remediation activities that are currently being undertaken or planned, as reflected in the liability recorded at December 31, 2014, and the ultimate actions that could be required.

Therefore, considerable uncertainty exists with respect to environmental remediation costs and, under adverse changes in circumstances, the potential liability may range up to approximately $650 million above the amount accrued at December 31, 2014. Except for Pompton Lakes, which is discussed further below, based on existing facts and circumstances, management does not believe that any loss, in excess of amounts accrued, related to remediation activities at any individual site will have a material impact on the financial position, liquidity or results of operations of Chemours.

Pompton Lakes

The environmental remediation accrual of $295 million at December 31, 2014 and $274 million at December 31, 2013 includes $86 million and $78 million, respectively, related to activities at Chemours’ site in Pompton Lakes, New Jersey. Management believes that it is reasonably possible that potential liability for remediation activities at this site could range up to $116 million, including previously accrued amounts. This could have a material impact on the liquidity of Chemours in the period recognized. However, management does not believe this would have a material adverse effect on Chemours’ combined financial position, liquidity and results of operations. During the twentieth century, DuPont manufactured blasting caps, fuses and related materials at Pompton Lakes. Operating activities at the site were ceased in the mid 1990’s. Primary contaminants in the soil and sediments are lead and mercury. Ground water contaminants include volatile organic compounds.

Under the authority of the EPA and the New Jersey Department of Environmental Protection, remedial actions at the site are focused on investigating and cleaning up the area. Ground water monitoring at the site is ongoing and Chemours, through DuPont, has installed and continues to install vapor mitigation systems at residences within the ground water plume. In addition, Chemours, through DuPont, is further assessing ground water plume/vapor intrusion delineation. In November 2014, the EPA announced a proposed remediation plan that would require Chemours to dredge mercury contamination from a 36 acre area of the lake and remove sediment from two other areas of the lake near the shoreline. The plan is subject to notice and comment. Chemours expects to spend approximately $60 million over the next three years, which is included in the remediation accrual at December 31, 2014, in connection with remediation activities at Pompton Lakes, including activities related to the EPA’s proposed plan.

Environmental Capital Expenditures

As of December 31, 2014, Chemours spent approximately $40 million on environmental capital projects either required by law or necessary to meet Chemours’ internal environmental goals. Chemours currently estimates spending for environmental-related capital projects to be approximately $34 million in 2015. In the U.S., additional capital expenditures are expected to be required over the next decade for treatment, storage and disposal facilities for solid and hazardous waste and for compliance with the Clean Air Act (CAA). Until all CAA regulatory requirements are established and known, considerable uncertainty will remain regarding estimates for future capital expenditures. However, management does not believe that the costs to comply with these requirements will have a material impact on the financial position or liquidity of Chemours.

ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Derivatives and Other Hedging Instruments

Fluctuations in the value of the USD compared to foreign currencies may impact Chemours’ earnings. Chemours participates in DuPont’s foreign currency hedging program to reduce earnings volatility associated with remeasurement of foreign currency denominated net monetary assets.

DuPont formally documents the hedge relationships, including identification of the hedging instruments and the hedged items, the risk management objectives and strategies for undertaking the hedge transactions, and the methodologies used to assess effectiveness and measure ineffectiveness. Realized gains and losses on derivative instruments of DuPont are allocated by DuPont to Chemours based on projected exposure. Chemours recognizes its allocable share of the gains and losses on DuPont’s derivative financial instruments in earnings when the forecasted purchases occur for natural gas hedges and when the forecasted sales occur for foreign currency hedges.

As disclosed on page F-13, the impact on Chemours’ participation in the foreign currency hedging program were gains of $4 million in 2014, $0 million in 2013 and $6 million in 2012. In relation to the parent sponsored program, Chemours was less than five percent of the program participation in the recent three fiscal years. Therefore, a ten percent change in rates on the parent sponsored program would have had an immaterial impact to cash flows and net income of Chemours for the years ended December 31, 2014, 2013 and 2012.

Chemours does not hold or issue financial instruments for speculative or trading purposes. Chemours does not hold, nor has it held, any derivative financial instruments, other financial instruments or derivative commodity instruments. Chemours will however evaluate and possibly enter into forward exchange contracts and other financial instruments to help mitigate the adverse impact of currency rate fluctuations on its earnings.

Concentration of Credit Risk

Chemours’ sales are not materially dependent on any single customer. As of December 31, 2014 and 2013, no one individual customer balance represented more than five percent of Chemours’ total outstanding receivables balance. Credit risk associated with Chemours’ receivables balance is representative of the geographic, industry and customer diversity associated with Chemours’ global businesses. As a result of our customer base being widely dispersed, we do not believe our exposure to credit-related losses related to our business as of December 31, 2014 was material.

Chemours also maintains strong credit controls in evaluating and granting customer credit. As a result, it may require that customers provide some type of financial guarantee in certain circumstances. Length of terms for customer credit varies by industry and region.

Commodities Risk

A portion of our products and raw materials are commodities whose prices fluctuate as market supply and demand fundamentals change. Accordingly, product margins and the level of our profitability tend to fluctuate with changes in the business cycle. Chemours tries to protect against such instability through various business strategies. These include provisions in sales contracts allowing us to pass on higher raw material costs through timely price increases and formula price contracts to transfer or share commodity price risk. Chemours did not have any commodity derivative instruments in place as of December 31, 2014 or December 31, 2013.

BUSINESS

Chemours is a leading global provider of performance chemicals through three reporting segments: Titanium Technologies, Fluoroproducts and Chemical Solutions. Our performance chemicals are key inputs into products and processes in a variety of industries. Our Titanium Technologies segment is the leading global producer of TiO2, a premium white pigment used to deliver opacity. Our Fluoroproducts segment is a leading global provider of fluoroproducts, such as refrigerants and industrial fluoropolymer resins. Our Chemical Solutions segment is a leading North American provider of industrial and specialty chemicals used in gold production, oil refining, agriculture, industrial polymers and other industries. Our position with each of these businesses reflects the strong value proposition we provide to our customers based on our long history of innovation and our reputation within the chemical industry for safety, quality and reliability. For additional information see Notes 19 and 20 to the Combined Financial Statements.

We operate 37 production facilities located in 12 countries and serve several thousand customers located in more than 130 countries. The following chart illustrates the global reach of our business:

2014 Sales by Region

On October 24, 2013, DuPont announced its intention to separate its Performance Chemicals segment , which includes its titanium technologies, fluoroproducts and chemical solutions businesses. In furtherance of this plan, DuPont intends to distribute to its stockholders all of the issued and outstanding shares of Chemours common stock. The date of the distribution is currently anticipated to be July 1, 2015, pending final approval from DuPont’s board of directors. The distribution is intended to be U.S. tax-free to Chemours, DuPont and their U.S. stockholders. As a result of the distribution, Chemours will become an independent, publicly traded company. Completion of the transaction is subject to certain conditions, which are set forth in the section entitled “The Distribution — Conditions to the Distribution.”

Chemours is committed to creating value for our customers through the reliable delivery of high quality products and services which enable lifestyle improvements around the globe. In short, we help create a colorful, capable and cleaner world through the power of chemistry. We intend to grow our value to customers and stockholders through (i) operational excellence and asset efficiency, which includes our commitment to safety and environmental stewardship, (ii) strong customer focus to produce innovative, high-performance products, (iii) focus on cash flow generation and return on invested capital through optimization of our cost structure, improvement in working capital and supply chain efficiencies, (iv) organic growth based on leveraging our leadership, (v) expansion in emerging markets and (vi) creation of an organization that is committed to our corporate values of safety, customer appreciation, simplicity, collective entrepreneurship and integrity.

Competitive Strengths

Our competitive strengths include the following:

Leading Global Market Positions

We are the largest global producer of TiO2, with annual TiO2 capacity of approximately 1.2 million metric tons. We are in the process of expanding capacity at our Altamira, Mexico production facility by 200,000 metric tons. Production at the expansion is scheduled to start up in mid-2016. Each of our TiO2 production facilities ranks among those with the largest capacity globally, and our production facilities at New Johnsonville, Tennessee and DeLisle, Mississippi are the two largest capacity TiO2 production facilities in the world. We believe that our world-scale assets, consistent quality and delivery reliability differentiate us from our competitors in the TiO2 market.

We are the market leader in fluoroproducts, with leading positions in fluorinated refrigerants, and industrial fluoropolymer resins and downstream products. We have a leading position in HFC refrigerants and are at the forefront of developing high-performance sustainable technologies such as our low GWP HFO refrigerants and foam expansion agents. We are also the market leader in industrial fluoropolymer resins and downstream products and coatings, marketed under the well-known Teflon® brand name. Teflon® industrial resins are used in high-performance wire and cable and multiple components in high-tech processing equipment.

We are the leading producer of solid sodium cyanide (primarily used in gold production) in the Americas. We lead in production capability, product stewardship offerings and distribution capabilities. We are the largest provider of sulfuric acid regeneration in the U.S. Northeast and the second largest provider in the U.S. Gulf Coast. In North America, we maintain market leading positions in aniline (primarily used to make polyurethane) and glycolic acid (primarily used in personal care products). We also have a strong market position in disinfectants used for water sanitization, animal health and bio-security.

Our market-leading positions are due to the scale and scope of our operations, our outstanding process technology, our differentiated products, our competitive pricing and efficient manufacturing base and long-standing partnerships with our customers.

Industry-leading Cost Structure

We produce our products in cost-efficient manufacturing facilities that utilize proprietary process technologies to help drive our industry-leading cost structure. We continue to focus on increasing manufacturing efficiencies and mitigating cost inflation through process improvements, selected capital investments and adoption of best practices.

Our Titanium Technologies segment, in particular, has high asset productivity. Our proprietary TiO2 process technology allows us to optimize the use of a variety of titanium-bearing ore types, providing us with a cost advantage. Our world-scale TiO2 production facilities provide significant economies of scale. We operate large individual production lines at high utilization rates. The scale of our production facilities combined with our process technology capabilities, has allowed us to achieve one of the lowest manufacturing costs per unit in the industry over a sustained period of time. Our new Altamira, Mexico TiO2 production line is expected to be one of the lowest cost production lines in the world. In addition, we continually strive to improve our productivity and optimize our capacity by applying our engineering and manufacturing technology expertise to our production facilities.

Our leading fluoroproducts capacity, innovative production processes, effective supply chain and sourcing strategies make us highly cost competitive also in the fluoroproducts market. Our use of local contract manufacturing and joint venture partners in selected countries as a source of regional access and asset-light manufacturing (where possible) further enhances the overall cost position of our Fluoroproducts segment.

In Chemical Solutions, we believe we have highly attractive cost and asset positions within our cyanides, sulfur, and clean and disinfect businesses as a result of our proprietary process technologies, manufacturing scale, efficient supply chain processes, and proximity to large customers.

Leading Technology and Intellectual Property

As part of our DuPont heritage, our businesses have a long history of delivering innovative and high-quality products. We expect sustained technology leadership to be a key differentiator for Chemours, as the majority of our products are critical inputs that significantly impact the functionality, performance and quality of our customers’ products. Our product offerings are enhanced by application technology scientists and laboratories across the globe, whose goal it is to deliver formulation improvements to help our customers achieve lower costs, better performance and higher overall value-in-use from our products compared to those of our competitors.

In our Titanium Technologies segment, we commercialized the chloride process for TiO2 production in 1953, providing products with better opacity and superior whiteness due to lower impurities, and generating lower waste and byproducts than the traditional sulfate production technology. Currently, we are one of the limited number of TiO2 producers with rights to chloride process for production of TiO2. We believe that our proprietary chloride technology enables us to operate plants at a much higher capacity than other chloride technology based TiO2 producers, uniquely utilizing a broad spectrum of titanium bearing ore feedstocks and achieving the highest unit margins in our industry. Our R&D and technology efforts focus on improving production processes, developing and yielding TiO2 grades that help customers achieve optimal performance. In our Fluoroproducts segment, we pioneered fluorine chemistry and invented PTFE, as well as developed the first generation of refrigeration agents in the first half of the 20th century. Our continuing innovation focus places us at the forefront of industry and regulatory changes with a focus on sustainable solutions. In fluoroproducts, we led the industry in the Montreal-Protocol (1987) driven transition from CFCs to the lesser ozone depleting HCFCs, and non-ozone depleting HFCs. In 1988 we committed to cease production of CFCs and started manufacturing non-ozone depleting HFCs in the early 1990s. Driven by new and emerging environmental legislations and standards currently being implemented across the U.S., Europe, Latin America and Japan, we are now developing and commercializing Opteon®, a HFO based refrigerant with very low GWP and zero ODP, for air conditioning, refrigeration and other applications. This new patented technology offers similar functionality to current HFC products but meets or exceeds currently mandated environmental standards. Like Titanium Technologies and Fluoroproducts, our Chemical Solutions segment has strong technical capabilities and a reputation for its ability to manage hazardous materials. This ability is a key competitive advantage for Chemical Solutions, as several of its products’ end-users demand the highest level of excellence in the safe manufacturing, handling and shipping of the materials. Chemical Solutions also holds and occasionally licenses what it believes to be the leading process technologies for the production of aniline, acrylonitrile and hydrogen / sodium cyanide.

Our technological advantage is supported by our intellectual property portfolio of trade secrets, patents and protected innovations, covering process technologies, product formulations and various end-use applications. We maintain a world-renowned trademark portfolio, including the widely recognized brands Ti-Pure® and Vantage® for titanium dioxide products, Suva®, ISCEON®, Freon®, Opteon®, Teflon®, Tefzel®, Viton®, Krytox®, Formacel®, Dymel®, FM 200®, Nafion®, Capstone® for fluoroproducts, and Virkon® and Oxone® for Chemical Solutions.

Geographically Diverse Revenue Base Well-Positioned to Capitalize on Economic Growth

Demand for TiO2 comes from the coatings, paper and plastics industries and is highly correlated to growth in the global residential housing, commercial construction and packaging markets. Over the long-term, global TiO2 demand has grown in line with GDP. Growth in emerging markets, including China, however, may be greater than GDP-level growth due in part to the rising middle class in such markets, which has become a key driver of demand for end products that use our TiO2.

We believe our Fluoroproducts segment, particularly through its low-GWP and zero-ODP products, will benefit from regulatory changes requiring phase-out and phase-downs of less sustainable incumbent products resulting in attractive margins and industry structure during sunset periods. In addition, customers continually require innovative next generation advanced materials, particularly industrial fluoropolymer resins, driving new product development and growth. We believe fluoroproducts demand growth in developed markets will be in line with global GDP, whereas demand growth in emerging markets will be higher than GDP. We also believe fluorochemicals growth will be driven by country-specific legislation phasing-down the current HFC-based refrigerants for which the new HFO-based products and blends are functional substitutes with a low environmental footprint. For fluoropolymers, we believe growth will be driven by the extension of higher performance applications in developed markets to developing markets, e.g. aerospace, automotive, electronics and communications and semiconductors in China.

Our Chemical Solutions segment serves customers in a diverse range of end markets that we believe generally grow in line with global GDP.

Long Standing and Diverse Customer Base

We serve approximately 5,000 customers across a wide range of end markets in more than 130 countries. Many of our commercial and industrial relationships have been in place for decades and are based on our proven value proposition of safely and reliably supplying our customers with the materials needed for their operations. Our customers are comprised of a diverse group of companies, many of which are leaders in their respective industries. Our sales are not materially dependent on any single customer. As of December 31, 2014, no one individual customer balance represented more than five percent of Chemours’ total outstanding receivables balance and no single customer represented more than ten percent of our sales.

Knowledge of our customers’ business needs is at the core of our innovative processes and forms the basis of our product development initiatives. We work closely with our customers to optimize their formulations and products. We also provide ongoing technical support services to these customers, which helps them to maximize the effectiveness of our advanced performance products.

Strong Management Team with Deep Industry Experience

Chemours has a strong executive management team that combines in-depth industry experience and demonstrated leadership. Mark Vergnano, our Chief Executive Officer, previously served as Executive Vice President of DuPont since 2009. His prior experience includes 35 years in a variety of general management, manufacturing and technical leadership positions, including vice president and general manager for DuPont Nonwovens, DuPont Building Innovations and group vice president of DuPont Safety & Protection. Mark Newman, our Senior Vice President and Chief Financial Officer, previously served as senior vice president and chief financial officer of SunCoke Energy Inc. Prior to his time at SunCoke, Mr. Newman served in a number of senior operating and finance leadership roles in the U.S. and China, primarily with the General Motors Corporation where he began his career in 1986. Chemours’ segment presidents are B.C. Chong, Thierry Vanlancker and Chris Siemer, each of whom has been in chemical industry leadership positions for more than twenty-five years. Mr. Chong has served as president of DuPont’s Titanium Technologies business since 2011. Previously, he held leadership positions in manufacturing operations, new business development, strategic planning and sales and marketing. Mr. Vanlancker was named president of DuPont’s Fluoroproducts and Chemical Solutions business in 2012. He brings over a decade of experience in managing fluoro-based businesses and has held leadership positions in general management and sales and marketing. Mr. Siemer joined DuPont in 2010 and has managed global industrial and specialty chemical business portfolios for more than twenty years.

In addition to our strong executive management team, we have an experienced group of employees who work to maintain our leading market positions with their commitment to safe and efficient production, technology leadership, expansion of product offerings and customer relationships.

Cash Flow Generation

We believe that after the separation we will have a balance sheet supported by a world class asset base, adequate liquidity and substantial undrawn revolving credit facility, no pension or Other Post-Employment Benefits (OPEB) plans in the U.S. (except for a frozen non-qualified pension restoration plan and a U.S. OPEB plan sponsored by an unconsolidated equity investment) and minimal unfunded non-U.S. pension liability. We expect our EBITDA to increase over time through low-cost incremental production and/or overall unit cost reductions from Chemours’ TiO2 capacity expansion at its Altamira site, potential upside from an anticipated cyclical recovery in TiO2, EU-mandated environmental regulations driving conversion to refrigerants with low GWP, and our focus on productivity improvements. The completion of the Altamira expansion in mid-2016 will meaningfully reduce our annual capital expenditures.

Our operating cash flow generation is driven by, among other things, global economic conditions generally and the resulting impact on demand for our products, raw material and energy prices, and industry-specific issues, such as production capacity and utilization. We have generated strong operating cash flow through various industry and economic cycles evidencing the operating strength of our businesses. Over the industry cycles in recent years, cash flows from operating activities increased in the years leading up to 2011, and have declined annually since the historical peak profitability achieved in 2011. Despite challenging market conditions in the TiO2 industry since achieving a historical peak in terms of profitability in 2011 and what are believed to be relatively weak market conditions in 2013 and 2014, we have generated strong operating cash flow. For each of the past four fiscal years, Chemours has generated cash flows from operating activities in excess of $500 million, with such cash flows averaging approximately $1 billion per year. See our disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity & Capital Resources.”

Capital expenditures have on average equaled approximately $460 million per year during the past four years. A significant increase in each of the past three fiscal years was due to expenditures relating to the expansion of the TiO2 production facility at Altamira, Mexico. We expect our capital expenditures to be reduced in 2016 and in the near term thereafter due to the completion of the Altamira expansion, which should further bolster our free cash flow as the new capacity is expected to come online in mid-2016.

Business Strategies

Continue to Drive Operational Excellence and Asset Efficiency

Operational excellence, which includes a commitment to safety, environmental stewardship and improved reliability, is key to our future success. We continually evaluate our business to identify opportunities to increase operational efficiency throughout our production facilities with a focus on maintaining operational excellence and maximizing asset efficiency. We continue to set new, stricter operational excellence targets for each of our facilities based on industry-leading benchmarks. We intend to continue focusing on increasing manufacturing efficiencies through selected capital projects, process improvements and best practices in order to lower unit costs. We will also carefully manage our portfolio, especially in our Chemical Solutions segment, and take appropriate actions to address product lines that face challenging market conditions and do not generate returns on invested capital that we believe are sufficient to create long-term shareholder value.

Focus on Cash Flow Generation

Our goal is to focus on cash flow generation and return on invested capital through the continuing optimization of our cost structure, improvement in working capital and supply chain efficiencies, and a disciplined approach to capital expenditures.

We have a proven track record of mitigating fixed cost inflation with cost saving actions and productivity improvements. We intend to continue to identify incremental cost saving opportunities based in large part on benchmarks of industry-leading performance and productivity improvements by utilizing our engineering and manufacturing technology expertise and partnerships with low cost producers. Our goal is to maintain a cost structure that positions us favorably to compete and grow. Our goal is to continue upgrading our customer and product mix to increase our sales of value-added, differentiated products to achieve premium pricing to improve margins and enhance cash flow.

We intend to actively manage our working capital by increasing inventory turnover and reducing finished goods and raw materials inventory without affecting our ability to deliver products to our customers. We strive to improve our supply chain efficiency by focusing on reducing both operating costs and working capital needs. Our supply chain efforts to lower operating costs have consisted of reducing procurement spending, lowering transportation and warehouse costs and optimizing production scheduling.

We remain focused on disciplined capital allocation among our segments. We plan to allocate our capital expenditures to projects required to enhance the reliability of our manufacturing operations and maintain the overall asset portfolio. This includes key maintenance and repair activities in each segment, and necessary regulatory and maintenance spending to ensure safe operations. We intend to optimize capital spending on growth projects across our various businesses based on a thorough comparison of risk-adjusted returns for each project.

Maintain Strong Customer Focus

A key component of our strategy is to produce innovative, high-performance products that offer enhanced value propositions to our customers at competitive prices. Our goal is to continually work closely with our customers to provide solutions and products that optimize their formulations and products. This market-driven product development enables us to offer a high-quality product portfolio to our customers and provides our businesses with the ability to respond quickly and efficiently to changes in market demands.

Leverage our Leadership to Drive Organic Growth

We plan to continue to capitalize on our global operations network, distribution infrastructure and technology to pursue global growth. We will focus our efforts on those geographic areas and end products that we believe offer the most attractive growth and long-term profitability prospects.

Our strategy in our Titanium Technologies segment is to continue to strengthen our leading position from both product offering and cost perspective in order to increase the segment’s sales and profitability. We intend to continue to position Chemours as the preferred supplier of TiO2 worldwide by delivering the highest quality product offering to our customers coupled with superior technical expertise. We are currently expanding capacity at our Altamira, Mexico production facility, which will increase our global capacity by more than 15 percent and will be one of the lowest cost TiO2 production lines in the world. Production at the expansion is scheduled to start up in mid-2016.

Our Fluoroproducts segment plans to make ongoing, selective investments to capitalize on market opportunities based on our innovation capabilities and industry dynamics. We intend to continue to leverage our fluoroproducts and process expertise to develop new high-performance, differentiated offerings and to promote industry transition towards more sustainable technologies. Specifically, our strategy is to focus on development of proprietary, high-value, sustainable specialties (for example, Opteon® YF and HFO-1336, which are designed to meet tighter regulatory standards and replace commodity HFC refrigerants or foaming agents).

Our Chemical Solutions segment intends to capitalize on potential growth opportunities in businesses in which we have strong regional positions, e.g. sulfuric acid and sodium cyanide. We plan to make selective capital investments to grow our sulfur products and sodium cyanide businesses, in which we have leading market positions in the Americas, and to take initiatives to improve profitability in the remainder of the businesses in our Chemical Solutions segment.

Deepen Our Presence in Emerging Markets

Emerging markets are a strategic priority for a number of our businesses. We are well positioned not only to leverage our strong market positions in mature but highly sophisticated markets in North America and Europe, but also to participate in the expected growth of emerging markets in Asia, Eastern Europe and Latin America. We believe that improving living standards and growth in GDP across emerging markets are combining to create increased demand for our products. We expect to capitalize on this growth opportunity by expanding our customer base and local capabilities in order to increase our market share across emerging markets, especially China. To accelerate our penetration of these markets and maintain our competitive cost position, we may develop relationships with leading local partners, especially in businesses where participation in the fast-growing Chinese market is particularly important for long-term sustainable growth. For example, we are well positioned to leverage our strong production technology in our industrial fluoropolymers resins business, where the Chinese market is expected to continue to evolve from low-end fluoropolymer applications to higher value PTFE, copolymer and fluoroelastomer products, as a result of an increasing percentage of aerospace, automotive, semiconductor, electronics and telecommunications manufacturing transitions to China.

Drive Organizational Alignment

We believe that maintaining alignment of the efforts of our employees with our overall business strategy and operational excellence goals is critical to our success. We have outstanding people and assets and, with the commitment to values of safety, customer appreciation, simplicity, collective entrepreneurship and integrity, we believe that we can maintain our competitiveness and help achieve our operational excellence and asset efficiency strategic objectives.

Titanium Technologies Segment

Our Titanium Technologies segment is the leading global manufacturer of TiO2. TiO2 is a pigment used to deliver whiteness, opacity, brightness and protection from sunlight in applications such as architectural and industrial coatings, flexible and rigid plastic packaging, PVC window profiles, laminate papers, coated paper and coated paperboard used for packaging. We sell our TiO2 products under the Ti-Pure® brand name to approximately 850 customers globally. We believe our leading competitive position is the result of our industry-leading manufacturing cost position as well as our ability to offer superior product quality, delivery reliability and high quality technical services. We operate five TiO2 production facilities: three in the United States, one in Mexico and another in Taiwan. In addition, we have a large-scale repackaging and distribution facility in Belgium and operate a mineral sands mining operation in Starke, Florida. In total, we have a TiO2 production capacity of 1.2 million metric tons per year. We are currently expanding our TiO2 production facility in Altamira, Mexico which will increase our total TiO2 production capacity to 1.4 million metric tons per year.

Highly efficient large scale assets based on our proprietary chloride technology and superior feedstock flexibility have historically provided us with a cost advantage in producing TiO2. All of our production facilities use our proprietary chloride process technology, providing us with one of the industry’s lowest manufacturing cost positions. We have the ability to deliver superior product quality and consistency to our customers.

A breakdown of our TiO2 sales by region and by category is shown in the charts below:

2014 Sales by Region	2014 Sales by End Market

Industry demand for TiO2 is generally expected to be in line with global GDP, but can be cyclical due to economic and industry specific demand and inventory fluctuations. In developing economies, industry demand is projected to be approximately twice that of developed economies.

History of TiO2 Production

Titanium dioxide was first manufactured and used commercially in 1916 at Fredrikstad, Norway. It was produced by mixing sulfuric acid with titanium-bearing ores in order to dissolve and separate titanium from the underlying ore. This process is known as the sulfate process.

DuPont entered the TiO2 market in 1931 with the acquisition of Krebs Pigment, based in Wilmington, Delaware. The site is known today as the Edge Moor plant. In the 1940s, DuPont began developing a new TiO2 manufacturing process, which is known as the chloride process. The chloride process uses high temperature chlorination of titanium-bearing ores to separate titanium from iron and other metals. The resulting titanium tetrachloride is then oxidized in high temperature reactors to produce TiO2 particles. This method of manufacture directly produces the rutile crystal of TiO2 while the early sulfate process produced the anatase crystal form of TiO2.

The chloride process delivers a higher quality product with fewer impurities than the sulfate process. Moreover, the waste and by-products generated by the chloride process are less than the waste and by-products generated from the sulfate process. DuPont began commercializing TiO2 product using the chloride process at the Edge Moor plant in 1953. Today, several TiO2 producers use the chloride process, accounting for substantially all of North American TiO2 production and approximately 44 percent of global capacity. Chemours uses only its proprietary chloride process. We operate two other TiO2 production facilities in the United States, located in New Johnsonville, TN and DeLisle, MS. These production facilities began operations in 1959 and 1979, respectively, and are the two largest TiO2 production facilities in the world. In 1994, we began operating our Taiwan production facility, which primarily serves the Asia Pacific region. In addition, in 1976, we began chloride production at the Altamira, Mexico production facility, which is currently being expanded to include a new TiO2 production line. Customers in Europe are supplied through a large-scale repackaging and distribution facility in Kallo-Antwerpen, Belgium, that receives bulk TiO2 shipments from North America.

TiO2 Chloride Manufacturing Process

The chloride process uses high temperature chlorination of titanium-bearing ores to separate titanium from iron and other metals. The resulting titanium tetrachloride is then oxidized in high temperature reactors to produce TiO2 particles. This method of manufacture produces the rutile crystal of TiO2 while the early sulfate process produced the anatase crystal form of TiO2. The rutile form delivers better opacity than the anatase form and was a step-change in product quality at the time of introduction. Rutile TiO2 is preferred over anatase TiO2 for many of the largest end-use applications, such as coatings and plastics, because its superior opacity imparts better hiding power at lower quantities than the anatase form and it is more suitable for outdoor use because it is more durable. As process technologies evolved over time, sulfate technology has improved and today is also able to produce the rutile crystal form of TiO2 and products which perform comparably to chloride products in several applications. However, the TiO2 produced by chloride process remains the preferred pigment for many higher end applications of TiO2.

All of our TiO2 is produced using the chloride process. Our chloride process technology is the industry leader on the basis of cost efficiency of our manufacturing operations, feedstock ore flexibility and product quality and consistency. Moreover, our process is unique in its ability to chlorinate ilmenite ore, which has significantly less titanium content than rutile ore and is a cheaper feedstock source as a result. The creation of TiO2 is the result of numerous complex and hazardous chemical processes. We emphasize employee and process safety, which is evidenced by our strong safety track record.

Business

We are the world’s largest producer of TiO2. We market our products under the Ti-Pure® brand for a diverse range of industrial applications primarily in coatings, plastics, laminates and paper products end markets. Our leading competitive position is the result of our low manufacturing cost and ability to offer superior quality, delivery reliability and technical services for our customers. Our ability to reliably deliver consistent, high quality TiO2 leads to greater customer satisfaction and consequently increased customer loyalty.

Our proprietary chloride process is unique in the industry as it reflects the long-standing technology advantage that we have relative to our competitors. Our process technology delivers best-in-class productivity, operating rates, manufacturing scale, product consistency and feedstock flexibility and allows us to achieve an advantaged cost position that we believe is sustainable, relative to our major competitors that produce similar quality product offerings. Additionally, our ability to use lower grade ilmenite ore feedstock to produce high quality product is an advantage that we believe is currently unmatched by any of our major competitors.

We are constructing a new 200,000 metric ton line at our Altamira facility in Mexico. Production at the expansion is scheduled to start up in mid-2016 and is expected to increase our worldwide TiO2 production capacity to approximately 1.4 million metric tons per year and improve the overall efficiency of our production circuit. This new line incorporates our latest TiO2 production technology with the ability to use various grades of ore to produce high quality TiO2 products. This line is expected to be one of the lowest cost TiO2 production lines in the world and will benefit from Altamira’s existing integration into our global supply chain.

We have operated a titanium mine in Starke, Florida since 1949. The mine provides us with access to a low cost source of domestic, high quality ilmenite feedstock. Co-products of our mining operations are zircon (zirconium silicate) and staurolite minerals. We are a major supplier of high quality zircon in North America, primarily focused on the precision investment casting (PIC) industry, foundry and specialty applications, and ceramics. Our staurolite blasting abrasives, sold as Starblast™, are widely used in steel preparation and maintenance, and paint removal.

Our plants and equipment are maintained and in good operating condition. We believe we have sufficient production capacity to meet demand in 2015. Properties are primarily owned by Chemours; however, certain properties are leased. Certain properties are shared with other tenants under long-term leases.

We recognize that the security and safety of our operations are critical to our employees, community and to the future of Chemours. Physical security measures will be combined with process safety measures (including the use of inherently safer technology), administrative procedures and emergency response preparedness into an integrated security plan. Prior to the separation, DuPont conducted vulnerability assessments at our operating facilities in the U.S. and high priority sites worldwide and identified and implemented appropriate measures to protect these facilities from physical and cyber-attacks. We intend to conduct similar vulnerability assessments periodically post-separation. We are partnering with carriers, including railroad, shipping and trucking companies, to secure chemicals in transit.

We sell approximately 20 different grades or forms of TiO2, each tailored for different applications. Key Ti-Pure® titanium dioxide products are shown in the table below along with their respective key applications:

Titanium Technologies
Product Group	Key Products	Key Applications
Coating Applications	• Ti-Pure® R902+ • Ti-Pure® R706 • Ti-Pure® R931 • Ti-Pure® R960 • Ti-Pure® Select 6200 • Ti-Pure® R746 • Ti-Pure® R741 • Ti-Pure® Select 6300

•    Easily dispersed universal grade

•    Blue undertone universal grade

•    Flat/matte finish coatings

•    High durability coatings

•    High dispersion, high durability

•    Slurry form universal grade

•    Slurry form of flat/matte finish grade

•    New, high efficiency flat/matte grade

Plastics Applications	• Ti-Pure® R101 • Ti-Pure® R103 • Ti-Pure® R104 • Ti-Pure® R105 • Ti-Pure® R350	• Polyolefin and chalking PVC • Urethane, rubber, ABS applications • High dispersion for polyolefin masterbatches • PVC and highly durable polyolefin • Semi-durable polyolefin and ABS

Paper and Laminates Applications	• Ti-Pure® T796+ • RPS Vantage®	• Light stable laminate papers • Coated paperboard, coated paper, filled sheet

As shown above, the product groups for which TiO2 is a critical input are coatings, plastics, and paper and laminates. In coatings, TiO2 is used to provide opacity, brightness and durability in industrial coatings. TiO2 is also used in coatings for home interiors and exteriors, automobiles, aircraft, machines, appliances, traffic paint and other special purpose coatings. In plastics, TiO2 is used to improve the optical and physical properties, including whiteness and opacity, in plastic items such as containers and packaging materials, and in vinyl products such as windows, doors and siding. TiO2 is also used to provide hiding power, neutral undertone, brightness and surface durability for plastic housewares, appliances, toys, computer cases and food packages. In paper, TiO2 is used to provide whiteness, brightness, opacity and color stability. TiO2 is also used in paper laminates as an opacifier to enable a vivid color palette in laminate furniture, flooring and cabinets that does not fade with exposure to sunlight.

TiO2 Industry Overview and Competitors

Worldwide effective capacity in 2014 was estimated to be approximately 6.8 million tons. This capacity base was sufficient to serve worldwide demand for TiO2 in 2014 of approximately 5.6 million tons.

The global TiO2 market in which we operate is highly competitive. Competition is based primarily on product price, quality and technical service. We face competition from producers using the chloride process as well as those using the sulfate process. Furthermore, due to the low cost of transporting TiO2, there is also competition between producers with production facilities located in different geographies, with the cost advantage belonging to the production facility that is closest to the customer.

In most regions of the world, we compete primarily against large multinational producers such as The National Titanium Dioxide Company, Ltd. (Cristal), Huntsman International LLC, Kronos Worldwide, Inc. and Tronox Limited. In recent years, manufacturing capacity of those multinational producers has only modestly increased, primarily due to de-bottlenecking of the industry’s existing production facilities.

In addition to these multinational producers, we also compete against numerous smaller producers, including Chinese producers, who have significantly expanded their TiO2 production capacity over the last decade. However, most Chinese producers primarily utilize the sulfate process to produce a product line that, while cost competitive in China, is suitable principally for lower-end applications. We believe that some local producers in China may be required over time to incur additional capital expenditures to meet increasing environmental standards. In fact, due to increasing concerns about pollution in China, the government has enacted the TiO2 Industry Access Conditions and the Environmental Protection Law which is scheduled to go into effect in 2015. These laws are expected to exert pressure on the heavily polluting small and medium-sized enterprises.

TiO2 is an approximately $15 billion annual market globally, as of 2011. Global growth in TiO2 demand tracks GDP growth in developed markets, but regional and application specific growth rates may vary depending on application technology, and the relative rate of growth in the housing, construction, automobile manufacturing, white goods and packaging industries.

Research and Development

Our research and development team has responsibility for improving chloride production processes, improving product quality and strengthening our competitive position by developing new applications. Our research and development efforts in titanium technologies are focused on the following areas:

•	Process technology innovations, which deliver cost efficiencies by lowering raw material and energy consumption and enhancing ore source flexibility, while effectively managing the impurities contained in those ores;

•	Process technology innovations that enable us to significantly increase the throughput capacity of current production lines at investment levels far below those of brownfield or greenfield lines;

•	Innovations based on the unique TiO2 particle formation capability of our chloride process which enable greater product differentiation relative to competitors; and

•	Improved product offerings to enable more efficient usage of TiO2 in our customers’ products, thereby resulting in lower cost or better product performance for our customers.

Raw Materials

The primary raw materials used in the manufacture of TiO2 are titanium-bearing ores, chlorine, calcined petroleum coke and energy. We source titanium-bearing ores from a number of suppliers around the globe, who are primarily located in Australia, South Africa, Canada and Madagascar. To ensure proper supply volume and to minimize pricing volatility, we generally enter into contracts in which volume is requirement-based and pricing is determined by a range of mechanisms structured to help us achieve competitive pricing relative to the market. To ensure availability of supply, we typically enter into long-term supply contracts and source our raw material from multiple suppliers across different regions and from multiple sites per supplier. Furthermore, we typically purchase multiple grades of ore from each supplier to limit our exposure to any single supplier for any single grade of ore. Historically, we have not experienced any problems renewing such contracts for raw materials or securing our supply of titanium-bearing ores. Nevertheless, when such contracts expire we may be subject to current market pricing for the underlying raw materials.

We encourage the development of ore sources by offering off-take agreements to suppliers. We also play an active role in ore source development around the globe, especially for those ores which can only be used by us, given the capability of our unique process technology. Supply chain flexibility allows for ore purchase and use optimization to manage short-term demand fluctuations and for long-term competitive advantage. Our process technology and ability to use lower grade ilmenite ore gives us the flexibility to alter our ore mix to the lowest cost configuration based on sales, demand and projected ore pricing. Lastly, we have taken steps to optimize routes for distribution and increase storage capacity at our production facilities.

We believe we are one of the largest merchant buyers of chlorine in the United States. Transporting chlorine is becoming increasingly costly due to its hazardous nature and we have taken steps to reduce our exposure to this expense. In 2011, we entered into an agreement with Occidental Chemical Corporation, a subsidiary of Occidental Petroleum Corporation, to construct an onsite chlor-alkali production facility at our Johnsonville location. The chlor-alkali production facility began operation in May 2014. Calcined petroleum coke is an important raw material input to our process. We source calcined petroleum coke from well-established suppliers in North America and China, typically under contracts that run multiple years to facilitate material and logistics planning through the supply chain. Pricing depends on various market factors including refinery crude quality trends and coal price. Distribution efficiency is enhanced through use of bulk ocean, barge and rail transportation modes.

Lastly, energy is another key input cost into TiO2 manufacturing process, representing approximately 10 percent of the production cost. Chemours has access to natural gas based energy at our four U.S. and Mexico TiO2 production facilities and Florida minerals plant, supporting advantaged energy costs given the low cost shale gas in the United States. We continually evaluate investments to replace aging coal- and oil-based steam supply assets with natural gas at our sites. Natural gas-based cogeneration of steam and electricity is being extended as part of the major expansion at one of our TiO2 production facilities.

Sales, Marketing and Distribution

We sell the majority of our products through our direct sales force located across 32 of the approximately 90 countries in which we sell. We also utilize third-party sales agents and distributors who are authorized to sell our products in the majorities of markets served.

TiO2 represents a significant raw material cost for our customers and as a result, purchasing decisions are often made by our customers’ senior management team. Our sales organization works to develop and maintain close relationships with key decision makers.

In addition, our sales team and technical service team work together to develop relationships with all layers of our customers’ organizations to ensure that we meet our customers’ commercial and technical requirements. When appropriate, we collaborate closely with customers to solve formulation or application problems by modifying product characteristics or developing new product grades.

To ensure an efficient distribution, we have a large fleet of railcars, which are predominantly used for outbound distribution of products (TiO2, TiC14 and coproducts of manufacture) in the United States and Canada. Lease terms are typically staggered, which provides us with a competitive cost position as well as flexibility to on-hire and off-hire containers in response to changes in market conditions. A dedicated logistics team, along with external partners, continually optimizes the assignment of our transportation equipment to product lines and geographic regions in order to maximize utilization and maintain an efficient supply chain.

Customers

Globally, we serve approximately 850 customers through our Titanium Technologies segment. In 2014, our ten largest Titanium Technologies customers accounted for approximately 30 percent of the segment’s sales. No single Titanium Technologies customer represented more than three percent of our sales in 2014. Our larger customers in the United States and Europe are typically served through direct sales and tend to have medium to long-term contracts. We serve our small- and mid-size customers through a combination of our direct sales and distribution network.

Our direct customers in Titanium Technologies are producers of decorative coatings, automotive and industrial coatings, polyolefin masterbatches, polyvinylchloride window profiles, engineering polymers, laminate paper, coatings paper and coated paperboard. We focus on developing long-term partnerships with key market participants in each of these sectors. We also deliver a high level of technical service to satisfy our customers’ specific needs, which helps us maintain strong customer relationships.

Seasonality

The demand for TiO2 is subject to moderate seasonality because certain applications, such as decorative coatings, are influenced by weather conditions or holiday seasons. As a result, our TiO2 sales volume is typically lowest in the first quarter, highest in the second and third quarters and moderate in the fourth quarter. This pattern applies to the entire TiO2 market, but may vary by region, country or application. It can also be altered by economic or other demand cycles.

Fluoroproducts Segment

Our Fluoroproducts segment creates products for high-performance applications across a broad array of industries and is the global leader in providing sustainable fluoroproducts, such as refrigerants and industrial fluoropolymer resins and derivatives. We own the well-known brands Freon® and Teflon®, which are used across multiple products and end markets, including consumer cookware, chemical processing industry and electronics/semiconductors.

Our Fluoroproducts segment is a global leader in providing most sustainable fluorine-based advanced materials solutions. Our Fluoroproducts segment was the pioneer of fluorine chemistry in the first half of the 20th century and has continued to develop leading and innovative fluoroproduct technologies. Consequently, we have strong market positions in fluorochemical gases, fluoropolymer resins, fluoromonomers, fluorotelomers, fluoroelastomers, coatings, films and membranes. The unique chemical properties of fluorine, including chemical and electrical resistance, thermal stability and low surface energy, make fluoroproducts suitable as critical inputs in many applications across a broad variety of industries, including refrigeration, automotive, aerospace, personal care, wire & cable and electronics. Our Teflon® brand is globally well recognized and used in a diverse array of product applications and licensing agreements with partners. The success of the Fluoroproducts segment is based on our core competencies of leadership in fluorine chemistry and materials science, market-driven application development and commercialization, customer and channel knowledge, proactive development of sustainable solutions, strong intellectual property rights, process development and process safety management. Our Fluoroproducts segment supplies customers from 17 dedicated production facilities around the world with approximately half of our sales in North America.

A breakdown of Fluoroproducts’ 2014 sales by region and product group is shown in the charts below:

2014 Sales by Region	2014 Sales by Product Group

History

Our Fluoroproducts segment was established in the first half of the 20th century, when DuPont pioneered the development of fluorine chemistry. Since then, DuPont has remained a leader in fluoroproduct innovation and continues to re-invent the category. We developed much of the science that makes air conditioning and refrigeration possible. Key milestones in the history of the Fluoroproducts segment are listed below:

1930: Freon® CFCs are first manufactured by DuPont in a JV with General Motors

1930s: DuPont commercializes Freon® CFCs and HCFCs

1938: DuPont scientists invent PTFE, the first fluoropolymer

1945: DuPont trademarks the fluoropolymer as Teflon®

1960s: Development of new technologies for fluoroplastics ion exchange membranes and fluorolubricants

1961: Cookware with DuPont Teflon® Nonstick Coatings was first introduced to retailers in the U.S.

1970s: DuPont identifies HFCs as a potential lower ozone depletion replacement for CFCs

1987: The Montreal Protocol details the phase out of CFCs/HCFCs over a 35-year period

1990s: DuPont commercializes HFCs to replace CFCs and HCFCs

2000s: DuPont introduces ISCEON® HFC blends as a drop-in replacement for HCFC

2006: The EU bans HFC-134a in car air conditioning starting 2012 and fully phased out in new cars by 2017

2007: DuPont and Honeywell jointly develop HFO-1234yf (Chemours brand Opteon® YF), as a low GWP HFC-134a replacement for car air conditioning

2011: First commercial shipment of Opteon® YF

2011: HFO-1336 foaming agent and liquid refrigerant development

2013: Low global warming HFO refrigerants are commercialized

Business

The Fluoroproducts segment’s specialty chemicals are critical for numerous industrial applications. We have established a global leadership position in fluoroproducts because of our leadership in fluorine chemistry and materials science, continuous innovation and market driven application development based on deep knowledge of our customers’ product needs.

We are cost competitive in our key markets due to our manufacturing expertise, scale and integrated global supply chain. We also benefit from the geographic proximity of our technical resources to key customers and our high quality product offering. Our strategy is to maximize productivity for our most mature product lines while investing differentially in higher growth, higher performance and more sustainable new fluoroproduct offerings.

Our integrated manufacturing process is shown in the chart below:

Fluorine chemistry is highly complex; however, as one of the pioneers of fluorine chemistry, we have decades of experience. To liberate elemental fluorine, we transform calcium fluorite (fluorspar ore) into hydrofluoric acid. Multiple chemical processes are then utilized to transform hydrofluoric acid into fluorochemicals, fluoroplastics, fluoropolymers, fluoromonomers, fluorotelomers, fluoroelastomers, films, membranes and coatings.

The manufacturing of fluoroproducts involves intermediates that are highly corrosive and hazardous in complex processes. We have an industry-leading safety culture and apply world-class technical expertise to ensure that our operations are run safely and reliably. These capabilities also enable us to continuously improve production yields, reduce unplanned downtime and increase our throughput, which in turn improves our overall manufacturing efficiency.

The high value, advanced materials created by Chemours enable global markets and industries to address challenging science and technology requirements where traditional chemicals and engineered materials break down or do not perform as effectively. Fluorine-based advanced materials have numerous beneficial properties including high chemical inertness, high temperature resistance, UV resistance, low friction properties, dielectric strength and non-flammability. Consequently, they are uniquely suited for markets such as cooling, refrigeration, lubrication, electrical insulation, non-stick coatings and fire suppression. For many applications, fluoroproducts provide significant performance and cost advantages over potential substitute products.

Our Fluoroproducts segment sells products through two principal groups: fluorochemicals and fluoropolymers, the key products and key applications for which are shown in the table below:

Fluoroproducts
Product Group	Key Products	Key Applications
Fluorochemicals	• ISCEON®, Freon®, Opteon® Refrigerants • Formacel® Foam Expansion Agents • Dymel® Aerosol Propellants • FM 200® Clean Agent Fire Extinguishants

•    Commercial Refrigeration

•    Refrigerated Transport

•    Residential, Commercial and Automotive Air Conditioning

•    Foam Expansion Agent for Construction

•    Propellants for Personal Care

•    Clean Agent Fire Suppression Systems for data rooms

Fluoropolymers

•    Teflon® PTFE Resins

•    Teflon® and Tefzel®Melt Processable Fluoropolymer Resins

•    Viton® Fluoroelastomers

•    Krytox® Performance Lubricants

•    Nafion® Ion Exchange Membranes

•    Teflon® Consumer and Industrial finishes

•    Capstone® and Teflon® Surface Active Agents

•    Aerospace Materials

•    Chemical Processing

•    Semiconductor Manufacturing

•    Telecom Wire and Cabling

•    Automotive Hoses, Gaskets

•    Sintered bearings lubrication

•    Chloralkali production

•    Non-stick Cookware

•    Upholstery

•    Industrial Bakeware

•    Surfactants in Paint

•    Fire Fighting Foams in Oil & Gas

Fluorochemicals

Our fluorocehmicals business is focused on two key strategies that relate to strong advocacy for more stringent environmental legislation. One, we introduce new IP-protected products into the market to meet new environmental regulations. Second, we focus on extracting maximum value from existing fluorochemical products that are being phased down.

Our fluorochemicals products include refrigerants, foam expansion agents, propellants and fire extinguishants.

Refrigerants include more than twenty fluorinated gases and liquids and blends; applications include automotive air conditioning, commercial refrigeration and refrigerated transport. We are the leading global refrigerants producer due to our ability to produce innovative products and we have been able to effectively transition from one product generation to the next over three significant waves in refrigerant technology.

Change in the refrigerants industry is primarily driven by environmental regulatory change. As new regulations are implemented, customers are required to transition to new products and technologies to meet tighter regulatory standards. Chemours was the first manufacturer of CFCs based refrigerants and has continued to stay at the forefront of industry and regulatory changes, proactively driving development and leading industry transitions to more sustainable technologies over time. We took a leadership role in the transition from ozone-depleting CFCs to less ozone-depleting HCFCs and were once again at the forefront in leading the industry transition from

HCFCs to non-ozone depleting HFCs as stipulated by the Montreal Protocol. Chemours currently produces both second generation HCFC products (such as HCFC-22) and third generation HFC products (such as ISCEON®). As a result of additional regulatory changes, the typically higher GWP HFCs are also gradually being phased down over time. In response, we have developed a fourth generation HFO platform, including HFO-1234yf (which Chemours markets and sells under the brand name Opteon® YF), an innovative, low-GWP refrigerant jointly developed by Chemours, through DuPont, and Honeywell International, Inc. in response to the European Union’s (EU) Mobile Air Conditioning (MAC) Directive. This patented technology is both zero ozone depleting and has very low GWP while keeping the functionality of HFCs. Even though the joint development activities resulted in a commercially available refrigerant satisfying the MAC Directive, the European Commission launched an investigation in 2011 and in October 2014, announced its preliminary view that the agreements between the companies regarding production may have hindered competition in violation of the EU’s antitrust laws. The Commission seeks fines and equitable relief to increase competition, including cessation of cooperation between the companies. Chemours and Honeywell have always marketed and sold the refrigerant separately and independently. Chemours, through DuPont, has complied at all times with applicable laws in the development and production of HFO-1234yf and plans to vigorously defend against the Commission’s allegations and preliminary conclusions. Chemours does not expect this matter to have a material impact on its results of operations.

Chemours’ proprietary Opteon® YF is a next generation automotive air conditioning refrigerants with lower cost per vehicle versus alternative low-GWP products. It is designed as a strong candidate to replace HFC-134a, the HFC automotive air conditioning refrigerant currently used in automotive air conditioning applications. Opteon® YF has 99.9 percent lower GWP than HFC-134a and well below the 150 GWP threshold required by the MAC Directive. It offers automotive manufacturers an optimal balance of performance, cost, energy efficiency and improved sustainability, especially under current regulatory trends in the EU, U.S. and Japan. ISCEON® is part of our third-generation HFC product family and serves as a drop-in replacement for HCFCs which are being phased out under the Montreal Protocol. ISCEON® enables the continued use of existing equipment with minimal downtime for retrofitting and the avoidance of costly equipment replacement. ISCEON® is patent protected and continues to be an important product for the Fluoroproducts segment.

Our future performance in refrigerants will be driven in part by our ability to successfully manage product line transitions by continuing to meet demand for products that are being phased down, while remaining a leader in the introduction of new, more sustainable, cost-effective and easy to implement solutions that allow customers to adopt products to meet new regulatory requirements. We have consistently demonstrated expertise in these core capabilities by developing sustainable technology trade secrets and patents.

Our Formacel® foam expansion agents (FEA) are used in a variety of construction, appliance, transportation, packaging and other applications in the thermoset and thermoplastic industries. We are developing a novel fourth generation foam expansion agent for polyurethane foams, HFO-1336mzz, which will be marketed as Formacel® 1100 foam expansion agent. The product not only has zero ozone depletion potential (ODP) and less than one percent of the GWP of the HFCs currently used in rigid polyurethane insulating foam, but is non-flammable and offers superior insulation performance compared to alternative technologies.

Chemours’ Dymel® propellants are used in a broad variety of applications including household products, such as hair sprays and air fresheners and industrial products, such as adhesives, spray paints and insulating foams. Our Dymel® propellants are used as safe alternatives to smog forming and volatile organic compounds (VOC) or flammable propellants. Due to their low VOC formulation potential, Dymel® 152a propellants enable manufacturers to comply with local, state and federal air quality standards.

Our clean agent fire extinguishants offer increased safety, non-conductivity, non-corrosiveness and the absence of residue upon usage. Because of these properties, they are preferred solutions for applications such as computer rooms, museums, hospitals, laboratories and airplanes where suppressing fire quickly while protecting people and assets is paramount. Our clean agent product lines are branded and include the leading FM-200® and FE-25™ trademarks.

We maintain strong positions in the markets for clean agents fire extinguishants and propellants due to our competitive cost position and leading regulatory and product stewardship.

Fluoropolymers

Our fluoropolymers business is an industry that grows mostly in line with GDP in developed markets and slightly above GDP in emerging markets. Fluoropolymers have a wide-variety of industrial and consumer applications including automotive, aerospace, wire and cable, cookware, apparel and coatings.

Our fluoropolymers products include a broad range of industrial fluoropolymer resins and diversified products such as Krytox® performance lubricants, Nafion® ion exchange membranes, Teflon® consumer and industrial finishes and Capstone® and Teflon® surface active agents.

Industrial fluoropolymer resins are used across a broad range of applications in various industries such as automotive, wire and cable, aerospace, semiconductors and chemical processing. Industrial fluoropolymer resins products fall into three principal product lines: Teflon® branded PTFE resins, melt processable fluoropolymers such as Teflon® branded fluorinated ethylene propylene and perfluoroalkoxy and Tefzel® branded ethylene-tetrafluoroethelyne fluoroplastics, and Viton® branded fluoroelastomers.

In general, Chemours has strong leadership positions in high-end fluoroplastic product lines used in high-value applications, many of which require specification with industrial customers. We continue to introduce differentiated offerings to meet customers’ critical needs. Our ECCtreme™ ECA 3000 fluoroplastic resin is an industry-changing class of high-temperature perfluoroplastic (HTP) that combines the beneficial properties of typical perfluoroplastics with the potential capability to maintain operational performance under extreme temperatures and extreme conditions. The first of its kind, ECCtreme™ ECA 3000 fluoroplastic resin, the first thermoplastic with a UL® certification for continued use above 300°C addresses the demand for HTPs in sustainable energy production, particularly in wire and cable applications.

Industrial products developed with Teflon® fluoroplastic resins have exceptional resistance to high temperatures, corrosion and stress cracking. The properties of Teflon® make it the preferred solution for many industrial applications and different processing techniques. Teflon® continues to have strong brand recognition and customer preference due to its unique properties, which will drive growth in branded fluoropolymer offerings. Chemours’ industrial fluoroplastic resins business includes a broad range of PTFE applications and a portion of the branded Teflon® franchise, principally Teflon® films and numerous other industrial applications, such as automotive, cabling materials, aerospace and renewable energy. PTFE is a versatile industrial fluoropolymer resin and its various grades are used in both specialized and lower-end product applications. For lower-end applications such as stock shapes for chemical processing equipment, PTFE is a commodity product. For higher-end applications such as aerospace, PTFE is formulated to provide distinct performance characteristics and is a specialty product.

Viton®, our leading fluoroelastomer, is used to improve systems durability, minimize systems downtime and repair seal failures because of its high chemical and temperature resistance. It is the most specified fluoroelastomer for fuel system seals and hoses, O-rings and gaskets in automotive applications.

In the industrial fluoropolymer resins market, product differentiation, and productivity are becoming increasingly important to our success. Going forward, the industrial fluoropolymer resins business will continue to focus on commercializing higher-end products and branded offerings at a premium price while also prioritizing manufacturing productivity through process innovation.

With Krytox® Performance Lubricants, Chemours is one of the global leaders in the perfluoropolyether (PFPE) oils and greases markets. Krytox® offers a combination of outstanding lubrication and highly desirable chemical properties that increase the service life and productivity of industrial machinery and components in the automotive and aerospace industries. Krytox® oils and greases are nontoxic, can be regenerated and last longer than conventional lubricants. They are also non-flammable, chemically inert and maintain their lubricity and viscosity in extreme low or high temperatures and humidity.

We are one of the global leaders in the ion exchange perfluorinated membranes market through our ion-exchange product, Nafion®. Our membranes offer high conductivity to cations, chemical resistance and resistance to high operating temperature. The primary application for Nafion® is production of chlorine and caustic soda by electrolysis. This has become the preferred method for chlorine and caustic soda production because of its significant operating cost advantages over older mercury and diaphragm technologies.

Fluoropolymers business also includes our globally recognized Teflon® branded line of finishes, which are, for example, used as coatings in the manufacturing of easy-to-clean, non-stick cookware. The brand is also used in conjunction with our industrial finishes, as well as fluoroadditives, which are used in textiles to provide oil and water repellency and in paints to provide easy-to-clean functionality. Our broad family of surface active agents includes fluoroadditives, repellants and surfactants commercialized under the Capstone® and Teflon® trademarks. They are used in a wide variety of industries and applications around the world such as fluorosurfactants in architectural paint.

Industry Overview and Competitors

Our Fluoroproducts segment is the global leader in providing sustainable, fluorine-based, advanced material solutions. Our Fluoroproducts segment competes against a broad variety of global manufacturers, including Honeywell, Arkema, Mexichem, Daikin, Solvay and Dyneon, as well as local Chinese and Indian manufacturers. We have a leadership position in fluorine chemistry and materials science, a broad scope and scale of operations, market driven application development and deep customer knowledge.

Chemours has global leadership positions in a number of fluoroproduct categories as set forth in the table below:

Fluoroproducts Leadership Positions
Product Group	Position	Key Applications	Key Competitors
Fluorochemicals	#1 Globally	Refrigeration and Air conditioning	Honeywell, Arkema, Mexichem, Dongyue, Juhua

Fluoropolymers	#1 Globally	Diversified industrial applications	Daikin, 3M, Solvay, Asahi Glass Company, Dongyue, Chenguang, Whitford

We believe the size of the global fluoroproducts end markets that we serve was approximately $10 to $12 billion in 2014. We believe the fluoroproducts demand growth in developed markets is in line with global GDP, whereas demand growth in emerging markets is higher than GDP. Developed markets represent the largest fluoroproducts markets today. Emerging markets and especially China present the largest potential growth markets driven primarily by the emergence of a very large middle class and the increasing demand for consumer electronics, telecommunications, automobiles, refrigerators, air conditioners and an expanding infrastructure, all of which require fluoroproducts to operate effectively.

Research and Development

Our Fluoroproducts segment conducts R&D at dedicated research facilities, technical service labs and production facilities. We have 11 research and technical service locations in the U.S., Europe and Asia Pacific, with the highest concentration of researchers in Wilmington, Delaware.

Our current R&D focus is on the implementation of asset productivity programs and the development of new products for sustainable growth. Fluorochemicals’ R&D efforts are focused on low global warming alternatives for HFCs. Product development, process development, and application all revolve around low global warming alternatives for HFCs. Fluoropolymers’ R&D efforts are focused on existing plant productivity and new product generation. Areas of new product generation include fluoropolymers, oil and water repellants, surfactants, ion exchange membranes, and lubricants. A deep understanding of our customers is at the core of our innovation process.

Raw Materials

The primary raw materials required to support the Fluoroproducts segment are fluorspar, chlorinated organics, chlorinated inorganics, hydrofluoric acid and vinylidene fluoride. Fluorspar is available in many countries and not concentrated in any particular region.

Our supply chains are designed for maximum competitiveness through advantaged sourcing of key raw materials. Starting with our sourcing agreements, we use a mixture of fixed and market-based pricing and we engage in long-term supply contracts to ensure a reliable supply of raw materials. Although the fluoroproduct industry has historically relied primarily on fluorspar exports from China, Chemours has diversified its sourcing through multiple geographic regions and suppliers to ensure a stable and cost competitive supply. The current supply agreements are generally in effect through 2020.

Fluoroproducts raw material needs are covered by contracts with terms that span from two to ten years, except for the purchase for resale from China that are negotiated on a monthly basis. Most qualified Fluorspar sources have market based pricing.

Sales, Marketing and Distribution

With more than 85 years of innovation and development in fluorine science, our technical, marketing and sales teams around the world have deep expertise in our products and their end-uses and work with customers to select the appropriate fluoroproducts to meet their performance needs. We sell our products through direct channels and through resellers. Selling agreements vary by product line and markets served and include both spot pricing arrangements and longer term contracts with a typical duration of one-year.

We maintain one of the largest fleets of railcars, tank trucks and containers in the fluoroproducts industry. For the portion of the fleet that is leased, related lease terms are usually staggered, which provides us with a competitive cost position as well as the ability to adjust the size of our fleet in response to changes in market conditions. A dedicated logistics team, along with external partners, continually optimizes the assignment of our transportation equipment to product lines and geographic regions in order to maximize utilization and flexibility of the supply chain.

Customers

We serve thousands of customers and distributors globally and in many instances these commercial relationships have been in place for decades. No single Fluoroproducts customer represented more than 10 percent of our sales in 2014.

Seasonality

Seasonality in Fluorochemicals sales is driven by increased demand for residential, commercial and automotive air conditioning in the spring. This demand peaks in the summer months and declines in the fall and winter. Commercial refrigeration demand is fairly steady throughout the year, but demand is slightly higher during the summer months. There is no significant seasonality for Fluoropolymers as demand is consistent throughout the year. Slight increases in demand are typical during construction season (e.g. warmer months).

Chemical Solutions Segment

Our Chemical Solutions segment comprises a diverse portfolio of industrial and specialty chemical businesses primarily operating in the Americas. Chemical Solutions’ products are used by a diverse group of industries in which they serve as important raw materials and effect chemicals for industries including, among others, gold production, oil refining agriculture and industrial polymers. We are the leading provider of several Chemical Solutions products, including cyanide and sulfuric acid. Chemical Solutions generates value through the use of market leading manufacturing technology, safety performance and product stewardship, and differentiated logistics capabilities.

Chemical Solutions operates at 12 dedicated production facilities, which are concentrated in North America. Chemical Solutions sells our products and solutions through three primary product groups: Cyanides, Sulfur Products, and Performance Chemicals & Intermediates. Performance Chemicals & Intermediates business includes a number of product lines including Clean & Disinfect chemicals, Aniline, Methylamines and Reactive Metals. A breakdown of Chemical Solutions’ 2014 sales by region and primary product groups is shown in the charts below.

2014 Sales by Region	2014 Sales by Product Group

Business

The industrial and specialty chemicals produced by our Chemical Solutions segment are important raw materials for a wide range of industries and end markets. We hold a long standing reputation for high quality and the safe handling of hazardous products such as sodium cyanide and sulfuric acid. We believe that we have leading cost positions in cyanides, sulfur products and our clean & disinfect products. We believe that our costs positions in these products are the result of our process technology, manufacturing scale, efficient supply chain and proximity to large customers. Our Chemical Solutions segment also holds, and occasionally licenses, what we believe to be the leading process technologies for the production of aniline, a key building block for polyurethanes, and for hydrogen and sodium cyanide, which are used in industrial polymers and in gold production.

Our Chemical Solutions segment consists of three primary product groups, the key products and key applications for which are summarized as follows:

Chemical Solutions
Product Group	Key Products	Key Applications
Cyanides	• Sodium Cyanide • Hydrogen Cyanide • Potassium Cyanide	• Gold and Silver Mining • Acrylics • Plating/Pharmaceuticals
Sulfur Products	• Non-Fuming Sulfuric Acid • Spent Acid Regeneration • Sulfur Derivatives — Oleums, SO3, Chlorosulfonic Acid (CSA)	• Refining • Chemicals, Paper, Metal Water Treatment • Surfactants, Personal Care
Performance Chemicals & Intermediates
	• Chlorine Dioxide • Virkon® Disinfectants • Glycolic Acid • Oxone® Chlorine free oxidizer —	• Water Sanitation and Treatment, Oil and Gas • Animal and Human Health, Bio-security • Industrial Cleaning • High Purity Anti-aging Ingredient • Pool and Spa care
	• Aniline • Nitrobenzene • Nitric Acid	• MDI (methylene diphenyl disocyanate) for Rigid Polyurethane Foam for Construction and Refrigerators Insulation • Rubber Chemicals, Dyes and Pigments
	• Amines — MMA, DMA, TMA • Amides — MMF, DMF • DMAc • DMS • Vazo® Azo Free Radical Initiator —	• Agricultural Chemicals • Water Treatment Chemicals • Oil and Gas Drilling • Electronics • Industrial Solvents • Surfactants, Fabric Softeners
	• Sodium Metal • Lithium Metal	• Pulp and Paper, Titanium, Silicon • Life Sciences, Batteries • Bio-Diesel

Cyanides

The principal product of our Cyanides product group is solid sodium cyanide, of which we are a leading producer in the Americas. Solid sodium cyanide is primarily sold for gold and silver production because it is the most efficient and lowest cost method to leach ore. Among the on-purpose producers of solid sodium cyanide, we hold a superior delivered-cost position in the Americas primarily due to higher hydrogen cyanide yields, attractive raw material cost (ammonia and natural gas), economies of scale and close proximity to our customer base. Though sodium cyanide only represents two to three percent of ore extraction cost, it is essential to the ore extraction process. Demand for solid sodium cyanide in the Americas has increased substantially over the last decade because of increased gold mining activity due to the region’s structurally lower ore and refining costs, and resulting increases in production.

Our leading position in cyanides is attributable to our proprietary advanced technological capabilities in next-generation hydrogen cyanide and sodium cyanide manufacturing, best-in-class product stewardship and global distribution capabilities. Our ability to source and produce locally coupled with our strong distribution capabilities through strategically located warehouses, re-packing terminals and differentiated packaging are key differentiators. In addition, our reputation for supply safety is highly valued by our customers. Since operations began approximately 60 years ago, the cyanides business has had a leading safety record, lending confidence to customers that our products will be delivered safely.

Sulfur Products

The U.S.-based Sulfuric Acid Products product group is a leading producer of both non-fuming sulfuric acid products and higher value sulfur derivative products (HVSDs) such as oleum, sulfur trioxide and chlorosulfonic acid. We also provide spent acid regeneration and sulfur gas recovery services to the oil refining industry, where our merchant regeneration capacity is ranked #1 and #2 in the U.S. Northeast and Gulf Coast, respectively. Non-fuming sulfuric acid is one of the most produced chemicals in the world by volume and it is an input in a broad range of industrial applications including inorganic and organic chemicals, catalysts, paper, water treatment and chemical process water removal. HVSDs are primarily used in surfactants, flame retardants and shampoos. As part of our suite of services, our Sulfur Products business offers customers the option to transport spent sulfuric acid back to us to be recovered and regenerated.

Our Sulfur Products operations rely on an advantaged supply chain that leverages multiple cost-competitive U.S. plant sites, best-in-class process technology via our Acid Technology Center and deep and long-held customer relationships. We are the industry leader in acid plant reliability and provide our customers with a secure supply of sulfuric acid and HVSDs.

Performance Chemicals & Intermediates

Performance Chemicals & Intermediates business manufactures a wide range of products including Clean & Disinfect chemicals, Aniline, Methylamines and Reactive Metals. Clean & Disinfect chemicals consist of chlorine dioxide (ClO2), disinfectants, glycolic acid and Oxone®. These chemicals have leading positions in a number of segments including animal production bio-security through our Virkon® products, household and industrial cleaning solutions through our glycolic acid and Oxone® products and water disinfection through our ClO2 offerings. Clean & Disinfect chemicals are well positioned to take advantage of potential growth in each of these end markets due to our technological expertise, product pipeline and broad global market access through our network of channel partners. Aniline is a critical raw material in methylene diphenyl diisocyanate (MDI) production, an essential component of polyurethane. Besides use in MDI production, aniline is used in rubber processing chemicals, specialty aramid fibers such as aromatic polyamide, agricultural chemicals such as amide herbicides, dyes and pigments. In Methylamines we provide key industries, including water treatment, agricultural chemicals and specialty fibers, a reliable domestic source of primary amines and the only domestic source for amides, dimethyleacetamide, dimethylformamide and dimethylsulfate in the U.S. In the Asia-Pacific region, Methylamines business primarily serves the specialty fibers and electronics segments. Methylamines business also manages the manufacture and sales of Vazo®, azo free radical initiators, which are used in a range of chemical processes. We are the leading North American sodium metal producer serving the silicon, titanium, pulp and paper industries. We also produce lithium metal, which is sold for the production of butyl lithium.

Chemical Solutions Leadership Positions
Product (Product Group)	Position	Key Applications	Key Competitors
Cyanides	#1 in Solid Sodium Cyanide in Americas	Gold Production	Orica, Cyanco, Samsung

Sulfur Products	#1 in Spent Acid Regeneration in U.S. Northeast Region #2 in Spent Acid Regeneration in U.S. Gulf Coast Region	Refining	Ecoservices, Chemtrade

Performance Chemicals & Intermediates	Leading positions in U.S. in number of products e.g.
	Chlorine Dioxide	Water treatment	Evoqua, OxyChem
	Glycolic Acid	Household, institutional and industrial cleaning, Personal care	CABB, Taicang Xinmao
	Oxone®	Recreational Water treatment, dentures cleaning	United Initiators

Research and Development

The Chemical Solutions research and development team is primarily focused on developing and improving chemical production processes to improve asset safety, sustainability, capacity, productivity and product quality. The team also supports, from time to time, the licensing of proprietary technologies to generate incremental profitability and improving asset productivity across all businesses. The segment’s new product research and development is limited and highly focused.

Raw Materials

Key raw materials for Chemical Solutions include ammonia, methanol, sulfur, natural gas, formaldehyde, hydrogen and caustic soda. We source raw materials from global and regional suppliers where possible and maintain multiple supplier relationships to protect against supply disruptions and potential price increases. To further mitigate the risk of raw material availability and cost fluctuation, Chemical Solutions has also taken steps to optimize routes for distribution, increase the storage capacity at our production facilities, lock-in long-term contracts with key suppliers and increase the number of customer contracts with raw material price pass-through terms. We do not believe that the loss of any particular supplier would be material to our business.

Sales, Marketing and Distribution

Our technical, marketing and sales teams around the world have deep expertise with our products and their end markets. We predominantly sell directly to customers, although we do also use a network of distributors for specific product lines and geographies. Sales may take place through either spot transactions or via long-term contracts.

Most of Chemical Solutions’ raw materials and products can be delivered by efficient bulk transportation. As such, we maintain one of the largest fleets of railcars, tank trucks and containers in the chemicals industry. For the portion of the fleet that is leased, related lease terms are usually staggered, which provides us with a competitive cost position as well as the ability to adjust the size of our container fleet in response to changes in market conditions. A dedicated logistics team, along with external partners, continually optimizes the assignment of our transportation equipment to product lines and geographic regions in order to maximize utilization and flexibility of the supply chain.

The strategic placement of our production facilities in locations designed to serve our key customer base gives us robust distribution capabilities.

Customers

Our Chemical Solutions segment focuses on developing long-term partnerships with key market participants. Many of our commercial and industrial relationships have been in place for decades and are based on our proven value proposition of safely and reliably supplying our customers with the materials needed for their operations. Our reputation and long-term track record is a key competitive advantage as several of the products’ end users demand the highest level of excellence in safe manufacturing, distribution, handling and storage. Chemical Solutions has Department of Transportation Special Permits and Approvals in place for distribution of various materials associated with each of our business lines as required. Our Chemical Solutions segment serves several hundred customers globally. Only one Chemical Solutions customer represented approximately 10 percent of segment sales in 2014.

Seasonality

Our sales are subject to minimal seasonality. Our Sulfur Products business is influenced by seasonal fluctuations as in the warmer summer months we typically sell a higher volume of acid due to oil refinery customers operating at higher capacities.

Chemours Intellectual Property

Intellectual property, including trade secrets, certain patents, trademarks, copyrights, know-how and other proprietary rights, is a critical part of maintaining our technology leadership and competitive edge. Our business strategy is to file patent and trademark applications globally for proprietary new product and application development technologies. We hold many patents, particularly in our Fluoroproducts segment, as described herein. These patents, including various patents that expire during the period of 2015 to 2034, in the aggregate, are believed to be of material importance to our business. However, we believe that no single patent (or related group of patents) is material in relation to our business as a whole. In addition, particularly in our Titanium Technologies segment, we hold significant intellectual property in the form of trade secrets and, while we believe that no single trade secret is material in relation to our combined business as a whole, we believe they are material in the aggregate. Unlike patents, trade secrets do not have a predetermined validity period, but are valid indefinitely, so long as their secrecy is maintained. We work actively on a global basis to create, protect and enforce our intellectual property rights. The protection afforded by these patents and trademarks varies based on country, scope of individual patent and trademark coverage, as well as the availability of legal remedies in each country. Although certain proprietary intellectual property rights are important to the success of our company, we do not believe that we are materially dependent on any particular patent or trademark. We believe that securing our intellectual property is critical to maintaining our technology leadership and our competitive position, especially with respect to new technologies or the extensions of existing technologies. Our proprietary process technology is also a source of incremental income through licensing arrangements.

Our Titanium Technologies segment in particular relies upon unpatented proprietary knowledge and continuing technological innovation and other trade secrets to develop and maintain our competitive position in this space. Our proprietary chloride production process is an important part of our technology and our business could be harmed if our trade secrets are not maintained in confidence. In our Titanium Technologies intellectual property portfolio, we consider our trademark Ti-Pure® to be a valuable asset and have registered this trademark in a number of countries.

Our Fluoroproducts segment is the technology leader in the markets in which it participates. We have one of the largest patent portfolios in the fluorine derivatives industry. In our Fluoroproducts intellectual property portfolio, we consider our Suva®, ISCEON®, Freon®, Opteon®, Teflon®, Tefzel®, Viton®, Krytox®, Formacel®, Dymel®, FM 200®, Nafion® and Capstone®, trademarks to be valuable assets.

Our Chemical Solutions segment is a manufacturing and application development technology leader in a majority of the markets in which it participates. In our Chemical Solutions intellectual property portfolio, we consider our Virkon® and Oxone® trademarks to be valuable assets. Trade secrets are one of the key elements of our intellectual property security in Chemical Solutions as most of the segment’s manufacturing and application development technologies are no longer under patent coverage.

Please also see the section entitled “Our Relationship with DuPont Following the Distribution” for a description of the material terms of the intellectual property license arrangements that we intend to enter into with DuPont prior to the consummation of the separation and distribution.

Chemours Production Facilities and Technical Centers

Our corporate headquarters are in [—], [—], and we will maintain a global network of production facilities and technical centers located in cost-effective and strategic locations. We will also use contract manufacturing and joint venture partners in order to provide regional access or to lower manufacturing costs as appropriate. The following chart lists our production facilities:

Production Facilities
	Titanium Technologies	Fluoroproducts	Chemical Solutions	Shared Locations
North America	• Edge Moor, DE • DeLisle, MS • New Johnsonville, TN • Starke, FL (Mine)	• El Dorado, AR(1) • Elkton, MD(1) • Louisville, KY • Fayetteville, NC • Deepwater, NJ • Corpus Christi, TX • LaPorte, TX(2) • Washington, WV • Maitland, Canada	• Red Lion, DE(1) • Wurtland, KY • Burnside, LA • Morses Mill, NJ(1) • Niagara, NY • Fort Hill, OH • N. Kingstown, RI(1) • Memphis, TN • Beaumont, TX • Borderland, TX(1) • James River, VA	• Pascagoula, MS (Chemical Solutions and Fluoroproducts)(3) • Belle, WV (Chemical Solutions and Fluoroproducts)(3)
EMEA		• Mechelen, Belgium • Villers St. Paul, France(1) • Dordrecht, Netherlands • Malmo, Sweden	• Sudbury, UK

Production Facilities
	Titanium Technologies	Fluoroproducts	Chemical Solutions	Shared Locations
Latin America	• Altamira, Mexico	• Barra Mansa, Brazil(2)
Asia Pacific	• Kuan Yin, Taiwan	• Changshu, China • Chiba, Japan (Joint Venture) • Shimizu, Japan (Joint Venture)

(1)	Leased from third party.
(2)	Leased from DuPont.
(3)	Shared facility between the Chemical Solutions and Fluoroproducts segments.

We have technical centers and R&D facilities located at number of our production facilities. We also maintain standalone technical centers to serve our customers and provide technical support. The following chart lists our standalone technical centers:

Technical Centers
Region	Titanium Technologies	Fluoroproducts	Chemical Solutions	Shared Locations
North America		• Akron, OH(2)		• Wilmington, DE (All Segments)(2), (3)

EMEA	• Moscow, Russia(1)	• Mantes, France(1) • Meyrin, Switzerland(2)

Latin America	• Paulinia, Brazil(2) • Mexico City, Mexico(1)

Asia Pacific		• Utsonomyia, Japan(2)		• Shanghai, China(2) (All Segments)

(1)	Leased from third party.
(2)	Leased from DuPont.
(3)	There are two facilities in this location.

Chemours’ plants and equipment are maintained and in good operating condition. Chemours believes it has sufficient production capacity for its primary products to meet demand in 2015. Properties are primarily owned by Chemours; however, certain properties are leased. No title examination of the properties has been made for the purpose of this report and certain properties are shared with other tenants under long-term leases.

Chemours recognizes that the security and safety of its operations are critical to its employees, community, and to the future of Chemours. Physical security measures have been combined with process safety measures (including the use of inherently safer technology), administrative procedures and emergency response preparedness into an integrated security plan. Prior to the separation, DuPont conducted vulnerability assessments at operating facilities in the U.S. and high priority sites worldwide and identified and implemented appropriate measures to protect these facilities from physical and cyber-attacks. Chemours intends to conduct similar vulnerability assessments periodically post-separation. Chemours is partnering with carriers, including railroad, shipping and trucking companies, to secure chemicals in transit.

Chemours Employees

We have approximately 9,000 employees, approximately 32 percent of whom are represented by unions. Management believes its relations with its employees to be good.

Regulatory

Chemours operates in a constantly evolving regulatory environment and we are subject to numerous and varying regulatory requirements for our operations and end products. It is our practice to identify potential regulatory risks early in the research and development process and manage them proactively throughout the product lifecycle through use of routine assessments, protocols, standards, performance measures and audits. Governing bodies regularly issue new regulations and changes to existing regulations and we have implemented global systems and procedures designed to ensure compliance with existing laws and regulations.

We continuously analyze and improve our practices, processes and products to reduce their risk and impact through the product life cycle. For example, in 2013, we met our commitment to no longer make, use or buy perfluorooctanoic acid (PFOA) by 2015, two years ahead of the U.S. EPA PFOA Stewardship Program.

We work collaboratively with a number of stakeholder groups including government agencies, trade associations and non-governmental organizations to proactively engage in federal, state, and international public policy processes ranging from climate change to chemical management. We also have ongoing interactions with our suppliers, carriers, distributors, and customers to achieve similar product stewardship.

Environmental Matters

Chemours’ global manufacturing, product handling and distribution facilities are subject to a broad array of environmental laws and regulations. Such rules are subject to change by the implementing governmental agency, and Chemours monitors these changes closely. Company policy requires that all operations fully meet or exceed legal and regulatory requirements. In addition, Chemours implements voluntary programs to reduce air emissions, minimize the generation of hazardous waste, decrease the volume of water use and discharges, increase the efficiency of energy use and reduce the generation of persistent, bioaccumulative and toxic materials. Management has noted a global upward trend in the amount and complexity of proposed chemicals regulation. The costs to comply with complex environmental laws and regulations, as well as internal voluntary programs and goals, are significant and will continue to be significant for the foreseeable future. Annual expenditures are expected to continue to increase in the near future; however, they are not expected to vary significantly from the range of such expenditures experienced in the past few years. Longer term, expenditures are subject to considerable uncertainty and may fluctuate significantly.

Climate Change

Chemours believes that climate change is an important global issue that presents risks and opportunities. Expanding upon significant global greenhouse gas (GHG) emissions and other environmental footprint reductions made in the period 1990-2004, Chemours reduced its environmental footprint achieving in 2013 reductions of 19 percent in GHG emissions and six percent in water consumption versus our 2004 baselines. Chemours continuously evaluates opportunities for existing and new product and service offerings in light of the anticipated demands of a low-carbon economy. About $145 million of Chemours’ 2014 revenue was generated from sales of products that help direct and downstream customers reduce GHG emissions.

Legislative efforts to control or limit GHG emissions could affect Chemours’ energy source and supply choices as well as increase the cost of energy and raw materials derived from fossil fuels. Such efforts are also anticipated to provide the business community with greater certainty for the regulatory future, help guide investment decisions, and drive growth in demand for low-carbon and energy-efficient products, technologies, and services. Similarly, demand is expected to grow for products that facilitate adaptation to a changing climate.

At the national and regional level, there are existing efforts to address GHG emissions. Several of Chemours’ facilities in the EU are regulated under the EU Emissions Trading Scheme. China has begun pilot programs for trading of GHG emissions in selected areas and South Korea will begin to implement its emission trading scheme in 2015. In the EU, U.S. and Japan, policy efforts to reduce the GHG emissions associated with gases used in refrigeration and air conditioning create market opportunities for lower GHG solutions. The current unsettled policy environment in the U.S. adds an element of uncertainty to business decisions particularly those relating to long-term capital investments. If in the absence of federal legislation, states were to implement programs mandating GHG emissions reductions, Chemours, its suppliers and customers could be competitively disadvantaged by the added costs of complying with a variety of state-specific requirements.

In 2010, EPA launched a phased-in scheme to regulate GHG emissions first from large stationary sources under the existing Clean Air Act permitting requirements administered by state and local authorities. As a result, large capital investments may be required to install Best Available Control Technology on major new or modified sources of GHG emissions. This type of GHG emissions regulation by EPA, in the absence of or in addition to federal legislation, could result in more costly, less efficient facility-by-facility controls versus a federal program that incorporates policies that provide an economic balance that does not severely distort markets. Differences in regional or national legislation could present challenges in a global marketplace highlighting the need for coordinated global policy action. In 2013 EPA proposed more stringent regulations for new Electric Generating Units (EGU’s) that may affect the long-term price and supply of electricity. The precise impact is uncertain.

Legal Proceedings

Chemours is subject to various litigation matters, including, but not limited to, product liability, antitrust claims, and claims for third party property damage or personal injury stemming from alleged environmental or other torts.

Pursuant to the Separation Agreement, Chemours indemnifies DuPont against certain liabilities, including the litigation and environmental liabilities discussed below that arose prior to the distribution. The term of this indemnification is indefinite and includes defense costs and expenses, as well as monetary and non-monetary settlements and judgments. Also, pursuant to the Separation Agreement, Chemours indemnifies DuPont against liabilities that may arise in the future in connection with the Chemours business, including environmental, tax and product liabilities. For additional information see Note 17 to the Combined Financial Statements.

Litigation

Asbestos

At December 31, 2014, there were about 2,500 lawsuits pending against DuPont alleging personal injury from exposure to asbestos. These cases are pending in state and federal court in numerous jurisdictions in the United States and are individually set for trial. Most of the actions were brought by contractors who worked at sites at some point between 1950 and the 1990s. A small number of cases involve similar allegations by DuPont employees. A limited number of the cases were brought by household members of contractors and DuPont employees. Finally, certain lawsuits allege personal injury as a result of exposure to DuPont products. At December 31, 2014, Chemours had an accrual of $38 million related to this matter. Management believes it is remote that Chemours would incur losses in excess of the amounts accrued in connection with this matter.

PFOA: Environmental and Litigation Proceedings

Chemours used PFOA (collectively, perfluorooctanoic acids and its salts, including the ammonium salt), as a processing aid to manufacture some fluoropolymer resins at various sites around the world including its

Washington Works plant in West Virginia. At December 31, 2014, Chemours had an accrual of $14 million related to this matter.

The accrual includes charges related to DuPont’s obligations under agreements with the EPA and voluntary commitments to the New Jersey Department of Environmental Protection. These obligations and voluntary commitments include surveying, sampling and testing drinking water in and around certain company sites and offering treatment or an alternative supply of drinking water if tests indicate the presence of PFOA in drinking water at or greater than the national Provisional Health Advisory.

Drinking Water Actions

In August 2001, a class action, captioned Leach v. DuPont, was filed in West Virginia state court alleging that residents living near the Washington Works facility had suffered, or may suffer, deleterious health effects from exposure to PFOA in drinking water.

DuPont and attorneys for the class reached a settlement in 2004 that binds about 80,000 residents. In 2005, DuPont paid the plaintiffs’ attorneys’ fees and expenses of $23 million and made a payment of $70 million, which class counsel designated to fund a community health project. Chemours, through DuPont, funded a series of health studies which were completed in October 2012 by an independent science panel of experts (the C8 Science Panel). The studies were conducted in communities exposed to PFOA to evaluate available scientific evidence on whether any probable link exists, as defined in the settlement agreement, between exposure to PFOA and human disease.

The C8 Science Panel found probable links, as defined in the settlement agreement, between exposure to PFOA and pregnancy-induced hypertension, including preeclampsia; kidney cancer; testicular cancer; thyroid disease; ulcerative colitis; and diagnosed high cholesterol.

In May 2013, a panel of three independent medical doctors released its initial recommendations for screening and diagnostic testing of eligible class members. In September 2014, the medical panel recommended follow-up screening and diagnostic testing three years after initial testing, based on individual results. The medical panel has not communicated its anticipated schedule for completion of its protocol. Through DuPont, Chemours is obligated to fund up to $235 million for a medical monitoring program for eligible class members and, in addition, administrative cost associated with the program, including class counsel fees. In January 2012, Chemours, through DuPont, put $1 million in an escrow account to fund medical monitoring as required by the settlement agreement. The court appointed Director of Medical Monitoring has established the program to implement the medical panel’s recommendations and the registration process, as well as eligibility screening, is ongoing. Diagnostic screening and testing has begun and associated payments to service providers are being disbursed from the escrow account.

In addition, under the settlement agreement, DuPont must continue to provide water treatment designed to reduce the level of PFOA in water to six area water districts, including the Little Hocking Water Association (LHWA), and private well users.

Class members may pursue personal injury claims against DuPont only for those human diseases for which the C8 Science Panel determined a probable link exists. At December 31, 2014, there were approximately 2,900 lawsuits filed in various federal and state courts in Ohio and West Virginia, an increase of about 2,800 over December 31, 2013. In accordance with a stipulation reached in the third quarter 2014 and other court procedures, these lawsuits have been or will be served and consolidated in multi-district litigation in Ohio federal court (MDL). Based on information currently available to the company the majority of the lawsuits allege personal injury claims associated with high cholesterol and thyroid disease from exposure to PFOA in drinking water. At December 31, 2014, there were 27 lawsuits alleging wrongful death. In 2014, six plaintiffs from the MDL were selected for individual trial. The first trial is scheduled to begin in September 2015, and the second in

November 2015. Chemours, through DuPont, denies the allegations in these lawsuits and is defending itself vigorously. No claims have been dismissed, settled or resolved during the periods presented.

Additional Actions

An Ohio action brought by the LHWA is ongoing. In addition to general claims of PFOA contamination of drinking water, the action claims “imminent and substantial endangerment to health and or the environment” under the Resource Conservation and Recovery Act (RCRA). In the second quarter 2014, DuPont filed a motion for summary judgment and LHWA moved for partial summary judgment. In the first quarter of 2015, the court granted in part and denied in part both parties’ motions. As a result, the litigation process will continue with respect to certain of the plaintiff’s claims.

While it is probable that Chemours will incur costs related to the medical monitoring program discussed above, such costs cannot be reasonably estimated due to uncertainties surrounding the level of participation by eligible class members and the scope of testing.

Chemours believes that it is reasonably possible that it could incur losses that could be material in the period recognized with respect to the other PFOA matters discussed above. However, a range of such losses, if any, cannot be reasonably estimated at this time due to the uniqueness of the individual MDL plaintiff’s claims and Chemours’ defenses to those claims both as to potential liability and damages on an individual claim basis, among other factors. Although considerable uncertainty exists, management does not currently believe that the ultimate disposition of these matters would have a material adverse effect on Chemours combined results of operations, financial position or liquidity.

Environmental Proceedings

Chambers Works Plant, Deepwater, New Jersey

In 2010, the government initiated an enforcement action alleging that the facility violated recordkeeping requirements of certain provisions of the CAA and the Federal Clean Air Act Regulations (FCAR) governing Leak Detection and Reporting (LDAR) and that it failed to report emissions of a compound from Chambers Works’ waste water treatment facility under EPCRA. The alleged non-compliance was identified by the EPA in 2007 and 2009 following separate environmental audits. In the first quarter of 2015, the District Court in New Jersey entered the agreement between DuPont and the Department of Justice (DOJ) settling this matter. The settlement agreement provides that DuPont pay a penalty of about $0.5 million and agree to modification of its air permit ensuring continued compliance with refrigeration unit repair requirements.

MANAGEMENT

Executive Officers Following the Distribution

The following sets forth information regarding individuals who are expected to serve as our executive officers, including their positions after the distribution. While some of these individuals currently serve as officers and employees of DuPont, after the distribution, none of our executive officers will be executive officers or employees of DuPont.

Mark P. Vergnano, age 57, will serve as our President and Chief Executive Officer. In October 2009, Mr. Vergnano was appointed Executive Vice President of DuPont and was responsible for businesses in the Chemours segment: DuPont Chemicals & Fluoroproducts and Titanium Technologies. Prior to that, he had several assignments in manufacturing, technology, marketing, sales and business strategy. In June 2006, he was named Group Vice President of DuPont Safety & Protection. In February 2003, he was named Vice President and General Manager — Nonwovens and Vice President and General Manager — Surfaces and Building Innovations in October 2005. Mr. Vergnano joined DuPont in 1980 as a process engineer.

Mark E. Newman, age 51, will serve as our Senior Vice President and Chief Financial Officer. Mr. Newman joined Chemours in November 2014 from SunCoke Energy where he was SunCoke Energy’s Senior Vice President and Chief Financial Officer and led its financial, strategy, business development and information technology functions. Mr. Newman joined SunCoke’s leadership team in March 2011 to help drive SunCoke’s separation from its parent company, Sunoco, Inc. He led SunCoke through an initial public offering and championed a major restructuring of SunCoke, which resulted in the initial public offering of SunCoke Energy Partners in January 2013, creating the first coke-manufacturing master limited partnership. Prior to joining SunCoke, Mr. Newman served as Vice President Remarketing & Managing Director of SmartAuction, Ally Financial Inc (previously General Motors Acceptance Corporation). Mr. Newman began his career at General Motors in 1986 as an Industrial Engineer and progressed through several financial and operational leadership roles within the global automaker, including Vice President and Chief Financial Officer of Shanghai General Motors Limited; Assistant Treasurer of General Motors Corporation; and North America Vice President and CFO.

Boo Ching (B.C.) Chong, age 53, will serve as our President — Titanium Technologies. Mr. Chong was named president — DuPont Titanium Technologies in January 2011. In October 2009, he was named vice president — DuPont Performance Coatings, Asia Pacific. In July 2008, he was named vice president and general manager of DuPont Automotive OEM Coatings. From 2004 to 2007, he was global business director — DuPont Packaging & Industrial Polymers, Ethylene Copolymers. Mr. Chong was named vice president and general manager — DuPont Packaging & Industrial Polymers in June 2007. From 2001 to 2003, he was global business director for Delrin® polyacetal and Asia Pacific regional director for Engineering Polymers before assuming the additional role of managing director for DuPont in Singapore. Mr. Chong joined DuPont in 1989 in Singapore as operations manager for DuPont Engineering Polymers.

Thierry F.J. Vanlancker, age 50, will serve as our President — Fluoroproducts. Mr. Vanlancker was named president — DuPont Chemicals & Fluoroproducts in May 2012. He was named vice president for DuPont Performance Coatings — EMEA in November 2010. In 2006, he moved to Wilmington, Delaware to serve as global business and market director — Fluorochemicals. In 2004, after two years as sales manager for all Refinish Brands EMEA, he was appointed as regional director — Fluoroproducts EMEA based in Geneva, Switzerland. He moved to Belgium in 1999 to be part of the Herberts Acquisition/Integration Team within the newly formed DuPont Performance Coatings business and in 2000 was appointed business manager for the Spies Hecker Refinish paint brand based in Cologne, Germany. In 1996, he transferred to Wilmington, Delaware as global technical service manager for P&IP and was appointed global product manager Vamac® ethylene acrylic elastomers in 1998. In 1993 he transferred to Bad Homburg, Germany, and was appointed market development consultant for P&IP Europe, Middle East & Africa (EMEA). Mr. Vanlancker joined DuPont in 1988 in Belgium as a sales representative.

Christian W. Siemer, age 56, will serve as our President — Chemical Solutions. Mr. Siemer joined DuPont in 2010 as the Managing Director of Clean Technologies, a business unit of DuPont Sustainable Solutions focused on process technology development and licensing. He led the successful acquisition of MECS Inc., the global leader in technology for the production of sulfuric acid. Mr. Siemer began his career in 1980 with Stauffer Chemicals as a process engineer. Following Stauffer’s acquisition by ICI plc, Mr. Siemer moved through a range of commercial roles and overseas assignments managing portfolios of international industrial and specialty chemical businesses.

David C. Shelton, age 51, will serve as our General Counsel and Corporate Secretary. In 2011, Mr. Shelton was appointed Associate General Counsel, DuPont, and was responsible for the US Commercial team — the business lawyers and paralegals counseling all the DuPont business units with the exception of Agriculture and Pioneer. Mr. Shelton was the Commercial attorney to a variety of DuPont businesses including the Performance Materials platform, which he advised on international assignment in Geneva, and the businesses now comprising the DuPont Chemicals and Fluoroproducts business unit. Prior to that, Mr. Shelton advised the company on environmental and remediation matters as part of the environmental legal team. Mr. Shelton joined DuPont in 1996, after seven years in private practice as a litigator in Pennsylvania and New Jersey.

E. Bryan Snell, age 58, will serve as Senior Vice President — Corporate Strategy and Productivity. Mr. Snell was appointed Planning Director — DuPont Performance Chemicals in May, 2014. Prior to that, he held leadership positions in DuPont Titanium Technologies, including Planning Director (2011-12 in Wilmington, DE and 2012-13 in Singapore) and Global Sales and Marketing Director (2008-2010). Mr. Snell served as Regional Operations Director — DuPont Coatings and Color Technologies Platform in 2007 and 2008. He was posted in Taiwan from 2002 to 2006, in the roles of Plant Manager — Kuan Yin Plant and Asia/Pacific Regional Director, DuPont Titanium Technologies. Mr. Snell joined DuPont in 1978 as a process engineer and has experience in nuclear and petrochemical operations, as well as sales, business strategy and M&A.

Beth Albright, age 47, will serve as our Senior Vice President Human Resources. Mrs. Albright joined DuPont in October 2014 from Day & Zimmermann, where she held the position of Senior Vice-President Human Resources since May 2011. Prior to her experience at Day & Zimmermann, Mrs. Albright was the Global Vice President Human Resources for Tekni-Plex, which she joined in July 2009. She joined Rohm and Haas in 2000 and held various Human Resources supporting global businesses, technology, manufacturing and staff functions. In 1995 she joined FMC as site Human Resources manager at a manufacturing site and progressed into the corporate office. Mrs. Albright began her career with Fluor Daniel Construction in their Industrial Relations department in 1989.

Erich Parker, age 63, will serve as our Vice President of Corporate Communications and Chief Brand Officer. Mr. Parker was appointed Creative Director and Global Director of Corporate Communications of DuPont in 2010. He led the initiative to develop corporate positioning and its creative expression through branded content and program sponsorship with large international media outlets. In 2008, Mr. Parker was appointed Communications Leader for DuPont’s Safety and Protection Platform. Prior to joining DuPont, Mr. Parker was principal of his own public relations and marketing communications firm based in Washington, D.C., and New York. Mr. Parker has also served as Executive Vice President of Association & Issues Management; Director of Communications for the American Academy of Actuaries; founding publisher and Executive Editor of the magazine Contingencies; and Public Affairs Aide for Renewable Energy to the Secretary of Energy, US Department of Energy.

Board of Directors Following the Distribution

The following sets forth information with respect to those persons who are expected to serve on our board of directors following the distribution. After the distribution, none of these individuals will be directors or employees of DuPont.

Curtis V. Anastasio, age 58, will serve on our board of directors. Mr. Anastasio currently serves as Executive Chair of GasLog Partners LP, since 2014, a global owner, operator, and manager of liquefied natural gas carriers. Mr. Anastasio also serves as Vice Chair of Par Petroleum Corporation, a diversified energy company, since 2014. Formerly, he served as President, Chief Executive Officer and Executive Director of NuStar Energy, L.P. (formerly Valero L.P.) from 2001-2013. He also served as President, Chief Executive Officer and Executive Director of NuStar GP Holdings, LLC (formerly Valero GP Holdings, LLC) from 2006-2013. Mr. Anastasio serves as Chair of the United Way of San Antonio and Bexar County and the Boy Scouts of America Alamo Area Council, since 2014. Mr. Anastasio also serves on the board of the Federal Reserve Bank of Dallas, since 2014. We believe Mr. Anastasio’s qualifications to sit on our board of directors include, among other factors, his leadership experience and experience with issues involving corporate governance, risk management, and financial matters.

Bradley J. Bell, age 62, will serve on our board of directors. Mr. Bell currently is on the board of directors of Momentive Performance Materials Holdings Inc., a global manufacturer of silicones, quartz, and ceramics, since October 2014, where he has been Non-Executive Chair since December 2014. Mr. Bell also serves on the board of directors of Compass Minerals International, Inc., a leading producer of salt and specialty nutrients, since 2003. He formerly served as Executive Vice President and Chief Financial Officer of Nalco Holding Company, a global leader in water treatment and process chemical services, from 2003-2010. Prior to joining Nalco Holding, he served as Senior Vice President and Chief Financial Officer of Rohm and Haas Company from 1997-2003. We believe Mr. Bell’s qualifications to sit on our board of directors include, among other factors, his financial expertise and prior experience as a Chief Financial Officer of two public companies, risk management, corporate governance and succession planning.

Richard H. Brown, age 67, will serve as Chair of our board of directors. Mr. Brown currently serves as Chair of Browz, LLC, a global leader of contractor pre-qualification and compliance solutions since 2005. Formerly, he served as Chair and Chief Executive Officer of Electronic Data Systems (EDS) from 1999-2003. Prior to joining EDS, Mr. Brown served as Chief Executive Officer of Cable & Wireless PLC from 1996-1999, H&R Block Inc. from 1995-1996 and Illinois Bell Telephone Company from 1990-1995. He is a Trustee Emeritus of the Ohio University Foundation. Mr. Brown previously served on the board of E. I. du Pont de Nemours and Company from 2001-2015 and formerly served as a member of the Business Roundtable, the President’s Advisory Committee on Trade and Policy Negotiations, the U.S.-Japan Business Council, the French-American Business Council, and the President’s National Security Telecommunications Advisory Committee. We believe Mr. Brown’s qualifications to sit on our board of directors include, among other factors, his experience serving as Chief Excutive Officer and Chair of the Board of several public companies, experience with issues involing global business management and operations as well as the chemicals industry, corporate governance and financial matters.

Mary B. Cranston, age 67, will serve on our board of directors. Ms. Cranston is a retired Senior Partner and Chair Emeritus of Pillsbury Winthrop Shaw Pittman, LLC, an international law firm. Prior to her retirement in 2012, Ms. Cranston served as Senior Partner and Chair Emeritus from 2007-2011 and Chair and Chief Executive Officer from 1999-2006. Ms. Cranston currently serves on the boards of Visa, Inc. and Juniper Networks, Inc., since 2007. We believe Ms. Cranston’s qualifications to sit on our board of directors include, among other factors, her experience in leadership, financial matters, and issues involving risk management and corporate governance.

Curtis J. Crawford, age 67, will serve on our board of directors. Mr. Crawford currently serves as President and Chief Executive Officer of XCEO, Inc., a consulting firm specializing in leadership and corporate governance, since 2003. Prior to founding XCEO Inc. in 2003, he served as President and Chief Executive Officer of Onix Microsystems and Zilog Inc. Mr. Crawford currently serves on the boards of Xylem Inc., since 2011 and ON Semiconductor, since 1999 and is the author of three books on leadership and corporate governance. He previously served on the board of E. I. du Pont de Nemours and Company from 1998-2015, and on the boards of ITT Corp., Agilysys, Lyondell Petrochemical, The Sisters of Mercy Health Corporation and DePaul University. In 2011, Dr. Crawford was awarded the B. Kenneth West Lifetime Achievement Award from the National Association of Corporate Directors (NACD) for his contribution to corporate governance and for having made a meaningful impact in the boardroom. We believe Mr. Crawford’s qualifications to sit on our board of directors include, among other factors, his subject matter expertise in the areas of corporate governance and leadership as well as his experience with issues involving technological innovation and the chemicals industry.

Dawn L. Farrell, age 55, will serve on our board of directors. Ms. Farrell currently serves as President and Chief Executive Officer of TransAlta Corporation, since 2012, an electricity power generator and wholesale marketing company. Prior to becoming President and Chief Executive Officer, Ms. Farrell held a variety of increasingly responsible leadership positions, including Chief Operating Officer from 2009-2011, and Executive Vice President of Commercial Operations and Development from 2007 to 2009. Prior to rejoining TransAlta in 2007, she served as the Executive Vice President of Generation for BC Hydro from 2003-2006. Ms. Farrell serves on the board of TransAlta Corporation, since 2012, and the Canadian Council of Chief Executives, since 2013. We believe Ms. Farrell’s qualifications to sit on our board of directors include, among other factors, her experience in leadership, global business management and operations, risk management and financial matters.

Stephen D. Newlin, age 62, will serve on our board of directors. Mr. Newlin currently serves as Executive Chair of PolyOne Corporation, a global provider of specialized polymer materials, services, and solutions, since 2014. Formerly, he served as the Chair, President, and Chief Executive Officer of PolyOne from 2006- 2014. Prior to joining PolyOne, Mr. Newlin served as President Industrial Sector of Ecolab Inc. from 2003-2006 and Vice Chair, President, and Chief Operating Officer of Nalco Chemical Company from 2000-2001. He currently serves as a Director of PolyOne Corporation since 2006, Univar Corporation since 2015, and Oshkosh Corporation, since 2013. We believe Mr. Newlin’s qualifications to sit on our board of directors include, among other factors, his leadership experience in global business management and operations as well as the chemicals industry, corporate governance, compensation and succession planning, issues involving technological innovation, risk management and financial matters.

Mark P. Vergnano, age 57, will serve as our President and Chief Executive Officer and Director. In October 2009, Mr. Vergnano was appointed Executive Vice President and was responsible for businesses in the Chemours segment: DuPont Chemicals & Fluoroproducts and Titanium Technologies. Prior to that, he had several assignments in manufacturing, technology, marketing, sales and business strategy. In June 2006, he was named Group Vice President of DuPont Safety & Protection. In February 2003, he was named Vice President and General Manager — Nonwovens and Vice President and General Manager — Surfaces and Building Innovations in October 2005. Mr. Vergnano joined DuPont in 1980 as a process engineer. Mr. Vergnano serves on the board of directors of Johnson Controls, Inc., since 2011, and the U.S. National Safety Council, since 2007. We believe Mr. Vergnano’s qualifications to sit on our board of directors include, among other factors, his leadership in the chemicals industry and global business management and operations, technological innovation, risk management, corporate governance and financial matters.

Upon completion of the distribution, Chemours’ board of directors will be divided into three classes, each comprised of three directors. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the distribution, which Chemours expects to hold in 2016. The directors designated as Class II directors will have terms expiring at the following year’s annual meeting of stockholders, which Chemours expects to hold in 2017, and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting of stockholders, which Chemours expects to hold in 2018. Chemours expects that Class I directors will be comprised of [—]; Class II directors will be comprised of [—]; and Class III directors will be comprised of [—]. Commencing with the first annual meeting of stockholders following the separation, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. However, Chemours’ classified board structure will be submitted to a stockholder vote at Chemours’ first annual meeting in 2016. If the classified structure described herein is not approved by a majority of the shares voted by its stockholders at the meeting, Chemours would declassify its board such that all directors would be up for annual election beginning with the 2017 annual meeting. At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the stockholders entitled to vote in the election, with directors not receiving a majority of the votes cast required to tender their resignations for consideration by the board, expect that in the case of a contested election, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election.

Director Independence

It is anticipated that all members of our board of directors, except our Chief Executive Officer, who will be an employee of Chemours, will meet the criteria for independence as defined by the rules of the NYSE and the corporate governance guidelines to be adopted by the board of directors. The board of directors of DuPont has affirmatively determined that each of the individuals who are anticipated to be elected to our board of directors, other than our Chief Executive Officer, will be independent under the rules of the NYSE and DuPont’s corporate governance guidelines. No director will be considered independent unless he or she has no material relationship with us, either directly or as a partner, shareholder, or officer of an organization that has a relationship with us. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable, and familial relationships, among others. Our board of directors, upon recommendation of our Nominating and Governance Committee, is expected to formally determine the independence of our directors following the distribution. Our board of directors is expected to annually determine the independence of directors based on a review by the Nominating and Governance Committee and our directors. Our corporate governance guidelines, including our independence standards, will be posted to our website prior to the completion of the distribution.

Committees of the Board of Directors

Effective upon the completion of the distribution, our board of directors will have the following standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Our board of directors will adopt a written charter for each of these committees, which will be posted on our website.

Audit Committee

The responsibilities of the Audit Committee will be more fully described in our Audit Committee Charter and will include, among other duties:

•	Reviewing annual audited and quarterly financial statements, as well as our disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” with management and the independent auditors.

•	Obtaining and reviewing periodic reports, at least annually, from management assessing the effectiveness of our internal controls and procedures for financial reporting.

•	Reviewing our processes to assure compliance with all applicable laws, regulations and corporate policy.

•	Recommending the public accounting firm to be proposed for appointment by the stockholders as our independent auditors and review the performance of the independent auditors.

•	Reviewing the scope of the audit and the findings and approve the fees of the independent auditors.

•	Satisfying itself as to the independence of the independent auditors and ensuring receipt of their annual independence statement.

•	Reviewing proposed borrowings and issuances of securities.

•	Recommending to the board of directors the dividends to be paid on our common stock.

•	Reviewing cash management policies.

The Audit Committee will consist entirely of independent directors, and we intend that each will meet the independence requirements set forth in the listing standards of NYSE and Rule 10A under the Exchange Act. Each member of the Audit Committee will be financially literate and have accounting or related financial management expertise, as such terms are interpreted by our board of directors in its business judgment. Additionally, at least one member of the Audit Committee will be an “audit committee financial expert” under SEC rules and the NYSE listing standards applicable to audit committees. The initial members of the Audit Committee are expected to be Mr. Bell (Chair), Mr. Anastasio, Mr. Crawford and Ms. Cranston.

Compensation Committee

The responsibilities of the Compensation Committee will be more fully described in our Compensation Committee Charter and will include, among other duties:

•	Assessing current and future senior leadership talent, including assisting our board of directors in Chief Executive Officer succession planning.

•	Reviewing and approving our programs for executive development, performance and skill evaluations.

•	Overseeing the performance evaluation of the Chief Executive Officer based on input from other independent directors.

•	Recommending, for approval by the independent directors, Chief Executive Officer compensation.

•	Recommending and approving the principles guiding our executive compensation and benefits plans.

•	Reviewing our incentive compensation arrangements to determine whether they encourage excessive risk-taking, and evaluating compensation policies and practices that could mitigate any such risk.

•	Working with management to develop the Compensation Discussion and Analysis in regard to executive compensation disclosure.

•	Considering the voting results of any say-on-pay or related stockholder proposals.

The Compensation Committee will consist entirely of independent directors, and we intend that each will meet the independence requirements set forth in the listing standards of NYSE. We also intend the members of the Compensation Committee to be “non-employee directors” (within the meaning of Rule 16b-3 of the Exchange Act) and “outside directors” (within the meaning of Section 162(m) of the Code). The initial members of the Compensation Committee are expected to be Mr. Newlin (Chair), Mr. Bell, Ms. Farrell and Ms. Cranston.

Nominating and Corporate Governance Committee

The responsibilities of the Nominating and Corporate Governance Committee will be more fully described in our Nominating and Corporate Governance Committee Charter and will include, among other duties:

•	Identifying individuals qualified to become directors and recommend the candidates for all directorships.

•	Recommending individuals for election as officers.

•	Reviewing our Corporate Governance Guidelines and making recommendations for changes.

•	Considering questions of independence and possible conflicts of interest of directors and executive officers.

•	Taking an oversight role in shaping our policies and procedures.

The Nominating and Corporate Governance Committee will consist entirely of independent directors, and we intend that each will meet the independence requirements set forth in the listing standards of NYSE. The initial members of the Nominating and Corporate Governance Committee are expected to be Mr. Crawford (Chair), Mr. Anastasio, Mr. Newlin and Ms. Farrell.

Stockholder Recommendations for Director Nominees and Director Qualification Standards

The Chemours Nominating and Corporate Governance Committee will consider potential candidates suggested by board members, as well as management, stockholders and others.

The board’s Corporate Governance Guidelines will describe qualifications for directors. Directors will be selected for their integrity and character; sound, independent judgment; breadth of experience, insight and knowledge; business acumen; and significant professional accomplishment. The specific skills, experience and critera that the board may consider, and which may vary over time depending on current needs, include leadership; experience involving technological innovation; relevant industry experience; financial experience; corporate governance; compensation and succession planning; familiarity with issues affecting global businesses; experience with global business management and operations; risk management; prior government service; and diversity. Additionally, directors will be expected to be willing and able to devote the necessary time, energy and attention to assure diligent performance of their responsibilities.

When considering candidates for nomination, the Nominating and Governance Committee will take into account these factors to assure that new directors have the highest personal and professional integrity, have demonstrated exceptional ability and judgment and will be most effective, in conjunction with other directors, in serving the long-term interest of all stockholders. The Nominating and Governance Committee will not nominate for election as a director a partner, member, managing director, executive officer or principal of any entity that provides accounting, consulting, legal, investment banking or financial advisory services to Chemours.

The Nominating and Governance Committee will consider candidates for director suggested by stockholders, applying the factors for potential candidates described above and taking into account the additional information described below. Stockholders wishing to suggest a candidate for director should write to the Corporate Secretary and include: (i) a statement that the writer is a stockholder of record (or providing appropriate support of ownership of Chemours stock); (ii) the name of and contact information for the candidate; (iii) a statement of the candidate’s business and educational experience; (iv) information regarding each of the factors described above in sufficient detail to enable the Committee to evaluate the candidate; (v) a statement detailing any relationship between the candidate and any customer, supplier or competitor of Chemours or any other information that bears on potential conflicts of interest, legal considerations or a determination of the candidate’s independence; (vi) information concerning service as an employee, officer or member of a board of any charitable, educational, commercial or professional entity; (vii) detailed information about any relationship or understanding between the proposing stockholder and the potential candidate; and (viii) a statement by the potential candidate that s/he is willing to be considered and to serve as a director if nominated and elected.

Once the Nominating and Governance Committee has identified a prospective candidate, the Nominating and Governance Committee will make an initial determination as to whether to conduct a full evaluation of the candidate. This initial determination will be based on whatever information is provided to the Nominating and Governance Committee with the recommendation of the prospective candidate, as well as the Nominating and Governance Committee’s own knowledge of the prospective candidate. This may be supplemented by inquiries to the person making the recommendation or others. The preliminary determination will be based primarily on the likelihood that the prospective nominee can satisfy the factors described above. If the Nominating and Governance Committee determines, in consultation with the Chair of the board and other board members as appropriate, that further consideration is warranted, it may gather additional information about the prospective nominee’s background and experience.

The Nominating and Governance Committee also will consider other relevant factors as it deems appropriate, including the current composition of the board and specific needs of the board to assure its effectiveness. In connection with this evaluation, the Nominating and Governance Committee will determine whether to interview the prospective nominee. One or more members of the Nominating and Governance Committee and other directors, as appropriate, may interview the prospective nominee in person or by telephone. After completing this evaluation, the Committee will conclude whether to make a recommendation to the full board for its consideration.

Compensation Committee Interlocks and Insider Participation

During fiscal 2014, Chemours did not exist and did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who currently serve as our executive officers were made by DuPont, as described in “Compensation Discussion and Analysis.”

Corporate Governance Guidelines

Our board of directors will adopt governance guidelines designed to assist Chemours and our board of directors in implementing effective corporate governance practices. The governance guidelines will be reviewed regularly by the Nominating and Corporate Governance Committee in light of changing circumstances in order to continue serving our best interests and the best interests of our stockholders.

Communications with the Board of Directors and Procedures for Treatment of Complaints Regarding Accounting, Internal Accounting Controls and Auditing Matters

Stockholders and other parties interested in communicating directly with the board, or with our Chair or any other outside director, may do so by writing in care of the Corporate Secretary, The Chemours Company, 1007 Market Street, Wilmington, Delaware 19898. The board’s independent directors have approved procedures for handling correspondence received by Chemours and addressed to the board, or to our Chair or any other outside director. Concerns relating to accounting, internal controls, auditing or ethical matters are immediately brought to the attention of the internal audit function and handled in accordance with procedures established by the Audit Committee with respect to such matters, which include an anonymous toll-free hotline ([—]) and a website through which to report issues [(https:[—]).]

Board Leadership Structure

Our governing documents allow the roles of Chair and CEO to be filled by the same or different individuals. This approach allows the board flexibility to determine whether the two roles should be separated or combined based upon our needs and the board’s assessment of our leadership from time to time. It is expected that the board will regularly consider the advantages of having an independent Chair and a combined Chair and CEO and is open to different structures as circumstances may warrant.

At this time, the board believes that separating the roles of Chair and CEO serves the best interests of Chemours and its stockholders. By having an independent Chair, the CEO can focus primarily on our business strategy and operations at a time when Chemours becomes an independent, publicly traded company. While our CEO and senior management, working with the board, set the strategic direction for Chemours and our CEO provides day-to-day leadership, the independent Chair leads the board in the performance of its duties and serves as the principal liaison between the independent directors and the CEO.

Code of Ethics

The board will adopt a Code of Business Conduct and Ethics for Directors. In addition, Chemours will have a Code of Conduct applicable to all Chemours employees, including executive officers, and a Code of Ethics for the Chief Executive Officer, Chief Financial Officer and Controller.

Director Compensation

Following the distribution, director compensation will be determined by our board of directors with the assistance of its Nominating and Corporate Governance Committee. It is anticipated that such compensation will consist of the following:

•	a cash retainer in the amount of $90,000 per year and

•	an initial equity award of restricted stock units with a grant date fair value of approximately $110,000

In addition, we anticipate that the Chair of our board of directors will receive an additional cash retainer in the amount of $110,000 per year and that the chairs of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee will receive an additional cash retainer in the amount of $20,000, $15,000 and $10,000 per year, respectively. We will not provide directors who are also our employees any additional compensation for serving as a director.

Stock Ownership Guidelines

We expect to adopt stock ownership guidelines for directors that will require them to hold all annual equity awards until retirement or, at their election, until a later time as described below under “Management — Director Compensation — Deferred Compensation.”

Deferred Compensation

Under the Chemours Stock Accumulation and Deferred Compensation Plan for Directors we expect to adopt, a director will be eligible to defer all or part of his or her board retainer and committee chair fees in cash or stock units until retirement as a director or until a specified year after retirement. Interest will accrue on deferred cash payments, and dividend equivalents will accrue on deferred stock units. This deferred compensation will be an unsecured obligation of Chemours.

COMPENSATION DISCUSSION AND ANALYSIS

While Chemours has discussed its anticipated executive compensation programs and policies with the Human Resources & Compensation Committee of DuPont’s board of directors (the DuPont Compensation Committee), those programs and policies remain subject to review and approval by Chemours’ own Compensation Committee. Chemours is currently a part of DuPont, and its Compensation Committee has not yet been formed. Accordingly, this Compensation Discussion and Analysis (CD&A) discusses DuPont’s historical compensation programs as applied to certain individuals who are expected to be our “named executive officers” (NEOs) and outlines certain aspects of Chemours’ anticipated post-distribution compensation structure for those individuals.

For purposes of this CD&A, we refer to the following individuals as our NEOs:

•	Mark P. Vergnano, who is expected to serve as our President and Chief Executive Officer (CEO).

•	Mark E. Newman, who is expected to serve as our Senior Vice President and Chief Financial Officer.

•	Beth Albright, who is expected to serve as our Senior Vice President, Human Resources.

•	Thierry Vanlancker, who is expected to serve as our President, Fluoroproducts.

•	B. C. Chong, who is expected to serve as our President, Titanium Technologies.

Messrs. Vergnano, Vanlancker and Chong are long-term DuPont employees. As such, their compensation and benefits are consistent with those provided by DuPont. While in each case the primary components of their total direct compensation consist of base salary, short-term cash incentive and long-term equity incentive awards, since Messrs. Vanlancker (based in Switzerland) and Chong (based in Singapore) are not based in the United States, their benefits and perquisites are consistent with those provided to employees in their respective local countries.

Mr. Newman and Mrs. Albright are newly hired executives of Chemours, joining us in the second half of 2014. Their compensation for 2014 is based on the terms and conditions set forth in their respective offer letters. For a description of the terms of their respective offer letters, see “Compensation Discussion and Analysis — Employment Offer Letters” on page 127 below.

After the distribution, we will review the compensation for all of our executive officers and determine the appropriate compensation, benefits and perquisites for them, and accordingly the compensation, benefits and perquisites provided to them after the distribution will not necessarily be the same as those discussed below.

The descriptions below of DuPont’s compensation, benefits and perquisites relate to U.S.-based individuals. For our NEOs based outside the United States, we have noted differences due to local country customs and practices.

I. DuPont’s Executive Compensation Philosophy

We expect our executive compensation program upon the distribution will generally include the same elements as DuPont’s executive compensation programs. Following the distribution, our Compensation Committee will review all aspects of compensation and may make adjustments that it believes are appropriate in structuring our executive compensation arrangements.

DuPont’s compensation programs are designed and administered around the following core principles:

1.	Establish a strong link between pay and performance

2.	Align executives’ interests with stockholders’ interests

3.	Reinforce business strategies and drive long-term sustained stockholder value

DuPont Leadership — Advancing DuPont Through Innovation

For more than 200 years, DuPont leaders have guided DuPont through great changes, maintaining its position as a market leader fueled by science and innovation.

At DuPont, its executive compensation programs are dependent on achieving strategic operating goals and financial performance that ultimately drive stockholder returns.

II. How DuPont Determines Executive Compensation

The DuPont Compensation Committee determines compensation for its NEOs and other executive officers. The NEOs are DuPont’s Chair and CEO, the Chief Financial Officer, and the three next most highly compensated executive officers.

For 2014, the DuPont Compensation Committee again retained Frederic W. Cook & Co., Inc. (Cook), as its independent compensation consultant on executive compensation matters. Cook performs work at the direction and under the supervision of the DuPont Compensation Committee, and provides no services to DuPont other than those for the DuPont Compensation Committee.

Oversight Responsibilities for Executive Compensation

Following the distribution, we expect our board of directors will adopt a Compensation Committee Charter that initially will grant our Compensation Committee similar responsibilities to those of the DuPont Compensation Committee. Our Compensation Committee Charter will include the authority to retain an independent advisor for the purpose of reviewing and providing guidance related to executive compensation programs.

Summarized in the table below are responsibilities for DuPont’s executive compensation.

Human Resources and Compensation Committee

•    Establishes executive compensation philosophy

•    Approves incentive compensation programs and target performance expectations the short-term incentive program (STIP) and performance-based restricted stock unit (PSU)

•    Approves all compensation actions for the executive officers, other than the CEO, including base salary, target and actual STIP, long-term incentive (LTI) grants and target and actual PSU awards

•    Recommends to the full Board compensation actions for the CEO, including base salary, target and actual STIP, LTI grant, and target and actual PSU award

All Independent Board Members	• Assess performance of the CEO • Approve all compensation actions for the CEO, including base salary, target and actual STIP, LTI grant, and target and actual PSU award

Independent Committee Consultant — Cook

•    Provides independent advice, research, and analytical services on a variety of subjects to the DuPont Compensation Committee, including compensation of executive officers, nonemployee director compensation and executive compensation trends

• Participates in the DuPont Compensation Committee meetings as requested and communicates with the Chair of the DuPont Compensation Committee between meetings

CEO	• Provides a performance assessment of the other executive officers • Recommends compensation targets and actual awards for the other executive officers

In addition to DuPont and individual performance, the DuPont Compensation Committee considers a broad number of facts and circumstances in finalizing executive officer pay decisions, including competitive analysis, pay equity multiples and tally sheets.

DuPont Conducts a Competitive Analysis

To ensure a complete and robust picture of the overall compensation environment and consistent comparisons for the CEO and other NEOs, compensation is assessed primarily against published compensation surveys. These surveys represent large companies with median revenue comparable to DuPont’s “market,” including surveys by Towers Watson and Aon Hewitt.

We expect our Compensation Committee with the assistance of its independent Compensation Committee advisor will make reference to published compensation surveys and peer group practices in determining appropriate NEO compensation practices.

Peer Group Analysis

DuPont also uses a select group of peer companies (peer group) to:

•	Benchmark pay design including mix and performance criteria

•	Measure financial performance for the PSU program

•	Test the link between pay and performance

Because of the smaller number of companies, DuPont periodically finds volatility in peer group compensation levels year over year. Therefore, DuPont uses market survey information as the primary source of competitive data. Peer group compensation data is used only for the CEO and only as a secondary data point as described above.

The peer group reflects the diverse industries in which DuPont operates, represents the multiple markets in which DuPont competes — including markets for executive talent, customers and capital — and comprises large companies with a strong scientific focus and/or research intensity and a significant international presence.

To help guide the selection process in an objective manner, the DuPont Compensation Committee established the following criteria for peer group companies:

•	Publicly traded U.S. companies and select European companies traded on the New York Stock Exchange to facilitate pay design and performance comparisons

•	Direct business competitors

•	Companies similar in revenue size to DuPont — As there are limited potential peers within a typical one-half to double revenue-size criterion, DuPont established a broader one-third to triple range, which also ensures the inclusion of some direct competitors that would otherwise be excluded

•	Meaningful international presence — At least one-third of revenues earned outside of the United States

•	Scientific focus/research intensity — The criterion of a minimum of two percent research and development expense as percent of revenue results in the inclusion of several pharmaceutical companies. DuPont’s research and development expense tends to be higher than that of industry peers

Peer Group

We expect the Chemours peer group will initially include the following companies (though the list of companies is subject to the approval of, and change by, our Compensation Committee after the distribution):

Air Products & Chemicals, Inc.	Ecolab, Inc.	Praxair, Inc.
Ashland Inc.	Huntsman Corporation	RPM International Inc.
Axiall Corporation	The Mosaic Company	The Sherwin-Williams Company
Celanese Corporation	Polyone Corporation	Valspar Corporation
Eastman Chemical Company	PPG Industries, Inc.	W. R. Grace & Company

The following criteria were considered by the DuPont Compensation Committee in selecting our initial peer group:

•	Publicly traded U.S. based companies

•	Companies similar in revenue size to Chemours — within one-third to triple revenue size criterion

•	Companies in similar industry — chemicals industry

•	Meaningful international presence — at least one-third of revenues earned outside the United States

Tally Sheets

For each NEO, the DuPont Compensation Committee annually reviews tally sheets that include all aspects of total compensation and the benefits associated with various termination scenarios. Tally sheets provide the DuPont Compensation Committee with information on all elements of actual and potential future compensation of the NEOs, as well as data on wealth accumulation. This helps the DuPont Compensation Committee confirm that there are no unintended consequences of its actions.

III. Components of DuPont’s Executive Compensation Program

The following table summarizes the elements, objectives, risk mitigation factors and other key features of DuPont’s total direct compensation program for officers. We expect similar features will initially apply to our NEO compensation program. Following the distribution, our Compensation Committee will review the compensation programs and may make certain changes to align them with our compensation philosophy and their view of our business needs and strategic priorities.

Direct Compensation Components

Pay Element	Role in Program/Objectives	How Amounts are Determined
Base salary	• Provides regular source of income for NEOs • Provides foundation for other pay components	• Based on range of factors, including market pay surveys, business results, and individual performance • Targeted at approximately market median

STIP awards	• Align executives with annual goals and objectives	• Actual payout is based on performance of DuPont, business units and individual

Pay Element	Role in Program/Objectives	How Amounts are Determined
	• Create a direct link between executive pay and annual financial and operational performance	• Target award is approximately market median

LTI awards

•    Link pay and performance — accelerate growth, profitability and stockholder return

•    Align the interests of executives with stockholders

•    Balance plan costs, such as accounting and dilution, with employee-perceived value, potential wealth creation opportunity and employee share ownership expectations

• Actual value realized is based on company performance over a three-year time frame or linked to stock price • Targeted to market median

Target Compensation Pay Mix

To reinforce DuPont’s pay-for-performance philosophy, at least 80% of targeted total direct compensation (TDC) is at risk and fluctuates with DuPont’s financial results and share price. DuPont believes this approach motivates executives to consider the impact of their decisions on stockholder value.

To lessen the possible risk inherent in the greater focus on long-term incentives, executives receive a mix of different forms of stock compensation:

•	PSUs (rewards key financial performance in relation to the peer group in revenue growth and total shareholder return (TSR)). Overlapping performance cycles in the PSU program assure sustainability of performance

•	Stock options (rewards for stock price appreciation and direct link to stockholder experience)

•	Restricted Stock Units (RSUs) (intended as retention tool and linked to stock price)

Benefits, Retirement and Other Compensation Components

In addition to the annual and long-term direct compensation programs designed to align pay with performance, DuPont provides its executives with the benefits, retirement plans, and limited perquisites summarized below. We expect these additional compensation features generally will be made available to our NEOs upon the distribution, though again all such features are subject to change by our Compensation Committee once it is established.

Pay Element	Role in Program/Objectives	How Amounts Are Determined
Standard benefits and retirement plans

•    Same tax-qualified retirement, medical, dental, vacation benefit, life insurance, and disability plans provided to other employees

•    Nonqualified retirement plans that restore benefits above the Internal Revenue Code (Code) limits for tax-qualified retirement plans as provided to other employees

• Tax-qualified plans are targeted to peer group median • Nonqualified retirement plans are provided to restore benefits lost due to Code limits

Pay Element	Role in Program/Objectives	How Amounts Are Determined
• Nonqualified deferred compensation plan that allows for deferral of base salary, STIP and LTI awards

Change in Control Severance benefits

•    Severance benefits upon a change in control and termination (double-trigger) to ensure continuity of management in a potential change in control environment

•    A change in control does not automatically entitle an executive to this severance benefit. An executive must lose his/her job within two years of a change in control (see “Change in Control Severance Benefits” below for more details)

•    Cash payment of two times base salary and target annual incentive (three times for the CEO)

•    Pro-rated payment of the target annual incentive for the year of termination. Financial counseling and outplacement services for two years (three for the CEO)

Limited perquisites	• Very limited perquisites or personal benefits • Personal financial counseling (excluding tax preparation) at a cost of generally less than $10,000 per NEO

For individuals based outside the United States, they may be entitled to different benefits and perquisites based on local country customs and practices. For defined benefit pension plans and defined contribution plans, Mr. Vergnano participates in the DuPont Pension Plan and is eligible to participate in DuPont’s defined contribution plans, such as the DuPont Retirement Savings Plan and DuPont Retirement Savings Restoration Plan. Neither Mr. Newman nor Mrs. Albright is eligible to participate in DuPont’s Pension Plan, as eligibility is limited to employees hired or rehired on or before December 31, 2006, but is eligible to participate in DuPont’s defined contribution plans. Mr. Vanlancker has accrued benefits under three distinct defined benefit pension plans, since he was based in multiple countries, but does not have any interest in any defined contribution plans. Mr. Chong does not participate in a defined benefit pension plan but participates in a defined contribution plan in Singapore. For additional information see the “Narrative Discussion of Pension Benefits” beginning on page 144. Individuals based outside the United States may also be covered under local country severance arrangements. Our executive officers are also provided perquisites consistent with local country customs and practices.

Because DuPont uses only compensation practices that support our guiding principles, DuPont does NOT offer our executives:

•	Employment agreements except for newly hired executives when there is a demonstrated business need

•	Severance agreements except in the event of a change in control (double-trigger) or limited-duration agreements for newly hired executives when there is a demonstrated business need

•	Tax gross-ups on benefits and perquisites other than relocation benefits

•	Supplemental executive retirement benefits

•	Retirement plans that grant additional years of service or include long-term incentives in the benefit calculation

•	Repricing of stock options/repurchases of underwater stock options for cash

IV. Other Compensation and Tax Matters

Change in Control Severance Benefits

To ensure that executives remain focused on DuPont business during a period of uncertainty, in 2013, DuPont adopted change in control severance pay plans. For any benefits to be earned, a change in control must occur and the executive’s employment must be terminated within two years following the change in control, either by DuPont without cause or the executive for good reason (often called a “double trigger”). The plan does not provide tax gross-ups. Payments and benefits to the executive will be reduced to the extent necessary to result in the executive’s retaining a larger after-tax amount, taking into account the income, excise and other taxes imposed on the payments and benefits. For additional information, see “Executive Compensation — Potential Payments Upon Termination or Change in Control.”

Benefits provided under the program include:

•	Lump sum cash payment between one and one-half to two times (three times for the CEO) the sum of the executive’s base salary and target annual bonus;

•	A lump sum cash payment equal to the pro-rated portion of the executive’s target annual bonus for the year of termination; and

•	Continued health and dental benefits, financial counseling and outplacement services for one and one-half to two years (three years for the CEO) following the date of termination.

The severance pay plans also include a 12-month non-competition, non-solicitation, non-disparagement and confidentiality provisions (18 months for the CEO).

We have not yet established any separate change in control benefits for our NEOs. If any such benefits are adopted, however, we expect it will be on a “double trigger” basis only and that no tax gross-ups will be provided.

Employment Offer Letters

As noted above, the terms and conditions of employment with us of Mr. Newman and Mrs. Albright are currently subject to offer letters of employment between them and DuPont.

Mark E. Newman. Under Mr. Newman’s employment offer letter dated October 14, 2014, Mr. Newman is entitled to an annual base salary of $560,000, a signing bonus of $150,000 (repayable on a voluntary or for cause termination within one year), a first-year short-term incentive guarantee in lieu of participation in the 2014 DuPont STIP of $350,000 (repayable on a voluntary or for cause termination within one year), STIP participation beginning in 2015 at an 80% target level, LTI eligibility beginning February 2015 at a target level of $1,200,000 and a special restricted stock unit award of $1,500,000 upon commencement of employment generally vesting in three equal annual installments. Mr. Newman will receive severance benefits such that in the event of termination without cause within twenty-four months of the date of hire, an amount equivalent to one year of base salary and one year of target bonus becomes payable within 60 days of the termination date. Additionally, any unvested portion of the special stock award will become fully vested. Mr. Newman is also eligible for additional benefits which are customarily offered to regular employees.

Beth Albright. Under Mrs. Albright’s employment offer letter dated September 25, 2014, Mrs. Albright is entitled to an annual base salary of $400,000, a signing bonus of $250,000 (repayable on a voluntary or for cause termination within one year), pro-rated participation in the 2014 DuPont STIP at a 65% target level, LTI eligibility beginning February 2015 and a special restricted stock unit award of $1,150,000 upon commencement of employment generally vesting in three equal annual installments. Mrs. Albright will receive severance benefits such that in the event of termination without cause within twenty-four months of the date of hire, an amount equivalent to one year of base salary and one year of target bonus becomes payable within 60 days of the termination date. Additionally, any unvested portion of the special stock award will become fully vested. Mrs. Albright is also eligible for additional benefits which are customarily offered to regular employees.

How DuPont Manages Compensation Risk

The DuPont Compensation Committee regularly monitors its compensation programs to assess whether those programs are motivating the desired behaviors while delivering on DuPont’s performance objectives and encouraging appropriate levels of risk-taking. In 2014, the DuPont Compensation Committee asked Cook to test whether DuPont’s compensation programs encourage the appropriate levels of risk-taking given DuPont’s risk profile. Cook’s review encompassed an assessment of risk pertaining to a broad range of design elements, such as mix of pay, performance metrics, goal-setting and payout curves, payment timing and adjustments, and the presence of maximum payments, as well as other mitigating program attributes. Cook’s analysis determined, and the DuPont Compensation Committee concurred, that DuPont’s compensation programs do not encourage behaviors that would create undue material risk for DuPont.

We expect to review risks relating to our compensation programs so that we have appropriate controls in place, such as payout limitations, stock ownership guidelines and a clawback policy, to ensure our compensation programs do not encourage behaviors that would create undue material risk for Chemours.

Payout Limitations or Caps

Payout limitations, or “caps,” play a vital role in risk mitigation, and all metrics in the DuPont STIP and PSU programs are capped at 200% payout to protect against excessive payouts. DuPont’s performance/payout leverage is slightly less than competitive practice, reflecting DuPont’s risk profile as a company, and DuPont’s rigor in setting performance targets. Clawback provisions, stock ownership guidelines and insider trading policies that prohibit executives from entering into derivative transactions also protect against excessive risk in DuPont’s incentive programs.

Stock Ownership Guidelines

DuPont requires that NEOs accumulate and hold shares of DuPont Common Stock with a value equal to a specified multiple of base pay.

Stock ownership guidelines include a retention ratio requirement. Under the policy, until the required ownership is reached, executives are required to retain 75% of net shares acquired upon any future vesting of stock units, after deducting shares used to pay applicable taxes.

The multiples for specific executive levels are shown below. Each DuPont NEO exceeds the ownership goal.

Multiple of Salary	2014 Target	2014 Actual
CEO	6x	23x
Other NEOs average	4x	16x

For purposes of the stock ownership guidelines, DuPont includes direct ownership of shares and stock units held in employee plans. Stock options and PSUs are not included in determining whether an executive has achieved the ownership levels.

Compensation Recovery Policy (Clawback)

DuPont has a compensation recovery policy that covers each current and former employee of DuPont or an affiliated company who is, or was, the recipient of incentive-based compensation (Grantee). If a Grantee engages in misconduct, then:

•	He/she forfeits any right to receive any future awards or other equity-based incentive compensation

•	DuPont may demand repayment of any awards or cash payments already received by a Grantee

•	The Grantee will be required to provide repayment within ten (10) days following such demand

“Misconduct” means any of the following:

•	The Grantee’s employment or service is terminated for cause

•	There has been a breach of a noncompete or confidentiality covenant set out in the employee agreement

•	DuPont has been required to prepare an accounting restatement due to material noncompliance, as a result of fraud or misconduct, with any financial reporting requirement under the securities laws, and the DuPont Compensation Committee has determined, in its sole discretion, that the Grantee (a) had knowledge of the material noncompliance or the circumstances that gave rise to such noncompliance and failed to take reasonable steps to bring it to the attention of appropriate individuals within DuPont or (b) personally and knowingly engaged in practices which materially contributed to the circumstances that enabled a material noncompliance to occur

Awards granted prior to March 2, 2011, are subject to the clawback provisions that were in effect at the time of the grant.

Deductibility of Performance-Based Compensation

Code Section 162(m) generally precludes a public corporation from taking a deduction for compensation in excess of $1,000,000 for its CEO or any of its three next-highest-paid executive officers (other than the Chief Financial Officer), unless certain specific and detailed criteria are satisfied. This limitation does not apply to qualified performance-based compensation.

DuPont reviews all compensation programs and payments to determine the tax impact on DuPont as well as on the executive officers. In addition, DuPont reviews the impact of its programs against other considerations, such as accounting impact, stockholder alignment, market competitiveness, effectiveness and perceived value to employees. Because many different factors influence a well-rounded, comprehensive executive compensation program, some compensation might not, on some occasions, be deductible under Code Section 162(m).

Following the distribution we will continue to monitor developments and assess alternatives for preserving the deductibility of compensation payments and benefits to the extent reasonably practicable consistent with our compensation policies and as determined to be in the best interests of Chemours and its stockholders.

New Equity and Incentive Plan

Information regarding our contemplated new equity and incentive plan will be provided by amendment to the registration statement on Form 10 of which this information statement is a part.

Treatment of Outstanding Equity Awards as of the Distribution Date

For DuPont equity incentive awards outstanding at the distribution date, we expect those awards will be adjusted using the following principles:

•	For each award recipient, the intent is to maintain the economic value of those awards before and after the distribution date.

•	Other than PSUs, which are described in more detail below, the terms of the equity awards, such as vesting date, will generally continue unchanged.

•	For Chemours employees at the time of distribution, those awards will be converted into Chemours equity awards and denominated in shares of Chemours common stock.

•	For DuPont employees, those awards will remain DuPont equity awards.

The following table provides additional information regarding each type of DuPont equity award:

	Chemours Employees	DuPont Employees
Stock Options	DuPont stock options will be converted into Chemours stock options to purchase Chemours common stock.	Continue to hold DuPont stock options.

Restricted Stock Units	DuPont RSUs will be replaced with Chemours RSUs of equal value.	Continue to hold DuPont RSUs.

Performance Stock Units	DuPont PSUs will be replaced with Chemours equity awards of equal value as follows: DuPont PSUs will be converted, pro-rated through the distribution date, into Chemours RSUs and an additional make-whole Chemours RSU award, each with vesting corresponding to the original performance period.	Continue to hold DuPont PSUs.

DuPont common stock units held by current or former directors of DuPont who become our directors upon the distribution will be replaced with Chemours units of equal value.

DuPont outstanding options and restricted stock unit awards held by Chemours employees will be converted to Chemours options and restricted stock unit awards as of the distribution date. As described in the Employee Matters Agreement, outstanding options restricted stock unit awards and deferred stock units will be converted into Chemours awards on substantially the same terms and vesting conditions as the original DuPont options, restricted stock unit awards and deferred stock units, except with regard to certain adjustments made in connection with the conversion designed such that the Chemours options, restricted stock unit awards and deferred stock units reflect the intrinsic value of the corresponding DuPont awards at the time of separation. As a result of the adjustment, the precise number of Chemours outstanding options, restricted stock unit awards and deferred stock units will not be known until the distribution date or shortly thereafter. For an estimate of the number of shares of Chemours common stock our named executive officers and directors will have a right to acquire within 60 days after the conversion of certain DuPont outstanding options, restricted stock unit awards and deferred stock units, see footnote 3 in “Security Ownership of Certain Beneficial Owners and Management — Security Ownership of Directors and Executive Officers.”

2014 Compensation Decisions

Annual Compensation Program

Annual Base Salary

The table below shows the annual base salary rate of our NEOs as of December 31, 2014. This information may be different from the base salary provided in the 2014 Summary Compensation Table (SCT), which reflects the actual base pay received for the year.

Name	2014 Base Salary		Primary Rationale
Mark Vergnano	$720,000		• Standard merit increase over 2013
Mark Newman	560,000		• New Hire starting salary
Beth Albright	400,000		• New Hire starting salary
Thierry Vanlancker	561,949	(1)	• Standard merit increase over 2013
B. C. Chong	612,711	(2)	• Standard merit increase over 2013

(1)	Mr. Vanlancker is paid in Swiss francs (CHF). Unless otherwise noted, compensation amounts have been converted to United States dollars using the foreign exchange rate in effect December 31, 2014: 1.0107.
(2)	Mr. Chong is paid in Singapore dollars (SGD). Unless otherwise noted, compensation amounts have been converted to United States dollars using the foreign exchange rate in effect December 31, 2014: 0.7555.

Annual Short Term Incentives

DuPont’s annual incentive plan design ensures that its executives maintain a strong focus on those financial metrics (e.g., revenue growth and earnings growth) that have been shown to be closely linked to its stockholder value creation over time. For 2014, STIP awards were based on the following formula, measures and weightings. The DuPont Compensation Committee approves these factors at the beginning of each fiscal year. Each element is discussed in greater detail below.

1. Target STIP	*	2. STIP Payout Factor		=	3. Final STIP Payout
Target STIP		Corporate Performance Payout Factor	(20% weight)		Maximum payout capped at 200% of target STIP

		+ Total Business Unit Performance Payout Factor	(60% weight)

		+ Individual Performance Payout Factor	(20% weight)

1. Target Short-Term Incentive Program

DuPont’s STIP targets are set as a percentage of base salary, consistent with market practice. The target STIP percentage for each level is reviewed regularly against market and approved annually. The actual calculation of the 2014 target STIP amount for Mr. Vergnano and the other NEOs is detailed in the table below.

Name	2014 Base Salary		2014 X Target STIP %	2014 = Target STIP $
Mark Vergnano	$720,000		100%	$720,000
Mark Newman	81,667		N/A (1)	N/A
Beth Albright	73,913	(2)	65%	48,043
Thierry Vanlancker	564,140	(3)	60%	338,484
B. C. Chong	546,272	(3)	30%	163,882

(1)	In accordance with the terms of his employment offer, Mr. Newman is not eligible for a 2014 non-equity incentive plan award.
(2)	The target and maximum non-equity incentive plan award amounts for Mrs. Albright are pro-rated based on her October 27, 2014 hire date.
(3)	The Base Salary used to determine Target STIP $ for Mr. Vanlancker and Mr. Chong are reference salaries derived from the midpoint of the salary range to which they are assigned, converted to United States dollars using the foreign exchange rate in effect December 31, 2014: 1.0107 (CHF) and 0.7555 (SGD).

2. STIP Payout Factor:

The weighted average payout factor for the STIP is based on actual performance on each measure and the weighting of that performance measure.

STIP PERFORMANCE MEASURES

	Metric	Weighting	Rationale for Use
Corporate performance	Operating EPS (Operating EPS compared to an internal target (Profit Objective))	20%	Is the most effective and common metric in measuring stockholder value Closely aligns stockholder and executive interests Provides insight with respect to ongoing operating results

Business unit performance	1. After-tax operating income (ATOI) (Business unit ATOI (excluding significant items) versus budget for the year)	15%	Measures profitability at the business unit level leading to corporate EPS results

	2. Revenue (Business unit revenue versus budget for the year)	15%	Reflects top-line growth — critical to company success

	3. Cash flow from operations (CFFO) (Business unit CFFO versus budget for the year)	20%	Measures ability to translate earnings into cash, indicating the health of DuPont’s business and allowing it to invest for the future

	4. Dynamic planning factor (Business units are assessed, both qualitatively and quantitatively, on a number of items, such as external factors, currency fluctuations, raw material fluctuations, and core values)	10%

Assesses how well a business unit anticipates and responds to the business environment in a way that creates value for DuPont

Assures that plan payouts are relevant to the current business strategy and recognizes the external economic environment

Individual performance	Individual performance assessment (Based on the executive’s performance versus personal, predetermined critical operating tasks or objectives, e.g., attainment of key strategic growth goals, specific revenue and earnings goals, achievement of fixed cost reduction targets, successful acquisitions/divestitures and integration efforts, and fulfillment of core values)	20%	Takes individual performance into consideration in finalizing STIP payout factors

2014 STIP PERFORMANCE AND PAYOUT FACTORS

2014 Results

Corporate and business unit performances are converted to a corresponding payout factor based on the concept of “leverage,” i.e., the relationship between performance for a given metric and its payout factor. The leverage in DuPont’s plan is consistent with competitive practice. For example, Operating EPS, business unit ATOI, business unit revenue, and business unit CFFO leverage is 2:1 below target and 5:1 above target. So, participants have two percentage points in payout deducted for each one percent change in performance below target, and receive five percentage points in payout for each one percent change in performance above target. In addition to steeper slopes, performance ranges were narrowed, resulting in a threshold performance requirement of 70% (80% for revenue metric) and a maximum payout at 120% performance or above. All metrics are capped at 200% payout.

Total Company	Payout Factor % (Unweighted)	X Weight	Payout Factor % = (Weighted)
Corporate performance (Operating EPS)*	0%	20%	0%
Business unit performance*	0-66%	60%	0-40%
Individual performance*	0-100%	20%	0-20%
Overall payout factor			0-58%

*	Actual Operating EPS, business unit and individual performance would have resulted in some payout. Consistent with DuPont’s pay-for-performance philosophy and financial performance in 2014, the DuPont Compensation Committee chose to exercise negative discretion and reduced the payout factor to zero for corporate performance and, for individuals in Fluoroproducts and Chemical Solutions, for business unit and individual performance.

3. Final STIP Payout

As illustrated in the table below, the final 2014 STIP payout is determined by multiplying the target STIP amount by the final total payout factor. Final payout factors were determined by Corporate performance, Business unit performance and each NEO’s Individual performance. Mr. Vergnano’s and Mrs. Albright’s business unit portion of their final payout factor were aligned to a factor based on a roll-up of DuPont’s twelve business units, while Messrs. Vanlancker and Chong were aligned with their business units, DuPont Chemicals and Fluoroproducts and Titanium Technologies. As noted above, Corporate performance and the DuPont Chemicals and Fluroproducts performance had a zero payout factor. Each NEO’s total payout factor was also adjusted for Individual performance.

Name	2014 Target STIP $	TOTAL Payout X Factor %	2014 = Final STIP $
Mark Vergnano	$720,000	52%	$376,000
Mark Newman	N/A	N/A	N/A
Beth Albright	48,043	56%	26,400
Thierry Vanlancker	338,484	0%	0
B. C. Chong	163,882	57%	105,543

Long-Term Incentive Program

In 2014, DuPont’s LTI program for NEOs consisted of a mix of stock options, PSUs, and RSUs, all based on fair value on the grant date. For 2014, the DuPont Compensation Committee revised the mix to increase PSUs to 50%, and decreased stock options and RSUs to 25% each. This shift reinforces DuPont’s emphasis on pay for performance.

The following table summarizes the performance drivers, mix, and objectives for the various LTI components as they relate to NEOs:

	PSUs	Stock Options	RSUs
2014 LTI mix	• 50%	• 25%	• 25%

Performance drivers	• TSR (relative to peer group) • Revenue growth (intermediate-term) (relative to peer group)	• Stock price appreciation (longer-term)	• Stock price appreciation (intermediate-term)

Objectives	• Focus on business priorities such as revenue growth and TSR, which are obtained through balanced growth, profitability, and capital management over a three-year period • Stockholder alignment	• Stockholder alignment • Link to long-term business objectives • Stock ownership • Retention	• Stock ownership • Capital accumulation • Retention

Program design

•    At the conclusion of the performance cycle, payouts can range from 0% to 200% of the target grant based on relative performance of revenue and TSR

•    PSUs are based on a three-year performance cycle compared to our peers and are awarded annually at the beginning of the cycle

		• Options vest in one-third increments over three years • Seven-year term • Nonqualified stock option grants are made annually at the closing price on the date of grant • No repricing of stock options	• Vest in one-third increments over a three-year period • Typically granted annually

2014 Long-Term Incentive Awards

Annual awards to employees, including NEOs, are made at a pre-established DuPont Compensation Committee meeting in early February. This allows sufficient time for the market to absorb announcement of annual earnings, which is typically made during the fourth week of January. DuPont does not time equity awards in coordination with the release of material nonpublic information. The grant price is the closing price on the date of grant.

Each year the DuPont Compensation Committee establishes target LTI values based on a number of factors including market practices, internal equity, and cost. For 2014, the Committee increased LTI targets approximately 10% to be more in line with competitive market levels and will continue to move toward market median over time.

Name	2014 LTI — Grant Date Fair Value(1)
Mark Vergnano	$2,100,000
Mark Newman	N/A	(2)
Beth Albright	N/A	(2)
Thierry Vanlancker	350,000
B. C. Chong	250,000

(1)	Reflects the grant date fair value and differs from the value of equity awards shown in the SCT and Grants of Plan-Based Awards Table (GPBAT) because those tables reflect the probable outcome of the performance conditions for PSUs. The LTI amounts shown in this table value PSUs at the closing price of DuPont common stock on the date of grant, and reflect the value the DuPont Compensation Committee considered when making LTI awards for 2014.
(2)	Mr. Newman and Mrs. Albright did not receive a 2014 LTI award because they were hired in November and October respectively. Both are eligible to receive LTI beginning February 2015.

Performance Share Units Granted in 2014

The actual number of shares earned for the PSUs granted in 2014 will be based on DuPont’s revenue growth and TSR relative to its peer group for the three-year performance period of 2014 through 2016, as shown in the table below. As described elsewhere, PSUs held by our employees at the time of the distribution will be subject to special treatment. See “Treatment of Outstanding Equity Awards as of the Distribution Date” on page 129.

PERFORMANCE TARGETS (2014-2016 PERFORMANCE PERIOD)

(REVENUE GROWTH PAYOUT % X TARGET AWARD X 50%)

+ (TSR PAYOUT % X TARGET AWARD X 50%)

= FINAL AWARD

DuPont Revenue Growth or TSR Relative to the Peer Group	% of Target Shares Earned (Payout %)
Below 25th percentile*	0%
At 25th percentile*	25%
At 50th percentile*	100%
At or above 75th percentile*	200%

*	Interim points are interpolated

2012 – 2014 PSU PROGRAM (PAYABLE IN 2015)

The three-year performance period for PSUs awarded in 2012 ended on December 31, 2014. The final number of shares earned was based on revenue growth and TSR in relation to DuPont’s peer group over the three-year performance period. The final payout determination was made in March of 2015 after a review of DuPont’s and its peer group’s performance. Revenue growth was comparable to those of the twenty-fourth (24th) percentile of the peer group. TSR was comparable to those of the forty-first (41st) percentile of the peer group. This resulted in an overall payout of thirty-seven percent (37%).

2014 NEO TOTAL DIRECT COMPENSATION SUMMARY

This table is not intended to be a substitute for the SCT or GPBAT. Base salary is shown as of December 31, 2014. STIP awards and LTI awards for 2014 are reflected in the SCT and GPBAT. The value of LTI awards reflected in this table differs from the value of equity awards shown in the SCT and GPBAT because those tables reflect the probable outcome of the performance conditions for PSUs. The LTI amounts shown in this table value

PSUs at the closing price of DuPont common stock on the date of grant, and reflect the value the DuPont Compensation Committee considered when making LTI awards for 2014.

Name	2014 Base Salary	2014 Final STIP	2014 LTI	TDC
Mark Vergnano	$720,000	$376,000	$2,100,000	$3,196,000
Mark Newman	560,000	N/A	N/A	560,000
Beth Albright	400,000	26,400	N/A	426,400
Thierry Vanlancker	561,949	0	350,000	911,949
B. C. Chong	612,711	105,543	250,000	968,254

Changes for 2015 STIP and LTI

Due to the contemplated separation, which is expected mid-2015, the 2015 STIP and LTI awards for our NEOs was modified from what was in effect generally for DuPont NEOs in 2014. As modified, performance under the STIP will be measured quarterly against three financial measures for Chemours: cash flow from operations (40%), operating earnings (40%) and revenue (20%) (the corporate performance and individual performance factors were eliminated). The portion of the annual LTI award that was historically granted in the form of PSU awards was not made; however, we expect to make a grant of comparable value upon or soon after the distribution in respect of that forgone award. Following the separation, we expect our Compensation Committee will review the STIP and LTI programs and may make certain changes to align them with our compensation philosophy and their view of our business needs and strategic priorities.

EXECUTIVE COMPENSATION

The following tables provide information in regard to the compensation of our NEOs for the fiscal year ending December 31, 2014. All of the compensation shown relates to the compensation paid by DuPont to the NEO for 2014. Chemours did not pay the NEOs any compensation for 2014.

Summary Compensation Table

Name and Principle Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Nonequity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
Mark Vergnano, President and Chief Executive Officer	2014	$716,667	N/A	$1,727,967	$525,011	$376,000	$714,436	$112,200	$4,172,281
Mark Newman, Senior Vice President and Chief Financial Officer(6)	2014	81,667	$500,000	1,500,039	N/A	N/A	N/A	24,312	2,106,018
Beth Albright, Senior Vice President, Human Resources(7)	2014	73,913	250,000	1,150,023	N/A	26,400	N/A	3,551	1,503,887
Thierry Vanlancker, President Fluoroproducts(8)	2014	560,098	N/A	288,074	87,511	0	0	0	935,683
B. C. Chong, President Titanium Technologies(9)	2014	611,732	N/A	205,767	62,504	105,543	N/A	44,187	1,029,733

(1)	Represents the aggregate grant date fair value of time-vested RSUs and PSUs computed in accordance with FASB ASC Topic 718. Those values are detailed in the 2014 Grants of Plan-Based Awards table. For PSUs, the grant date fair value is based upon the probable outcome of the performance conditions. This amount is consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under FASB ASC Topic 718, excluding the effect of estimated forfeitures. The grant date fair values of the PSUs assuming that the highest level of performance conditions will be achieved are as follows: Mr. Vergnano ($2,405,862); Mr. Vanlancker ($401,095); Mr. Chong ($286,497).
(2)	Represents the aggregate grant date fair value of stock options computed in accordance with FASB ASC Topic 718. Assumptions used in determining values can be found under 2014 Grants of Plan-Based Awards — Grant Date Fair Value of Stock and Option Awards.
(3)	Represents payouts under the cash-based award component (STIP) of the Equity and Incentive Plan (EIP) for services performed during 2014. This column includes compensation which may have been deferred at the NEO’s election. Any such amounts will be included in the “Executive Contributions” column of our 2015 Nonqualified Deferred Compensation table.
(4)	This column reports the estimated positive change in the actuarial present value of an NEO’s accumulated pension benefits and any above-market earnings on nonqualified deferred compensation balances. DuPont does not credit participants in the nonqualified plans with above-market earnings; therefore, no such amounts are reflected here. Fluctuations in exchange rates result in an aggregate net negative number for Mr. Vanlancker, and accordingly zero is reported per regulatory guidelines. The year-over-year change in pension values for Mr. Vanlancker is as follows: DISA $59,491; DUBEL ($60,105); TPG ($62,242). See the narrative discussion following the Pension Benefits table for a description of these plans.
(5)	Amounts shown include company contributions to qualified defined contribution plans and company contributions to nonqualified defined contribution plans. The amounts also reflect perquisites and personal benefits. For a detailed discussion of the items and amounts reported in this column, refer to the “All Other Compensation” section of the narrative discussion following this footnote.

(6)	Mr. Newman received a $150,000 signing bonus upon hire on November 10, 2014, a $350,000 short-term incentive replacement award payable in February 2015 in lieu of participation in the 2014 DuPont Short-term Incentive Plan and a special stock award with a grant date value of $1,500,039 upon joining.
(7)	Mrs. Albright received a signing bonus upon hire on October 27, 2014 and a special stock award with a grant date value of $1,150,023 upon joining.
(8)	Mr. Vanlancker is paid in Swiss francs (CHF). Unless otherwise noted, compensation amounts have been converted to United States dollars using the foreign exchange rate in effect December 31, 2014: 1.0107.
(9)	Mr. Chong is paid in Singapore dollars (SGD). Unless otherwise noted, compensation amounts have been converted to United States dollars using the foreign exchange rate in effect December 31, 2014: 0.7555.

Narrative Discussion of Summary Compensation Table

Salary

Amounts shown in the “Salary” column of the table above represent base salary earned during 2014. Base salary rate changes for all NEOs were effective March 1, 2014 for named executive officers then employed by DuPont. Base salary represents approximately one-third of TDC (base salary, STIP awards and LTI awards) for the NEOs employed the entire year, which is consistent with the DuPont Human Resources and Compensation Committee’s goal of placing emphasis on “at risk” compensation.

Bonus

Amounts shown in the “Bonus” column of the table above represents signing bonuses awarded upon hire and/or short-term incentive replacement awards in lieu of participation in the DuPont Short-Term Incentive Plan payable in February 2015.

Stock Awards

Amounts shown in the “Stock Awards” column of the table above represent the aggregate grant date fair value of RSUs and PSUs computed in accordance with FASB ASC Topic 718. For PSUs, the grant date fair value is based upon the probable outcome of the performance conditions. This amount is consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under FASB ASC Topic 718, excluding the effect of estimated forfeitures. Refer to 2014 Grants of Plan-Based Awards — Grant Date Fair Value of Stock and Option Awards for a detailed discussion of the grant date fair value of stock awards.

Option Awards

Amounts shown in the “Option Awards” column of the table above represent the aggregate grant date fair value of stock options computed in accordance with FASB ASC Topic 718. Refer to 2014 Grants of Plan-Based Awards — Grant Date Fair Value of Stock and Option Awards for a detailed discussion of the grant date fair value of option awards.

Non-Equity Incentive Plan Compensation

Amounts shown in the “Non-Equity Incentive Plan Compensation” column of the table above represent cash-based short-term incentive, or STIP, awards paid for 2014.

Change in Pension Value and Nonqualified Deferred Compensation Earnings

Amounts shown in the “Change in Pension Value and Nonqualified Deferred Compensation Earnings” column of the table above represent the estimated change in the actuarial present value of accumulated benefits for each of the NEOs at the earlier of either age 65 or the age at which the NEO is eligible for an unreduced pension. Key actuarial assumptions for the present value of accumulated benefit calculation can be found in Note 18 (“Long-Term Employee Benefits”) to the Consolidated Financial Statements in DuPont’s Annual Report on Form 10-K for the year ended December 31, 2014. Assumptions are further described in the narrative discussion following the Pension Benefits table.

There were no above-market or preferential earnings during 2014 on nonqualified deferred compensation. Generally, earnings on nonqualified deferred compensation include returns on investments in seven core investment alternatives, interest accruals on cash balances, DuPont common stock returns and dividend reinvestments. Interest is accrued on cash balances based on a rate that is traditionally less than 120% of the applicable federal rate, and dividend equivalents are accrued at a non-preferential rate. In addition, the other core investment alternatives are a subset of the investment alternatives available to all employees under the qualified plan. Accordingly, these amounts are not considered above-market or preferential earnings for purposes of, and are not included in, the 2014 Summary Compensation Table.

Accordingly, all amounts shown in this column reflect the change in the pension value under the Pension Plan and Pension Restoration Plan. The change in pension value represents the change from 2013 to 2014 in the present value of the NEO’s accumulated benefit as of the applicable pension measurement date.

All Other Compensation

Amounts shown in the “All Other Compensation” column of the table above include perquisites and personal benefits (if greater than or equal to $10,000); DuPont contributions to qualified defined contribution plans; and DuPont contributions to nonqualified defined contribution plans. The following table details those amounts.

Name	Perquisites and Other Personal Benefits		DuPont Contributions to Qualified Defined Contribution Plans(1)		DuPont Contributions to Nonqualified Defined Contribution Plans(2)
Mark Vergnano		$0	$23,400		$88,800
Mark Newman	Relocation	12,000	1,051		N/A
	Tax Gross-up on Relocation	11,261
Beth Albright		0	3,551		N/A
Thierry Vanlancker		0	N/A		N/A
B. C. Chong	Car allowance	28,331	8,990	(3)	N/A
	Income Tax Preparation	5,400
	Tax Equalization on income reportable for globally-mobile employees	378
	Club Subscription	1,088

(1)	Amounts represent DuPont’s match to the tax-qualified Retirement Savings Plan (RSP) on the same basis as provided to U.S. parent company employees. For 2014, the RSP provided a company match of 100% of the first 6% of the employee’s contribution. Amounts also include an additional company contribution of 3%.
(2)	Amounts represent DuPont’s match to the Retirement Savings Restoration Plan (RSRP) on the same basis as provided to U.S. parent company employees who fall above the applicable Internal Revenue Code (Code) limits. For 2014, the RSRP provided a company match of 100% of the first 6% of employee’s eligible contributions. Amounts also include an additional company contribution of 3% of eligible contributions.
(3)	Amount represents DuPont’s contribution to Singapore’s Central Provident Fund (CPF). The CPF is a comprehensive social security system that enables working Singapore citizens and permanent residents to set aside funds for retirement.

2014 Grants of Plan-Based Awards

The following table provides information on STIP awards, stock options, RSUs and PSUs granted in 2014 to each NEO. For a complete understanding of the table, refer to the narrative discussion that follows.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards					Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards; Number of Stock or Units (#)	All Other Option Awards; Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards
		Threshold	Target		Maxi-mum		Threshold (#)	Target (#)	Maximum (#)
Mark Vergnano	2/5/14	—	720,000		1,440,000		—	16,963	33,926				$1,202,931
	2/5/14									8,482			$525,036
	2/5/14										38,378	$61.90	$525,011
Mark Newman	11/11/14		N/A	(1)						21,184			$1,500,039
Beth Albright	10/27/14	—	48,044	(2)	96,087	(2)				16,942			$1,150,023
Thierry Vanlancker	2/5/14	—	338,484		676,968		—	2,828	5,656				$200,548
	2/5/14									1,414			$87,527
	2/5/14										6,397	$61.90	$87,511
B. C. Chong	2/5/14	—	163,882		327,764		—	2,020	4,040				$143,248
	2/5/14									1,010			$62,519
	2/5/14										4,569	$61.90	$62,504

(1)	In accordance with the terms of his employment offer, Mr. Newman is not eligible for a 2014 non-equity incentive plan award.
(2)	The target and maximum non-equity incentive plan award amounts for Mrs. Albright are pro-rated based on her October 27, 2014 hire date.

Narrative Discussion of Grants of Plan-Based Awards Table

Estimated Future Payouts Under Non-Equity Incentive Plan Awards

Amounts shown in this column of the table above represent STIP award opportunities for 2014 under the EIP. A target STIP award is established at the beginning of the relevant fiscal year (or upon hire as appropriate), based on a percentage of the NEO’s base salary. As noted above, Mr. Newman received a first-year short-term incentive guarantee in lieu of participation in the 2014 DuPont STIP. The actual STIP payout for NEOs, which can range from 0% to 200% of target, is based on corporate and total business unit performance and individual performance. Refer to pages (131-133) for more details.

Estimated Future Payouts Under Equity Incentive Plan Awards

Amounts shown in this column of the table above represent the potential payout range of PSUs granted in 2014. Vesting is based equally upon corporate revenue growth and TSR, both in relation to the predefined peer group. Performance and payouts are determined independently for each metric. At the conclusion of the three-year performance period, the actual award, delivered as DuPont common stock, can range from 0% to 200% of the original grant. Dividend equivalents are applied after the final performance determination.

For a discussion of the impact on PSUs of any termination, see “Potential Payments Upon Termination or Change in Control.” As discussed elsewhere, PSUs held by our employees at the time of the distribution will be subject to special treatment. See “Treatment of Outstanding Equity Awards as of the Distribution Date” on page 129.

All Other Stock Awards: Number of Shares of Stock or Units

Amounts shown in this column of the table above represent RSUs granted in 2014 that are paid out in shares of DuPont common stock and vest ratably over a three-year period, one-third on each anniversary date. Dividend equivalents are applied and are subject to the same restrictions as the RSUs. For a discussion of the impact on RSUs of any termination, see “Potential Payments Upon Termination or Change in Control.”

All Other Option Awards: Number of Securities Underlying Options

Amounts shown in this column of the table above represent nonqualified stock options granted in 2014 with a seven-year term and ratable vesting over a three-year period, one-third on each anniversary date. The exercise price of options granted, as shown in the table above, is based on the closing price of DuPont common stock on the date of grant. For a discussion of the impact on options of any termination, see “Potential Payments Upon Termination or Change in Control.”

Grant Date Fair Value of Stock and Option Awards

Except with respect to PSUs, amounts shown in this column of the table above reflect the grant date fair value of the equity award computed in accordance with FASB ASC Topic 718. For PSUs, the grant date fair value is based upon the probable outcome of the performance conditions. This amount is consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under FASB ASC Topic 718, excluding the effect of estimated forfeitures. The grant date fair value of the PSUs, to the extent subject to a total shareholder return metric, was $79.93, estimated using a Monte Carlo simulation. The grant date fair value of the PSUs, to the extent subject to a revenue metric, was based upon the closing price of the underlying DuPont common stock as of the grant date, which was $61.90.

The grant date fair value of RSUs reflected in this column is based on the closing price of DuPont common stock as of the grant date, which was $61.90.

For purposes of determining the fair value of stock option awards, DuPont used the Black-Scholes option pricing model and the assumptions set forth in the table below. The grant date fair value of options granted in 2014 was $13.68. DuPont determined the dividend yield by dividing the current annual dividend on the DuPont common stock by the option exercise price. A historical daily measurement of volatility is determined based on the expected life of the option granted. The risk-free interest rate is determined by reference to the yield on an outstanding U.S. Treasury Note with a term equal to the expected life of the option granted. Expected life is determined by reference to DuPont’s historical experience.

2014
Dividend yield	2.9%
Volatility	31.33%
Risk-free interest rate	1.675%
Expected life (years)	5.26

Outstanding Equity Awards at December 31, 2014

The following table shows the number of shares underlying exercisable and unexercisable options and unvested and, as applicable, unearned RSUs and PSUs (in each case denominated in shares of DuPont common stock) held by our NEOs at December 31, 2014. Market or payout values in the table below are based on the closing price of DuPont common stock as of December 31, 2014.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date	Grant Date	Number of Shares or Units of Stock Held That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock Held That Have Not Vested ($)	Equity Incentive Plan Awards; Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards; Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
Mark	33,384	16,693	$51.78	2/5/19	2/6/12	4,192	$309,976
Vergnano	18,411	36,822	$47.44	2/5/20	2/6/13	8,500	$628,464	16,021	$1,184,593
	—	38,378	$61.90	2/4/21	2/5/14	8,717	$644,575	16,963	$1,254,244
Mark Newman					11/11/14	21,328	$1,576,960
Beth Albright					10/27/14	17,057	$1,261,181
Thierry	3,875	—	$51.85	2/2/18
Vanlancker	3,861	1,931	$51.78	2/5/19	2/6/12	485	$35,869
	2,726	5,450	$47.44	2/5/20	2/6/13	1,258	$93,016	2,372	$175,386
					8/6/13	31,304	$2,314,629
	—	6,397	$61.90	2/4/21	2/5/14	1,453	$107,454	2,828	$209,102
B. C. Chong	27,526	—	$23.28	2/3/16
	12,125	—	$33.49	2/2/17
	6,339	—	$51.85	2/2/18
	4,187	2,094	$51.78	2/5/19	2/6/12	526	$38,909
	2,181	4,360	$47.44	2/5/20	2/6/13	1,006	$74,397	1,898	$140,338
	—	4,569	$61.90	2/4/21	2/5/14	1,038	$76,753	2,020	$149,359

(1)	The following table provides an overview of stock options with outstanding vesting dates as of December 31, 2014:

Stock Option Expiration Date	Outstanding Vesting Dates
2/5/2019	Balance vests on February 6, 2015
2/5/2020	Vests equally on February 6, 2015 and 2016
2/4/2021	Vests equally on February 5, 2015, 2016 and 2017

(2)	The following table provides an overview of RSUs, including dividend-equivalent units, with outstanding vesting dates as of December 31, 2014:

Grant Date	Outstanding Vesting Dates
2/6/2012	Balance vests on February 6, 2015
2/6/2013	Vests equally on February 6, 2015 and 2016
8/6/2013	Balance vests on August 6, 2017
2/5/2014	Vests equally on February 5, 2015, 2016 and 2017
10/27/2014	Vests equally on October 27, 2015, 2016 and 2017
11/11/2014	Vests equally on November 11, 2015, 2016 and 2017

(3)	The following table provides an overview of PSUs with outstanding vesting dates as of December 31, 2014:

Grant Date	Outstanding Vesting Dates
2/6/2013	Performance period ends December 31, 2015
2/5/2014	Performance period ends December 31, 2016

Because cumulative performance to date as of December 31, 2014 exceeds threshold, the next higher level of performance (i.e. target) is reported. The treatment of outstanding (2013-2015 and 2014-2016) PSU cycles is described under “Treatment of Outstanding Equity Awards as of the Distribution Date” on page 129.

(4)	Equity incentive plan awards reported in last two columns are based on achievement of target performance. Refer to footnote (3) above.

2014 Option Exercises and Stock Vested

The table below shows the number of shares of DuPont common stock acquired upon the exercise of stock options and the vesting of RSUs and PSUs during 2014.

Name	Option Awards(1)		Stock Awards(2)
	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized Upon Vesting ($)
Mark Vergnano	109,544	$2,858,937	16,665	$1,111,083
Mark Newman	—	—	—	—
Beth Albright	—	—	—	—
Thierry Vanlancker	16,264	664,403	1,963	130,905
B. C. Chong	—	—	2,143	142,559

(1)	Represents the number of stock options exercised in 2014. The value realized upon exercise is computed by determining the difference between the market price at exercise and the exercise price of the options.
(2)	Represents the number of RSUs and PSUs vesting in 2014. The value realized upon vesting is computed by multiplying the number of units by the value of the underlying shares on the vesting date, with respect to RSUs, and on March 2, 2015, with respect to PSUs. Includes PSUs granted in 2012, which vested December 31, 2014, and were paid out in March 2015. This information was also disclosed in the 2014 DuPont proxy.

The performance period for PSUs granted in 2012 ended on December 31, 2014. The final payout was not determinable as of December 31, 2014. The DuPont Human Resources and Compensation Committee made the final payout determination in March 2015 after a final review of DuPont’s performance relative to the peer group. The final 2012 PSU shares are paid out and the value realized in March 2015.

Pension Benefits as of December 31, 2014

The table below shows the present value of accumulated benefits for the NEOs under the tax qualified and nonqualified pension plans of DuPont as of December 31, 2014.

Name	Plan Name	Number of Years of Credited Service (#)		Present Value of Accumulated Benefits ($)(1)
Mark Vergnano	Pension Plan	34.00		$1,632,534
	Pension Restoration Plan	34.00		$6,347,702
Mark Newman	N/A
Beth Albright	N/A
Thierry Vanlancker	DuPont Switzerland (DISA) Subsidiary Plan	10.33	(2)	$891,670	(3)
	DuPont Belgium (DUBEL) Subsidiary Plan	16.00	(4)	$454,451	(5)
	Transferee Pension Guide (TPG) Policy	26.33		$1,115,221	(3)
B. C. Chong	N/A

(1)	The value that an executive will actually receive under these benefit plans will differ to the extent facts or circumstances vary from what these calculations assume.
(2)	Mr. Vanlancker is a participant in the DuPont Switzerland (DISA) Subsidiary Plan beginning September 1, 2004 to present (December 31, 2014). He is covered under the Transferee Pension Guide (TPG) Policy designed to protect transferees against a loss of acquired pension benefits due to transfers.
(3)	Converted from Swiss francs to United States dollars using the foreign exchange rate in effect December 31, 2014: 1.0107.
(4)	Mr. Vanlancker is a participant in the DuPont Belgium (DUBEL) Subsidiary Plan by way of service performed from September 1, 1988 through August 31, 2004.
(5)	Converted from Euros to Swiss francs, then Swiss francs to United States dollars using foreign exchange rates in effect December 31, 2014: 1.20293 and 1.0107, respectively.

Narrative Discussion of Pension Benefits

Mr. Vergnano participates in the DuPont Pension Plan and Pension Restoration Plan.

The Pension Plan is a tax-qualified defined benefit pension plan that covers a majority of the U.S. DuPont employees, except those hired or rehired after December 31, 2006. The Pension Plan provides employees with a lifetime retirement income based on years of service and the employees’ final average pay near retirement. The normal form of benefit for married individuals is a 50 percent qualified joint and survivor annuity. The normal form of benefit for unmarried individuals is a single life annuity, which is actuarially equivalent to the normal form for married individuals. Normal retirement age under the Pension Plan is generally age 65, and benefits are vested after five years of service. Under the provisions of the Pension Plan, employees are eligible for unreduced pensions when they meet one of the following conditions:

•	Age 65 or older with at least five years of service

•	Age 58 with age plus service equal to or greater than 85

•	Permanent incapacity to perform duties, with at least 15 years of service

An employee who is not eligible for retirement with an unreduced pension is eligible for retirement with a reduced pension if he/she is age 50 with at least 15 years of service. His/her pension is reduced by the greater of five percent for every year that his/her age plus service is less than 85 or five percent for every year that his/her age is less than 58. In no event will the reduction exceed 50 percent. As of December 31, 2014 Mr. Vergnano is eligible for a reduced pension.

The primary pension formula that applies to participants in the Pension Plan and Pension Restoration Plan provides a monthly retirement benefit equal to:

Average monthly compensation is based on the employee’s three highest-paid years or, if greater, the 36 consecutive highest-paid months. Compensation for a given month includes regular compensation plus one-twelfth of an individual’s STIP award for the relevant year. Other bonuses are not included in the calculation of average monthly compensation.

If benefits provided under the Pension Plan exceed the applicable Code compensation or benefit limits, the excess benefit is paid under the Pension Restoration Plan, an unfunded nonqualified plan. Effective January 1, 2007, the form of benefit under the Pension Restoration Plan for participants not already in pay status is a lump sum. The mortality tables and interest rates used to determine lump sum payments are the Applicable Mortality Table and the Applicable Interest Rate prescribed by the Secretary of the Treasury in Section 417(e)(3) of the Code.

DuPont does not grant any extra years of credited service.

Key actuarial assumptions for the present value of accumulated benefit calculation can be found in Note 18 (“Long-Term Employee Benefits”) to the Consolidated Financial Statements in DuPont’s Annual Report on Form 10-K for the year ended December 31, 2014. All other assumptions are consistent with those used in the Long-Term Employee Benefits Note, except that the present value of accumulated benefit uses a retirement age at which the NEO may retire with an unreduced benefit under the Pension Plan. The valuation method used for determining the present value of the accumulated benefit is the traditional unit credit cost method.

Mr. Vanlancker is a participant in the DuPont Switzerland (DISA) Subsidiary Plan, the DuPont Belgium (DUBEL) Subsidiary Plan, and is covered under the Transferee Pension Guide (TPG) Policy.

DuPont Switzerland (DISA) Subsidiary Plan

In fulfilling its obligation to protect employees and their survivors against the economic consequences of old age, disability and death, DuPont Switzerland, in partnership with its employees, implemented The Pension Plan for the Personnel of DuPont de Nemours International Sarl, referred to as the DuPont Switzerland (DISA) Subsidiary Plan.

The valuation methodology used to determine benefits considers age and gender, with reference to the 2010 Swiss mortality table (LPP2010), using a technical interest rate of 3.5% per annum through December 31, 2014. The technical interest rate is 3.0% effective January 1, 2015.

The monthly normal retirement pension for each participant shall be:

Monthly pension = [1.8% x Sdf x S] / 12

Sdf = Final Three-Year Pension-Bearing Pay

S = Months of Participation Credit, at most 540, or 45 years.

Normal retirement date means the first day of the calendar month following the date at which the Participant attains age 65.

Final Three-Year Pension-Bearing Pay means average Pension-Bearing Pay during the final 36 months or actual number of months if less than 36, in which Monthly Pay was received.

Pension-Bearing Pay means that portion of Monthly Pay in excess of Social Security-Covered Pay.

Social Security-Covered Pay means that portion of Monthly Pay which equals 100% of the monthly minimum AVS pension.

Participation Credit means the sum of months in which Pension-Bearing Pay applies, increased by purchase of benefits in accordance with Section 4.3 and reduced by withdrawal to finance home ownership or withdrawal due to a divorce.

The monthly pension calculated shall be in addition to any pension payable by Social Security. Participants may require that a part, maximum 50%, of his pension be converted into a lump sum payment at the date of retirement.

Active Participants shall contribute to this Plan an amount equal to 8% of Pension-Bearing Pay. The employer’s contribution shall be at least equal to the aggregate contributions paid by Participants.

The DISA Plan also provides for Disability Pension, Surviving Spouse Pension, and/or Orphan Pension as may be appropriate. Additionally, the DISA Plan provides for a Lump-sum Death Benefit to be payable to the Participant’s beneficiaries should the Participant die due to a cause other than accident.

If an active Participant separates from employment prior to an insured event (retirement, disability or death), he is entitled to a portable benefit. The portable benefit is equivalent to the actual value of the acquired vested rights (on the principle of defined benefits). Once DuPont has paid the portable benefit it is released from all benefit obligations.

An active Participant who is at least aged 58 shall become eligible for voluntary early retirement upon his request and provided he ceases to earn an income from the employer. The early retirement pension shall be determined by:

1.	Calculating a basic pension amount, and

2.	Reducing this amount by 4% per year preceding the normal retirement date. For the Participants aged between 50 and 57 as of December 31, 2012, including Mr. Vanlancker, the pension amount is reduced by 2% per year preceding the normal retirement date. The reduction is pro-rated when the number of years is fractional.

All active Participants may also buy in additional participation credit, by submitting, within 6 months joining the employer, a financial plan outlining such buying in, which must be scrupulously followed or any future participation credit that the Participant committed to buy could no longer be acquired. The total buying in of participation credits may not exceed the normal retirement pension, which would have been accumulated in participating to the present plan as from the age of 20. The number of years of participation credit cannot exceed 45. The Participant must transfer in all his vested benefits from previous Swiss pension funds and from any other recognized pension institutions in Switzerland before he can buy in benefits and/or make voluntary contributions. An active Participant who has been a participant for more than 6 months and who has already completed the payment schedule he committed to for buying benefits may make voluntary contributions in order to buy complementary pension benefits. The maximum value is equal to the amount required to allow a Participant to retire as early as from age 58 with the same pension he would have received at normal retirement age (based on the same pensionable salary at the retirement date).

The specific elements of compensation covered by the pension formula consist of Monthly Pay, meaning the Participant’s monthly gross base salary, before deductions, based on his regular working schedule, plus an increment equal to 1/12 of said monthly gross salary to reflect the payment of a thirteenth month, but excluding any overtime, annual lump sum awards, family allowances, or other awards or perquisites.

The salary exceeding 10 times the maximum LPP salary (“LPP” means the Swiss Federal Law on Retirement, Dependents and Disability Pensions of June 25, 1982) shall not be taken into account under this Pension Plan.

DuPont Belgium (DUBEL) Subsidiary Plan

Mr. Vanlancker earned an accrued benefit in the DUBEL plan by way of working in Belgium beginning September 1988 through August 2004.

The valuation methodology is based on the actuarial “current unit credit” method, where the actuarial liability (actual value of future pension obligation) is based on the current salary and the current service. As the actuarial liability is calculated using the expected return on assets, in line with the strategic asset allocation, a supplementary buffer of 20% is added on top of the actuarial liability to protect against negative deviations towards the expected return on assets. The technical provision (so-called Long Term Provision LTP) is therefore equal to the actuarial liability plus a buffer of 20% and at least equal to the sum of all individual transfer values according to Social and Labor Law (Short Term Provision STP).

Ongoing retirement contributions are calculated using the same methodology (reflecting the increase of the actuarial liability over one year) and contains two parts: the extra year of service and the revaluation of the past service due to one year of salary increase. The ongoing contribution is also increased with a buffer of 20% in line with the increase of the technical provision (LTP).

Risk benefits are fully insured by an insurer at no extra cost.

Benefits available under the DUBEL plan are determined by formula (i.e., the pension capital calculation). Pensionable earnings consist of base salary and shift premiums only. When performing this calculation, retirement is presumed to occur on the first of the month following the participant’s 65th birthday. The commencement date for benefits payable under the plan can be postponed. If so, the accrual continues following standard rules. Participants must be living as of the first of the month following their 65th birthday to be entitled to a defined benefit capital payout.

Participants may opt for early retirement as of age 60, provided a sufficient number of years have been worked to be legally entitled. Participants are entitled to accrued capital at early retirement age.

There are no death benefits payable to deferred vested participants in the plan.

There is no policy granting extra years of credited service under the plan.

Transferee Pension Guide (TPG) Policy

The purpose of the “TPG” Policy is to provide pension treatment for employees who have vested entitlements in two or more DuPont pension plans, equitable with pension treatment for employees who participated during their career in only one plan. The objective is to protect transferees against a loss of acquired pension benefits due to transfers.

The “TPG” Policy is based on the following principles:

1.	Total Retirement Income (TRI) will be guaranteed on the basis of all years of Pensionable Service and Final Average Pay Levels.

2.	This guarantee should not exceed: final average pay or the highest pension that would have been payable if all the service had been in any one of the plans in which the employee participated; and should not be less: than the lowest pension that would have been payable if all the service had been in any one of the plans in which the employee participated.

3.	Protection against loss of Social Security coverage directly attributable to a transfer within DuPont.

4.	Preservation of all pension segments earned as a participant in DuPont pension plans.

5.	Eligibility will be determined in accordance with the final subsidiary’s pension plan.

6.	All calculations will be made in the currency of the selected Administrative Country of Retirement (ACOR) using appropriate exchange rates.

7.	The TRI Guarantee will be reviewed periodically in line with the pension adjustments in the ACOR.

Pension calculations are made according to two basic formulas. The same basic calculation principles apply in determining normal age, early and disability retirement pension, survivor pension and vested benefits. The basic formula for the Pension Guarantee is:

Final Average Pay

Times Pensionable Service

Times Weighted Average Benefit Factor

Equals Total Retirement Income Guarantee

The DuPont pension guarantee is the TRI Guarantee less the Applicable Social Security.

For each individual pension plan a transferee participated in a calculation is made according to the pension formula in force and the pension bearing pay earned for the period of participation. These segments are added up to give the actual DuPont pension segments. Together with the Applicable Social Security segments this forms the aggregate Sum-of-the-Parts pension benefit.

The Total Retirement Income is the higher of the calculations under the Pension Guarantee formula and the Sum-of-the-Parts formula. The elements of TRI can include individual DuPont pension plan segments, Applicable Social Security and a Supplemental Benefit when the TRI Guarantee formula is higher than Sum-of-the-Parts.

Final Average Pay is the highest average pay recognized for pension purposes in any consecutive 36 months in the last ten years of DuPont employment, annualized. The specific elements of compensation recognized for pension purposes may vary from one corporate unit to another.

Pensionable Service is all periods of service recognized as participation credit in a DuPont pension plan or equivalent at the time of pensionable event.

Weighted Average Benefit Factor is an average of the actual benefit factors at the time of pensionable event for each DuPont plan, weighted for the period during which the transferee has participated in that plan.

Applicable Social Security is the portion of all Social Security benefits attributable to employment with DuPont.

Pension benefits are calculated on the basis of the normal age retirement pension eligibility provisions of the final subsidiary pension plan. Early retirement pension benefits are calculated on the basis of the final subsidiary pension plan eligibility provisions for early retirement and method of benefits reduction. A reduction factor of 0.5% per month will be used for individual pension plans that do not have a specified actuarial reduction factor. Survivors’ pension benefits are calculated on the basis of the survivors’ pension eligibility provisions of the final subsidiary pension plan. Disability retirement pension benefits are calculated on the basis of the final subsidiary pension plan disability provisions.

The valuation methodology utilized may vary from one corporate unit to another.

Similarly, policies granting extra years of credited service may vary from one corporate unit to another.

Mr. Newman was hired after December 31, 2006. As such, he does not participate in the Pension Plan or Pension Restoration Plan.

Mrs. Albright was hired after December 31, 2006. As such, she does not participate in the Pension Plan or Pension Restoration Plan.

Mr. Chong does not participate in any tax-qualified or supplemental nonqualified defined benefit plans.

Nonqualified Deferred Compensation As of December 31, 2014

The following table provides information on DuPont’s defined contribution or other plans that during 2014 provided for deferrals of compensation on a basis that is not tax-qualified. Mr. Vergnano is the only NEO who participated in such a DuPont plan during 2014.

Name	Executive Contributions in 2014(1)	DuPont Contributions in 2014(2)	Aggregate Earnings in 2014(3)	Aggregate Balance as of 12/31/2014(4)
Mark Vergnano
RSRP	59,200	88,800	61,022	1,340,635
Deferred STIP	—	—	—	—
Deferred LTI			10,095	69,820
Management Deferred Compensation Plan	—	—	—	—

Mark Newman
RSRP	—	—	—	—
Deferred STIP	—	—	—	—
Deferred LTI	—	—	—	—
Management Deferred Compensation Plan	—	—	—	—

Beth Albright
RSRP	—	—	—	—
Deferred STIP	—	—	—	—
Deferred LTI	—	—	—	—
Management Deferred Compensation Plan	—	—	—	—

Thierry Vanlancker	—	—	—	—
	—	—	—	—
	—	—	—	—
	—	—	—	—
B. C. Chong	—	—	—	—
	—	—	—	—
	—	—	—	—
	—	—	—	—

(1)	The amount in this column represents base salary deferred under the RSRP; the amounts are also included in the 2014 Summary Compensation Table.
(2)	The amount in this column represents matching contributions made under the RSRP; the amounts are also included in the 2014 Summary Compensation Table.
(3)	Earnings represent returns on investments in seven core investment alternatives, interest accruals on cash balances, DuPont common stock returns, and dividend reinvestments. Interest is accrued on cash balances based on a rate that is traditionally less than 120% of the applicable federal rate, and dividend equivalents are accrued at a non-preferential rate. In addition, the other core investment alternatives are a subset of the investment alternatives available to all employees under the qualified plan. Accordingly, these amounts are not considered above-market or preferential earnings for purposes of, and are not included in, the 2014 Summary Compensation Table.

(4)	The table below reflects amounts reported in the aggregate balance at last fiscal year-end that were previously reported as compensation to the NEO in DuPont’s Summary Compensation Table for previous year(s).

Name	RSRP	Deferred STIP	Deferred LTI	MDCP	Total
Mark Vergnano	300,965	—	—	—	300,965
Mark Newman	N/A	N/A	N/A	N/A	N/A
Beth Albright	N/A	N/A	N/A	N/A	N/A
Thierry Vanlancker	N/A	N/A	N/A	N/A	N/A
B. C. Chong	N/A	N/A	N/A	N/A	N/A

Narrative Discussion of the Nonqualified Deferred Compensation Table

DuPont offers several nonqualified deferred compensation programs under which participants voluntarily elect to defer some portion of base salary, STIP, or LTI awards until a future date. Deferrals are credited to an account and earnings are calculated thereon in accordance with the applicable investment option or interest rate. With the exception of the RSRP, there are no company contributions or matches. The RSRP was adopted to restore company contributions that would be lost due to Internal Revenue Code limits on compensation that can be taken into account under DuPont’s tax-qualified savings plan. Amounts shown in the Nonqualified Deferred Compensation Table as Deferred LTI represent deferrals of long-term awards prior to the adoption of the MDCP in May 2008. The following provides an overview of the various deferral options as of December 31, 2014. No NEO had deferrals under the MDCP for 2014.

Base Salary

Under the RSRP, an NEO can elect to defer eligible compensation (generally, base salary plus STIP) that exceeds the regulatory limits ($260,000 in 2014) in increments of 1% up to 6%. DuPont matches participant contributions on a dollar-for-dollar basis up to 6% of eligible pay. DuPont also makes an additional contribution of 3% of eligible compensation. Participant investment options under the RSRP mirror the options available under the qualified plan. Distributions may be made in the form of a lump sum or annual installments after separation from service.

Under the MDCP, an NEO can elect to defer the receipt of up to 60% of his/her base salary. DuPont does not match base salary deferrals under the MDCP. Participants may select from among seven core investment options under the MDCP for base salary deferrals, including DuPont common stock units with dividend equivalents credited as additional stock units. In general, distributions may be made in the form of a lump sum at a specified future date prior to separation from service or a lump sum or annual installments after separation from service.

STIP

Under the RSRP, an NEO can elect to defer eligible compensation (generally, base salary plus STIP) that exceeds the regulatory limits ($260,000 in 2014) in increments of 1% up to 6%. DuPont matches participant contributions on a dollar-for-dollar basis up to 6% of eligible pay. DuPont also makes an additional contribution of 3% percent of eligible compensation. Participant investment options under the RSRP mirror the options available under the qualified plan. Distributions may be made in the form of a lump sum or annual installments after separation from service.

Under the MDCP, an NEO can elect to defer the receipt of up to 60% of his/her STIP award. DuPont does not match STIP deferrals under the MDCP. Participants may select from among seven core investment options under the MDCP for STIP deferrals, including DuPont common stock units with dividend equivalents credited as additional stock units. In general, distributions may be made in the form of a lump sum at a specified future date prior to separation from service or a lump sum or annual installments after separation from service.

LTI

Under the MDCP, an NEO can elect to defer the receipt of 100% of his/her LTI awards (RSUs and/or PSUs). DuPont does not match LTI deferrals under the MDCP. LTI deferrals under the MDCP are in the form of DuPont common stock units with dividend equivalents credited as additional stock units.

Potential Payments upon Termination or Change In Control

As described in the CD&A, DuPont adopted severance plans in 2013. For a description of the plans, see “Components of Our Executive Compensation Program — Change in Control Severance Benefits.” Potential payments under the plan are reflected in the table that follows. The table also includes potential payments under the DuPont Equity and Incentive Plan (EIP). The treatment of benefits under each plan on termination or change in control is detailed in the footnotes to the table.

The following information does not quantify payments under plans that are generally available to all salaried employees, similarly situated to the NEOs in age, years of service, date of hire, etc., and that do not discriminate in scope, terms, or operation in favor of executive officers. For example, all participating employees who terminated on December 31, 2014, are entitled to receive any STIP awards under the EIP for 2014. See also the Pension Benefits and Nonqualified Deferred Compensation tables and accompanying narrative discussions for benefits or balances, as the case may be, under those plans as of December 31, 2014.

Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect those amounts include the timing during the year of any such event, DuPont’s stock price and the executive’s age.

If an individual engages in misconduct, DuPont may demand that he/she repay any long term or short term incentive award, or cash payments received as a result of such an award, within 10 days following written demand by DuPont. See the discussion “How We Manage Compensation Risk — Compensation Recovery Policy (Clawbacks).”

For the CEO and other NEOs, the benefits that would become payable upon termination of employment, death, disability, or change in control as of December 31, 2014, are outlined below, based on DuPont’s closing stock price of $73.94 (as reported on the New York Stock Exchange) on that date.

The amounts shown are not necessarily indicative of what we will pay under similar circumstances because we have not yet determined what change in control or termination plans, if any, we will adopt and because in any event a wide variety of factors can affect payment amounts, which as a result can be determined with certainty only when an actual change in control or termination event occurs. The table below shows the payments under the existing DuPont change in control severance plans and the severance obligations under the employment offer letters with Mr. Newman and Mrs. Albright.

Name	Form of Compensation(1)	Voluntary or For Cause(2)	Termination Due to Lack of Work(3)		Retirement(8)	Death(9)		Disability(3)	Change in Control(11)
Mark Vergnano	Base Salary and STIP	—	—		—	—		—	$2,880,000
	Stock Options	—	$1,011,836		$1,807,771	$1,807,771		$1,011,836	1,807,771
	RSUs	—	1,583,015		1,583,015	1,583,015		1,583,015	1,583,015
	PSUs	—	1,986,751		1,986,751	1,986,751		1,986,751	3,285,524
Mark Vergnano Total		—	4,581,602		5,377,537	5,377,537		4,581,603	9,556,310
Mark Newman	Base Salary and STIP	—	1,008,000	(4)	—	—		—	2,016,000
	Stock Options	—	—		—	—		—	—
	RSUs	—	1,576,960	(5)	0	1,576,960		1,576,960	1,576,960
	PSUs	—	—		—	—		—	—
Mark Newman Total		—	2,584,960		0	1,576,960		1,576,960	3,592,960
Beth Albright	Base Salary and STIP	—	660,000	(4)	—	—		—	1,320,000
	Stock Options	—	—		—	—		—	—
	RSUs	—	1,261,181	(5)	0	1,261,181		1,261,181	1,261,181
	PSUs	—	—		—	—		—	—
Beth Albright Total		—	1,921,181		0	1,261,181		1,261,181	2,581,181
Thierry Vanlancker	Base Salary and STIP	—	562,452	(6)	—	404,280	(10)	—	1,686,854
	Stock Options	—	140,677		264,236	264,236		140,677	264,236
	RSUs	—	236,339		236,339	2,550,968		2,550,968	236,339
	PSUs	—	273,915		273,915	273,915		273,915	482,459
Thierry Vanlancker Total		—	1,213,383		774,490	3,493,399		2,965,560	2,669,888
B. C. Chong	Base Salary and STIP	—	—	(7)	—	—		—	1,378,600
	Stock Options	—	122,510		216,954	216,954		122,510	216,954
	RSUs	—	190,059		190,059	190,059		190,059	190,059
	PSUs	—	241,550		241,550	241,550		241,550	395,949
B. C. Chong Total		—	554,119		648,563	648,563		554,119	2,181,562

(1)	Since 2012, the award agreements for stock options, RSUs and PSUs contain restrictive covenants that may result in forfeiture of unvested stock options, RSUs and PSUs upon breach of confidentiality, nonsolicitation and noncompetition obligations during employment and after termination of employment (for a period of one year for nonsolicitation and noncompetition).
(2)	Upon voluntary termination or termination for cause, the various DuPont plans and programs provide for forfeiture of all unvested stock options, RSUs and PSUs. To the extent that an NEO is retirement-eligible, unvested stock options, RSUs and/or PSUs are treated as if the NEO has retired.
(3)	Upon termination for lack of work or disability:

•	Vested options may be exercised during the one-year period following termination. During the one-year period, options continue to become exercisable in accordance with the three-year vesting schedule, as if the employee had not separated from service. Amount shown represents the in-the-money value of those options that would vest within the one-year period following December 31, 2014.

•	RSUs that are awarded as part of the annual award to eligible employees are automatically vested and paid out. Special or one time awards are forfeited upon a termination for lack of work. Upon disability, special or one time RSU awards are automatically vested and paid out. Amount shown for disability represents the value of all RSUs as of December 31, 2014.

•	PSUs remain subject to original performance period, prorated for the number of months of service completed during the performance period. Amount shown represents the prorated target value of PSUs as of December 31, 2014.

•	To the extent that an NEO is retirement-eligible, unvested stock options, RSUs and/or PSUs are treated as if the NEO has retired.
(4)	In the event of termination without Cause, an amount equivalent to one year of base salary and one year of target bonus payable within 60 days of the termination date.
(5)	In the event of termination without Cause, any unvested portion of the special RSU award will become fully vested.
(6)	In case of separation due to restructuring, local practice is to have a lump sum paid to employees. Based on Mr. Vanlancker’s attained age and years of service, this payment is capped at the maximum one year salary plus an amount for tax advice.
(7)	In case of separation due to lack of work, local practice is to pay 1.25 months of base salary for every year of service up to a maximum of 24 months. A payment of this sort is generally available to all similarly situated employees and therefore the exact amount payable to the NEO is not disclosed herein.
(8)	Upon retirement, NEOs are treated as if they had not separated from service and:

•	Options continue vesting in accordance with the three-year vesting schedule. Amount shown represents the in-the-money value of unvested options as of December 31, 2014.

•	Restrictions on the regular annual RSUs lapse on the original schedule. Special or one time RSU awards are forfeited. Amount shown represents the value of regular annual RSUs as of December 31, 2014.

•	PSUs are subject to the original performance period, prorated for the number of months of service completed during the performance period. Amount shown represents the prorated target value of PSUs as of December 31, 2014.

•	Regardless of the above, any retirement within six months of the grant date results in forfeiture of the award.

(9)	Upon death:

•	Options are fully vested and exercisable and expire two years following death or at the end of the original term, whichever is shorter. Amount shown represents the in-the-money value of unvested options as of December 31, 2014.

•	All RSUs are automatically vested and paid out. Amount shown represents the value of all RSUs as of December 31, 2014.

•	PSUs remain subject to the original performance period, prorated for the number of months of service completed during the performance period. Amount shown represents the prorated target value as of December 31, 2014.

(10)	In the event of death due to accident, one-year salary (maximum CHF 400,000)

(11)	Upon change in control:

•	For awards granted between 2008 and 2011, treatment is as follows:

•	Stock options become fully vested and exercisable. Amount shown represents the in-the-money value of unvested options as of December 31, 2014.

•	Restrictions on all RSUs lapse. Amount shown represents the value of all RSUs as of December 31, 2014.

•	PSUs are paid at target, prorated for the number of months of service completed during the performance period. Amount shown represents the prorated target value as of December 31, 2014.

•	Treatment for awards made in 2012 and after varies depending on whether the company is the surviving entity and, if not, whether the awards are assumed by an acquiring entity. Values shown in the table above assume that DuPont is not the surviving entity and the acquiring entity does not assume or otherwise provide for continuation of the awards.

•	Options are immediately vested and cancelled in exchange for payment in an amount equal to (i) the excess of the fair market value per share of the stock subject to the award immediately prior to the change in control over the exercise or base price per share of stock subject to the award multiplied by (ii) the number of shares granted. Amount shown represents the in-the-money value of unvested options as of December 31, 2014.

•	RSUs are immediately vested and all restrictions lapse. Awards cancelled in exchange for a payment equal to the fair market value per share of the stock subject to the award immediately prior to the change in control multiplied by the number of shares granted. Amount shown represents the value of all RSUs as of December 31, 2014.

•	PSUs are converted into time-vested RSUs at target, without proration and treated consistently with time-vested awards as described above. Amount shown represents the target value as of December 31, 2014.

•	In the event that DuPont is the surviving entity or the acquiring entity assumes or otherwise provides for continuation of the awards, all stock options and RSUs remain in place or substitute awards are issued. PSUs are converted into time-vested RSUs at target, without proration and treated consistently with time-vested awards.

•	Upon termination without cause or termination for good reason within two years after change in control, awards vest in full. Options remain exercisable for two years, or the original expiration date, whichever first occurs.

•	Regardless of the forgoing, any termination within six months of the grant date results in forfeiture of the award.

•	Under the DuPont change in control severance plans, a change in control must occur and the executive’s employment must be terminated within two years following the change in control, either by the employer without cause or the executive for good reason (often called a “double trigger”). Benefits provided under the plan include: (i) lump sum cash payment equal to one and one-half to two times (three times for the CEO) the sum of the executive’s base salary and target annual bonus; (ii) a lump sum cash payment equal to the pro-rated portion of the executive’s target annual bonus for the year of termination; and (iii) continued health and dental benefits, financial counseling, tax preparation services and outplacement services for one and one-half to two years (three years for the CEO) following the date of termination. NEOs working outside the U.S. who are eligible for local severance benefits as well as those provided under DuPont plans receive one or the other, whichever is more beneficial to the employee.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Review and Approval of Transactions with Related Persons

Our board of directors is expected to adopt written policies and procedures relating to the approval or ratification of “Related Person Transactions.” Under the policies and procedures, the Nominating and Governance Committee (or its Chair, under some circumstances) will review the relevant facts of all proposed Related Person Transactions and either approve or disapprove of the entry into the Related Person Transaction, by taking into account, among other factors it deems appropriate: (i) the commercial reasonableness of the transaction; (ii) the materiality of the Related Person’s direct or indirect interest in the transaction; (iii) whether the transaction may involve a conflict of interest, or the appearance of one; (iv) whether the transaction was in the ordinary course of business; and (v) the impact of the transaction on the Related Person’s independence under the Corporate Governance Guidelines and applicable regulatory and listing standards.

No director will participate in any discussion or approval of a Related Person Transaction for which he/she or any of his/her immediate family members is the Related Person. Related Person Transactions will be approved or ratified only if they are determined to be in the best interests of us and our stockholders.

If a Related Person Transaction that has not been previously approved or previously ratified is discovered, the Related Person Transaction will be presented to the Nominating and Governance Committee for ratification. If the Nominating and Governance Committee does not ratify the Related Person Transaction, then we either ensure all appropriate disclosures regarding the transaction are made or, if appropriate, takes all reasonable actions to attempt to terminate our participation in the transaction.

It is expected that under our policies and procedures to be adopted, a “Related Person Transaction” will generally be include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships in which: (i) we were, are or will be a participant; (ii) the aggregate amount involved exceeds $120,000 in any fiscal year; and (iii) any Related Person had, has or will have a direct or indirect material interest (other than solely as a result of being a director or trustee or a less than 10 percent beneficial owner of another entity).

It is expected that under our policies and procedures to be adopted, a “Related Person” will generally be any person who is, or at any time since the beginning of our last fiscal year was: (i) a director or an executive officer of us or a nominee to become a director of us; (ii) any person who is known to be the beneficial owner of more than five percent of any class of our outstanding common stock; or (iii) any immediate family member of any of the persons mentioned above.

Our Nominating and Governance Committee will be charged with reviewing issues involving independence and all Related Person Transactions. It is expected that we and our subsidiaries may purchase products and services from and/or sell products and services to companies of which certain of our directors or executive officers, or their immediate family members, are employees. The Nominating and Governance Committee and our board of directors will have reviewed such transactions and relationships and make a determination as to the materiality of such transactions.

Restrictions on Certain Types of Transactions

We expect to adopt a policy that prohibits directors and officers from engaging in the following types of transactions with respect to our stock: short-term trading; short sales; hedging transactions; margin accounts and pledging securities. This policy will also strongly recommend that all other employees refrain from entering into these types of transactions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the distribution, all of the outstanding shares of our common stock will be owned beneficially and of record by DuPont. The following table sets forth information with respect to the expected beneficial ownership of our common stock by: (1) each person who is known by us who will beneficially own more than five percent of our common stock, (2) each expected director, director nominee and named executive officers and (3) all of our expected directors, director nominees and executive officers as a group. Except as noted below, we based the share amounts on each person’s beneficial ownership of DuPont common stock on April 1, 2015, giving effect to a distribution ratio of one share of our common stock for every five shares of common stock of DuPont. Immediately following the distribution, we estimate that [—] million of our shares of common stock will be issued and outstanding based on DuPont common stock expected to be outstanding as of the record date. The actual number of our outstanding shares of our common stock following the distribution will be determined on [—], 2015, the record date.

Security Ownership of Certain Beneficial Owners

Based solely on the information filed on Schedule 13G for the year ended December 31, 2014, reporting beneficial ownership of DuPont common stock, we anticipate the following stockholders will beneficially own more than five percent of our common stock immediately following the distribution.

Name and Address of Beneficial Owner	Number of Shares of DuPont Common Stock		Number of Share of Our Common Stock	Percent of Shares Outstanding
Blackrock, Inc. 40 East 52nd Street New York, NY 10022	57,240,194	(1)	11,448,038	6.30	(1)

The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	50,112,269	(2)	10,022,453	5.53	(2)

(1)	Based solely on Schedule 13G/A regarding holdings in DuPont stock filed with the Securities and Exchange Commission on February 9, 2015, Blackrock, Inc., reported that it has sole voting power with respect to 47,600,976 shares and sole dispositive power with respect to 57,240,194 shares as of December 31, 2014.
(2)	Based solely on a Schedule 13G/A regarding holdings in DuPont stock filed with the Securities and Exchange Commission on February 11, 2015, The Vanguard Group reported it has sole voting power with the respect to 1,573,045 shares, sole dispositive power with respect to 48,621,621 shares, and shared dispositive power with respect to 1,490,648 shares as of December 31, 2014.

Security Ownership of Directors and Executive Officers

The following table provides information regarding beneficial ownership of our named executive officers, our expected directors, direct nominees and all of our expected directors, director nominees and executive officers as a group.

Name of beneficial owner	Amount and nature of beneficial ownership				Percent of class
	Direct(1)	Indirect(2)	Right to acquire(3)	Total
Mark P. Vergnano	22,686	0	20,128	42,814	*
Mark E. Newman	0	10	0	10	*
Beth Albright	0	0	0	0	*
Thierry Vanlancker	2,953	0	1,516	4,469	*
B. C. Chong	3,878	0	11,631	15,509	*
Curtis V. Anastasio	0	0	0	0	*
Bradley J. Bell	0	400	0	400	*
Richard H. Brown	0	0	12,424	12,424	*
Mary B. Cranston	0	0	0	0	*
Curtis J. Crawford	30	47	10,641	10,718	*
Dawn L. Farrell	0	0	0	0	*
Stephen D. Newlin	0	0	0	0	*
Directors and executive officers as a group	31,117	946	62,073	94,136	*

*	Less than one percent
(1)	These shares are held individually or jointly with others, or in the name of a bank, broker or nominee for the individual’s account.
(2)	This column includes other shares over which directors and executive officers have or share voting or investment power, including shares directly owned by certain relatives with whom they are presumed to share voting and/or investment power, shares held in trusts and shares held under the RSP.
(3)	This column includes shares which directors and executive officers had a right to acquire beneficial ownership of within 60 days from April 1, 2015, through the exercise of stock options or through the conversion of RSUs or deferred stock units granted or held under DuPont’s equity-based compensation plans. The amounts set forth in this table, which include Chemours stock options, are estimates based on the distribution ratio, and the actual amounts will differ as a result of certain contemplated intrinsic value adjustments set forth in the Employee Matters Agreement, which will be based on the trading price of DuPont common stock pre and post distribution and Chemours common stock post distribution, and cannot be determined as of the date of filing.

OUR RELATIONSHIP WITH DUPONT FOLLOWING THE DISTRIBUTION

Following the separation, we and DuPont will operate separately, each as an independent public company. Prior to the separation, we and DuPont will enter into certain agreements that will effect the separation, provide a framework for our relationship with DuPont after the separation and provide for the allocation between us and DuPont of DuPont’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our separation from DuPont. The following is a summary of the terms of the material agreements that we intend to enter into with DuPont prior to the separation. When used in this section, “distribution date” refers to the date on which DuPont distributes our common stock to the holders of DuPont common stock.

The material agreements described below will be filed as exhibits to the registration statement on Form 10 of which this information statement is a part, and the summaries of each of these agreements set forth the terms of the agreements that we believe are material. These summaries are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement. The terms of the agreements described below that will be in effect following the separation have not yet been finalized; changes to these agreements, some of which may be material, may be made prior to our separation from DuPont.

Separation Agreement

We intend to enter into a Separation Agreement with DuPont prior to the distribution of our common stock to DuPont stockholders. The Separation Agreement will set forth our agreements with DuPont regarding the principal actions to be taken in connection with the separation. It will also set forth other agreements that govern certain aspects of our relationship with DuPont following the separation and distribution. This summary of the Separation Agreement is qualified in its entirety by reference to the full text of the agreement, which is incorporated by reference into this information statement.

Transfer of Assets and Assumption of Liabilities. The Separation Agreement will identify assets to be transferred, liabilities to be assumed and contracts to be assigned to each of DuPont and us as part of the internal reorganization transaction described herein, and will describe when and how these transfers, assumptions and assignments will occur, though many of the transfers, assumptions and assignments will have already occurred prior to the parties’ entering into the Separation Agreement. The Separation Agreement will provide for those transfers of assets and assumptions of liabilities that are necessary in connection with the separation so that we and DuPont retain the assets necessary to operate our respective businesses and retain or assume the liabilities allocated in accordance with the separation. The Separation Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between us and DuPont. In particular, the Separation Agreement will provide that, subject to the terms and conditions contained in the Separation Agreement:

•	All of the assets, including the equity interests of our subsidiaries, assets reflected on our pro forma balance sheet and assets exclusively relating to our business will be retained by or transferred to us or one of our subsidiaries, except as set forth in one of the other agreements described below.

•	All of the liabilities (whether accrued, contingent or otherwise, and subject to certain exceptions) primarily related to, arising out of or resulting from our business will be retained by or transferred to us or one of our subsidiaries, except as set forth in one of the other agreements described below.

•	Liabilities (whether accrued, contingent or otherwise) related to, arising out of or resulting from certain businesses of DuPont that were previously terminated or divested will be generally allocated among the parties to the extent formerly owned or primarily managed or otherwise operated by such parties or their respective businesses.

•

Liabilities (whether accrued, contingent or otherwise) relating to environmental matters, including liabilities relating to remediation, hazardous substances and off-site liability arising from or related to our business, property or assets or, with respect to shared sites, our operations, and certain other specified environmental liabilities (consisting generally of liabilities that relate to certain non-operating predecessor business lines of Chemours, and, in some instances, to certain currently identified or yet to be identified third-party sites where liabilities were allocated to Chemours based on current or predecessor Chemours activities), will be retained by or transferred to us or one of our subsidiaries.

•	Liabilities (whether accrued, contingent or otherwise) relating to legal proceedings, including actions primarily relating to or arising out our business and certain other specified actions, including with respect to PFOA, will be retained by or transferred to us or one of our subsidiaries.

•	Liabilities (whether accrued, contingent or otherwise) relating to, arising out of or resulting from infringement, misappropriation or other violations of any intellectual property relating to the conduct of our business will be retained by or transferred to us or one of our subsidiaries.

•	Liabilities (whether accrued, contingent or otherwise) relating to, arising out of or resulting from any form, registration statement, schedule or similar disclosure document filed or furnished with the U.S. Securities and Exchange Commission, to the extent the liability arising therefrom related to matters related to our business will be retained by or transferred to us or one of our subsidiaries.

•	We will generally assume all other liability (whether accrued, contingent or otherwise) relating to, arising out of or resulting from disclosure documents filed or furnished with the U.S. Securities and Exchange Commission that are related to the separation (including the Form 10 and this information statement).

•	Except as expressly set forth in the Separation Agreement or any other agreements, each party shall be responsible for its own internal fees, costs and expenses incurred following the distribution date, including any costs and expenses relating to such party’s disclosure documents filed following the distribution date.

•	All assets and liabilities (whether accrued, contingent or otherwise) of DuPont will be retained by or transferred to DuPont or one of its subsidiaries (other than us or one of our subsidiaries), except as set forth in one of the other agreements described below and except for other limited exceptions that will result in us retaining or assuming certain other specified liabilities.

The allocation of liabilities with respect to taxes, except for payroll taxes and reporting and other tax matters expressly covered by the employee matters agreement, are solely covered by the tax matters agreement.

Except as expressly set forth in the Separation Agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, that any necessary consents or governmental approvals are not obtained and that any requirements of laws or judgments are not complied with. In general, neither we nor DuPont will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, or any other matters.

Information in this information statement with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities pursuant to the Separation Agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the Separation Agreement and the other agreements relating to the separation are, and following the separation may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the Separation Agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Further Assurances; Separation of Guarantees. To the extent that any transfers of assets or assumptions of liabilities contemplated by the Separation Agreement have not been consummated on or prior to the date of the distribution, the parties will agree to cooperate with each other to effect such transfers or assumptions while holding such assets or liabilities for the benefit of the appropriate party so that all the benefits and burdens relating to such asset or liability inure to the party entitled to receive or assume such asset or liability. Each party will agree to use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Separation Agreement and other transaction agreements. Additionally, we and DuPont will use commercially reasonable efforts to remove us as a guarantor of liabilities (including surety bonds) retained by DuPont and its subsidiaries and to remove DuPont and its subsidiaries as a guarantor of liabilities (including surety bonds) to be assumed by us.

The Distribution. The Separation Agreement will govern the rights and obligations of the parties regarding the proposed distribution and certain actions that must occur prior to the proposed distribution. DuPont will cause its agent to distribute to its stockholders that hold shares of DuPont’s common stock as of the applicable record date all the issued and outstanding shares of our common stock. DuPont will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the date of the distribution.

Conditions. The Separation Agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by DuPont in its sole discretion. For further information regarding these conditions, see “The Distribution — Conditions to the Distribution.” DuPont may, in its sole discretion, determine the record date, the distribution date and the terms of the distribution and may at any time prior to the completion of the distribution decide to abandon or modify the distribution. DuPont has informed us that, to the extent the board of directors of DuPont determines to waive, or take any action to amend or modify, any condition in a manner that is material or abandon the distribution, DuPont will issue a press release publicly announcing any such decision.

Shared Contracts. Certain shared contracts are to be assigned or amended to facilitate the separation of our business from DuPont. If such contracts may not be assigned or amended, the parties are required to take reasonable actions to cause the appropriate party to receive the benefit of the contract after the separation is complete.

Release of Claims and Indemnification. Except as otherwise provided in the Separation Agreement or any ancillary agreement, each party will release and forever discharge the other party and its subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the Separation Agreement or any ancillary agreement. These releases will be subject to certain exceptions set forth in the Separation Agreement.

The Separation Agreement will provide for cross-indemnities that, except as otherwise provided in the Separation Agreement, are principally designed to place financial responsibility for the obligations and liabilities allocated to us under the Separation Agreement with us and financial responsibility for the obligations and liabilities allocated to DuPont under the Separation Agreement with DuPont. Specifically, each party will indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and each of its officers, directors, employees and agents for any losses arising out of or due to:

•	the liabilities or alleged liabilities each party assumed or retained pursuant to the Separation Agreement;

•	the operation of each such party’s business, whether prior to, at, or after the distribution; and

•	any breach by us or DuPont of any provision of the Separation Agreement or any other agreement unless such other agreement expressly provides for separate indemnification therein.

Each party’s aforementioned indemnification obligations will be uncapped; provided that the amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds (net of premium increases) received by the party being indemnified. The Separation Agreement will also specify procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes will be governed by the Tax Matters Agreement.

Legal Matters. Except as otherwise set forth in the Separation Agreement or any ancillary agreement (or as otherwise described above), each party to the Separation Agreement will assume the liability for, and control of, all pending, threatened and future legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability arising out of or resulting from such legal matters. Each party to a claim will agree to cooperate in defending any claims against the other party for events that took place prior to, on or after the date of distribution.

Distribution to DuPont. The Separation Agreement will provide that, as a condition to the consummation of the separation, the distribution by Chemours of approximately $3.9 billion to DuPont, funded primarily by third-party indebtedness, has been completed and not rescinded.

Cash True-up. The Separation Agreement will contain a cash adjustment provision, to be determined reasonably promptly after the distribution date, but in any event no later than December 31, 2015, that will assure that our aggregate cash balance at the time of the distribution is equal to a target level of cash in the amount of $200 million. This adjustment could result in a payment to us from DuPont or a payment by us to DuPont. The Separation Agreement will also provide for a secondary adjustment provision, to be determined reasonably promptly after the distribution date, but in any event no later than December 31, 2015, to cover variances from our target levels of receivables, payables, inventory, fixed costs expenditures and capital expenditures, in each case calculated as of the distribution date.

Insurance. Following the separation, we will be responsible for obtaining and maintaining at our own cost our own insurance coverage. Additionally, with respect to certain claims arising prior to the distribution, we may, at the sole discretion of DuPont, seek coverage under certain specified DuPont third-party insurance policies to the extent that coverage may be available thereunder.

Non-Compete. The Separation Agreement will include certain noncompetition obligations with respect to our not engaging in certain future business and activities that we currently do not engage in. Specifically, for a period of five years following the date of the distribution, we will not directly or indirectly engage in any activities related to, or hold any ownership interest in an entity that engages in, the following products, services and activities:

•	Fluoropolymers and fluoropolymer containing films for backsheets for photovoltaic modules, for interior laminates or thermal insulation for aircraft fuselages or railcars and for holographic image recording films;

•	certain fluoro rubbers;

•	certain fluorinated ionomer products for use in organic light emitting diodes and displays;

•	certain vinyl fluoride-containing polymer products (other than certain permitted vinyl-fluoride activities for which we receive a license under the IP Cross-License Agreement); and

•	offer or engage in certain services and activities related to the services and activities of the DuPont Sustainable Solutions division of DuPont.

The Separation Agreement contains certain obligations to, at our sole option, either cease operations and decommission or divest certain subject assets in the event that we were to acquire an entity engaged in activities otherwise prohibited by the noncompetition provisions. The noncompetition provisions further provide that, under certain circumstances, third parties acquiring assets of Chemours may become subject to the non-compete.

Dispute Resolution. If a dispute arises between us and DuPont under the Separation Agreement, the general counsels of the parties and such other representatives as the parties may designate will negotiate to resolve any disputes for a reasonable period of time. If the parties are unable to resolve the dispute in this manner then, unless otherwise agreed by the parties and except as otherwise set forth in the Separation Agreement, the dispute will be resolved through binding arbitration.

Term/Termination. Prior to the distribution, DuPont has the unilateral right to terminate or modify the terms of the Separation Agreement. After the effective time of the distribution, the term of the Separation Agreement is indefinite and it may only be terminated with the prior written consent of both DuPont and us.

Other Matters Governed by the Separation Agreement. Other matters governed by the Separation Agreement include access to financial and other information, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Site Services Agreements

We intend to enter into Site Services Agreements with DuPont for the provision of site services at shared sites either (a) by Chemours to DuPont at sites owned by Chemours and on which DuPont will maintain operations, or (b) by DuPont to Chemours at sites owned by DuPont on which Chemours will maintain operations. These services agreements will generally address provision of services relating to access to steam, waste water treatment, potable water supply, access to electricity, to the extent permitted by local law, and site security, to the extent permitted by, and in accordance with, Federal law.

All such services will be provided for an indefinite period of time and for specified fees, which are generally at cost.

Transition Services Agreement / IT Transition Services Agreement

We intend to enter into a Transition Services Agreement and an IT Transition Services Agreement pursuant to which DuPont will provide functional and information technology services, respectively, to Chemours. DuPont will provide such services for a limited time, generally for no longer than 24 months following the date of the distribution, for specified fees, which are at cost for services provided by third parties and at cost plus five percent for services provided by either Chemours or DuPont, as applicable.

Tax Matters Agreement

Allocation of Taxes. We intend to enter into a Tax Matters Agreement with DuPont immediately prior to the distribution that will govern the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes. In general, under the agreement:

•	DuPont will be responsible for any U.S. federal, state and local taxes (and any related interest, penalties or audit adjustments) reportable on a consolidated, combined or unitary return that includes DuPont or any of its subsidiaries (and us and/or any of our subsidiaries) for any periods or portions thereof ending on or prior to the date of the distribution.

•	Otherwise, we will be responsible for any U.S. federal, state, local and foreign taxes (and any related interest, penalties or audit adjustments) that are imposed on us and/or any of our subsidiaries for all tax periods, whether before or after the date of the distribution.

Neither party’s obligations under the agreement will be limited in amount or subject to any cap. The agreement will also assign responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings. In addition, the agreement provides for cooperation and information sharing with respect to tax matters.

DuPont will generally be responsible for preparing and filing any tax return that includes DuPont or any of its subsidiaries (as determined immediately after the distribution), including those that also include us and/or any of our subsidiaries. We will generally be responsible for preparing and filing any tax returns that include only us and/or any of our subsidiaries.

The party responsible for preparing and filing a given tax return will generally have primary authority to control tax contests related to any such tax return. We will generally have exclusive authority to control tax contests with respect to tax returns that include only us and/or any of our subsidiaries.

Preservation of the Tax-free Status of Certain Aspects of the Separation. We and DuPont intend for the distribution and certain related transactions to qualify as a reorganization pursuant to which no gain or loss is recognized by DuPont or its stockholders for U.S. federal income tax purposes under Sections 355, 368(a)(1)(D) and related provisions of the Code. In addition, we and DuPont intend for certain other aspects of the separation to qualify for tax-free treatment under U.S. federal, state and local tax law and/or foreign tax law.

DuPont has received a private letter ruling from the IRS to the effect that, among other things, the distribution and certain related transactions qualify as a reorganization pursuant to which no gain or loss is recognized by DuPont or its stockholders for U.S. federal income tax purposes under Sections 355, 368(a)(1)(D) and related provisions of the Code. In addition, DuPont will receive opinions from its outside tax advisors regarding the tax-free status of these transactions and certain related transactions. In connection with the ruling and the opinions, we and DuPont have made and will make certain representations regarding the past and future conduct of our respective businesses and certain other matters.

We will also agree to certain covenants that contain restrictions intended to preserve the tax-free status of the distribution and certain related transactions. We may take certain actions prohibited by these covenants only if DuPont receives a private letter ruling from the IRS or we obtain and provide to DuPont an opinion from a U.S. tax counsel or accountant of recognized national standing, acceptable to DuPont in its sole and absolute discretion, to the effect that such action would not jeopardize the tax-free status of these transactions. We will be barred from taking any action, or failing to take any action, where such action or failure to act adversely affects the tax-free status of these transactions, for all time periods. In addition, during the time period ending two years after the date of the Distribution these covenants will include specific restrictions on our:

•	issuance or sale of stock or other securities (including securities convertible into our stock but excluding certain compensatory arrangements);

•	sales of assets outside the ordinary course of business; and

•	entering into any other corporate transaction (apart from the Merger or LLC Merger) which would cause us to undergo a 50 percent or greater change in our stock ownership.

We will generally agree to indemnify DuPont and its affiliates against any and all tax-related liabilities incurred by them relating to the distribution and certain other aspects of the separation to the extent caused by an acquisition of our stock or assets or by any other action undertaken by us. This indemnification provision will apply even if DuPont has permitted us to take an action that would otherwise have been prohibited under the tax-related covenants described above.

Employee Matters Agreement

We will enter into an Employee Matters Agreement with DuPont prior to the distribution that will govern the compensation and employee benefit obligations with respect to our current and former employees and those of DuPont. The Employee Matters Agreement will allocate liabilities and responsibilities relating to employee compensation and benefits plans and programs and other related matters in connection with the distribution including, without limitation, the treatment of outstanding DuPont equity awards, other outstanding incentive compensation awards, deferred compensation obligations and retirement and welfare benefit obligations.

With certain exceptions, the Employee Matters Agreement will provide that as of the consummation of the distribution, our employees will cease to be active participants in, and we will cease to be a participating employer in, the benefit plans and programs maintained by DuPont. As of such time, our employees will generally become eligible to participate in all of our applicable plans. In general, we will credit each of our employees with his or her pre-distribution service for all purposes under the plans maintained by us to the extent the corresponding DuPont plans gave credit for such service and such crediting does not result in a duplication of benefits.

We will generally retain or assume responsibility for, and will pay and be liable for, all wages, salaries, welfare, incentive compensation and employment-related obligations and liabilities with respect to our current employees, whether arising before or after the distribution, and DuPont will generally retain or assume responsibility for, and will pay and be liable for, all such obligations and liabilities with respect to its own employees and our former employees. There will be no transfer of pension assets or liabilities in the United States, and DuPont will retain the obligation to provide any post-retirement welfare benefits that may have be made available to our employees in the United States. The treatment of benefit plans maintained outside of the United States is generally subject to the provisions of the applicable local transfer agreements.

We and DuPont will agree that for a period of three years following the effective date, subject to certain customary exceptions, neither we nor DuPont will (1) recruit, solicit, hire, or retain an employee of the other party or its subsidiaries or (2) induce or attempt to induce any such employee to cease his relationship with the other party.

IP Cross-License

We intend that certain of our subsidiaries will enter into an Intellectual Property Cross-License Agreement with DuPont, pursuant to which (i) DuPont will license to Chemours certain patents, know-how and technical information owned by DuPont or its affiliates and necessary or useful in Chemours’ business, and (ii) Chemours will license to DuPont certain patents owned by Chemours or its affiliates and necessary or useful in DuPont’s business. All patents and technical information licensed pursuant to this agreement will be identified in schedules to the agreement.

In most circumstances, the licenses will be perpetual, irrevocable, sublicenseable (in connection with the party’s business), assignable (in connection with a sale of the applicable portion of a party’s business or assets, subject to certain exceptions) worldwide licenses in connection with the current operation of the businesses and, with respect to specified products and fields of use, future operation of such businesses, subject to certain limitations.

Tolling, Supply and other Commercial Agreements

We intend to enter into certain tolling, supply and other commercial agreements with DuPont, the terms and conditions and costs of which will be specified in each such agreement.

Other Agreements

Real Estate Matters

We intend to enter into one or more License to Use Agreements with DuPont, involving our and DuPont’s subsidiaries, under which we and DuPont will allow each other to use certain shared manufacturing sites for an indefinite period of time for specified fees, and to certain lab space, office space, warehouse space, outside storage yard space, restrooms and conference rooms on a temporary basis for specified fees.

Other Ancillary Agreements

We intend enter into additional ancillary agreements related to the separation, including a reciprocal sales arrangement, on arm’s-length terms, that would continue the compatibility of certain of our products into certain DuPont technology platforms or otherwise provide for the sale of goods or services, and an agreement regarding the manufacture and sale by DuPont to us of a limited number of products or intermediates currently manufactured at a facility housing Chemours equipment, as well as the ownership and transfer of the equipment and other property and the employment of the personnel related to the manufacturing of those products or intermediates.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

The following is a summary of the material U.S. federal income tax consequences to DuPont and to the holders of shares of DuPont common stock in connection with the distribution. This summary is based on the Code, the Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect as of the date of this information statement and all of which are subject to differing interpretations and may change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below. This summary assumes that the separation will be consummated in accordance with the Separation Agreement and as described in this information statement.

Except as specifically described below, this summary is limited to holders of shares of DuPont common stock that are U.S. Holders, as defined immediately below. For purposes of this summary, a U.S. Holder is a beneficial owner of DuPont common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the U.S.;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S. or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (1) a court within the U.S. is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

This summary also does not discuss all tax considerations that may be relevant to stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	cooperatives;

•	banks, trusts, financial institutions, or insurance companies;

•	persons who acquired shares of DuPont common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	stockholders who own, or are deemed to own, at least 10 percent or more, by voting power or value, of DuPont’s equity;

•	holders owning DuPont common stock as part of a position in a straddle or as part of a hedging, conversion, constructive sale, synthetic security, integrated investment, or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or former long-term residents of the U.S.;

•	holders who are subject to the alternative minimum tax; or

•	persons that own DuPont common stock through partnerships or other pass-through entities.

This summary does not address the U.S. federal income tax consequences to stockholders who do not hold shares of DuPont common stock as a capital asset. Moreover, this summary does not address any state, local, or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds shares of DuPont common stock, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the tax consequences of the distribution.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC U.S. FEDERAL, STATE AND LOCAL, AND NON-U.S. TAX CONSEQUENCES OF THE DISTRIBUTION IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND THE EFFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED IN THIS INFORMATION STATEMENT.

Treatment of the Distribution

DuPont has received the IRS Ruling from the IRS substantially to the effect that, among other things, the distribution will qualify as a tax-free transaction under Section 355 and Section 368(a)(1)(D) of the Code. The distribution is conditioned on the continued validity of the IRS Ruling, as well as on receipt of the Tax Opinion, in form and substance acceptable to DuPont, substantially to the effect that, among other things, the distribution will qualify as a tax-free transaction under Section 355 and Section 368(a)(1)(D) of the Code, and certain transactions related to the transfer of assets and liabilities to us in connection with the separation will not result in the recognition of any gain or loss to DuPont, us or our stockholders.

Assuming the distribution qualifies as tax-free under Section 368(a)(1)(D) and Section 355 of the Code, for U.S. federal income tax purposes:

•	no gain or loss will be recognized by DuPont as a result of the distribution;

•	no gain or loss will be recognized by, or be includible in the income of, a holder of DuPont common stock solely as a result of the receipt of our common stock in the distribution;

•	the aggregate tax basis of the shares of DuPont common stock and shares of our common stock in the hands of each DuPont stockholder immediately after the distribution will be the same as the aggregate tax basis of the shares of DuPont common stock held by such holder immediately before the distribution, allocated between the shares of DuPont common stock and shares of our common stock in proportion to their relative fair market values immediately following the distribution;

•	the holding period with respect to shares of our common stock received by DuPont stockholders will include the holding period of their shares of DuPont common stock, provided that such shares of DuPont common stock are held as a capital asset immediately following the distribution; and

•	DuPont stockholders that have acquired different blocks of DuPont common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, our shares distributed with respect to blocks of DuPont common stock.

Although the IRS Ruling is generally binding on the IRS, the IRS Ruling is based on certain facts and assumptions, and certain representations and undertakings, from DuPont and us that certain necessary conditions to obtain tax-free treatment under the Code have been satisfied. Furthermore, as a result of the IRS’s general ruling policy with respect to distributions under Section 355 of the Code as in effect at the time the IRS Ruling was requested, the IRS did not rule on whether a distribution satisfies certain critical requirements necessary to obtain tax-free treatment under the Code. Specifically, the IRS did not rule that the distribution was effected for a valid business purpose, that the distribution does not constitute a device for the distribution of earnings and profits, or that the distribution is not part of a plan described in Section 355(e) of the Code (as discussed below). Instead, the IRS Ruling is based on representations made to the IRS by DuPont that these requirements have been established. DuPont expects to obtain the Tax Opinion, which is expected to include a conclusion that the distribution is being effected for a valid business purpose, that the distribution does not constitute a device for the distribution of earnings and profits, and that the distribution is not part of a plan described in Section 355(e) of the Code (as discussed below). The Tax Opinion will be expressed as of the date of the distribution and will not cover subsequent periods, and the Tax Opinion will rely on the IRS Ruling. As a result, the Tax Opinion is not expected to be issued until after the date of this information statement. An opinion of counsel represents counsel’s best legal judgment based on current law and is not binding on the IRS or any court. We cannot assure you that the IRS will agree with the conclusions expected to be set forth in the Tax Opinion, and it is possible that the IRS or another tax authority could adopt a position contrary to one or all of those conclusions and that a court could sustain that contrary position. If any of the facts, representations, assumptions, or undertakings described or made in connection with the IRS Ruling or the Tax Opinion are not correct, are incomplete or have been violated, the IRS Ruling could be revoked retroactively or modified by the IRS, and our ability to rely on the Tax Opinion could be jeopardized. We are not aware of any facts or circumstances, however, that would cause these facts, representations, or assumptions to be untrue or incomplete, or that would cause any of these undertakings to fail to be complied with, in any material respect.

If, notwithstanding the conclusions in the IRS Ruling and those that we expect to be included in the Tax Opinion, it is ultimately determined that the distribution does not qualify as tax-free under Section 355 of the Code for U.S. federal income tax purposes, then DuPont would generally recognize gain with respect to the transfer of our common stock and certain related transactions, as well as with respect to the receipt of certain Chemours debt securities and cash in connection with the separation. In addition, each DuPont stockholder that receives shares of our common stock in the distribution could be treated as receiving a distribution in an amount equal to the fair market value of our common stock that was distributed to the stockholder, which generally would be taxed as a dividend to the extent of the stockholder’s pro rata share of DuPont’s current and accumulated earnings and profits, including DuPont’s taxable gain, if any, on the distribution, then treated as a non-taxable return of capital to the extent of the stockholder’s basis in DuPont stock and thereafter treated as capital gain from the sale or exchange of DuPont stock.

Even if the distribution otherwise qualifies for tax-free treatment under Section 355 of the Code, the distribution may result in corporate level taxable gain to DuPont under Section 355(e) of the Code if 50 percent or more, by vote or value, of our stock or DuPont’s stock is treated as acquired or issued as part of a plan or series of related transactions that includes the distribution. If an acquisition or issuance of our stock or DuPont’s stock triggers the application of Section 355(e) of the Code, DuPont would recognize taxable gain as described above, but the distribution would be tax-free to each DuPont stockholder.

A U.S. Holder that receives cash instead of fractional shares of our common stock should be treated as though the U.S. Holder first received a distribution of a fractional share of our common stock, and then sold it for the amount of cash. Such U.S. Holder should recognize capital gain or loss, provided that the fractional share is considered to be held as a capital asset, measured by the difference between the cash received for such fractional share and the U.S. Holder’s basis in the fractional share, as determined above. Such capital gain or loss should generally be a long-term capital gain or loss if the U.S. Holder’s holding period for such U.S. Holder’s DuPont common stock exceeds one year on the date of the distribution.

U.S. Treasury regulations require certain stockholders that receive stock in a distribution to attach a detailed statement setting forth certain information relating to the distribution to their respective U.S. federal income tax returns for the year in which the distribution occurs. Within a reasonable period after the distribution, DuPont will provide stockholders who receive our common stock in the distribution with the information necessary to comply with such requirement. In addition, all stockholders are required to retain permanent records relating to the amount, basis, and fair market value of our common stock received in the distribution and to make those records available to the IRS upon request of the IRS.

FINANCING ARRANGEMENTS

In connection with DuPont’s internal reorganization and in recognition of the entities, assets and liabilities that DuPont contributed and will contribute to us, we distributed to DuPont approximately $3.9 billion received pursuant to certain financing arrangements, including the net proceeds of the Notes (defined below) sold by us, the in-kind distribution of $507.0 million aggregate principal amount of the 2025 Notes (defined below) and substantially all of the net proceeds of the Term Loan Facility (defined below).

Senior Notes Issuance

On May 12, 2015 we issued $1,350,000,0000 aggregate principal amount of 6.625% senior unsecured notes due 2023 (the 2023 Notes), $750,000,0000 aggregate principal amount of 7.000% senior unsecured notes due 2025 (the 2025 Notes) and €360,000,000 aggregate principal amount of 6.125% senior unsecured notes due 2023 (the Euro Notes and together with the 2023 Notes and 2025 Notes, the Notes). $507.0 million aggregate principal amount of the 2025 Notes were distributed in-kind to DuPont, which DuPont transferred to selling securityholders pursuant to a debt-for-debt exchange and which were offered for sale to investors by such selling securityholders. DuPont exchanged the 2025 Notes received by DuPont from Chemours with such selling securityholders for a similar amount of DuPont debt securities. We did not receive any proceeds from the sale of the 2025 Notes by the selling securityholders.

The Notes were issued pursuant to an indenture (the Base Indenture), as supplemented by a first supplemental indenture in respect of the 2023 Notes (the First Supplemental Indenture), second supplemental indenture in respect of the 2025 Notes (the Second Supplemental Indenture) and third supplemental indenture in respect of the Euro Notes (the Third Supplemental Indenture and, together with First Supplemental Indenture, the Second Supplemental Indenture and the Base Indenture, the Indenture) by and among Chemours, its subsidiaries that guarantee its Senior Secured Credit Facilities (as defined below) and U.S. Bank, National Association, as trustee, each dated as of May 12, 2015.

The 2023 notes mature on May 15, 2023 and bear interest at a rate of 6.625% per year. The 2025 notes mature on May 15, 2025 and bear interest at a rate of 7.000% per year. The Euro notes mature on May 15, 2023 and bear interest at a rate of 6.125% per year. Interest on the Notes is payable on May 15 and November 15 of each year, beginning on November 15, 2015.

The Notes are guaranteed, jointly and severally, on a senior unsecured basis, by each of Chemours’ existing and future subsidiaries that guarantee the Senior Secured Credit Facility and any additional subsidiary that guarantees indebtedness of the Company or any Guarantor in an aggregate principal amount of indebtedness in excess of $75 million.

If the distribution has not been completed on or before November 30, 2015, or if prior to such date, DuPont has abandoned the distribution, then we will be required to redeem each series of notes at a redemption price equal to (a) 100% of the initial issue price of such series if the applicable redemption date is on or before August 15, 2015 and (b) 101% of the principal amount of such series of notes if the applicable redemption date is after August 15, 2015, in each case, plus accrued and unpaid interest but excluding, the redemption date.

The Indenture contains customary terms for high yield senior notes of this type, including covenants relating to debt incurrence, liens, restricted payments, assets sales, transactions with affiliates, and mergers or sales of all or substantially all of Chemours’ assets.

The Indenture provides for customary events of default (subject, in certain cases, to customary grace periods) which include nonpayment on the notes, breach of covenants in the Indenture, payment defaults or acceleration of other indebtedness over a specified threshold, failure to pay certain judgments over a specified threshold and certain events of bankruptcy and insolvency. Generally, if an event of default occurs, the trustee under the

Indenture or holders of at least 25% of the aggregate principal amount of all then outstanding senior notes of the applicable series may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes of such series to be due and payable immediately.

Senior Secured Credit Facilities

On May 12, 2015, we entered into a credit agreement with a syndicate of banks providing for a seven-year $1.5 billion senior secured Term Loan B Facility (the Term Loan Facility) and a five-year $1.0 billion senior secured Revolving Credit Facility (the Revolving Credit Facility and together with the Term Loan Facility, the Senior Secured Credit Facilities).

We are permitted, subject to customary conditions, to incur incremental term loan borrowings and/or increase commitments under the Revolving Credit Facility in an aggregate amount not greater than (i) $700 million plus (ii) an additional amount, so long as, on a pro forma basis (including the full amount of such incremental term loan borrowings and/or increased commitments under the Revolving Credit Facility) after giving effect to any such increases, our senior secured net leverage ratio does not exceed 1.50 to 1.00. Incremental term loan borrowings and revolving commitments are uncommitted and the availability thereof will depend on market conditions at the time we seek to incur such borrowings and/or commitments.

The Senior Secured Credit Facilities bear interest, at our option, at a rate equal to an adjusted base rate or LIBOR, plus, in each case, an applicable margin. In the case of the Term Loan Facility, the adjusted base rate and LIBOR will not, in any event, be less than 1.75% and 0.75%, respectively. The applicable margin is equal to (i) in the case of the Term Loan Facility, 2.00% for base rate loans and 3.00% for LIBOR loans and (ii) in the case of the Revolving Credit Facility, a range based on our total net leverage ratio between (a) 0.50% and 1.25% for base rate loans and (b) 1.5% and 2.25% for LIBOR loans. During an event of default, overdue principal under the Senior Secured Credit Facilities will bear interest at a rate of 2.00% in excess of the otherwise applicable rate of interest. We are required to pay a commitment fee on the average daily unused amount of the Revolving Credit Facility at a rate based on our total net leverage ratio, between 0.20% and 0.35%. With respect to outstanding letters of credit issued under the Revolving Credit Facility, we are required to pay letter of credit fees equal to the product of (A) the applicable margin with respect to eurodollar borrowings and (B) the average amount available to be drawn under such letters of credit. Interest, commitment fees and letter of credit fees are generally payable quarterly in arrears (or in the case of borrowings with an interest period of less than 3 months, at the end of the applicable interest period).

The Term Loan Facility amortizes in equal quarterly installments equal to 1.00% per annum, with the balance due at maturity. We are permitted to voluntarily prepay loans and/or reduce the commitment under the Senior Secured Credit Facilities, in whole or in part, without penalty or premium subject to certain minimum amounts and increments and the payment of customary breakage costs; provided, that any prepayment of the Term Loan Facility on or prior to twelve months after the credit facility effective date with proceeds from a repricing transaction will require a prepayment premium equal to 1.00% of such loans prepaid. Mandatory prepayments are not required under the Revolving Credit Facility. Mandatory prepayments are required under the Term Loan Facility using the net cash proceeds from certain asset sales, casualty and condemnation events, indebtedness and excess cash flow (each subject to customary thresholds and exclusions).

If the separation and distribution has not been completed on or before November 30, 2015, or if prior to such date, DuPont has abandoned the separation and distribution, then we will be required to repay all loans outstanding under the Senior Secured Credit Facilities together with all accrued and unpaid interest and commitment fees, and the commitments under the Revolving Credit Facility will be terminated.

Our obligations under the Senior Secured Credit Facilities are guaranteed on a senior secured basis by all of our material domestic subsidiaries, subject to certain agreed upon exceptions. The obligations under the Senior Secured Credit Facilities are also, subject to certain agreed upon exceptions, secured by a first priority lien on substantially all of our and our material wholly-owned domestic subsidiaries’ assets, including 100% of the stock of domestic subsidiaries and 65% of the stock of certain foreign subsidiaries.

The Revolving Credit Facility contains financial covenants requiring us (i) not to exceed a maximum total net leverage ratio and, (ii) unless we have achieved an investment grade rating as specified in the credit agreement, to maintain a minimum interest coverage ratio. In addition, the Senior Secured Credit Facilities contain customary affirmative and negative covenants that, among other things, limit or restrict our and our subsidiaries’ ability, subject to certain exceptions, to incur liens, merge, consolidate or sell, transfer or lease assets, make investments, pay dividends, transact with subsidiaries and incur indebtedness. The Senior Secured Credit Facilities also contain customary events of default.

The foregoing description is qualified in its entirety by reference to the Indenture and Credit Agreement, which are filed herewith as Exhibit 10.7 and Exhibit 10.14, respectively.

DESCRIPTION OF OUR CAPITAL STOCK

Our amended and restated certificate of incorporation and by-laws will be amended and restated prior to the separation. The following is a summary of the material terms of our capital stock that will be contained in the amended and restated certificate of incorporation and amended and restated by-laws, and is qualified in its entirety by reference to these documents. You should refer to our amended and restated certificate of incorporation and amended and restated by-laws, which are included as exhibits to the registration statement of which this information statement is a part, along with the applicable provisions of Delaware law. Prior to the distribution date, DuPont, as our sole stockholder, will approve and adopt our amended and restated certificate of incorporation, and our board of directors will approve and adopt our by-laws. For more information on how you can obtain our amended and restated certificate of incorporation and our by-laws, see “Where You Can Find More Information” on page 178 of this information statement. We urge you to read our amended and restated certificate of incorporation and our by-laws in their entirety.

Authorized Capital Stock

Immediately following the distribution, our authorized capital stock will consist of [—] shares of common stock, par value $0.01 per share, and [—] shares of preferred stock, par value $0.01 per share.

Common Stock

Immediately following the distribution, Chemours expects that approximately [—] shares of its common stock will be issued and outstanding based upon approximately [—] shares of DuPont common stock outstanding as of [—], 2015.

Voting Rights. The holders of common stock are entitled to one vote for each share held of record on all matters to the exclusion of all other stockholders except as specifically stated in our certificate of incorporation. All corporate actions, other than the election of directors, are decided by a plurality vote by holders of our common stock.

Quorum. The holders of our common stock entitled to cast a majority of votes at a stockholders’ meeting constitute a quorum at such meeting.

Election of Directors. Directors are generally elected by a majority of the votes cast by holders of our common stock. However, directors are elected by a plurality of the votes cast by holders of our common stock in the case of elections held at a stockholders’ meeting for which our corporate secretary has received a notice or otherwise has become aware, prior to such meeting, that a holder of our common stock has nominated a person for election to our board of directors. A majority of the votes cast means that the number of votes cast “for” a director’s election exceeds the number of votes cast “against” that director’s election. Abstentions and broker non-votes are not counted as votes cast either “for” or “against” a director’s election.

Dividends and Liquidation Rights. Holders of common stock are entitled to dividends as may be declared by our board of directors whenever full accumulated dividends for all past dividend periods and for the current dividend period have been paid, or declared and set apart for payment, on then outstanding preferred stock. Upon liquidation, dissolution or winding-up of our company, whether voluntary or involuntary, our remaining assets and funds will be divided and paid to holders of our common stock according to their respective shares after payments have been made to holders of our preferred stock.

Miscellaneous. The shares of our common stock will be fully paid and non-assessable upon issuance and payment therefor. Holders of Common Stock do not have any preemptive rights to subscribe for any additional shares of capital stock or other obligations convertible into or exercisable for shares of capital stock that we may issue in the future. There are no redemption or sinking fund provisions applicable to our Common Stock.

Preferred Stock

Our amended and restated certificate of incorporation will authorize the Chemours board of directors, without further action by our stockholders, to issue shares of preferred stock and to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series.

The authority possessed by our board of directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of Chemours through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our board of directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of the common stock. There are no current agreements or understandings with respect to the issuance of preferred stock and our board of directors has no present intention to issue any shares of preferred stock.

Miscellaneous. The shares of our preferred stock will be fully paid and non-assessable upon issuance and payment therefor. Unless otherwise stated in the certificate of designations, holders of preferred stock do not have any preemptive rights to subscribe for any additional shares of preferred stock or other obligations convertible into or exercisable for shares of preferred stock that we may issue in the future. Unless otherwise stated in the certificate of designations, there are no redemption or sinking fund provisions applicable to our preferred stock.

Anti-Takeover Considerations

The provisions of the DGCL, our amended and restated certificate of incorporation and our by-laws contain provisions that could serve to discourage or to make more difficult a change in control of us without the support of our board of directors or without meeting various other conditions. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

State Takeover Legislation

Upon the distribution, we will be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL, subject to certain exceptions set forth therein, prohibits a business combination between a corporation and an interested stockholder within three years of the time such stockholder became an interested stockholder, unless (a) prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (b) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, exclusive of shares owned by directors who are also officers and by certain employee stock plans, or (c) at or subsequent to such time, the business combination is approved by the board of directors and authorized by the affirmative vote at a stockholders’ meeting of at least 66 2/3 percent of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise set forth in Section 203, an interested stockholder is defined to include (i) any person that is the owner of 15 percent or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and (ii) the affiliates and associates of any such person.

The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with our board of directors, because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction which results in any such person becoming an interested stockholder. These provisions also may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Classified Board of Directors

Our amended and restated certificate of incorporation and by-laws will provide that its board of directors will be divided into three classes. At the time of the separation, our board of directors will be divided into three approximately equal classes. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the distribution. The directors designated as Class II directors will have terms expiring at the second annual meeting of stockholders, and the directors designated as Class III directors will have terms expiring at the third annual meeting of stockholders. Commencing with the first annual meeting of stockholders following the separation, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. Because of the classified board provisions, it would take at least two elections of directors for any individual or group to gain control of our board of directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of Chemours. However, Chemours’ classified board structure will be submitted to a stockholder vote at Chemours’ first annual meeting in 2016. If the classified structure described herein is not approved by a majority of the shares voted by its stockholders at the meeting, Chemours would declassify its Board such that all directors would be up for annual election beginning with the 2017 annual meeting.

Stockholder Action by Written Consent

Delaware law provides that, unless otherwise stated in the certificate of incorporation, any action which may be taken at an annual meeting or special meeting of stockholders may be taken without a meeting, if a consent in writing is signed by the holders of the outstanding stock having the minimum number of votes necessary to authorize the action at a meeting of stockholders. Our amended and restated certificate of incorporation will expressly eliminate the right of its stockholders to act by written consent and, as such, stockholder action must take place at the annual or a special meeting of Chemours stockholders.

Meetings of Stockholders

Our amended and restated certificate of incorporation will provide the ability for stockholders to call a special meeting on the terms and conditions, if any, as set forth from time to time in our by-laws and will further provide that the by-laws cannot be amended to extend such a right to holders of record owning less than 25 percent of the outstanding stock entitled to vote. At the time of the distribution, our by-laws will provide that special meetings of the stockholders may be called by a majority of our board of directors and will be called by our corporate secretary at the request in writing of the holders of record of at least 25 percent of the outstanding stock entitled to vote.

No Cumulative Voting

Delaware law permits stockholders to cumulate their votes and either cast them for one candidate or distribute them among two or more candidates in the election of directors only if expressly authorized in a corporation’s certificate of incorporation. Our amended and restated certificate of incorporation does not authorize cumulative voting.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our by-laws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of its board of directors or a committee of its board of directors. Generally, such proposal shall be made not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day in advance of the anniversary of the previous year’s annual meeting. For purposes of the first annual meeting, proposals shall be made not later than the close of business on [—], nor earlier than the close of business on [—].

These advance-notice provisions may have the effect of precluding a contest for the election of our directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our stockholders.

Removal of Directors

Delaware law provides that, except in the case of a classified board of directors or where cumulative voting applies, a director, or the entire board of directors, of a corporation may be removed, with or without cause, by the affirmative vote of a majority of the shares of the corporation entitled to vote at an election of directors. Because of the classified board provisions in our amended and restated certificate of incorporation, stockholders may only remove a director for cause by the affirmative vote of holders of a majority of the shares of voting common stock.

Size of Our Board of Directors

Our amended and restated certificate of incorporation and by-laws will provide that the number of directors on its board of directors will be not less than six, nor more than twelve, with the exact number of directors to be fixed exclusively by the board of directors.

Vacancies

Delaware law provides that vacancies and newly created directorships resulting from a resignation or any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, unless the governing documents of a corporation provide otherwise. Our amended and restated certificate of incorporation and our by-laws provide that vacancies occurring in our board of directors for any cause may be filled by vote of a majority of our whole board of directors. The remaining directors may elect a successor to hold office for the unexpired term of the director whose place is vacant and until the election of his successor.

Amendments to Certificate of Incorporation

Our amended and restated certificate of incorporation will provide that the provisions of the amended and restated certificate of incorporation may only be amended by the vote of a majority of the voting power of the outstanding voting stock, except that our amended and restated certificate of incorporation will provide that the affirmative vote of the holders of at least 80 percent of its voting stock then outstanding is required to amend certain provisions relating to:

•	no cumulative voting;

•	amendment of the by-laws;

•	the size, classification, election, removal, nomination and filling of vacancies with respect to the Chemours board of directors;

•	stockholder action by written consent and ability to call special meetings of stockholders;

•	director and officer indemnification; and

•	any provision relating to the amendment of any of these provisions.

Amendments to By-laws

Our amended and restated certificate of incorporation and by-laws will provide that the by-laws may be amended by our board of directors or by the affirmative vote of at least 80 percent of our voting stock then outstanding.

Undesignated Preferred Stock

The authority that our board of directors will possess to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of Chemours through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our board of directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Limitations on Liability, Indemnification of Officers and Directors, and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and our amended and restated certificate of incorporation will include such an exculpation provision. Under the provisions of our amended and restated certificate of incorporation and by-laws, each person who is or was one of our directors or officers shall be indemnified by us as of right to the full extent permitted by the DGCL.

Under the DGCL, to the extent that a person is successful on the merits in defense of a suit or proceeding brought against him because he is or was one of our directors or officers, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred in connection with such action. If unsuccessful in defense of a third-party civil suit or a criminal suit, or if such a suit is settled, that person shall be indemnified against both (i) expenses, including attorneys’ fees, and (ii) judgments, fines and amounts paid in settlement if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful. If unsuccessful in defense of a suit brought by or in our right, or if such suit is settled, that person shall be indemnified only against expenses, including attorneys’ fees, incurred in the defense or settlement of the suit if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, our best interests, except that if he is adjudged to be liable for negligence or misconduct in the performance of his duty to us, he cannot be made whole even for expenses unless the court determines that he is fairly and reasonably entitled to indemnity for such expenses.

Under our amended and restated certificate of incorporation and by-laws, the right to indemnification includes the right to be paid by us the expenses incurred in defending any action, suit or proceeding in advance of its final disposition, subject to the receipt by us of undertakings as may be legally defined. In any action by an indemnitee to enforce a right to indemnification or by us to recover advances made, the burden of proving that the indemnitee is not entitled to be indemnified is placed on us.

We maintain liability insurance for our directors and officers to provide protection where we cannot legally indemnify a director or officer and where a claim arises under the Employee Retirement Income Security Act of 1974 against a director or officer based on an alleged breach of fiduciary duty or other wrongful act and directors’ and officers’ liability insurance for our directors and officers.

The limitation of liability and indemnification provisions that will be in our amended and restated certificate of incorporation and by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit Chemours and our stockholders. However, these provisions will not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers or employees for which indemnification is sought.

Exclusive Forum

Our amended and restated certificate of incorporation will provide that unless the board of directors otherwise determines, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of us, any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, creditors or other constituents, any action asserting a claim against us or any of our directors or officers arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or by-laws, or any action asserting a claim against us or any of our directors or officers governed by the “internal affairs doctrine” under Delaware state corporate law. However, if (and only if) the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, the action may be brought in another court sitting in the State of Delaware.

Sale of Unregistered Securities

On [—], 2015, we issued [—] shares of common stock, par value $0.01 per share, to DuPont pursuant to Section 4(a)(2) of the Securities Act. We did not register the issuance of the issued shares under the Securities Act because such issuance did not constitute a public offering.

Additionally, in connection with the financing arrangements, the terms of which are more fully described under “Financing Arrangements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity & Capital Resources,” on May 12, 2015, we issued approximately $2,503 million aggregate principal of senior unsecured notes in a private placement pursuant to the exemptions from registration provided by Rule 144A and Regulation S under the Securities Act of 1933. The principal underwriters with regard to the senior unsecured notes were Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, and J.P. Morgan Securities plc.

Transfer Agent and Registrar

After the distribution, the transfer agent and registrar for our common stock will be [—].

Listing

We intend to list our common stock on the NYSE under the symbol “CC.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

As a result of the distribution, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC, which will be available on the Internet website maintained by the SEC at www.sec.gov.

We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

FINANCIAL STATEMENTS

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of E.I. du Pont de Nemours and Company:

In our opinion, the accompanying combined balance sheets and the related combined statements of income, changes in DuPont company net investment and cash flows present fairly, in all material respects, the financial position of The Chemours Company at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 , in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

April 21, 2015

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Combined Income Statements

(Dollars in millions)

	Year ended December 31,
	2014	2013	2012
Net sales	$6,432	$6,859	$7,365
Cost of goods sold	5,072	5,395	5,014

Gross profit	1,360	1,464	2,351
Selling, general and administrative expense	685	768	747
Research and development expense	143	164	145
Employee separation/asset related charges, net	21	2	36

Total expenses	849	934	928
Equity in earnings of affiliates	20	22	25
Other income, net	19	24	37

Income before income taxes	550	576	1,485
Provision for income taxes	149	152	427

Net income	401	424	1,058

Less: Net income attributable to noncontrolling interests	1	1	1

Net income attributable to Chemours	$400	$423	$1,057

See accompanying Notes to the Combined Financial Statements.

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Combined Balance Sheets

(Dollars in millions)

	December 31,
	2014 Unaudited Pro Forma (Note 1)	2014	2013
Assets
Current assets:
Accounts and notes receivable — trade, net	846	846	841
Inventories	1,052	1,052	1,055
Prepaid expenses and other	43	43	40
Deferred income taxes	21	21	44

Total current assets	1,962	1,962	1,980

Property, plant and equipment	9,282	9,282	8,821
Less accumulated depreciation	(5,974)	(5,974)	(5,849)

Net property, plant and equipment	3,308	3,308	2,972
Goodwill	198	198	198
Other intangibles, net	11	11	17
Investments in affiliates	124	124	123
Other assets	375	375	331

Total assets	$5,978	$5,978	$5,621

Liabilities and DuPont Company Net Investment
Current liabilities:
Accounts payable	$1,046	$1,046	$1,057
Deferred income taxes	9	9	9
Other accrued liabilities	352	352	405
Dividend payable to DuPont	3,923	—	—

Total current liabilities	5,330	1,407	1,471

Other liabilities	464	464	456
Deferred income taxes	434	434	477

Total liabilities	6,228	2,305	2,404

Commitments and contingent liabilities (Note 17)
DuPont Company Net Investment:
DuPont Company Net Investment	(273)	3,650	3,195

Accumulated other comprehensive income	19	19	19
Total DuPont Company Net Investment	(254)	3,669	3,214

Noncontrolling interests	4	4	3

Total DuPont Company Net Investment and noncontrolling interests	(250)	3,673	3,217

Total liabilities, DuPont Company Net
Investment and noncontrolling interests	$5,978	$5,978	$5,621

See accompanying Notes to the Combined Financial Statements.

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Combined Statements of Changes in DuPont Company Net Investment

Years ended December 31, 2014, 2013 and 2012

(Dollars in millions)

	DuPont Company Net Investment	Accumulated other comprehensive income (loss)	Non- controlling interests	Total
Balance at January 1, 2012	$3,048	$19	$2	$3,069

Net income	1,057	—	1	1,058
Net transfers to DuPont	(959)	—	(1)	(960)

Balance at December 31, 2012	$3,146	$19	$2	$3,167

Net income	423	—	1	424
Net transfers to DuPont	(374)	—	—	(374)

Balance at December 31, 2013	$3,195	$19	$3	$3,217

Net income	400	—	1	401
Net transfers to DuPont	55	—	—	55

Balance at December 31, 2014	$3,650	$19	$4	$3,673

See accompanying Notes to the Combined Financial Statements.

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Combined Statements of Cash Flows

(Dollars in millions)

	Year ended December 31,
	2014	2013	2012
Operating activities:
Net income	$401	$424	$1,058
Adjustments to reconcile net income to cash provided by operations
Depreciation and amortization	257	261	266
Other operating charges and credits — net	18	13	47
Gain on sales of assets and businesses	(40)	(7)	—
Equity in losses (earnings) of affiliates, net of dividends received of $19, $19 and $31.	1	(1)	6
Deferred tax (benefit) expense	(22)	(14)	15
(Increase) decrease in operating assets:
Accounts and notes receivable — trade, net	4	(37)	137
Inventories and other operating assets	(29)	(75)	(94)
(Decrease) increase in operating liabilities:
Accounts payable and other operating liabilities	(85)	234	(45)

Cash provided by operating activities	505	798	1,390

Investing activities:
Purchases of property, plant and equipment	(604)	(438)	(432)
Proceeds from sales of assets and businesses — net	32	14	3
Investment in affiliates	(8)	—	—
Other investing activites	20	—	—

Cash used for investing activities	(560)	(424)	(429)

Financing activities:
Payments on long-term capital lease obligations	—	—	(1)
Net transfers from (to) DuPont	55	(374)	(960)

Cash provided by (used for) financing activities	55	(374)	(961)

Increase (decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of period	—	—	—

Cash and cash equivalents at end of period	$—	$—	$—

SUPPLEMENTAL DISCLOSURE OF SIGNIFICANT NON-CASH INVESTING ACTIVITIES:
Change in property, plant and equipment included in accounts payable	$(11)	$—	$—

See accompanying Notes to the Combined Financial Statements.

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Notes to the Combined Financial Statements

(Dollars in millions)

Note 1: Description of the Business

The accompanying Combined Financial Statements present, on a historical cost basis, the combined assets, liabilities, revenues and expenses related to The Chemours Company (Chemours) a wholly owned subsidiary of E. I. du Pont de Nemours and Company (DuPont). Chemours did not operate as a separate, stand-alone entity and comprises certain DuPont wholly owned legal entities for which Chemours is the sole business, components of legal entities in which Chemours operates in conjunction with other DuPont businesses, and a majority owned joint venture. Historically, Chemours operated as a part of DuPont, and Chemours’ results of operations have been reported in DuPont’s consolidated financial statements.

Chemours delivers customized solutions with a wide range of industrial and specialty chemical products for markets including plastics and coatings, refrigeration and air conditioning, general industrial, mining and oil refining. Principal products include titanium dioxide, refrigerants, industrial fluoropolymer resins, sodium cyanide, sulfuric acid and aniline. Chemours consists of three reportable segments including Titanium Technologies, Fluoroproducts and Chemical Solutions.

Chemours is globally operated with manufacturing facilities, sales centers, administrative offices, and warehouses located throughout the world. Chemours operations are primarily located in the United States, Canada, Mexico, Brazil, the Netherlands, Belgium, China, Taiwan, Japan, Switzerland, Singapore, Hong Kong, India, the United Kingdom, France and Sweden. As of December 31, 2014, Chemours consisted of 40 production facilities globally, six dedicated to Titanium Technologies, 20 dedicated to Fluoroproducts, 12 dedicated to Chemical Solutions and two that supported multiple Chemours segments. At three of these sites, currently shared with other DuPont businesses, DuPont will continue its own manufacturing operations after separation, as well as contract manufacture for Chemours for the products currently produced by the Fluoroproducts segment at these sites.

Note 2: Basis of Presentation

Throughout the period covered by the Combined Financial Statements, Chemours operated as a part of DuPont. Consequently, stand-alone financial statements have not been historically prepared for Chemours. The accompanying Combined Financial Statements have been prepared from DuPont’s historical accounting records and are presented on a stand-alone basis as if the operations had been conducted independently from DuPont. The operations comprising Chemours are in various legal entities which have no direct ownership relationship. The entity conducting operations for Chemours in Japan is a dual resident for U.S. income tax purposes. Accordingly, DuPont and its subsidiaries’ net investment in these operations is shown in lieu of Stockholder’s Equity in the Combined Financial Statements. The Combined Financial Statements include the historical operations, assets, and liabilities of the legal entities that are considered to comprise the Chemours business, including certain environmental remediation and litigation obligations for which Chemours will indemnify DuPont.

Discrete financial information was not available for Chemours within certain legal entities that include the operations of Chemours and other DuPont businesses (shared entities), as DuPont does not record every transaction at the Chemours level, but rather at the legal entity level. Chemours also comprises certain stand-alone legal entities for which discrete financial information is available. For the shared entities for which discrete financial information was not available, allocation methodologies were applied to certain accounts to allocate amounts to Chemours as discussed further in Note 4.

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Notes to the Combined Financial Statements

(Dollars in millions)

The Combined Income Statements include all revenues and costs directly attributable to Chemours, including costs for facilities, functions, and services used by Chemours. Costs for certain functions and services performed by centralized DuPont organizations are directly charged to Chemours based on usage or other allocation methods. The results of operations also include allocations of (i) costs for administrative functions and services performed on behalf of Chemours by centralized staff groups within DuPont; (ii) DuPont’s general corporate expenses; and (iii) certain pension and other retirement benefit costs (see Note 4 for a description of the allocation methodologies employed). As more fully described in Note 3 and Note 8, current and deferred income taxes and related tax expense have been determined based on the stand-alone results of Chemours by applying Accounting Standards Codification 740, Income Taxes (ASC 740), issued by the Financial Accounting Standards Board (FASB), to Chemours operations in each country as if it were a separate taxpayer (i.e. following the separate return methodology).

All charges and allocations of cost for facilities, functions, and services performed by DuPont organizations have been deemed paid by Chemours to DuPont in the period in which the cost was recorded in the Combined Income Statements. Chemours’ portion of current income taxes payable is deemed to have been remitted to DuPont in the period the related tax expense was recorded. Chemours’ portion of current income taxes receivable is deemed to have been remitted to Chemours by DuPont in the period to which the receivable applies only to the extent that a refund of such taxes could have been recognized by Chemours on a stand-alone basis under the law of the relevant taxing jurisdiction.

DuPont uses a centralized approach to cash management and financing its operations. Accordingly cash, cash equivalents, debt, or related interest expense have not been allocated to Chemours in the Combined Financial Statements. Transactions between DuPont and Chemours are accounted for through DuPont Company Net Investment (see Note 4 for additional information). Chemours purchased materials and services from, and sold materials and services to other businesses of DuPont. Transactions between DuPont and Chemours are deemed to have been settled immediately through DuPont Company Net Investment. DuPont’s short and long-term debt has not been pushed down to the Chemours’ Combined Financial Statements because it is not specifically identifiable to Chemours.

All of the allocations and estimates in the Combined Financial Statements are based on assumptions that management of DuPont and Chemours believes are reasonable. However, the Combined Financial Statements included herein may not be indicative of the financial position, results of operations, and cash flows of Chemours in the future or if Chemours had been a separate, stand-alone entity during the periods presented.

Actual costs that would have been incurred if Chemours had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, such as the division of shared services in human resources, corporate stewardship, legal, finance, sourcing, information systems and marketing, among others.

Note 3: Summary of Significant Accounting Policies

These Combined Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States of America (GAAP). The significant accounting policies described below, together with the other notes that follow, are an integral part of the Combined Financial Statements.

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Notes to the Combined Financial Statements

(Dollars in millions)

Preparation of Financial Statements

The preparation of the Combined Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Combined Financial Statements and the reported amounts of revenues and expenses, including allocations of costs as discussed above, during the reporting period. Management’s estimates are based on historical experience, facts and circumstances available at the time and various other assumptions that are believed to be reasonable. Actual results could differ from those estimates.

Basis of Combination

All significant intercompany accounts and transactions within Chemours have been eliminated in the preparation of the accompanying Combined Financial Statements. All significant intercompany transactions with DuPont are deemed to have been paid in the period the cost was incurred.

Revenue Recognition

Revenue is recognized when the earnings process is complete. Revenue for product sales is recognized when products are shipped to the customer in accordance with the terms of the agreement, when title and risk of loss have been transferred, collectability is reasonably assured and pricing is fixed or determinable. Accruals are made for sales returns and other allowances based on historical experience. Cash sales incentives are accounted for as a reduction in sales and noncash sales incentives are recorded as a charge to cost of goods sold at the time the revenue or selling expense, depending on the nature of the incentive, is recorded. Amounts billed to customers for shipping and handling fees are included in net sales and costs incurred by Chemours for the delivery of goods are classified as cost of goods sold in the Combined Income Statements. Taxes on revenue-producing transactions are excluded from net sales. Licensing and royalty income is recognized in accordance with agreed upon terms, when performance obligations are satisfied, the amount is fixed or determinable and collectability is reasonably assured.

Cash and Cash Equivalents

Chemours participates in DuPont’s centralized cash management and financing programs (see Note 4 for additional information).

Fair Value Measurements

Under the accounting for fair value measurements and disclosures, a fair value hierarchy was established that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Chemours uses the following valuation techniques to measure fair value for its assets and liabilities:

(a)	Level 1 — Quoted market prices in active markets for identical assets or liabilities;

(b)	Level 2 — Significant other observable inputs (e.g. quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable, such as interest rate and yield curves, and market-corroborated inputs); and

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Notes to the Combined Financial Statements

(Dollars in millions)

(c)	Level 3 — Unobservable inputs for the asset or liability, which are valued based on management’s estimates of assumptions that market participants would use in pricing the asset or liability.

Receivables and Allowance for Doubtful Accounts

Receivables are recognized net of an allowance for doubtful accounts. The allowance for doubtful accounts reflects the best estimate of losses inherent in Chemours’ accounts receivable portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other available evidence. Accounts receivable are written off when management determines that they are uncollectible.

Inventories

Chemours’ inventories are valued at the lower of cost or market. Inventories held at substantially all U.S. locations are valued using the last-in, first-out (LIFO) method. Inventories held outside the U.S. are determined by the average cost method. Elements of cost in inventories include raw materials, direct labor, and manufacturing overhead. Stores and supplies are valued at cost or market, whichever is lower; cost is generally determined by the average cost method. Approximately 52% and 53% of inventory is on a LIFO basis as of December 31, 2014 and 2013, respectively. The remainder is accounted for using the average cost method.

Property, Plant and Equipment

Property, plant and equipment is carried at cost and is depreciated using the straight-line method. Property, plant and equipment placed in service prior to 1995 is depreciated under the sum-of-the-years’ digits method or other substantially similar methods. Substantially all equipment and buildings are depreciated over useful lives ranging from 15 to 25 years. Capitalizable costs associated with computer software for internal use are amortized on a straight-line basis over five to seven years. When assets are surrendered, retired, sold or otherwise disposed of, their gross carrying values and related accumulated depreciation are removed from the balance sheet and included in determining gain or loss on such disposals.

Repair and maintenance costs that materially add to the value of the asset or prolong its useful life are capitalized and depreciated based on the extension to the useful life. Capitalized repair and maintenance costs are recorded on the Combined Balance Sheets in other assets.

Direct Financing Type Leases

Certain of Chemours’ facilities are located on land owned by third parties. The plant and equipment built on this land is constructed by, owned, and operated by Chemours for the exclusive benefit of the third party landlord. The useful lives of the equipment are generally shorter than the lease term, or there exists a purchase option for the third party to acquire the equipment at the end of the lease term. Based on an analysis of the underlying agreements, management has determined that these agreements and property represent a direct financing type lease, whereby Chemours is the lessor of its equipment to the third party landlords. As such, the related plant and equipment are reported as leases receivable. The current portion is included in accounts and notes receivable — trade, net (see Note 9) and the non-current portion is included in other assets (see Note 13). The equipment balances have zero net book value within property, plant and equipment.

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Notes to the Combined Financial Statements

(Dollars in millions)

Goodwill and Other Intangible Assets

The excess of the purchase price over the estimated fair value of the net assets acquired, including identified intangibles, is recorded as goodwill. Goodwill is tested for impairment annually on October 1; however, these tests are performed more frequently when events or changes in circumstances indicate that the asset may be impaired. Impairment exists when carrying value exceeds fair value. Goodwill is evaluated for impairment at the reporting unit level, which is the level of our operating segments.

Evaluating goodwill for impairment is a two-step process. In the first step, Chemours compares the carrying value of net assets to the fair value of the related operations. Chemours’ methodology for estimating the fair value of its reporting units is using the income approach based on the present value of future cash flows. The factors considered in determining the cash flows include: 1) macroeconomic conditions; 2) industry and market considerations; 3) costs of raw materials, labor or other costs having a negative effect on earnings and cash flows; 4) overall financial performance; and 5) other relevant entity-specific events. If the fair value is determined to be less than the carrying value, a second step is performed to compute the amount of the impairment.

Definite-lived intangible assets, such as purchased and licensed technology, patents, trademarks, and customer lists are amortized over their estimated useful lives, generally for periods ranging from five to 20 years. The reasonableness of the useful lives of these assets is continually evaluated.

Impairment of Long-Lived Assets

Chemours evaluates the carrying value of long-lived assets to be held and used when events or changes in circumstances indicate the carrying value may not be recoverable. For purposes of recognition and measurement of an impairment loss, the assessment is performed at the lowest level for which independent cash flows can be identified, which varies, but can range from the reporting unit level to the individual plant level. To determine the level at which the assessment is performed, Chemours considers factors such as revenue dependency, shared costs and the extent of vertical integration.

The carrying value of a long-lived asset is considered impaired when the total projected undiscounted cash flows from the asset are separately identifiable and are less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. The fair value methodology used is an estimate of fair market value which is made based on prices of similar assets or other valuation methodologies including present value techniques. Long-lived assets to be disposed of other than by sale are classified as held for use until their disposal. Long-lived assets to be disposed of by sale are classified as held for sale and are reported at the lower of carrying amount or fair market value less cost to sell. Depreciation is discontinued for long-lived assets classified as held for sale.

Research and Development

Research and development costs are expensed as incurred. Research and development expenses include costs (primarily consisting of employee costs, materials, contract services, research agreements, and other external spend) relating to the discovery and development of new products, enhancement of existing products and regulatory approval of new and existing products.

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Notes to the Combined Financial Statements

(Dollars in millions)

Environmental Liabilities and Expenditures

Environmental liabilities and expenditures included in the Combined Financial Statements represent claims for matters that will be indemnified by Chemours after the separation. Accruals for environmental matters are recorded in cost of goods sold when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities do not include claims against third parties and are not discounted.

Costs related to environmental remediation are charged to expense in the period incurred. Other environmental costs are also charged to expense in the period incurred, unless they increase the value of the property or reduce or prevent contamination from future operations, in which case they are capitalized and amortized.

Asset Retirement Obligations

Chemours records asset retirement obligations at fair value at the time the liability is incurred. Fair value is measured using expected future cash outflows discounted at Chemours’ credit-adjusted risk-free interest rate, which are considered level 3 inputs. Accretion expense is recognized as an operating expense classified within cost of goods sold on the Combined Income Statements using the credit-adjusted risk-free interest rate in effect when the liability was recognized. The associated asset retirement obligations are capitalized as part of the carrying amount of the long-lived asset and depreciated over the estimated remaining useful life of the asset, generally for periods ranging from one to 25 years.

Litigation

Litigation liabilities and expenditures included in the Combined Financial Statements represent litigation matters for which Chemours will indemnify DuPont. Accruals for litigation are made when the information available indicates that it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Legal costs such as outside counsel fees and expenses are charged to expense in the period services are received.

Insurance/Self-Insurance

Chemours incurred $10, $8 and $7 of cost related to DuPont’s general insured risks for the years ended December 31, 2014, 2013 and 2012, respectively. Chemours is a participant in DuPont’s self-insurance program where permitted by law or regulation, including workers’ compensation, vehicle liability and employee related benefits. Liabilities associated with these risks are estimated in part by considering historical claims experience, demographic factors, and other actuarial assumptions. For other risks, a combination of insurance and self-insurance is used, reflecting comprehensive reviews of relevant risks. The annual cost is allocated to all of the participating businesses using methodologies deemed reasonable by management. All obligations pursuant to these plans have historically been obligations of DuPont. As such, these obligations are not included in the Combined Balance Sheets, with the exception of self-insurance liabilities related to workers compensation, vehicle liability and employee related benefits.

Income Taxes

Income taxes as presented herein attribute current and deferred income taxes of DuPont to Chemours’ stand-alone financial statements in a manner that is systematic, rational, and consistent with the asset and liability

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Notes to the Combined Financial Statements

(Dollars in millions)

method prescribed by ASC 740. Accordingly, Chemours’ income tax provision was prepared following the separate return method. The separate return method applies ASC 740 to the stand-alone financial statements of each member of the consolidated group as if the group member were a separate taxpayer and a stand-alone enterprise. As a result, actual tax transactions included in the consolidated financial statements of DuPont may not be included in the separate Combined Financial Statements of Chemours. Similarly, the tax treatment of certain items reflected in the separate Combined Financial Statements of Chemours may not be reflected in the consolidated financial statements and tax returns of DuPont; therefore, such items as net operating losses, credit carryforwards, and valuation allowances may exist in the stand-alone financial statements that may or may not exist in DuPont’s consolidated financial statements.

The breadth of Chemours’ operations and the global complexity of tax regulations require assessments of uncertainties and judgments in estimating the taxes that Chemours will ultimately pay. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation and resolution of disputes arising from federal, state and international tax audits in the normal course of business.

The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of Chemours’ assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. It is Chemours’ policy to include accrued interest related to unrecognized tax benefits in miscellaneous income and expenses, net, under other income, net. It is Chemours’ policy to include income tax related penalties in the provision for income taxes.

In general, the taxable income (loss) of various Chemours entities was included in DuPont’s consolidated tax returns, where applicable, in jurisdictions around the world. As such, separate income tax returns were not prepared for many Chemours entities. Consequently, income taxes currently payable are deemed to have been remitted to DuPont, in cash, in the period the liability arose and income taxes currently receivable are deemed to have been received from DuPont in the period that a refund could have been recognized by Chemours had Chemours been a separate taxpayer.

As stated above in Note 2, the operations comprising Chemours are in various legal entities which have no direct ownership relationship. Consequently, no provision has been made for income taxes on unremitted earnings of subsidiaries and affiliates.

Foreign Currency Translation

DuPont identifies its separate and distinct foreign entities and groups them into two categories: 1) extension of the parent (U.S. dollar (USD)) functional currency) and 2) self-contained (local functional currency). If a foreign entity does not align with either category, factors are evaluated and a judgment is made to determine the functional currency. DuPont changes the functional currency of its separate and distinct foreign entities only when significant changes in economic facts and circumstances indicate clearly that the functional currency has changed.

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Notes to the Combined Financial Statements

(Dollars in millions)

During the periods covered by these financial statements, the Chemours business operated within foreign entities. For foreign entities where USD is the functional currency, all foreign currency-denominated asset and liability amounts are remeasured into USD at end-of-period exchange rates, except for inventories, prepaid expenses, property, plant and equipment, goodwill and other intangible assets, which are remeasured at historical rates. Foreign currency-denominated income and expenses are remeasured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts remeasured at historical exchange rates. Exchange gains and losses arising from remeasurement of foreign currency-denominated monetary assets and liabilities are included in income in the period in which they occur.

For foreign entities where the local currency is the functional currency, assets and liabilities denominated in local currencies are translated into USD at end-of-period exchange rates and the resulting translation adjustments are reported, net of their related tax effects, as a component of accumulated other comprehensive income (loss) in equity. Assets and liabilities denominated in other than the functional currency are remeasured into the functional currency prior to translation into USD and the resultant exchange gains or losses are included in income in the period in which they occur. Income and expenses are translated into USD at average exchange rates in effect during the period.

Commencing in 2015, when the Performance Chemicals operations are legally and operationally separated within DuPont in anticipation of the spin, some of the resulting newly created Chemours foreign entities will have their local currency as the functional currency. The company changes the functional currency of its separate and distinct foreign entities only when significant changes in economic facts and circumstances indicate clearly that the functional currency has changed.

DuPont Company Net Investment

Chemours’ equity on the Combined Balance Sheets represents DuPont’s net investment in the Chemours business and is presented as “DuPont Company Net Investment” in lieu of stockholders’ equity. The Statements of Changes in DuPont Company Net Investment include net cash transfers and other property transfers between DuPont and Chemours as well as intercompany receivables and payables between Chemours and other DuPont affiliates that were settled on a current basis.

DuPont performs cash management and other treasury-related functions on a centralized basis for nearly all of its legal entities, which includes Chemours. DuPont Company Net Investment account includes assets and liabilities incurred by DuPont on behalf of Chemours such as accrued liabilities related to corporate allocations including administrative expenses for legal, accounting, treasury, information technology, human resources and other services. Other assets and liabilities recorded by DuPont, whose related income and expenses have been pushed down to Chemours, are also included in DuPont Company Net Investment.

All transactions reflected in DuPont Company Net Investment in the accompanying Combined Balance Sheets have been considered cash receipts and payments for purposes of the Combined Statements of Cash Flows and are reflected in financing activities in the accompanying Combined Statements of Cash Flows.

Earnings per share data has not been presented in the accompanying Combined Financial Statements because Chemours does not operate as a separate legal entity with its own capital structure.

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Notes to the Combined Financial Statements

(Dollars in millions)

Employee Benefits

Certain of Chemours’ employees participate in defined benefit pension and other post-employment benefit plans (the Plans) sponsored by DuPont and accounted for by DuPont in accordance with accounting guidance for defined benefit pension and other post-employment benefit plans. Significantly all expense was allocated in shared entities and reported within costs of goods sold, selling, general and administrative expenses and research and development expenses in the Combined Income Statements. Chemours has considered the Plans to be part of a multiemployer plan with DuPont. The expense related to the current employees of Chemours as well as the expense related to retirees of Chemours are included in these Combined Financial Statements (see Note 18 for further information).

Derivatives

Chemours participates in DuPont’s foreign currency hedging program to reduce earnings and cash flow volatility associated with foreign currency exchange rate changes.

DuPont formally documents the hedge relationships, including identification of the hedging instruments and the hedged items, the risk management objectives and strategies for undertaking the hedge transactions, and the methodologies used to assess effectiveness and measure ineffectiveness. Realized gains and losses on derivative instruments of DuPont are allocated by DuPont to Chemours based on projected exposure. Chemours recognizes its allocable share of the gains and losses on DuPont’s derivative financial instruments in earnings when the forecasted sales occur for foreign currency hedges. The foreign currency hedges qualify as cash flow hedges, and the realized gains recognized in earnings were $4, $0 and $6 for the years ended December 31, 2014, 2013 and 2012, respectively.

DuPont does not hold any derivative instruments specifically for the benefit of Chemours’ operations during the periods presented and no derivative instruments of DuPont will be attributable to Chemours after the separation. Chemours does not hold or issue financial instruments for speculative or trading purposes.

Unaudited Pro Forma Balance Sheet

On May 12, 2015, Chemours distributed a dividend of $3,923 to DuPont. The dividend consists of $3,416 in cash and a distribution in kind of 2025 Notes (as defined on Page F-38) with an aggregate principal amount of $507. The accompanying Unaudited Pro Forma Balance Sheet gives effect to the $3,923 dividend.

New Accounting Guidance

Recent Accounting Pronouncements

In April 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-03, “Interest — Imputation of Interest (Subtopic 835-30)”, which requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of the debt, consistent with debt discounts. The ASU is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. Chemours intends to adopt this guidance for the quarter ending June 30, 2015. The adoption of this standard will have no impact on Chemours’ results of operations or cash flows. Due to the accounting change described above, Chemours will record these costs as a reduction of the liability on the balance sheet.

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Notes to the Combined Financial Statements

(Dollars in millions)

In February 2015, the FASB issued ASU No. 2015-02 “Consolidation (Topic 810): Amendments to the Consolidation Analysis.” The amendments under the new guidance modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities and eliminate the presumption that a general partner should consolidate a limited partnership. The ASU is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. A reporting entity also may apply the amendments retrospectively. Chemours is currently evaluating the impact of adopting this guidance on its financial position and results of operations.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers”, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. Chemours is evaluating the effect that ASU 2014-09 will have on the Combined Financial Statements. Chemours has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

In April 2014, the FASB issued authoritative guidance, ASU No. 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”, amending existing requirements for reporting discontinued operations. Under the new guidance, discontinued operations reporting will be limited to disposal transactions that represent strategic shifts having a major effect on operations and financial results. The amended guidance also enhances disclosures and requires assets and liabilities of a discontinued operation to be classified as such for all periods presented in the financial statements. Public entities will apply the amended guidance prospectively to all disposals occurring within annual periods beginning on or after December 15, 2014 and interim periods within those years. Chemours will adopt this standard on January 1, 2015. Due to the change in requirements for reporting discontinued operations described above, presentation and disclosures of future disposal transactions after adoption may be different than under current standards.

Note 4: Relationship with DuPont and Related Entities

Historically, Chemours has been managed and operated in the normal course of business with other affiliates of DuPont. Accordingly, certain shared costs have been allocated to Chemours and reflected as expenses in the stand-alone Combined Financial Statements. Management of DuPont and Chemours consider the allocation methodologies used to be reasonable and appropriate reflections of the historical DuPont expenses attributable to Chemours for purposes of the stand-alone financial statements. The expenses reflected in the Combined Financial Statements may not be indicative of expenses that will be incurred by Chemours in the future. All related party transactions approximate market prices.

(a) Related Party Purchases and Sales

Throughout the period covered by the Combined Financial Statements, Chemours sold finished goods to DuPont.

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Notes to the Combined Financial Statements

(Dollars in millions)

Related party sales to other DuPont businesses include the following amounts:

	Year ended December 31,
Selling Segment	2014	2013	2012
Titanium Technologies	$—	$6	$68
Fluoroproducts	45	37	31
Chemical Solutions	65	78	67

Total	$110	$121	$166

Sales to DuPont’s Performance Coatings business decreased significantly in 2013, as DuPont sold the business in February of 2013. Upon the date of the sale, transactions with DuPont Performance Coatings were no longer accounted for as related party transactions.

Chemours purchased byproducts from other DuPont businesses in the following amounts:

	Year ended December 31,
Purchasing Segment	2014	2013	2012
Titanium Technologies	$1	$1	$1
Chemical Solutions	8	14	21

Total	$9	$15	$22

(b) Leveraged Services and Corporate Costs

DuPont incurs significant corporate costs for services provided to Chemours as well as other DuPont businesses. These costs include expenses for information systems, accounting, other financial services such as treasury and audit, purchasing, human resources, legal, facilities, engineering, corporate research and development, corporate stewardship, marketing and business analysis support.

A portion of these costs benefit multiple or all DuPont businesses, including Chemours, and are allocated to Chemours and its reportable segments using methods based on proportionate formulas involving total costs or other various allocation methods that management believes are consistent and reasonable. Other Chemours corporate costs are not allocated to the reportable segments and are reported in Corporate and Other.

The allocated leveraged functional service expenses and general corporate expenses included in the Combined Income Statements were $492, $519 and $500 for the years ended December 31, 2014, 2013 and 2012, respectively. Allocated leveraged functional service expenses and general corporate expenses were recorded in the Combined Income Statements within the following captions:

	Year ended December 31,
	2014	2013	2012
Selling, general and administrative expense	$411	$436	$412
Research and development expense	49	50	50
Cost of goods sold	32	33	38

Total	$492	$519	$500

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Notes to the Combined Financial Statements

(Dollars in millions)

(c) Shared Sites

Chemours has manufacturing operations at 40 production facilities globally. Chemours shares 14 of these production facilities with DuPont’s other non-Chemours manufacturing operations. Additionally, Chemours shares warehouse, sales centers, office space, and research and development facilities with other DuPont businesses. The property, plant and equipment primarily or exclusively used by Chemours for these shared locations are included in the Combined Balance Sheets.

The full historical cost, accumulated depreciation and depreciation expense for assets at shared manufacturing plant sites and other facilities where Chemours is the primary or exclusive user of the assets have been included in the Combined Balance Sheets and Combined Income Statements. Accordingly, when the use of a Chemours primary asset has been shared with another DuPont business (manufacturing or otherwise), the cost for the non-Chemours usage has been deemed to have been charged to DuPont’s non-Chemours business. The amounts are credited primarily to cost of goods sold in the Combined Income Statements and were $17, $12 and $13 for the years ended December 31, 2014, 2013 and 2012, respectively.

At shared manufacturing plant sites and other facilities where Chemours is not the primary or exclusive user of the assets; the shared assets have been excluded from the Combined Balance Sheets. Accordingly, where Chemours has used these shared assets, a charge to cost of goods sold has been recorded for its usage of these shared assets. The amounts are charged primarily to cost of goods sold in the Combined Income Statements and were $4, $3 and $3 the years ended December 31, 2014, 2013 and 2012, respectively.

(d) Cash Management and Financing

Chemours participates in DuPont’s centralized cash management and financing programs. Disbursements are made through centralized accounts payable systems which are operated by DuPont. Cash receipts are transferred to centralized accounts, also maintained by DuPont. As cash is disbursed and received by DuPont, it is accounted for by Chemours through DuPont Company Net Investment. All short and long-term debt is financed by DuPont and financing decisions for wholly and majority owned subsidiaries is determined by central DuPont treasury operations.

(e) Accounts Receivable and Payable

Receivables and payables between Chemours and DuPont and its non-Chemours businesses are settled on a current basis and have been accounted for through the DuPont Company Net Investment account in the Combined Financial Statements.

Note 5: Research and Development Expense

Research and development expense directly incurred by Chemours resources was $94, $114 and $95 for the years ended December 31, 2014, 2013 and 2012, respectively. Research and development expense also includes $49, $50 and $50 for the years ended December 31, 2014, 2013 and 2012, respectively, representing an assignment of costs associated primarily with DuPont’s Corporate Central Research and Development long-term research activities. This assignment was based on the cost of research projects for which Chemours was determined to be the sponsor or co-sponsor. All research services provided by DuPont’s central research and development to Chemours are specifically requested by Chemours, covered by service-level agreements and billed based on usage.

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Notes to the Combined Financial Statements

(Dollars in millions)

Note 6: Employee Separation/Asset Related Charges, Net

2014 Restructuring Program

During 2014, Chemours implemented a restructuring plan to increase productivity and recorded a pre-tax charge of $19 in employee separation / asset related charges, net in the Combined Statements of Income related to this initiative. The charge consisted of $16 related to employee separation costs and $3 for asset shut-down costs. The actions associated with this charge and all related payments are expected to be substantially complete by December 31, 2015.

The year-to-date 2014 charge impacted segment earnings as follows:

Titanium Technologies	$3
Fluoroproducts	16

$19

Account balances and activity for the 2014 restructuring program are summarized below:

	Employee Separation Costs	Asset Shut Down Costs	Total
Charges to income for the year ending December 31, 2014	$16	$3	$19
Charges to accounts:
Payments	(2)	—	(2)
Net translation adjustment	(2)	—	(2)
Asset write-offs and adjustments	—	(3)	(3)

Balance as of December 31, 2014	$12	$—	$12

Asset Impairment

During 2012, as a result of strategic decisions related to deteriorating conditions within a specific industrial chemicals market, Chemours determined that an impairment triggering event had occurred and that an assessment of the asset group related to this industrial chemical was warranted. This assessment determined that the carrying value of the asset group exceeded its fair value. As a result of the impairment test, a $33 pre-tax impairment charge was recorded within employee separation/asset related charges, net by the Chemical Solutions segment. In calculating the impairment charge, fair value was determined by utilizing a discounted cash flow approach which included assumptions concerning future operating performance and economic conditions that may differ from actual cash flows. In connection with this matter, as of December 31, 2012, Chemours had long-lived assets with a remaining net book value of approximately $6, accounted for at fair value on a nonrecurring basis after initial recognition. These nonrecurring fair value measurements were determined using level 3 inputs within the fair value hierarchy, as described in Note 3 to the Combined Financial Statements.

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Notes to the Combined Financial Statements

(Dollars in millions)

Note 7: Other Income, Net

	Year ended December 31,
	2014	2013	2012
Leasing, contract services and miscellaneous income[1]	$17	$24	$18
Royalty income[2]	28	24	24
Gain on purchase of equity investment[3]	—	7	—
Gain on sales of assets and businesses[4]	40	—	—
Exchange losses[5]	(66)	(31)	(5)

	$19	$24	$37

[1]	Leasing, contract services and miscellaneous income includes accrued interest related to unrecognized tax benefits. Refer to Note 8 for further discussion of unrecognized tax benefits.
[2]	Royalty income is primarily for technology and trademark licensing.
[3]	Gain on purchase of equity investment consists of a gain on the remeasurement of Chemours’ equity investment and a gain on the bargain purchase of the remainder of the DESCO C.V. joint venture for $4 and $3, respectively, recognized in the third quarter of 2013. Prior to purchasing the remaining interest in DESCO C.V. in the third quarter of 2013, Chemours accounted for the joint venture as an equity method investment.
[4]	Gain on sale of assets and businesses comprises $30 and $4 relating to gain on sale of businesses in the Fluoroproducts and Titanium Technologies segments, respectively, and the remaining $6 relating to gain on sale of assets.
[5]	Exchange losses primarily driven by the strengthening of the U.S. Dollar versus the Swiss Franc and the Euro in 2014, a strengthening of the U.S. Dollar versus the Venezuelan Bolivar and the Brazilian Real in 2013 and a strengthening of the U.S. Dollar versus the Brazilian Real in 2012.

Note 8: Income Taxes

As previously discussed in Note 3, although Chemours was historically included in consolidated income tax returns of DuPont, Chemours’ income taxes are computed and reported herein under the “separate return method.” Use of the separate return method may result in differences when the sum of the amounts allocated to stand-alone tax provisions are compared with amounts presented in consolidated financial statements. In that event, the related deferred tax assets and liabilities could be significantly different from those presented herein. Certain tax attributes, e.g. net operating loss carryforwards, which were actually reflected in DuPont’s consolidated financial statements may or may not exist at the stand-alone Chemours level.

Chemours’ Combined Financial Statements do not reflect any amounts due to DuPont for income tax related matters as it is assumed that all such amounts due DuPont were settled on December 31st of each year.

Combined income before income taxes for U.S. and international operations was:

	Year ended December 31,
	2014	2013	2012
U.S. (including exports)	$244	$224	$898
International	306	352	587

Total pre-tax income	$550	$576	$1,485

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Notes to the Combined Financial Statements

(Dollars in millions)

Income before taxes, as shown above, is based on the location of the entity to which such earnings are attributable.

The components of the provision for income taxes were:

	Year ended December 31,
	2014	2013	2012
Current tax expense:
U.S. federal	$85	$67	$256
U.S. state and local	13	11	44
International	73	88	112

Total current tax expense	171	166	412
Deferred tax (benefit) expense:
U.S. federal	(20)	(4)	15
U.S. state and local	(3)	(2)	2
International	1	(8)	(2)

Total deferred tax (benefit) expense	(22)	(14)	15

Total provision for income taxes	$149	$152	$427

An analysis of Chemours’ effective income tax rate follows:

	Year ended December 31,
	2014	2013	2012
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	1.0	1.0	2.0
Lower effective tax rate on international operations — net	(9.6)	(10.2)	(6.6)
Valuation allowance	2.0	1.2	0.4
Exchange (gains) losses	2.7	2.3	0.2
Section 199 deduction	(0.7)	(0.8)	(1.6)
Other, net	(3.3)	(2.1)	(0.6)

Total effective tax rate	27.1%	26.4%	28.8%

Exchange (gains) losses principally reflect the impact of non-taxable gains and losses resulting from remeasurement of foreign currency — denominated monetary assets and liabilities. The lower effective tax rate on international operations is primarily driven by the Titanium Technologies segment. Titanium Technologies has five manufacturing facilities with three in the U.S., one in Taiwan and one in Mexico. The lower benefit related to international operations in 2012 vs. 2013 and 2014 was primarily driven by lower capacity utilization in Taiwan resulting in a larger percentage of income attributable to the U.S. The valuation allowance was increased by $10, $7 and $7 in 2014, 2013 and 2012, respectively, relating to assets for which Chemours determined it was more likely than not the assets would not be realized. In addition, Chemours is entitled to a domestic manufacturing deduction relating to income from certain qualifying domestic production activities pursuant to section 199 of the Internal Revenue Code, as well as a one-time tax benefit recognized in 2014 relating to a tax accounting method change. Consistent with the discussion in Note 2, the effective tax rate stated herein may not be indicative of the future effective tax rate of Chemours as a result of the separation from DuPont.

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Notes to the Combined Financial Statements

(Dollars in millions)

The significant components of deferred tax assets and liabilities are as follows:

	December 31,
	2014	2013
Deferred tax assets — current:
Accounts receivable and other assets	$4	$5
Other accrued liabilities	46	64

Total deferred tax assets — current	$50	$69

Deferred tax assets — noncurrent:
Other accrued liabilities	138	134
Tax loss carryforwards	36	26

Total deferred tax assets — noncurrent	$174	$160

Valuation allowance	(36)	(26)

Total deferred tax assets, net	$188	$203

Deferred tax liabilities — current:
Accrued expenses and other liabilities	(5)	(4)
Inventories and other current assets	(33)	(29)

Total deferred tax liabilities — current	$(38)	$(33)

Deferred tax liabilities — noncurrent:
Goodwill and other intangibles	(2)	(2)
Accrued expenses and other liabilities	(28)	(53)
Property, plant and equipment[1]	(533)	(547)

Total deferred tax liabilities — noncurrent	$(563)	$(602)

Total deferred tax liabilities	$(601)	$(635)

Net deferred tax liability	$(413)	$(432)

[1]	Chemours property, plant and equipment deferred tax liabilities at December 31, 2013 have been revised to correct an error identified during the preparation of the 2014 financial statements. The revision resulted in an increase in deferred tax liabilities of $62 with a corresponding reduction in the DuPont Company Net Investment at December 31, 2013. The error was not considered material to Chemours previously reported financial statements.

Under the tax laws of various jurisdictions in which Chemours operates, deductions or credits that cannot be fully utilized for tax purposes during the current year may be carried forward or back, subject to statutory limitations, to reduce taxable income or taxes payable in future or prior years. At December 31, 2014, the tax effect of carryforwards was $0, after taking into consideration the valuation allowance. If certain substantial changes in the entity’s ownership occur, there may be a limitation on the amount of the carryforwards that can be utilized.

As described above in Note 2, the Combined Financial Statements, the operations comprising Chemours are in various legal entities which have no direct ownership relationship. Consequently, no provision has been made for income taxes on unremitted earnings of subsidiaries and affiliates.

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Notes to the Combined Financial Statements

(Dollars in millions)

Upon audit, taxing authorities may challenge all or part of an uncertain income tax position. While Chemours has no history of tax audits on a stand-alone basis, DuPont is routinely audited by U.S. federal, state and local, and non-U.S. taxing authorities. Accordingly, DuPont (and Chemours) regularly assesses the outcome of potential examinations in each of the taxing jurisdictions when determining the adequacy of the amount of unrecognized tax benefit recorded. The reserves are adjusted, from time to time, based upon changing facts and circumstances, such as the progress of a tax audit. It is reasonably possible that changes to Chemours’ global unrecognized tax benefits could be significant, however, due to the uncertainty regarding the timing of completion of audits and possible outcomes, a current estimate of the range of increases or decreases that may occur within the next 12 months cannot be made. If recognized, $39 of liabilities for unrecognized tax benefits would affect the effective tax rate.

DuPont, and / or its subsidiaries, files income tax returns in the U.S. federal jurisdiction, and various states and non-U.S. jurisdictions. With few exceptions, Chemours is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2004. Chemours’ most significant tax jurisdiction is the U.S. federal tax jurisdiction. The Internal Revenue Service is currently examining DuPont’s consolidated U.S. tax returns for 2004 through 2011. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the combined financial position, liquidity or results of operations of the business. See the reconciliation of the total amounts of unrecognized tax benefits below excluding interest and penalties:

	Year ended December 31,
	2014	2013	2012
Total unrecognized tax benefits as of January 1	$26	$24	$23
Gross amounts of decreases in unrecognized tax benefits as a result of adjustments to tax provisions taken during the prior period	(1)	(1)	(1)
Gross amounts of increases in unrecognized tax benefits as a result of tax positions taken during the current period	15	5	4
Reduction to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(1)	(2)	(2)

Total unrecognized tax benefits as of December 31	$39	$26	$24

Interest and penalties have been accrued related to unrecognized tax benefits. The liabilities for interest and penalties related to unrecognized tax benefits were $8, $6 and $4 as of December 31, 2014, 2013 and 2012, respectively. Expense for interest and penalties was $2, $2 and $1 for the years ended December 31, 2014, 2013 and 2012, respectively.

The following reflects a rollforward of the deferred tax asset valuation allowance for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
Balance at beginning of period	$26	$19	$12
Net charges to income tax expense	10	7	7

Balance at end of period	$36	$26	$19

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Notes to the Combined Financial Statements

(Dollars in millions)

Note 9: Accounts and Notes Receivable — Trade, Net

	December 31,
	2014	2013
Accounts receivable, net[1]	$746	$762
VAT, GST, and other taxes[2]	62	53
Advances and deposits	15	12
Leases receivable — current	12	12
Notes receivable — trade[3]	11	2

	$846	$841

[1]	Accounts receivable, are net of allowances of $4 and $7 as of December 31, 2014 and 2013, respectively. Allowances are equal to the estimated uncollectible amounts.
[2]	VAT receivables are generally recorded at the legal entity level and allocated to Chemours within shared legal entities.
[3]	Notes receivable as of December 31, 2014 includes loan receivables with terms of one year or less primarily concentrated in China. As of December 31, 2014, there were no past due notes receivable, nor were there any impairments related to current loan agreements.

Accounts and notes receivable are carried at amounts that approximate fair value. Chemours performs credit evaluations of its customers’ financial condition and limits the amount of credit extended when deemed necessary. Generally, no collateral from customers is required. Bad debt expense was $1, $2 and $0 for the years ended December 31, 2014, 2013 and 2012, respectively. Chemours primarily estimates reserves for losses on receivables by specific identification based on an assessment of the customers’ ability to make required payments.

Direct Financing Leases

At two of its facilities in the U.S. (Borderland and Morses Mill), Chemours has constructed fixed assets on land that it leases from third parties. Management has analyzed these arrangements and determined these assets represent a direct financing lease, whereby Chemours is the lessor of this equipment. Chemours has recorded leases receivable of $149 and $160 at December 31, 2014 and 2013, respectively, which represent the balance of the minimum future lease payments receivable. The current portion of leases receivable is included in accounts and notes receivable, as shown above. The long term portion of leases receivable is included in other assets, as shown in Note 13. Management has evaluated the realizable value of these leased assets and determined no impairment existed at December 31, 2014 or 2013. There is no estimated future residual value of these leased assets. Future minimum lease receipts are $12 for each of the years ended December 31, 2015, 2016, 2017, 2018 and 2019, and $77 for the years thereafter.

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Notes to the Combined Financial Statements

(Dollars in millions)

Note 10: Inventories

	December 31,
	2014	2013
Finished products	$611	$583
Semi-finished products	173	194
Raw materials and supplies	521	568

	1,305	1,345
Adjustment of inventories to a LIFO basis	(253)	(290)

	$1,052	$1,055

Inventory values, before LIFO adjustment, are generally determined by the average cost method, which approximates current cost. Inventories are valued under the LIFO method at substantially all of the U.S. locations which comprised $684 and $717 or 52% and 53% of inventories before the LIFO adjustments at December 31, 2014 and 2013, respectively. The remainder of inventory held in international locations and certain U.S. locations is valued under the average cost method.

Note 11: Property, Plant and Equipment

Chemours’ property, plant and equipment consisted of:

	December 31,
	2014	2013
Equipment	$7,500	$7,365
Buildings	778	765
Construction in progress	852	532
Land	116	128
Mineral rights	36	31

Total	9,282	8,821
Accumulated depreciation	(5,974)	(5,849)

Net property, plant and equipment	$3,308	$2,972

Depreciation expense amounted to $254, $255 and $260 for the years ended December 31, 2014, 2013, and 2012, respectively. Property, plant and equipment include gross assets acquired under capital leases of $6 and $4 at December 31, 2014 and 2013, respectively.

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Notes to the Combined Financial Statements

(Dollars in millions)

Note 12: Goodwill and Other Intangible Assets

(a) Goodwill

The following table summarizes changes in the carrying amount of goodwill by reportable segment for the years ended December 31, 2014 and 2013.

	Balance as of December 31, 2013	Goodwill adjustments	Balance as of December 31, 2014
Titanium Technologies	$13	$—	$13
Fluoroproducts	85	—	85
Chemical Solutions	100	—	100

Goodwill, net	$198	$—	$198

Chemours has three reportable segments, Titanium Technologies, Fluoroproducts and Chemical Solutions (see further discussion of reportable segments in Note 20). These reportable segments comprise four operating segments, Titanium Technologies, Fluorochemicals, Fluoropolymer Solutions and Chemical Solutions. Fluorochemicals and Fluoropolymer Solutions are aggregated into the Fluoroproducts reportable segment. Chemours defines its reporting units as its four operating segments, and has assigned its goodwill balance to these reporting units based primarily on specific identification of goodwill acquired by the reporting unit. In 2014 and 2013, Chemours performed impairment tests for goodwill and determined that no goodwill impairment existed and the fair value of each reporting unit substantially exceeded its carrying value.

(b) Other Intangible Assets

The following table summarizes the gross carrying amounts and accumulated amortization of other intangible assets by major class:

	December 31, 2014
	Gross	Accumulated Amortization	Net
Customer agreements	$19	$(16)	$3
Patents	20	(16)	4
Purchased trademarks	18	(14)	4
Purchased and licensed technology	17	(17)	—

Total other intangible assets	$74	$(63)	$11

	December 31, 2013
	Gross	Accumulated Amortization	Net
Customer agreements	$23	$(17)	$6
Patents	22	(17)	5
Purchased trademarks	20	(15)	5
Purchased and licensed technology	17	(16)	1

Total other intangible assets	$82	$(65)	$17

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Notes to the Combined Financial Statements

(Dollars in millions)

The aggregate pre-tax amortization expense for definite-lived intangible assets was $3, $6 and $6 during the years ended December 31, 2014, 2013 and 2012, respectively. The estimated aggregate pre-tax amortization expense for 2015, 2016, 2017, 2018 and 2019 is $3, $2, $1, $1 and $1 respectively. There are no indefinite-lived intangible assets.

Note 13: Other Assets

	December 31,
	2014	2013
Leases receivable — non-current[1]	$137	$148
Capitalized repair and maintenance costs	185	134
Advances and deposits	17	11
Deferred income taxes — non-current	9	9
Miscellaneous[2]	27	29

	$375	$331

[1]	Leases receivable includes direct financing type leases of property at two locations (see Note 9).
[2]	Miscellaneous includes prepaid expenses for royalty fees, vendor supply agreements, and taxes other than income taxes. Also included in miscellaneous other assets are cost method investments and capitalized expenses for the preparation of the future landfill cells at Titanium Technologies’ New Johnsonville plant site.

Note 14: Accounts Payable

	December 31,
	2014	2013
Trade payables	$1,004	$1,026
VAT and other taxes[1]	42	31

	$1,046	$1,057

[1]	VAT payables are generally recorded at the legal entity level and allocated to Chemours within shared legal entities.

Note 15: Other Accrued Liabilities

	December 31,
	2014	2013
Compensation and other employee-related costs	$109	$132
Accrued litigation[1]	7	86
Customer rebates	59	62
Environmental remediation[2]	69	47
Property taxes	25	27
Contract services	10	18
Deferred revenue	28	14
Miscellaneous[3]	45	19

	$352	$405

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Notes to the Combined Financial Statements

(Dollars in millions)

[1]	Accrued litigation at December 31, 2013 included a $72 charge relating to the Titanium Dioxide antitrust litigation, settlement of which was paid in January 2014.
[2]	See further discussion of environmental remediation in Note 17.
[3]	Miscellaneous primarily includes cylinder deposits, accrued utilities, and restructuring accruals.

Note 16: Other Liabilities

	December 31,
	2014	2013
Environmental remediation	$226	$227
Employee-related benefits	100	104
Accrued litigation	52	49
Asset retirement obligations	43	40
Deferred revenue	13	11
Contract termination fee	9	9
Miscellaneous	21	16

	$464	$456

See Note 17 for discussion of environmental remediation, asset retirement obligations and accrued litigation.

Note 17: Commitments and Contingent Liabilities

(a) Guarantees

Obligations for Equity Affiliates & Others

Chemours, through DuPont, has directly guaranteed various debt obligations under agreements with third parties related to equity affiliates, customers, suppliers and other affiliated companies. At December 31, 2014 and 2013, Chemours had directly guaranteed $41 and $46 of such obligations, respectively. This amount represents the maximum potential amount of future (undiscounted) payments that Chemours could be required to make under the guarantees. Chemours would be required to perform on these guarantees in the event of default by the guaranteed party. No amounts were accrued at December 31, 2014 and 2013.

Chemours assesses the payment/performance risk by assigning default rates based on the duration of the guarantees. These default rates are assigned based on the external credit rating of the counterparty or through internal credit analysis and historical default history for counterparties that do not have published credit ratings. For counterparties without an external rating or available credit history, a cumulative average default rate is used.

Operating Leases

Chemours uses various leased facilities and equipment in its operations. The terms for these leased assets vary depending on the lease agreement. Future minimum lease payments (including residual value guarantee amounts) under noncancelable operating leases are, $68, $55, $41, $36 and $26 for the years ended December 31, 2015, 2016, 2017, 2018 and 2019, respectively, and $52 for the years thereafter. Net rental expense under operating leases was $75, $62 and $53 during the years ended December 31, 2014, 2013 and 2012, respectively.

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Notes to the Combined Financial Statements

(Dollars in millions)

(b) Asset Retirement Obligations

Chemours has recorded asset retirement obligations primarily associated with closure, reclamation and removal costs for mining operations related to the production of titanium dioxide in the Titanium Technologies segment. Chemours’ asset retirement obligation liabilities were $43 and $42 at December 31, 2014 and 2013, respectively. A summary of the changes in asset retirement obligations during 2014 and 2013 is as follows:

	Year ended December 31,
	2014	2013
Beginning balance	$42	$43
Accretion expense	2	3
Additional liabilities incurred	1	—
Changes in estimated cash flows	—	—
Settlements/payments	(2)	(4)

Ending balance	$43	$42

Current portion	$—	$2

Noncurrent portion	$43	$40

(c) Litigation

In addition to the matters discussed below, Chemours, by virtue of its status as a subsidiary of DuPont prior to the distribution, is subject to various pending legal proceedings arising out of the normal course of the Chemours business including product liability, intellectual property, commercial, environmental and antitrust lawsuits. It is not possible to predict the outcome of these various proceedings. While management believes it is reasonably possible that Chemours could incur losses in excess of the amounts accrued, if any, for the aforementioned proceedings, it does not believe any such loss would have a material impact on Chemours’ combined financial position, results of operations or liquidity. With respect to litigation matters discussed below, management’s estimate of the probability of loss in excess of the amounts accrued, if any, is addressed individually for each matter.

Asbestos

At December 31, 2014, there were about 2,500 lawsuits pending against DuPont alleging personal injury from exposure to asbestos. These cases are pending in state and federal court in numerous jurisdictions in the United States and are individually set for trial. Most of the actions were brought by contractors who worked at sites at some point between 1950 and the 1990s. A small number of cases involve similar allegations by DuPont employees. A limited number of the cases were brought by household members of contractors and DuPont employees. Finally, certain lawsuits allege personal injury as a result of exposure to DuPont products. At December 31, 2014 and 2013, Chemours had an accrual of $38 and $40, respectively, related to this matter. Management believes it is remote that Chemours would incur losses in excess of the amounts accrued in connection with this matter.

Cogeneration Lawsuit

Chemours’ Chambers Works facility in New Jersey has an agreement to purchase electricity from the Chambers Cogeneration Limited Partnership, (CCLP). The contract requires periodic price adjustment by a formula that

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Notes to the Combined Financial Statements

(Dollars in millions)

uses the value from a specific line item on a Federal Energy Regulatory Commission reporting form as a proxy for market price. CCLP filed a lawsuit against DuPont in 2008 claiming about $30 for recalculated past charges, adjustment to future billing and attorneys’ fees. In 2011, the court granted CCLP’s motion for summary judgment on the issue of liability. In the second quarter 2012, the court assessed total damages of $26. At June 30, 2012, Chemours had recorded net charges of $17, reflecting total charges of $26 and a payment of $9 to CCLP within the second quarter 2012.

In the fourth quarter of 2012, the parties agreed to settle the matter for $15 exclusive of the $9 paid in 2012 thereby recognizing a gain of $2. In the first quarter 2013, DuPont paid on behalf of Chemours $10 to CCLP completing the settlement payment.

PFOA

Chemours used PFOA (collectively, perfluorooctanoic acids and its salts, including the ammonium salt), as a processing aid to manufacture some fluoropolymer resins at various sites around the world including its Washington Works plant in West Virginia. Chemours had accruals of $14 and $15 related to the PFOA matters discussed below at December 31, 2014 and 2013 respectively.

The accrual includes charges related to DuPont’s obligations under agreements with the U. S. Environmental Protection Agency and voluntary commitments to the New Jersey Department of Environmental Protection. These obligations and voluntary commitments include surveying, sampling and testing drinking water in and around certain company sites and offering treatment or an alternative supply of drinking water if tests indicate the presence of PFOA in drinking water at or greater than the national Provisional Health Advisory.

Drinking Water Actions

In August 2001, a class action, captioned Leach v. DuPont, was filed in West Virginia state court alleging that residents living near the Washington Works facility had suffered, or may suffer, deleterious health effects from exposure to PFOA in drinking water.

DuPont and attorneys for the class reached a settlement in 2004 that binds about 80,000 residents. In 2005, DuPont paid the plaintiffs’ attorneys’ fees and expenses of $23 and made a payment of $70, which class counsel designated to fund a community health project. Chemours, through DuPont, funded a series of health studies which were completed in October 2012 by an independent science panel of experts (the C8 Science Panel). The studies were conducted in communities exposed to PFOA to evaluate available scientific evidence on whether any probable link exists, as defined in the settlement agreement, between exposure to PFOA and human disease.

The C8 Science Panel found probable links, as defined in the settlement agreement, between exposure to PFOA and pregnancy-induced hypertension, including preeclampsia; kidney cancer; testicular cancer; thyroid disease; ulcerative colitis; and diagnosed high cholesterol.

In May 2013, a panel of three independent medical doctors released its initial recommendations for screening and diagnostic testing of eligible class members. In September 2014, the medical panel recommended follow-up screening and diagnostic testing three years after initial testing, based on individual results. The medical panel has not communicated its anticipated schedule for completion of its protocol. Through DuPont, Chemours is obligated to fund up to $235 for a medical monitoring program for eligible class members and, in addition, administrative cost associated with the program, including class counsel fees. In January 2012, Chemours,

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Notes to the Combined Financial Statements

(Dollars in millions)

through DuPont, put $1 in an escrow account to fund medical monitoring as required by the settlement agreement. The court appointed Director of Medical Monitoring has established the program to implement the medical panel’s recommendations and the registration process, as well as eligibility screening, is ongoing. Diagnostic screening and testing has begun and associated payments to service providers are being disbursed from the escrow account.

In addition, under the settlement agreement, DuPont must continue to provide water treatment designed to reduce the level of PFOA in water to six area water districts, including the Little Hocking Water Association (LHWA), and private well users.

Class members may pursue personal injury claims against DuPont only for those human diseases for which the C8 Science Panel determined a probable link exists. At December 31, 2014, there were approximately 2,900 lawsuits filed in various federal and state courts in Ohio and West Virginia, an increase of about 2,800 over year end 2013. In accordance with a stipulation reached in the third quarter 2014 and other court procedures, these lawsuits have been or will be served and consolidated in multi-district litigation in Ohio federal court (MDL). Based on information currently available to the company the majority of the lawsuits allege personal injury claims associated with high cholesterol and thyroid disease from exposure to PFOA in drinking water. At December 31, 2014, there were 27 lawsuits alleging wrongful death. In 2014, six plaintiffs from the MDL were selected for individual trial. The first trial is scheduled to begin in September 2015, and the second in November 2015. Chemours, through DuPont, denies the allegations in these lawsuits and is defending itself vigorously. No claims have been dismissed, settled, or resolved during the periods presented.

Additional Actions

An Ohio action brought by the LHWA is ongoing. In addition to general claims of PFOA contamination of drinking water, the action claims “imminent and substantial endangerment to health and or the environment” under the Resource Conservation and Recovery Act (RCRA). In the second quarter 2014, DuPont filed a motion for summary judgment and LHWA moved for partial summary judgment. In the first quarter of 2015, the court granted in part and denied in part both parties’ motions. As a result, the litigation process will continue with respect to certain of the plaintiff’s claims.

While it is probable that Chemours will incur costs related to the medical monitoring program discussed above, such costs cannot be reasonably estimated due to uncertainties surrounding the level of participation by eligible class members and the scope of testing.

Chemours believes that it is reasonably possible that it could incur losses that could be material in the period recognized with respect to the other PFOA matters discussed above. However, a range of such losses, if any, cannot be reasonably estimated at this time due to the uniqueness of the individual MDL plaintiff’s claims and Chemours’ defenses to those claims both as to potential liability and damages on an individual claim basis, among other factors. Although considerable uncertainty exists, management does not currently believe that the ultimate disposition of these matters would have a material adverse effect on Chemours combined results of operations, financial position or liquidity.

Titanium Dioxide Antitrust Litigation

In February 2010, two suits were filed in Maryland federal district court alleging conspiracy among DuPont, of which Chemours, prior to the distribution, is a subsidiary, Huntsman International LLC (Huntsman), Kronos

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Notes to the Combined Financial Statements

(Dollars in millions)

Worldwide Inc. (Kronos), Millennium Inorganics Chemicals Inc. (Millennium) and others to fix prices of titanium dioxide sold in the U.S. between March 2002 and the present. The cases were subsequently consolidated and in August 2012, the court certified a class consisting of U.S. customers that have directly purchased titanium dioxide since February 1, 2003.

During the third quarter 2013, DuPont and plaintiffs agreed to settle this matter, subject to court approval. In connection therewith, Chemours recorded charges of $72, within cost of goods sold, for the year ended December 31, 2013. The settlement explicitly acknowledges that DuPont denies all allegations and does not admit liability. The court entered the order granting final approval to the settlement on December 13, 2013. The settlement was paid in January 2014.

In November 2013, Valspar, which opted out of the class action settlement described above, filed suit in federal court in Minnesota against DuPont, Huntsman, Kronos and Millennium making substantially similar claims to those made in the class action. The lawsuit was moved to Delaware federal court on DuPont’s motion.

In March 2013, a purported class action was filed against DuPont, Huntsman, Kronos and Millennium in the U.S. District Court for the Northern District of California on behalf of “indirect purchasers” from more than 30 states that purchased products containing titanium dioxide. The settlement discussed above cannot be used to establish liability in the indirect purchaser case. In September 2014, the Court dismissed most of the claims in the original complaint. The plaintiffs have filed an Amended Complaint, limiting the purported class to indirect purchasers of architectural coating products containing titanium dioxide from 21 states. DuPont denies all allegations and will again seek dismissal of the Amended Complaint.

Chemours, through DuPont, denies these allegations and is defending itself vigorously against the Valspar and indirect purchaser claims. While management believes a loss related to either matter is reasonably possible, any such loss would be immaterial.

(d) Environmental

DuPont, of which Chemours, prior to the distribution, is a subsidiary, is also subject to contingencies pursuant to environmental laws and regulations that in the future may require further action to correct the effects on the environment of prior disposal practices or releases of chemical substances by Chemours or other parties. Chemours accrues for environmental remediation activities consistent with the policy set forth in Note 3. Much of this liability results from the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA, often referred to as Superfund), RCRA and similar state and global laws. These laws require DuPont, of which Chemours, prior to the distribution, is a subsidiary, to undertake certain investigative, remediation and restoration activities at sites where Chemours conducts or once conducted operations or at sites where Chemours-generated waste was disposed. The accrual also includes estimated costs related to a number of sites identified for which it is probable that environmental remediation will be required, but which are not currently the subject of enforcement activities.

Remediation activities vary substantially in duration and cost from site to site. These activities, and their associated costs, depend on the mix of unique site characteristics, evolving remediation technologies, diverse regulatory agencies and enforcement policies, as well as the presence or absence of potentially responsible parties. At December 31, 2014, the Combined Balance Sheets included a liability of $295, relating to these matters and, in management’s opinion, is appropriate based on existing facts and circumstances. The average time frame, over which the accrued or presently unrecognized amounts may be paid, based on past history, is

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Notes to the Combined Financial Statements

(Dollars in millions)

estimated to be 15 to 20 years. Therefore, considerable uncertainty exists with respect to environmental remediation costs and, under adverse changes in circumstances, the potential liability may range up to approximately $650 above the amount accrued at December 31, 2014. Except for Pompton Lakes, which is discussed further below, based on existing facts and circumstances, management does not believe that any loss, in excess of amounts accrued, related to remediation activities at any individual site will have a material impact on the financial position, liquidity or results of operations of Chemours.

Pompton Lakes

The environmental remediation accrual at December 31, 2014 includes $86 related to activities at Chemours’ site in Pompton Lakes, New Jersey. Management believes that is reasonably possible that potential liability for remediation activities at this site could range up to $116 including previously accrued amounts. This could have a material impact on the liquidity of Chemours in the period recognized. However, management does not believe that this would have a material adverse effect on Chemours’ combined financial position, liquidity and results of operations. During the twentieth century, DuPont manufactured blasting caps, fuses and related materials at Pompton Lakes. Operating activities at the site were ceased in the mid 1990’s. Primary contaminants in the soil and sediments are lead and mercury. Ground water contaminants include volatile organic compounds.

Under the authority of the EPA and the New Jersey Department of Environmental Protection, remedial actions at the site are focused on investigating and cleaning up the area. Ground water monitoring at the site is ongoing and Chemours, through DuPont, has installed and continues to install vapor mitigation systems at residences within the ground water plume. In addition, Chemours, through DuPont, is further assessing ground water plume/vapor intrusion delineation. In November 2014, the EPA announced a proposed remediation plan that would require Chemours to dredge mercury contamination from a 36 acre area of the lake and remove sediment from 2 other areas of the lake near the shoreline. The plan is subject to notice and comment. Chemours expects to spend approximately $60 over the next three years, which is included in the remediation accrual at December 31, 2014, in connection with remediation activities at Pompton Lakes, including activities related to the EPA’s proposed plan.

Note 18: Long-Term Employee Benefits

DuPont offers various long-term benefits to its employees. Where permitted by applicable law, DuPont reserves the right to change, modify or discontinue the Plans.

DuPont offers plans that are shared amongst its businesses, including Chemours. In these cases, the participation of employees in these plans is reflected in these financial statements as though Chemours participates in a multiemployer plan with DuPont. A proportionate share of the cost is reflected in these Combined Financial Statements. Assets and liabilities of such plans are retained by DuPont. Further information on the DuPont plan is discussed in DuPont’s Annual Report on Form 10-K for the year ended December 31, 2014 (DuPont’s Annual Report).

(a) Defined Benefit Pensions

DuPont Pension and Retirement Plan

DuPont has both funded and unfunded noncontributory defined benefit pension plans covering a majority of the U.S. employees, hired before January 1, 2007. The benefits under these plans are based primarily on years of

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Notes to the Combined Financial Statements

(Dollars in millions)

service and employees’ pay near retirement. DuPont’s funding policy is consistent with the funding requirements of federal laws and regulations.

Non-U.S. Pension Plans

Pension coverage for employees of DuPont’s non-U.S. subsidiaries, is provided, to the extent deemed appropriate, through separate plans. Obligations under such plans are funded by depositing funds with trustees, covered by insurance contracts, or remain unfunded.

(b) Other Long-Term Employee Benefits

DuPont provides medical, dental and life insurance benefits to pensioners and survivors, and disability and life insurance protection to employees. The associated plans for retiree benefits are unfunded and the cost of approved claims are paid from DuPont funds. Essentially all of the cost for these retiree benefit plans is attributable to DuPont’s U.S. plans. The retiree medical plan is contributory with pensioners and survivors’ contributions adjusted annually to achieve a 50/50 target sharing of cost increases between DuPont and pensioners and survivors. In addition, limits are applied to DuPont’s portion of the retiree medical cost coverage. U.S. employees hired on or after January 1, 2007 are not eligible to participate in the post-retirement medical, dental and life insurance plans. DuPont also provides disability benefits to employees. Employee disability benefit plans are insured in many countries. However, in the U.S., such plans are generally self-insured. Expenses for self-insured plans are reflected in the Combined Financial Statements.

(c) Defined Contribution Plan

DuPont sponsors several defined contribution plans, which cover substantially all U.S. employees. The most significant is DuPont’s U.S. Retirement Savings Plan (the Plan), which reflects the 2009 merger of DuPont’s Retirement Savings Plan and DuPont’s Savings and Investment Plan. This Plan includes a non-leveraged Employee Stock Ownership Plan (ESOP). Employees are not required to participate in the ESOP and those who do are free to diversify out of the ESOP. The purpose of the Plan is to provide retirement savings benefits for employees and to provide employees an opportunity to become stockholders of DuPont. The Plan is a tax qualified contributory profit sharing plan, with cash or deferred arrangement, and any eligible employee of DuPont may participate. DuPont contributes 100 percent of the first 6 percent of the employee’s contribution election and also contributes 3 percent of each eligible employee’s eligible compensation regardless of the employee’s contribution.

Participation in the Plans

Chemours participates in DuPont’s U.S. and non-U.S. plans as though they are participants in a multiemployer plan with the other businesses of DuPont. More information on the financial status of DuPont’s significant plans can be found in DuPont’s Annual Report. The following table presents information for DuPont’s significant plans in which Chemours participates.

Plan name	EIN /Pension number	2014	2013	2012
DuPont Pension and Retirement Plan (U.S.)	51-0014090 / 001	$51	$126	$118
All Other U.S. and non-U.S. Plans		17	38	51

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Notes to the Combined Financial Statements

(Dollars in millions)

For purposes of these financial statements, the figures in this table represent the allocation of cost to Chemours, which was allocated based on active employee headcount. These figures do not represent cash payments to DuPont, or DuPont’s plans.

Cash Flow

Defined Benefit Plan

No contributions were made to the principal U.S. pension plan trust fund in 2014 or 2013. In 2012, DuPont made a contribution to the principal U.S. pension plan of which Chemours’ portion was approximately $110. In 2015, DuPont’s contributions on behalf of Chemours to its principal U.S. pension plan are expected to be less than $12. DuPont contributed on behalf of Chemours $35, $34 and $34 to its pension plans other than the principal U.S. pension plan in 2014, 2013 and 2012, respectively. DuPont contributed on behalf of Chemours $66, $58 and $66 to its other long-term employee benefit plans, respectively, in 2014, 2013 and 2012. DuPont expects to contribute on behalf of Chemours approximately the same amount as contributed in 2014 to its pension plans other than the principal U.S. pension plan and its other long-term employee benefit plans, respectively, in 2015.

Defined Contribution Plan

DuPont’s contributions to the Plan on behalf of Chemours were allocated in the amounts of $52, $50 and $49 for the years ended December 31, 2014, 2013 and 2012, respectively. The Plan’s matching contributions vest immediately upon contribution. The three percent non-matching contribution vests for employees with at least three years of service. In addition, DuPont expects to contribute on behalf of Chemours about $53 to its defined contribution plans for the year ended December 31, 2015.

The contribution made by DuPont on behalf of Chemours is an allocation of the total contribution based on the headcount of the participants in the plan which are part of the Chemours business.

Note 19: Geographic Information

	December 31, 2014		December 31, 2013		December 31, 2012
	Net Sales[1]	Net Property, Plant and Equipment[2]	Net Sales[1]	Net Property, Plant and Equipment[2]	Net Sales[1]	Net Property, Plant and Equipment[2]
North America[3]	$2,759	$2,273	$3,138	$2,183	$3,284	$2,193
Asia Pacific	1,548	140	1,519	138	1,654	139
EMEA[4]	1,190	372	1,237	321	1,318	251
Latin America[5]	935	523	965	330	1,109	210

Total	$6,432	$3,308	$6,859	$2,972	$7,365	$2,793

[1]	Net sales are attributed to countries based on the location of customer.
[2]	Includes property, plant and equipment less accumulated depreciation.
[3]	Includes net sales and net property in Canada of $147 and $14 in 2014, $145 and $13 in 2013, and $137 and $10 in 2012.
[4]	Europe, Middle East and Africa.
[5]	Latin America includes Mexico.

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Notes to the Combined Financial Statements

(Dollars in millions)

Note 20: Segment Information

Chemours’ operations are classified into three reportable segments based on similar economic characteristics, the nature of products and production processes, end-use markets, channels of distribution and regulatory environment. Chemours’ reportable segments are Titanium Technologies, Fluoroproducts and Chemical Solutions. Corporate costs and certain legal and environmental expenses that are not aligned with the reportable segments are reflected in Corporate and Other.

Major products by segment include: Titanium Technologies (titanium dioxide); Fluoroproducts (fluorochemicals and fluoropolymers); and Chemical Solutions (cyanides, sulfur products and performance chemicals and intermediates). Chemours operates globally in substantially all of its product lines. Segment sales include transfers to another reportable segment. As Chemours’ management continues to prepare for the separation from DuPont, the Chief Operating Decision Maker (CODM) reporting package has been updated to include segment adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA). Adjusted EBITDA is the primary measure of segment profitability used by the CODM. Adjusted EBITDA is defined as income (loss) before income taxes, depreciation and amortization excluding non-operating pension and other post-retirement employee benefit costs and exchange gains (losses). Adjusted EBITDA includes service cost component of net periodic benefit cost. All other components of net periodic benefit cost are considered non-operating and are excluded from adjusted EBITDA. Segment net assets include net working capital, net property, plant and equipment and other non-current operating assets and liabilities of the segment. This is the measure of segment assets reviewed by the CODM.

Non-operating pension and other post-retirement employee benefit costs include interest cost, expected return on plan assets, amortization of loss (gain), and amortization of prior service cost (benefit). These costs for both the pension benefits and other post-retirement benefits are excluded from segment adjusted EBITDA.

	Titanium Technologies	Fluoroproducts	Chemical Solutions	Corporate and Other	Total
December 31, 2014
Sales	$2,944	$2,327	$1,168	$—	$6,439
Less: transfers	7	—	—	—	7

Net sales	2,937	2,327	1,168	—	6,432

Adjusted EBITDA	759	330	29	(223)	895
Depreciation and amortization	125	83	48	1	257
Equity in earnings from affiliates	—	20	—	—	20
Segment net assets	1,748	1,480	782	(337)	3,673
Affiliate net assets	—	124	—	—	124
Purchases of plant, property and equipment[1]	376	133	106	—	615

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Notes to the Combined Financial Statements

(Dollars in millions)

	Titanium Technologies	Fluoroproducts	Chemical Solutions	Corporate and Other	Total

December 31, 2013
Sales	$3,026	$2,379	$1,462	$—	$6,867
Less: transfers	7	—	1	—	8

Net sales	3,019	2,379	1,461	—	6,859

Adjusted EBITDA	722	377	96	(213)	982
Depreciation and amortization	117	90	53	1	261
Equity in earnings from affiliates	—	22	—	—	22
Segment net assets	1,390	1,387	734	(294)	3,217
Affiliate net assets	—	123	—	—	123
Purchases of plant, property and equipment	290	96	52	—	438

December 31, 2012
Sales	$3,295	$2,559	$1,515	$—	$7,369
Less: transfers	4	—	—	—	4

Net sales	3,291	2,559	1,515	—	7,365

Adjusted EBITDA	1,454	539	116	(226)	1,883
Depreciation and amortization	115	95	55	1	266
Equity in earnings from affiliates	—	25	—		25
Segment net assets	1,333	1,359	751	(276)	3,167
Affiliate net assets	—	130	—	—	130
Purchases of plant, property and equipment	270	105	57	—	432

[1]	Purchases of property, plant and equipment includes $11 in accounts payable, which is excluded from the Combined Statements of Cash Flows.

Total segment adjusted EBITDA reconciles to total combined income before income taxes on the Combined Statements of Income as follows:

	Year ended December 31,
	2014	2013	2012
Total segment adjusted EBITDA	$895	$982	$1,883
Depreciation and amortization	(257)	(261)	(266)
Non-operating pension and other postretirement employee benefit costs	(22)	(114)	(127)
Exchange losses	(66)	(31)	(5)

Income before income taxes	$550	$576	$1,485

THE CHEMOURS COMPANY

(A Consolidated Subsidiary of E. I. du Pont de Nemours and Company)

Notes to the Combined Financial Statements

(Dollars in millions)

Net sales by product group were as follows:

	Year ended December 31,
	2014	2013	2012
Titanium dioxide	$2,937	$3,019	$3,291
Fluoropolymers	1,326	1,324	1,428
Fluorochemicals	1,001	1,055	1,131
Performance chemicals and intermediates	624	913	939
Cyanides	314	320	336
Sulfur products	230	228	240

Net Sales	$6,432	$6,859	$7,365

Note 21: Subsequent Events (Unaudited)

These Annual Combined Financial Statements reflect management’s evaluation of subsequent events through May 13, 2015.

Debt transactions subsequent to December 31, 2014

In conjunction with Chemours’ separation from DuPont, Chemours incurred $4,003 of debt on May 12, 2015, consisting of $1,500 in aggregate principal amount of borrowings under a senior secured term loan facility, $1,350 in aggregate principal amount of eight-year senior notes (the 2023 Notes), $750 in aggregate principal amount of ten-year senior notes (the 2025 Notes) and $403 in aggregate principal amount of eight-year Euro-denominated senior notes (the Euro Notes) with a notional amount of €360. In addition, Chemours has access to a $1,000 senior secured revolving credit facility that is expected to be undrawn at the time of separation. We used proceeds from the financing transactions to fund a distribution to DuPont of $3,923, net of $80 of debt issuance costs and original issue discount, consisting of a cash distribution of $3,416 and a distribution in-kind of 2025 Notes with an aggregate principal amount $507. We have not retained any cash as a result of these financing transactions. Total debt issuance costs incurred and capitalized are in the amount of $73, and original issue discount was in the amount of $7 on the senior secured term loan facility, both of which will be amortized over the respective financing terms. The debt issuance costs are shown as a reduction of the outstanding Long-term debt as of December 31, 2014, consistent with the treatment prescribed under Accounting Standards Update (ASU) No. 2015-03, “Interest — Imputation of Interest (Subtopic 835-30)”, which will be adopted by Chemours as discussed in Note 3 to the Annual Combined Financial Statements. Borrowings under the senior secured term loan facility have variable interest rates and a term of seven years, the 2023 Notes have a fixed interest rate of 6.625%, the 2025 Notes have a fixed interest rate of 7.0% and the Euro Notes have a fixed interest rate of 6.125%. The senior secured revolving credit facility has a term of five years, with variable interest rates on the drawn balance and a variable commitment fee range of 0.20% to 0.35% on the undrawn balance.